Form 10-K, Exhibit 13
period 1995-12-31
FCNB CORP
filed 1996-04-01
CIK 803644

FCNB CORP AND SUBSIDIARY

                                FINANCIAL REPORT

                           DECEMBER 31, 1995 and 1994

THE YEAR IN SUMMARY
FCNB CORP AND SUBSIDIARIES



- ------------------------------------------------------------------------------
Years ended December 31,                       1995        1994(1)     1993(1)
- ------------------------------------------------------------------------------
                                                   (dollars in thousands,
                                                   except per share data)

Net income                                     $5,750      $5,293      $5,361
Per share:(2)
     Net income                                  1.41        1.30        1.32
     Cash dividends declared                      .46         .42         .35
     Book value at period end(3)                11.87       10.24       10.16

Net income as a percent of average:(3)
     Total assets                               1.09%       1.09%       1.19%
     Stockholders' equity                       12.79       13.01       14.06

- ------------------------------------------------------------------------------
December 31,                                    1995       1994(1)    1993(1)
- ------------------------------------------------------------------------------
                                                    (dollars in thousands)


Assets                                       $553,253    $517,521    $488,547
Loans, net of unearned income                 352,896     303,997     251,204
Deposits                                      448,917     427,797     401,327
Federal funds purchased and securities sold
 under agreements to repurchase                21,043      25,103      32,304
Other short-term borrowings                    25,426      19,089      10,276
Long-term debt                                  4,680           -           -
Stockholders' equity                           48,301      41,688      41,252

Banking facilities                                 17          15          14


____________________________

(1) Restated retroactively to reflect the acquisition of ENB Financial Corporation consummated on March 24, 1995 and accounted for as a pooling of interests.
(2) The amounts shown have been adjusted retroactively for a three-for-two stock split, effected in the form of a 50% stock dividend, declared in April 1995.
(3) Calculations reflect the effects of adopting Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on December 31, 1993.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and related financial data for FCNB Corp (the "Company") recognizes the March 24, 1995 acquisition of ENB Financial
Corporation ("ENB"), as if it had occurred on January 1, 1993, which was accounted for as a pooling of interests. The 1994 and 1993 financial statements, including earnings per share data and other financial data, have been restated to reflect this business combination. ENB was the holding company for Elkridge Bank, an $80 million financial institution headquartered in Elkridge, Maryland, with additional branches in Columbia and Glen Burnie, Maryland. Pursuant to the terms of the Agreement and Plan of Merger between ENB and the Company, ENB was merged with and into the Company and Elkridge Bank became a separate subsidiary of the Company. The following discussion provides an overview of the financial condition and results of operations of the Company and its principal wholly-owned subsidiaries FCNB Bank and Elkridge Bank (the "Banks"). This discussion is intended to assist the readers in their analysis of the accompanying consolidated financial statements and notes thereto.

Throughout the discussion on the financial performance of the Company, the yield on interest-earning assets, the net interest spread, the net interest margin, the risk-based capital ratios, and the leverage ratio, exclude the effects of the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." However, the return on average assets, the return on average equity, and the book value per share at period end include the effects of this pronouncement.

The following analysis of the Company's operating results is presented on a consolidated basis. Net income was $5.75 million in 1995 compared to $5.29 million for 1994. Earnings per share were $1.41 in 1995 compared to $1.30 for 1994.

Return on average assets and return on average stockholders' equity are key measures of earnings performance. Return on average assets measures the ability of a bank to utilize its assets in generating income. Return on average assets was 1.09% in 1995 and 1994. Return on average stockholders' equity, which measures the income earned on the capital invested, was 12.79% in 1995 compared to 13.01% in 1994.

During 1995, the Company experienced strong loan demand and, accordingly, increased net loans $48.35 million (16.1%) over the level at the end of 1994. Due to this increase in loans the Company increased the amount of the provision for credit losses.

Noninterest income increased $975,000 (36.2%) from the level in 1994 and noninterest expenses increased $1.49 million (9.1%) during the same period.

On January 26, 1996, the Company consummated its merger of Laurel Bancorp, Inc. ("Laurel"), the holding company for Laurel Federal Savings Bank, Laurel, Maryland ("Laurel FSB"), with and into the Company. Pursuant to the terms of this merger, Laurel FSB was merged with and into the Company's wholly-owned subsidiary, Elkridge Bank, and the branch of Laurel FSB in Monrovia, Maryland was transferred to FCNB Bank. A total of approximately 1,321,000 shares of the Company's common stock was issued in the transaction, which will be accounted for as a pooling of interests. Laurel had approximately $108 million in assets at the time of the merger.

In connection with this merger, certain costs incurred to effect the combination, accounted for as a pooling of interests, are expenses of the combined enterprise and, accordingly, are charged to expense and deducted in determining the results of operations of the combined entity. The specific one-time costs associated with this merger that will be charged to the combined entity's results of operations in the first quarter of 1996 following consummation of the merger include: (1) income tax expense of approximately $1.60 million associated with accumulated bad debt reserves for income tax purposes in excess of those maintained for financial reporting purposes; (2) salaries and employee benefits associated with change-in-control payments to certain executive officers of Laurel totalling approximately $1.20 million; and (3) other operating expenses of approximately $300,000 associated with a consulting fee payable to Laurel's financial advisor.

On December 22, 1995, the Company entered into an Agreement and Plan of Merger to acquire all of the common stock of Harbor Investment Corporation ("Harbor"), the parent company of Odenton Federal Savings and Loan Association ("Odenton"), Odenton, Maryland. Pursuant to the terms of the agreement the aggregate consideration paid to the shareholders of Harbor shall not exceed $6.72 million. The proposed acquisition is subject to regulatory and shareholder approval, and is anticipated to be completed in the second quarter of 1996.

The terms of both of the merger transactions discussed above, were negotiated considering the impact of any specific one-time costs. Accordingly, management of the Company believes these acquisitions will make significant contributions to the Company's earnings in future years.

In April 1995, the Company opened a de novo branch in Brunswick, Maryland. This brought the number of branch locations to 17 as of December 31, 1995.

In the ordinary course of its business, the Company routinely explores opportunities for additional growth and expansion of its core banking business and related activities. However, there can be no assurance that this growth or expansion will have a positive impact on the Company's earnings, dividends, book value or market value.

The Company will be moving into its new headquarters facility during the first quarter of 1996. Accordingly, the Company's operating results for 1996 will be negatively impacted by the increased overhead costs associated with this facility. However, the Company will be attempting to lease or sell other facilities vacated with this move in an attempt to lessen the impact of the new facility's overhead expenses.

In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (Statement 121), which will become effective for fiscal years beginning after December 15, 1995. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability, is evaluated based upon the estimated future cash flows expected to result from the use of the asset and its eventual disposition. If expected cash flows are less than the carrying amount of the asset, an impairment loss is recognized. Additionally, this Statement requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The impact of adopting this Statement is not expected to be material to the Company's consolidated financial statements.

In May 1995, the FASB issued Statement No. 122, "Accounting for Mortgage Servicing Rights" (Statement 122), which will become effective, on a prospective basis, for years beginning after December 15, 1995. This Statement requires mortgage banking enterprises to recognize as separate assets rights to service mortgage loans, however those servicing rights are acquired. When mortgage loans, acquired either through a purchase transaction or by origination, are sold or securitized with servicing rights retained an allocation of the total cost of the mortgage loans should be made between the mortgage servicing rights and the loans based on their relative fair values. In subsequent periods, all mortgage servicing rights capitalized must be periodically evaluated for impairment based on the fair value of those rights, and any impairments recognized through a valuation allowance. The impact of adopting this Statement is not expected to be material to the Company's consolidated financial statements.

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123), which will become effective for transactions entered into in fiscal years that begin after December 15, 1995, though it may be adopted early. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. This Statement uses a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting guidance in Opinion 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in this Statement had been applied. The Company has decided to disclose the effects of adopting Statement 123 in the footnotes to the 1996 consolidated financial statements rather than record the effects in the consolidated financial statements.


Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential

Table 1 shows average balances of asset and liability categories, interest income and interest paid, and average yields and rates for the periods indicated.

Net Interest Income

Net interest income is generated from the Company's lending and investment activities, and is the most significant component of the Company's earnings. Net interest income is the difference between interest and rate-related fee income on earning assets (primarily loans and investment securities) and the cost of the funds (primarily deposits and short-term borrowings) supporting them. To facilitate analysis, net interest income is presented on a taxable-equivalent basis to adjust for the tax-exempt status of certain loans and investment securities. This adjustment, based on the statutory federal income tax rate of 34% in 1995, 1994 and 1993 increases the tax-exempt income to an amount representing an estimate of what would have been earned if that income were fully taxable.

Changes in net interest income between periods is affected primarily by the volume of interest-earning assets and the yield on those assets, and by the volume of interest-bearing deposits and other liabilities and the rates paid on those deposits and liabilities. Table 2 reconciles the impact of changes in average balances and average rates with the change in the Company's net interest income for the periods indicated.

Taxable-equivalent net interest income totaled $24.03 million in 1995, increasing 5.7% from the $22.74 million recorded in 1994. The Company's average interest-earning assets increased 7.5% to $491.75 million during 1995. This increase was primarily funded by an 8.4% increase in the Company's average interest-bearing liabilities and by a 6.1% increase in the Company's average noninterest-bearing deposits during the year.

The Company's net interest margin (taxable-equivalent net interest income as a percent of average interest-earning assets) was 4.89% in 1995, as compared to 4.97% in 1994. This decrease in net interest margin primarily reflects the impact of the change in the spread between yields on average interest-earning assets and rates paid on average interest-bearing liabilities realized during 1995. This spread decreased by 20 basis points during the year reflecting the increase in rates paid on average interest-bearing liabilities of 91 basis points while the yield on average interest earning assets increased 71 basis points.

The yield on the average investment portfolio remained fairly constant, only increasing 6 basis points during 1995 compared to 1994. The yield on the average loan portfolio increased reflecting the impact of increases in the prime lending rate that followed the Federal Reserve Board's increases in the federal funds rates throughout 1994 and 1995. The rates paid on federal funds purchased and securities sold under agreements to repurchase, and other short-term borrowings increased by 172 and 136 basis points, respectively, primarily causing the increase in rates paid on interest-bearing liabilities. The rate of interest earned on interest-earning assets and the rate paid on interest-bearing liabilities, while significantly affected by the actions taken by the Federal Reserve to control economic growth, are influenced by competitive factors within the Company's market. Competitive pressures during 1995 for both loans and the funding sources needed to satisfy loan demand within the Company's market area caused its net interest spread to narrow. The management of the Company feels that the competitive pressures in this market will cause the net interest spread to continue to be under pressure. Therefore, the Company is currently pursuing operating efficiencies through improved technology and is adding new products and services to enhance its level of noninterest income.


Table 1. Comparative Statement Analysis
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                  Years ended December 31,
- ---------------------------------------------------------------------------------------------------------------------------------
                                            1995                              1994                             1993
- ---------------------------------------------------------------------------------------------------------------------------------
                               Average     Interest   Average    Average     Interest   Average    Average     Interest   Average
                                daily      income(2)   yield/     daily      income(2)   yield/     daily      income(2)   yield/
                              balance(1)  / paid       rate     balance(1)  / paid       rate    balance(1)   / paid        rate
                              ----------  ------       ----     ----------  ------       ----    ----------   ------        ----

                                                                  (dollars in thousands)
Assets
Interest-earning assets:
  Interest-bearing
   deposits in
   other banks                 $    461      $   24     5.20%    $    182     $    10     5.49%   $    483     $     14   2.90%
- ---------------------------------------------------------------------------------------------------------------------------------
  Federal funds sold              7,460         457     6.13       10,802         439     4.06      13,229          403   3.05
- ---------------------------------------------------------------------------------------------------------------------------------
  Loans held for sale             1,252          82     6.55        3,398         251     7.39       7,280          594   8.16
- ---------------------------------------------------------------------------------------------------------------------------------
  Investment securities:
   Taxable                      131,254       8,730     6.65      146,741       9,335     6.36     138,551        9,370   6.76
   Nontaxable                    14,435       1,835    12.71       21,342       2,752    12.89      24,815        3,186  12.84
- ---------------------------------------------------------------------------------------------------------------------------------
     Total invest-
      ment securities           145,689      10,565     7.25      168,083      12,087     7.19     163,366       12,556   7.69
- ---------------------------------------------------------------------------------------------------------------------------------
  Loans(3), net of
    unearned income             336,883      31,480     9.34      274,948      23,563     8.57     236,981       20,052   8.46
- ---------------------------------------------------------------------------------------------------------------------------------
     Total interest-earning
      assets                    491,745      42,608     8.66      457,413      36,350     7.95     421,339       33,619   7.98
- ---------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning
 assets                          36,930                            30,842                           27,614
Net effect of unrealized
 gain (loss) on securities
 available for sale                (529)                             (947)                               -
- ---------------------------------------------------------------------------------------------------------------------------------
  Total assets                 $528,146                          $487,308                         $448,953
==================================================================================================================================
Liabilities and
 Stockholders' Equity
Interest-bearing
 liabilities:
   NOW/SuperNOW accounts       $ 45,473       1,031     2.27%    $ 44,582         953     2.14%   $ 39,586          895   2.26%
   Savings accounts              69,010       2,097     3.04       71,957       2,023     2.81      62,018        1,859   3.00
   Money market accounts         69,146       2,371     3.43       74,443       2,267     3.05      69,316        2,127   3.07
   Certificates of deposit
    and other time deposits
    less than $100,000          148,851       8,003     5.38      124,657       5,283     4.24     124,307        5,386   4.33
   Certificates of deposit
    and other time deposits
    of $100,000 or more          39,361       2,173     5.52       30,725       1,310     4.26      29,714        1,221   4.11
   Federal funds purchased
    and securities sold
    under agreements to
    repurchase                   18,928       1,122     5.93       29,592       1,247     4.21      20,080          617   3.07
   Other short-term
    borrowings                   27,207       1,644     6.04       11,322         530     4.68      15,420          513   3.32
   Long-term debt                 1,670         136     8.14            -           -     -            140            9   6.43
- ---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                    419,646      18,577     4.43      387,278      13,613     3.52     360,581       12,627   3.50
- ---------------------------------------------------------------------------------------------------------------------------------


                                        7

Noninterest-bearing
 deposits                        58,746                            55,369                           46,517
Noninterest-bearing
 liabilities                      4,811                             3,978                            3,728
- ---------------------------------------------------------------------------------------------------------------------------------
     Total liabilities          483,203                           446,625                          410,826
- ---------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity             45,472                            41,630                           38,127
Net effect of unrealized
 gain/(loss) on securities available
 for sale                          (529)                             (947)                               -
- ---------------------------------------------------------------------------------------------------------------------------------
     Total stockholders'
      equity                     44,943                            40,683                           38,127
- ---------------------------------------------------------------------------------------------------------------------------------
     Total liabilities
      and stockholders'
      equity                   $528,146                          $487,308                         $448,953
=================================================================================================================================
Net interest income                         $24,031                           $22,737                           $20,992
=================================================================================================================================
Net interest spread                               4.23%                 4.43%                            4.48%
Net interest margin                               4.89%                 4.97%                            4.98%
=================================================================================================================================

(1) The average daily balances for investment securities exclude the effects of the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on December 31, 1993.
(2) Presented on a taxable-equivalent basis using the statutory federal income tax rate of 34%.
(3) Nonaccruing loans, which include impaired loans, are included in the average balances. Net loan fees included in interest income totaled $711,000, $360,000 and $207,000 for 1995, 1994 and 1993, respectively.
(4) The interest paid in 1995 includes $300,000 of capitalized construction period interest.

                                        8


Table 2
Rate/Volume Analysis
- ---------------------------------------------------------------------------------------------------------------------------------
                                        1995 compared to 1994             1994 compared to 1993            1993 compared to 1992
- ---------------------------------------------------------------------------------------------------------------------------------
                                     Increase                           Increase                       Increase
                                    (decrease)                         (decrease)                     (decrease)
                                      due to              Net           due to             Net          due to              Net
                                 -----------------      increase   -----------------     increase   -----------------     increase
                                 Volume    Rate(1)     (decrease)   Volume    Rate(1)   (decrease)   Volume    Rate(1)   (decrease)
- ---------------------------------------------------------------------------------------------------------------------------------
                             (dollars in thousands)
Interest Income
Interest-earning assets:
   Interest-bearing deposits
    in other banks                   15        (1)           14   $    (9)   $    5      $    (4)     $  8   $    (2)    $     6
   Federal funds sold              (136)      154            18       (74)      110           36         7       (77)        (70)
   Loans held for sale             (159)      (10)         (169)     (317)      (26)        (343)       35       (40)         (5)
   Investment securities
     Taxable                       (985)      380          (605)      554      (589)         (35)    1,776    (1,401)        375
     Nontaxable(2)                 (891)      (26)         (917)     (446)       12         (434)     (115)     (109)       (224)
   Loans(3)                       5,308     2,609         7,917     3,213       298        3,511       263    (1,809)     (1,546)
- ---------------------------------------------------------------------------------------------------------------------------------
          Total interest
           income                 3,152     3,106         6,258     2,921      (190)       2,731     1,974    (3,438)     (1,464)
- ---------------------------------------------------------------------------------------------------------------------------------
Interest Paid
Interest-bearing
 liabilities:
   Savings deposits(4)             (202)      458           256       573      (212)         361       738    (1,028)       (290)
   Time deposits                  1,392     2,191         3,583        58       (72)         (14)     (585)   (1,487)     (2,072)
   Federal funds purchased and
    securities sold under
    agreements to repurchase       (449)      324          (125)      292       338          630        64      (164)       (100)
   Other short-term
    borrowings                      744       370         1,114      (136)      154           18       108       (36)         72
   Long-term debt                   136         -           136        (9)        -           (9)       (5)        -          (5)
- ---------------------------------------------------------------------------------------------------------------------------------
          Total interest
           paid                   1,621     3,343         4,964       778       208          986       320    (2,715)     (2,395)
- ---------------------------------------------------------------------------------------------------------------------------------
Net interest income              $1,531    $ (237)       $1,294    $2,143    $ (398)     $ 1,745  $  1,654    $ (723)      $ 931
==================================================================================================================================

(1)   The volume/rate variance is allocated entirely to changes in rates.

(2) Taxable-equivalent adjustments of $624,000 for 1995, $936,000 for 1994,and $1,083,000 for 1993 are included in the calculation of nontaxable investment securities rate variances.

(3) Taxable-equivalent adjustments of $2,000 for 1995, $10,000 for 1994, and $18,000 for 1993 are included in the calculation of loan rate variances.

(4)   Savings deposits include NOW/SuperNOW, savings and money market accounts.

                                        9

Noninterest Income

Noninterest income increased by $975,000, or 36.2% in 1995. The Company engages in the secondary mortgage market to enable it to satisfy customer demand for fixed-rate mortgage loans. In past years, this product assisted the Company in generating additional noninterest income. Gains realized from loan sales in the secondary market were $315,000 in 1995, whereas during 1994 losses were realized of $260,000. The losses incurred in 1994 were primarily caused by the rise in market interest rates during the year. Noninterest income from gains realized on the sale of mortgage loans is directly affected by the volume of mortgage loans settled, which is significantly influenced by increases and decreases in the level of interest rates. In periods of rising interest rates mortgage loan production typically declines, whereas in periods of declining interest rates mortgage loan production increases. As a result, this source of noninterest income is highly influenced by the level and direction of future interest rate changes. In 1995 and 1994, servicing fee income totaled $547,000 and $477,000, respectively. Servicing income on mortgage loans originated and sold however, is expected to make a smaller contribution to noninterest income since the Company is currently not retaining servicing rights on mortgages sold. For an analysis of securities gains and losses, see Note 4 to the consolidated financial statements.

The increase in service fees on deposit accounts is attributable to increases in account volume and activity since service charges per account have been kept relatively constant.

The Company is adding new products and services to enhance its level of noninterest income in an effort to mitigate the effect of its decreasing net interest spread. Some of these products are fee-based and, accordingly, are less sensitive to fluctuations in the level of interest rates. The Company has an arrangement with Liberty Securities Corp, a third party provider of mutual funds and annuities, to offer these products to its customers. The arrangement will enable the Company in future years to earn commissions on the sale of mutual funds and annuities while providing customers access to alternative investment products. Additionally, revenue from service charges on deposit accounts will continue to increase as the volume of accounts maintained expands.

The Company's management is committed to developing and offering innovative, market-driven products and services that will generate additional sources of noninterest income.

Noninterest Expenses

Noninterest expenses increased $1.49 million (9.1%) in 1995. A portion of this increase is attributable to the additional costs of personnel associated with operating the new Damascus branch acquired in December 1994 and the opening of the new Brunswick branch in April 1995. Total salaries and employee benefits increased $1.41 million (16.7%) in 1995. Of this total, salaries increased $1.11 million (15.5%) over 1994's level. This change reflects the increase in the current year's average number of full-time equivalent employees. During 1995, the Company employed 294 average full-time equivalent employees, an increase of 27 (10.1%) over 1994's average full-time employee census.

Net occupancy and equipment expenses increased $20,000 (1.3%) and $80,000 (6.5%), respectively, compared to those incurred during 1994. The small increase in occupancy expenses has been positively impacted by a reduction in repair and maintenance costs and a reprieve from the harsh winter weather which occurred during early 1994. The increase in equipment expenses is primarily related to an increase in computer repairs and maintenance costs and an increase in automated teller machine costs.

Other operating expenses decreased $99,000 (2.0%) compared to the prior year. The decrease was primarily due to a refund of its FDIC insurance charges, in the amount of $237,000, along with a reduction in the assessment rate charged for FDIC insurance after May 1995, and a reduction in the costs of holding foreclosed properties. Increases in professional fees, of $135,000, primarily related to consulting fees on various projects, served to offset many of the cost reductions experienced in other areas. Provisions to recognize the decline in value of foreclosed properties in 1995 and 1994 were $177,000 and $246,000, respectively. See Note 13 to the consolidated financial statements for a schedule showing a detailed breakdown of the Company's more significant other operating expenses.

Income Taxes

Income tax expense increased to $3.07 million in 1995, compared to $2.39 million in 1994, reflecting the higher level of pretax income in 1995. The Company's effective tax rate was 34.8% in 1995, compared with 31.1% in 1994. The Company's income tax expense differs from the amount computed at statutory rates primarily due to tax-exempt interest from certain loans and investment securities. Note 12 to the consolidated financial statements reconciles expected income taxes at statutory rates for the past three years with income tax expense included in the consolidated statements of income. During 1994, the Company established a subsidiary in Delaware to manage a portion of the Company's investment portfolio. This enabled the Company to obtain professional portfolio management over these investment securities and to obtain a tax benefit, since the income derived in this subsidiary is not subject to state income taxes.

Liquidity and Interest Rate Sensitivity

Asset/liability management involves the funding and investment strategies necessary to maintain an appropriate balance between interest sensitive assets and liabilities. It also involves providing adequate liquidity while sustaining stable growth in net interest income. Regular review and analysis of deposit and loan trends, cash flows in various categories of loans and monitoring of interest spread relationships are vital to this process.

The conduct of our banking business requires that we maintain adequate liquidity to meet changes in composition and volume of assets and liabilities due to seasonal, cyclical or other reasons. Liquidity describes the ability of the Company to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the customers of the Company, as well as for meeting current and future planned expenditures. This liquidity is typically provided by the funds received through customer deposits, investment maturities, loan repayments, borrowings, and income. Normally, this requires maintaining prospective liquidity sufficient to meet our customers' demand for loans. In 1995, modest growth of deposits, coupled with very strong growth in loan demand, led to the reduction in the investment securities portfolio.

The Company seeks to contain the risks associated with interest rate fluctuations by managing the balance between interest sensitive assets and liabilities. Managing to mitigate interest rate risk is, however, not an exact science. Not only does the interval until repricing of interest rates on assets and liabilities change from day to day as the assets and liabilities change, but for some assets and liabilities, contractual maturity and the actual maturity experienced are not the same. For example, mortgage-backed securities may have contractual maturities well in excess of five years but, depending upon the interest rate carried by the specific underlying mortgages and the then currently prevailing rate of interest, these securities may be prepaid in a shorter time period. Accordingly, the mortgage-backed securities and collateralized mortgage obligations that have average stated maturities in excess of five years, are evaluated as part of the asset/liability management process using their expected average lives due to anticipated prepayments on the underlying loans. Loans held for sale which have a contracted maturity of five to thirty years are included in the one year or less time frame since they are available to be sold at any time and are carried at the lower of cost or fair value. Similarly, NOW/SuperNOW accounts, by contract, may be withdrawn in their entirety upon demand and savings deposits may be withdrawn on seven days notice. While these contracts are extremely short, it has been the Company's experience that these accounts turnover at the rate of five percent (5%) per year. If all of the Company's NOW/SuperNOW and savings accounts were treated as repricing in one year or less, the cumulative negative gap at one year or less would be $(131.20) million or (23.72%) of total assets. Due to their very liquid nature, the entire balance of money market accounts is assumed to be repriced within one year.

Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of the Company's earning assets and funding sources. An Asset/Liability Committee manages the interest rate sensitivity position in order to maintain an appropriate balance between the maturity and repricing characteristics of assets and liabilities that is consistent with the Company's liquidity analysis, growth, and capital adequacy goals. The Company sells fixed-rate real estate loans in the secondary mortgage market. The Company believes that by selling certain loans rather than retaining them in its portfolio, it is better able to match the maturities or repricing of interest sensitive assets to interest sensitive liabilities. It is the objective of the Asset/Liability Committee to maximize net interest margins during periods of both volatile and stable interest rates, to attain earnings growth, and to maintain sufficient liquidity to satisfy depositors' requirements and meet credit needs of customers.

The following table summarizes, as of December 31, 1995, the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities, the Company's interest rate sensitivity gap (interest-earning assets less interest-bearing liabilities), the Company's cumulative interest rate sensitivity gap, and the Company's cumulative interest sensitivity gap ratio (cumulative interest rate sensitivity gap divided by total assets). A negative gap for any time period means that more interest-bearing liabilities will reprice or mature during that time period than interest-earning assets. During periods of rising interest rates, a negative gap position would generally decrease earnings, and during periods of declining interest rates, a negative gap position would generally increase earnings. The converse would be true for a positive gap position. Therefore, a positive gap for any time period means that more interest-earning assets will reprice or mature during that time period than interest-bearing liabilities. During periods of rising interest rates, a positive gap position would generally increase earnings, and during periods of declining interest rates, a positive gap position would generally decrease earnings.

In addition to the gap method of monitoring interest rate sensitivity, the Company also employs computer model simulations. These simulations are run on a monthly basis using a shock analysis technique to determine the effects on the Company's net income assuming an immediate increase or decrease in interest rates. The Company has an interest rate risk management policy that limits the amount of deterioration in net income, associated with an assumed interest rate shock of +/- 100 and +/- 200 basis point change in interest rates, to no more than 10% and 20% of net income, respectively.


Interest Rate Sensitivity Analysis - December 31, 1995

- ---------------------------------------------------------------------------------------------------------------------------------
                                           Interest sensitivity period
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                   After 1
                                             3 or less          4 to 12            through            After 5
                                               months            months            5 years             years               Total
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                          (dollars in thousands)
INTEREST-EARNING ASSETS
Interest-bearing deposits
 in other banks                               $    188            $   --            $    --           $    --             $   188
Federal funds sold                              20,017                --                 --                --              20,017
Loans held for sale:
   Fixed rate                                    2,362                --                 --                --               2,362
Investment securities:(1)
   Fixed rate                                    6,611             5,623             93,725             6,617             112,576
   Variable rate                                 9,104                --                 --                --               9,104
Loans:(2)
   Fixed rate                                   22,925            52,549            113,018            40,938             229,430
   Variable rate                               122,609                --                 --                --             122,609
- ---------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning
       assets                                 $183,816           $58,172           $206,743           $47,555            $496,286
=================================================================================================================================

INTEREST-BEARING LIABILITIES
Deposits:
   NOW/SuperNOW accounts
    and savings                               $  1,498           $ 4,493           $ 23,962           $89,859            $119,812
   Money market accounts                        66,759                --                 --                --              66,759
   Certificates of deposit and
    other time deposits:
     Fixed rate                                 36,178            78,400             53,169             7,726             175,473
     Variable rate                              20,894                --                 --                --              20,894
Federal funds purchased and securities
 sold under agreements to
 repurchase                                     20,719               324                 --                --              21,043
Other short-term borrowings:
     Fixed rate                                 25,426                --                 --                --              25,426
Long-term debt:
     Variable rate                               4,680                --                 --                --               4,680
- ---------------------------------------------------------------------------------------------------------------------------------
       Total interest-bearing
             liabilities                      $176,154           $83,217           $ 77,131           $97,585            $434,087
=================================================================================================================================
Interest-earning assets less
 interest-bearing
    liabilities ("Gap")                         $7,662          $(25,045)          $129,612          $(50,030)            $62,199
Cumulative Gap                                  $7,662          $(17,383)          $112,229          $ 62,199             $62,199
Cumulative Gap as a percentage of
 total assets                                    1.38%             (3.14)%           20.29%            11.24%              11.24%

- ------------------------

(1)   Excludes  nonrate  sensitive  equity   securities.   Reflects  fair  value
      adjustments for securities available for sale.
(2) Includes consumer loans net of unearned income, and excludes nonaccrual and impaired loans.

Investment Portfolio

Investment securities represent the second largest component of earning assets, at 30% of average earning assets in 1995 and 37% in 1994. The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for secured public funds and repurchase agreements. The investment portfolio averaged $145.69 million in 1995 compared to $168.08 million in 1994. The average yield on the portfolio increased 6 basis points to 7.25% in 1995.

During 1995, the Company utilized the cash flow from the investment portfolio, primarily from the paydowns on mortgage-backed pass-through agency securities and calls of tax-exempt securities, to fund a portion of the increase in loan portfolio. Mortgage-backed pass-through agency securities are popular investments for banks because they are generally higher yielding than U.S. Treasury securities, have little credit risk and have a lower risk-weighting under the risk-based capital guidelines than many other investments.

As of December 31, 1995, the gross unrealized losses in the Company's investment portfolio were $384,000 in the held-to-maturity investment portfolio and $523,000 in the available-for-sale investment portfolio compared to $3.36 million and $3.67 million, respectively, as of December 31, 1994. The investment portfolio had an average life of less than four years, with an estimated tax-equivalent average yield of 6.74%, at December 31, 1995. Since the Company's held-to-maturity investment portfolio includes fixed rate investment securities that have below market interest rates, the future operating results of the Company would be negatively impacted in an increasing rate environment. This reduction in net interest income would result when the cost of funding the Company's operations increases, while the income earned on the held-to-maturity portfolio remains constant.

On December 29, 1995, the Company transferred $23,751,000 of securities at amortized cost, having an unrealized gain of $336,000, from the held-to-maturity portfolio into the available-for-sale portfolio. This transfer has been handled in accordance with the special provisions related to the one-time transfer of investment securities as allowed by the Financial Accounting Standards Board. The Company took advantage of this opportunity to reposition its investment portfolios to enhance its ability to react to changes in the securities market and liquidity needs.

Investment Portfolio Distribution-Book Value (Amortized cost)
- -----------------------------------------------------------------------------------------------------------------------------------
December 31,                                                        1995(1)            1994(1)            1993(1)
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                             (dollars in thousands)
U.S. Treasury and other U.S. government
 agencies and corporations                                        $109,838           $133,260           $135,697
State and political subdivisions                                     8,929             17,955             24,394
Other securities                                                     7,767             11,350             12,899
- -----------------------------------------------------------------------------------------------------------------------------------
     Total                                                        $126,534           $162,565           $172,990
===================================================================================================================================

(1)  Reflects   the  cost  of   securities   purchased,   adjusted  for  premium
     amortization and discount accretion, which differs from the amounts reflected in the consolidated balance sheets due to fair value adjustments.


Analysis of Investment Portfolio (Held-to-Maturity) - December 31, 1995
- -----------------------------------------------------------------------------------------------------------------------------------
                                                              After 1                After 5
                                    1 year                    through                through                After 10
Maturing in:                        or less                   5 years                10 years                 years
- -----------------------------------------------------------------------------------------------------------------------------------
                                            Average                  Average                Average                  Average
                              Amount         Yield       Amount       Yield      Amount      Yield       Amount       Yield
- -----------------------------------------------------------------------------------------------------------------------------------
                                                             (dollars in thousands)
U.S. Treasury and other
 U.S. government agencies
 and corporations                $4,907        5.38%      $30,261        6.16%      $  330       7.34%        $483       6.64%
State and political
 subdivisions (1)                 3,209       14.76         2,931       11.80        2,189      11.15           --         --
- -----------------------------------------------------------------------------------------------------------------------------------
     Total                       $8,116        9.09%      $33,192        6.66%      $2,519      10.64%        $483       6.64%
===================================================================================================================================


                                       14

(1) Yields, calculated using amortized cost book values, are presented on a fully taxable equivalent basis using the federal statutory rate of 34%. All of the obligations of states and political subdivisions are rated A or higher by either Moody's Investors Service, Inc. or Standard & Poor's Corporation.

Analysis of Investment Portfolio (Available-for-Sale) - December 31, 1995
- -----------------------------------------------------------------------------------------------------------------------------------
                                                               After 1                  After 5
                                       1 year                  through                  through                After 10
Maturing in:                          or less                  5 years                  10 years                 years
- -----------------------------------------------------------------------------------------------------------------------------------
                                              Average                   Average                  Average               Average
                              Amount(*)        Yield     Amount(*)       Yield     Amount(*)      Yield    Amount(*)    Yield
- -----------------------------------------------------------------------------------------------------------------------------------
                             (dollars in thousands)
U.S. Treasury and other
 U.S. government agencies
 and corporations                $3,751        5.97%      $58,424        6.40%     $10,214       6.84%      $1,468       7.43%
State and political
 subdivisions (1)                   600        8.03            --       --              --      --              --       -
Other securities                     45        8.01         1,511        7.55           --      --           6,211       5.51
- -----------------------------------------------------------------------------------------------------------------------------------
     Total                       $4,396        6.28%      $59,935        6.43%     $10,214       6.84%      $7,679       5.87%
===================================================================================================================================

* Reflects the cost of securities purchased, adjusted for premium amortization and discount accretion, which differs from the amounts reflected in the consolidated balance sheets due to fair value adjustments.

(1) Yields, calculated using amortized cost book values, are presented on a fully taxable equivalent basis using the federal statutory rate of 34%. All of the obligations of states and political subdivisions are rated A or higher by either Moody's Investors Service, Inc. or Standard & Poor's Corporation.

The Company had no investments that were obligations of the issuer, or payable from or secured by a source of revenue or taxing authority of the issuer, whose aggregate book value exceeded 10% of stockholders' equity at December 31, 1995.

Loan Portfolio

During 1995, the Company sold $23.16 million of conforming residential mortgage loans to the Federal Home Loan Mortgage Corporation (FHLMC), Countrywide Mortgage (Countrywide), the Federal National Mortgage Association (FNMA), and other private investors, and held additional loans totaling $2.36 million at December 31, 1995, whereas in 1994, the Company sold loans totalling $31.69 million to FHLMC and FNMA and held additional loans for sale totalling $1.02 million at December 31, 1994. The average balance of loans held for sale for 1995 was $1.25 million, and in 1994 was $3.40 million which generated average yields of 6.55% and 7.39%, respectively.

The Company makes real estate construction, real estate mortgage, commercial and agricultural, and consumer loans. The real estate construction loans are generally secured by the construction project financed, and have a term of one year or less. The real estate mortgage loans are generally secured by the property and have a maximum loan to value ratio of 75% and a term of one to seven years. The commercial and agricultural loans consist of secured and unsecured loans. The unsecured commercial loans are made based on the financial strength of the borrower and usually require personal guarantees from the principals of the business. The collateral for the secured commercial loans may be equipment, accounts receivable, marketable securities or deposits in the subsidiary banks of the Company. These loans have a maximum loan to value ratio of 75% and a term of one to five years. The consumer loan category consists of secured and unsecured loans. The unsecured consumer loans are made based on the financial strength of the individual borrower. The collateral for secured consumer loans may be marketable securities, automobiles, recreational vehicles or deposits in the Company's subsidiary banks. The usual term for these loans is three to five years.

Loan Distribution

- -------------------------------------------------------------------------------------------------------------------------------
December 31,                        1995      %         1994        %         1993       %        1992       %       1991    %
- -------------------------------------------------------------------------------------------------------------------------------
                                                 (dollars in thousands)
Real estate-construction        $ 26,372     8%     $ 14,599       5%     $  8,911      4%    $  8,321      4%   $ 20,329   8%
Real estate-mortgage(1)          227,478    64       201,891      66       171,937     68      161,451     70     158,086  66
Commercial and agricultural       47,278    13        42,049      14        37,254     15       31,393     13      30,272  13
Consumer                          51,768    15        45,458      15        33,102     13       30,431     13      30,860  13
- -------------------------------------------------------------------------------------------------------------------------------

                                       15


  Total loans, net of
    unearned income        352,896   100%     303,997     100%     251,204    100%      231,596    100%    239,547     100%
  Less: Allowance for
   credit losses            (4,112)            (3,561)              (3,160)              (3,220)            (3,087)
- -------------------------------------------------------------------------------------------------------------------------------
Net loans                 $348,784           $300,436             $248,044             $228,376           $236,460
================================================================================================================================

(1) The real estate mortgage category contains 55.5%, 52.5%, 52.8%, 59.2%, and 63.1% of residential mortgage loans for 1995, 1994, 1993, 1992, and 1991, respectively.

Maturity and Interest Rate Sensitivity of Loans-December 31, 1995

- -------------------------------------------------------------------------------------------------------------------
                               1 year                      After 1
Maturing in:                   or less                  through 5 years              After 5 years
- -------------------------------------------------------------------------------------------------------------------
                       Fixed         Variable      Fixed         Variable      Fixed        Variable
                      interest       interest     interest       interest     interest      interest
                       rates          rates        rates          rates        rates         rates         Total
- -------------------------------------------------------------------------------------------------------------------
                                                                         (dollars in thousands)
Real estate -
 construction          $ 5,985        $11,880     $  3,001        $   615      $    --        $   --     $ 21,481
Real estate -
 mortgage(1)            61,176         18,105       53,193         43,892       17,496         4,223      198,085
Commercial and
 agricultural            2,251          9,506       11,939          9,216          671         1,151       34,734
Consumer                 2,298            280       44,108             --        2,051            --       48,737
Other(2)                 3,764         21,656          777          2,445       21,217            --       49,859
- -------------------------------------------------------------------------------------------------------------------
            Total      $75,474        $61,427     $113,018        $56,168      $41,435        $5,374     $352,896
===================================================================================================================

(1) The Company's customary business practice is to write real estate mortgage loans, which will be retained in its loan portfolio, with repayment terms normally not exceeding seven years. Most loans mature in one year with the balance due at maturity. Assuming that credit standards are met at each maturity, the Company customarily extends its loans for successive one year periods. During 1994, the Company began to write some real estate mortgage loans with terms up to 15 years. This volume is minimal as of December 31, 1995.

(2) This category consists of the loans held by Elkridge Bank. It was impractical to segregate this information by the appropriate loan types, so this item reflects the information as it pertains to the loan portfolio taken as a whole.

Allowance for Credit Losses

On January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114 (Statement 114), "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." It requires that impaired loans, within its scope, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Since the Company's allowance for credit losses was considered adequate when this Statement was adopted, the impact on the Company's financial condition and results of operations was not material.

Statement 114 excludes smaller balance and homogeneous loans from impairment reporting. Therefore, the Company has designated consumer, credit card and residential mortgage loans to be excluded for this purpose. From the remaining loan portfolio, loans rated as doubtful, or worse, classified as nonaccrual, and troubled debt restructurings may be considered to be impaired. Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. Up to this point, slow payment on a loan is considered, by the Company, to only be a minimum delay.

As of December 31, 1995, the Company had impaired loans totaling $407,000, for which a specific allowance for credit losses of $204,000 has been provided and other impaired loans of $218,000 for which no specific allowance for credit losses is required. The average balance of these loans amounted to approximately $1.02 million. Cash receipts on impaired loans applied to reduce the principal balance and cash receipts recognized as interest income were $399,000 and $118,000, respectively. The primary difference between the average balance for the year and the balance as of December 31, 1995 is due to $1.04 million of properties acquired through foreclosure. In addition, at December 31, 1995, the Company had other nonaccrual loans of approximately $232,000 for which impairment had not been recognized. If interest on these other nonaccrual loans had been recognized at the original interest rates, interest income would have increased approximately $5,000.

The Company maintains its allowance for credit losses at a level deemed sufficient to provide for estimated potential losses inherent in the credit extension process. Management reviews the adequacy of the allowance each quarter, considering factors such as current and future economic conditions and their anticipated impact on specific borrowers and industry groups, the growth and composition of the loan portfolio, the level of classified and problem assets, historical loss experience, and the collectibility of specific loans. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.

The provision for credit losses is charged to income in an amount necessary to maintain the allowance at the level management believes is appropriate.

The allowance for credit losses was $4.11 million, or 1.17% of total loans, net of unearned income, at December 31, 1995, compared to $3.56 million, or 1.17% as of December 31, 1994. The allowance for credit losses to nonperforming loans was 420.0% and 253.3% as of December 31, 1995 and 1994, respectively.

Due to the growth of the loan portfolio in 1995, the Company's provision for credit losses in 1995 was $710,000 compared to $450,000 in 1994. The provision for credit losses in 1995 and 1994, exceeded net credit losses by $551,000 and $401,000, respectively.

Total nonperforming assets as of December 31, 1995 totaled $2.46 million, reflecting a $186,000 increase from the $2.27 million in nonperforming assets as of December 31, 1994. Total nonperforming assets, including properties acquired through foreclosure, represents .44% of total assets as of December 31, 1995 and 1994, respectively.

Nonperforming assets at December 31, 1995, included $857,000 of nonaccrual loans. Of this total, $214,000 were secured by residential properties, and $218,000 were secured by commercial properties. Past due loans amounted to $122,000 and the remaining $1.48 million in nonperforming assets reflects the fair value of foreclosed properties held, consisting principally of commercial properties.

It is the Company's practice to continue the recognition of earnings on delinquent consumer loans until the loans are charged-off after being 90 days past due.

Problem Assets
- -----------------------------------------------------------------------------------------
December 31,                           1995        1994        1993      1992        1991
- -----------------------------------------------------------------------------------------
                                                    (dollars in thousands)
Nonperforming loans:
  Nonaccrual loans(1)                $  857       $1,253     $1,804     $3,142   $  5,110
  Restructured loans(2)                   -            -          -          -          -
  Past due loans(3)                     122          153         89         90        150
- -----------------------------------------------------------------------------------------
    Total nonperforming loans           979        1,406      1,893      3,232      5,260
Foreclosed properties(4)              1,479          866      1,063      2,605      4,339
- -----------------------------------------------------------------------------------------
   Total nonperforming
    assets                           $2,458       $2,272     $2,956     $5,837     $9,599
=========================================================================================

Nonperforming assets to
 total loans (net of
 unearned income) and foreclosed
 properties at period end               .70%         .75%      1.17%      2.49%      3.94%

Nonperforming assets to total


 assets at period end                   .44%         .44%       .61%      1.33%      2.32%

Allowance for credit losses
 to nonperforming loans at
 period end                           420.0%       253.3%     166.9%      99.6%      58.7%
- ------------------------

(1) See discussion at "Allowance for Credit Losses" for nonaccrual and impaired loans.

(2) Restructured loans are "troubled debt restructurings" as defined in Statement of Financial Accounting Standards No. 15. Nonaccrual loans are not included in these totals.

(3) Past due loans are loans that were contractually past due 90 days or more as to principal or interest payments at the dates indicated. Nonaccrual and restructured loans are not included in these totals.

(4) Foreclosed properties include properties that have been repossessed or acquired in complete or partial satisfaction of debt. These properties, which are held for resale, are carried at the lower of fair value (net of estimated selling expenses) or the principal balance of the related loans.

The Company has loans totaling $13.48 million that are now current for which there are concerns as to the ability of the borrowers to comply with present loan repayment terms. While management does not anticipate any loss not previously provided for on these loans, changes in the financial condition of these borrowers may necessitate future modifications in their loan repayment terms.


At December 31, 1995, the Company had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of counterparties that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

There were no other interest-bearing assets at December 31, 1995, classifiable as nonaccrual, past due, restructured or problem assets.


Allowance for Credit Losses

- --------------------------------------------------------------------------------------------------------------
Years ended December 31,                  1995           1994           1993            1992             1991
- --------------------------------------------------------------------------------------------------------------
                                                             (dollars in thousands)
Average total loans out-
 standing during year                 $336,883       $274,948       $236,981        $234,127         $233,781
==============================================================================================================
Allowance at beginning
 of year                                $3,561         $3,160         $3,220          $3,087           $2,655
- --------------------------------------------------------------------------------------------------------------
Charge-offs:
  Real estate-construction                   -              -              -              31              496
  Real estate-mortgage                      22             28              -             314              100
  Commercial and agricultural               19              -            140              86              232
  Consumer                                 168            129            127             135               58
- --------------------------------------------------------------------------------------------------------------
     Total charge-offs                     209            157            267             566              886
- --------------------------------------------------------------------------------------------------------------
Recoveries:
   Real estate-construction                  -              -              -               -                -
   Real estate-mortgage                      1              -              2               2              127
   Commercial and agricultural               -             38              8              11               88
   Consumer                                 49             70             17              44               17
- --------------------------------------------------------------------------------------------------------------
     Total recoveries                       50            108             27              57              232
- --------------------------------------------------------------------------------------------------------------
Net charge-offs                            159             49            240             509              654
- --------------------------------------------------------------------------------------------------------------
Additions to allowance charged
 to operating expenses                     710            450            180             642            1,086
- --------------------------------------------------------------------------------------------------------------
Allowance at end of year                $4,112         $3,561         $3,160          $3,220           $3,087
==============================================================================================================
Ratio of net charge-offs
 to average total loans                   .05%           .02%           .10%            .22%             .28%
==============================================================================================================

The allocation of the Allowance, presented in the following table, is based primarily on the factors discussed above in evaluating the adequacy of the Allowance as a whole. Since all of those factors are subject to change, the allocation is not necessarily indicative of the category of future loan losses.

Allocation of Allowance for Credit Losses

- ------------------------------------------------------------------------------------------------------------------------------
December 31,                      1995    %(1)     1994     %(1)      1993      %(1)      1992     %(1)        1991     %(1)
- ------------------------------------------------------------------------------------------------------------------------------
                                                                  (dollars in thousands)
Real estate-construction        $  206     8%    $  143      5%     $  118       4%     $  292      4%       $  520      8%
Real estate-mortgage             1,930    64      1,894     66       1,817      68       1,620     70         1,628     66
Commercial and agricultural      1,116    13        736     14         978      15       1,121     13           638     13
Consumer                           436    15        304     15         247      13         187     13           301     13
Unallocated                        424    --        484     --          --      --          --     --            --     --
- ------------------------------------------------------------------------------------------------------------------------------
Total Allowance                 $4,112   100%    $3,561    100%     $3,160     100%     $3,220    100%       $3,087    100%
==============================================================================================================================

(1)  Percent of loans in each category to total loans, net of unearned income.

Deposits


Average Deposits and Average Rates

- -------------------------------------------------------------------------------------------------------------------
Years ended December 31                                1995                     1994                     1993
- -------------------------------------------------------------------------------------------------------------------
                                        Average                    Average                   Average
                                         daily        Average       daily       Average       daily       Average
                                        balance         Rate       balance        Rate       balance        Rate
- -------------------------------------------------------------------------------------------------------------------
                                                                  (dollars in thousands)
Noninterest-bearing
 demand deposits                       $ 58,746            -%     $ 55,369           -%     $ 46,517           -%
Interest-bearing
 demand deposits                        114,619         2.97       119,025        2.71       108,902        2.77
Savings  deposits                        69,010         3.04        71,957        2.81        62,018        3.00
Certificates of deposit
 and other time deposits                188,212         5.41       155,382        4.25       154,021        4.29
- -------------------------------------------------------------------------------------------------------------------
     Total average deposits            $430,587        3.64%      $401,733        2.95%     $371,458        3.09%
===================================================================================================================


Maturities of Time Deposits-$100,000 or More

- -------------------------------------------------------------------------------
December 31,                              1995            1994           1993
- -------------------------------------------------------------------------------

                                                (dollars in thousands)

Maturing in:
   3 months or less                    $ 9,504         $13,042        $11,165
   Over 3 months through 6 months        8,583           6,253          9,271
   Over 6 months though 12 months        6,963          12,688          3,571
   Over 12 months                        9,750           7,039          5,929
- -------------------------------------------------------------------------------
                                       $34,800         $39,022        $29,936
===============================================================================


Short-term Borrowings

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase

- -----------------------------------------------------------------------------------------------------
December 31,                                                  1995            1994           1993
- -----------------------------------------------------------------------------------------------------
                                                                      (dollars in thousands)
Total outstanding at year-end(1)                             $21,043         $25,103        $32,304
=====================================================================================================
Average amount outstanding during the year                   $18,928         $29,592        $20,080
=====================================================================================================
Maximum amount outstanding at any month-end                  $28,237         $43,768        $35,184
=====================================================================================================
Weighted average interest rate at year-end                     5.65%           5.93%          3.20%
=====================================================================================================
Weighted average interest rate during the year                 5.93%           4.21%          3.07%
=====================================================================================================

(1) Includes securities sold under agreements to repurchase with the Federal Home Loan Bank of Atlanta, totaling $15 million. Securing this arrangement are investment securities with book values of $23.96 million and fair values of $23.60 million at December 31, 1995. These repurchase agreements mature primarily within 30 days of December 31, 1995.

Other Short-term Borrowings(2)

- -------------------------------------------------------------------------------------------------------------------
December 31,                                                                1995            1994             1993
- -------------------------------------------------------------------------------------------------------------------
                                                                                  (dollars in thousands)

Total outstanding at year-end                                              $25,426         $19,089        $10,276
===================================================================================================================
Average amount outstanding during the year                                 $27,207         $11,322        $15,420
===================================================================================================================
Maximum amount outstanding at any month-end                                $36,382         $22,887        $18,827
===================================================================================================================
Weighted average interest rate at year-end                                   5.69%           6.08%          3.29%
===================================================================================================================
Weighted average interest rate during the year                               6.04%           4.68%          3.32%
===================================================================================================================

(2) Primarily reflects the amounts borrowed under secured lending arrangements with the Federal Home Loan Bank of Atlanta.

Long-term debt

On May 31, 1995, the Company entered into a secured lending arrangement with a regional national bank, to finance the cost of its new corporate headquarters facility in Frederick, Maryland (the "Facility"). Pursuant to the terms of this arrangement, the Company will borrow $6,545,000. The loan is secured by a first lien security interest on the Facility's land, improvements and fixtures and equipment. The principal amount of the loan will be amortized with monthly payments over a 15 year term commencing on the earlier of the first day of the first month following the completion of the Facility, or November 1, 1996. Any remaining unpaid balance on May 1, 2002 is due in full. The loan bears interest at a fluctuating rate equal to the daily London Interbank Offering Rate for one-month U.S. Dollar deposits (LIBOR), plus 1.35 percent, subject to a limited upward adjustment if certain performance ratios are not maintained. The balance outstanding as of December 31, 1995 was $4.68 million, bearing interest at a rate of 7.32%.


Capital Resources

Adequate capital is vital to financial institutions. It is requisite to sustaining growth, providing a measure of protection against unanticipated declines in asset values and helping safeguard the funds of depositors. Capital also provides a source of funds to meet loan demand and enables the Company to manage its asset and liabilities effectively. The equity formation rate (calculated as net income less dividends declared divided by average total equity) was 8.60% in 1995 compared to 8.84% in 1994.

The Federal Reserve Board has stringent capital guidelines which are directly related to a bank's risk-based capital ratios. By regulatory definition, a "well capitalized" bank is one having a Tier 1 capital ratio of 6% or more, a total risk-based capital ratio of 10% or more, and a leverage ratio of 5% or more. These institutions supposedly face fewer regulatory hindrances in its operations than institutions which are classified at the other end of the spectrum as "critically undercapitalized." In addition, FDIC deposit insurance premium rates are significantly lower for banks with higher capital levels as compared to poorly capitalized banks.

By bank regulation, the total risk-based capital ratio, the Tier 1 risk-based capital ratio and the Tier 1 leverage ratio must be at least equal to 8%, 4% and 3% (with an additional cushion of at least 100 to 200 basis points for all but the most highly rated banks for the Tier 1 leverage ratio), respectively. Tier 1 capital, as it relates to the Company, consists principally of total stockholders' equity less ineligible intangible assets. Total capital, as it relates to the Company, consists principally of Tier 1 capital and the allowance for credit losses.

The capital amounts used for the risk-based capital calculations are different than the capital amounts reported in the accompanying consolidated balance sheets. This difference is due to the exclusion of the effects of Statement of Financial Accounting Standards No. 115 (Statement 115), "Accounting for Certain Investments in Debt and Equity Securities," for this purpose. The effects of the net unrealized gain (loss) on securities available for sale were $530,000 and ($2.15 million) at December 31, 1995 and 1994, respectively.

The Federal Reserve Board has a current proposal to add an interest rate risk component to the calculation of the risk-based capital ratios. It is management's opinion, that the impact of this proposal, if enacted, would not have a material impact on the Company's capital ratios.

- --------------------------------------------------------------------------------
                            Risk-based capital ratios   Leverage ratio
- --------------------------------------------------------------------------------
                            Tier 1       Total capital
- --------------------------------------------------------------------------------
Actual                      12.04%          13.09%           8.55%
Minimum                      4.00            8.00            3.00
- --------------------------------------------------------------------------------
Excess                       8.04%           5.09%           5.55%
================================================================================

Recent developments
- -------------------

There are currently being discussed certain proposals relating to the reform or restructuring of the deposit insurance fund system. Currently, there are two deposit insurance funds maintained by the FDIC, the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"). Deposits of SAIF insured institutions assumed by BIF insured banks (plus the deemed growth in such deposits) continue to be treated as SAIF insured deposits, unless "entrance and exit fees" amounting to approximately 1.79% of the assumed deposits are paid. The designation of deposits as "BIF insured" or "SAIF insured" determines the level of the deposit insurance premiums paid by an institution, and the allocation of such premiums between BIF and SAIF. As of December 31, 1995, the Company had approximately $44.00 million in deposits designated as SAIF insured, out of $448.92 million in total deposits. Deposit premium assessments for the Company's BIF insured deposits have been reduced to .04% as of June 1, 1995, down from .23% and have been eliminated for the first quarter of 1996. SAIF deposit insurance premiums will remain at .23% until SAIF meets the mandated level of 1.25% of insured deposits. Among the proposals to recapitalize SAIF and allow the equalization at the lower BIF premium levels is one which would impose a one-time assessment of .85% to .90% of SAIF insured deposits on all institutions holding SAIF insured deposits. If a one-time assessment of .85% of SAIF insured deposits were imposed on the Company as of December 31, 1995, and the assessment were imposed utilizing the same formula for calculating the level of the SAIF insured deposit base as that currently utilized for allocating premiums between BIF and SAIF, then the Company would be required to pay approximately $374,000 in connection with the assessment without reduction for the effect of income taxes. With the acquisition of Laurel and the pending acquisition of Harbor that would include approximately $110.0 million in SAIF insured deposits, the Company's one-time assessment would increase by approximately $935,000. There can be no assurance as to the enactment of any of the current proposals, the form of any such proposals, the amount, tax treatment or timing of any one-time assessment, or the means used to calculate the deposit base subject to any such assessment.

Financial Analysis 1994-1993

Earnings Summary:

Net income was $5.29 million in 1994 compared to $5.36 million for 1993. Earnings per share were $1.30 in 1994 compared to $1.32 for 1993.

Return on average assets was 1.09% in 1994 compared to 1.19% for 1993. Return on average stockholders' equity was 13.01% in 1994 compared to 14.06% in 1993.

Net Interest Income: On a fully taxable-equivalent basis, net interest income increased $1.75 million, or 8.3% in 1994 and $931,000, or 4.6% in 1993.

In 1994, the net margin on average total interest-earning assets decreased to 4.97% from 4.98% in 1993 and from 5.07% in 1992. Changes in net interest income between periods is affected principally by the volume of interest-earning assets and the yield on those assets, and by the volume of interest-bearing deposits and other liabilities and the rates paid on those deposits and liabilities. Table 2 summarizes, on a fully taxable-equivalent basis, the impact of changes in average balances and average rates on the Company's net interest income for the periods indicated.

Noninterest Income: Noninterest income decreased by $508,000, or 15.9% in 1994 but increased by $1.52 million, or 89.9% in 1993.

The Company utilized the secondary mortgage market to satisfy its customers' demand for long-term fixed-rate mortgage financing and, in so doing, incurred losses in the amount of $260,000 from the sale of conforming mortgage loans but generated $477,000 in related servicing fees in 1994. During 1993, the Company realized gains from loan sales and servicing fees of $1.98 million and $275,000, respectively, from its activity in this market.

The increased service fees on deposit accounts are attributed to increases in both account volume and activity, since service charges per account and per transaction remained relatively constant between the periods.

Noninterest Expenses: Noninterest expenses increased $1.12 million, or 7.3.% in 1994 and $1.59 million, or 11.6% in 1993.

Increases in salaries and employee benefits of $433,000, or 5.4% in 1994 and $947,000, or 13.4% in 1993, primarily reflect the effects of an increase in the number of Company personnel during these periods and an increase in health insurance costs during 1993. The Company acquired one branch office in 1994, and one branch office in 1993.

Other operating expenses increased $527,000, or 11.3% in 1994, and $499,000, or 12.0% in 1993. See Note 13 to the consolidated financial statements for a schedule showing a detailed breakdown of the Company's more significant other operating expenses.

Income Taxes: Income tax expense increased to $2.39 million in 1994, compared to $2.32 million in 1993, reflecting the higher level of pretax income in 1994 and the Company's higher effective tax rate of 31.1% in 1994 compared to 30.2% in 1993.

SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data concerning the Company, as restated for the effects of its merger with ENB Financial Corporation that was accounted for as a pooling of interests, and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere herein. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included.

- ------------------------------------------------------------------------------------------------------------------
Years ended December 31,                     1995             1994           1993            1992           1991
- ------------------------------------------------------------------------------------------------------------------
                                                         (dollars in thousands, except per share data)
Summary of Operating Results:
   Total interest income                   $41,982          $35,405        $32,518         $33,898        $34,998
   Total interest expense(1)                18,277           13,613         12,627          15,022         19,533
- ------------------------------------------------------------------------------------------------------------------
   Net interest income                      23,705           21,792         19,891          18,876         15,465
   Provision for credit losses                 710              450            180             642          1,086
- ------------------------------------------------------------------------------------------------------------------
   Net interest income after
     provision for credit losses            22,995           21,342         19,711          18,234         14,379
   Net securities gains (losses)               123              375         (1,183)         (1,576)          (142)
   Noninterest income (excluding net
    securities gains (losses))               3,544            2,317          4,383           3,261          2,102
   Noninterest expenses                     17,841           16,353         15,234          13,645         12,167
- ------------------------------------------------------------------------------------------------------------------
   Income before provision for income
     taxes and cumulative effect of
     changes in accounting principles        8,821            7,681          7,677           6,274          4,172
   Provision for income taxes                3,071            2,388          2,316           1,577          1,003
- ------------------------------------------------------------------------------------------------------------------
   Income before cumulative effect of
     changes in accounting principles        5,750            5,293          5,361           4,697          3,169
   Cumulative effect on prior years of
     changes in accounting principles           --               --             --            (129)            --
- ------------------------------------------------------------------------------------------------------------------
   Net income                               $5,750           $5,293         $5,361          $4,568         $3,169
==================================================================================================================

Per Share:(2)
   Income before cumulative effect
     of changes in accounting principles    $ 1.41           $ 1.30          $1.32           $1.16          $0.78
   Cumulative effect on prior years of
     changes in accounting
     principles                                 --               --             --            (.03)            --
   Net income                                 1.41             1.30           1.32            1.13           0.78
   Cash dividends declared(3)                  .46              .42            .35             .32            .22
   Book value at year-end(4)                 11.87            10.24          10.16            8.89           8.08
   Average common shares
    outstanding                          4,069,879        4,068,329      4,058,137       4,051,318      4,046,446

Other Data (At Year-End):
   Total loans, net of unearned income    $352,896         $303,997       $251,204        $231,596       $239,547
   Total assets                            553,253          517,521        488,547         439,782        412,914
   Total deposits                          448,917          427,797        401,327         365,742        347,924
   Federal funds purchased and securities
   sold under agreements to repurchase      21,043           25,103         32,304           7,679         27,251
   Other short-term borrowings              25,426           19,089         10,276          26,673          1,611
   Long-term debt                            4,680                -              -               -              -
  Total stockholders' equity                48,301           41,688         41,252          36,046         32,700


                                       24

Consolidated Ratios:
   Return on average total assets(4)          1.09%            1.09%          1.19%           1.08%           .84%
   Return on average stockholders'
    equity(4)                                12.79            13.01          14.06            13.35           9.98
   Average stockholders' equity
    to average total assets(4)                8.51             8.35           8.49            8.10            8.44
  Cash dividends declared to
    net income                               32.80            32.04          26.78           27.76           27.67
- ----------------------------

(1)   Net of $300,000 of capitalized construction period interest in 1995.
(2) The amounts shown have been adjusted retroactively, for a 3 for 2 stock split effected in the form of a 50% stock dividend declared in April 1995.
(3) During 1991, the cash dividend declaration dates were changed to occur after the end of each calendar quarter, causing a decrease in the cash dividends declared in 1991.
(4) The 1995, 1994 and 1993 amounts and ratios shown include the effects of the December 31, 1993 adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

FCNB Corp and Subsidiaries
Consolidated Balance Sheets
December 31, 1995 and 1994
(Dollars in thousands, except per share amounts)
- -------------------------------------------------------------------------------
   ASSETS                                                1995              1994
- -------------------------------------------------------------------------------
Cash and due from banks                                $ 22,848        $ 14,194
Interest-bearing deposits in other banks                    188             426
Federal funds sold                                       20,017          18,734
- -------------------------------------------------------------------------------
   Cash and cash equivalents                             43,053          33,354
- -------------------------------------------------------------------------------
Loans held for sale                                       2,362           1,023
- -------------------------------------------------------------------------------
Investment securities held to maturity - fair value
 of $45,059 in 1995 and $79,917 in 1994                  44,310          82,058
- -------------------------------------------------------------------------------
Investment securities available for sale - at fair
 value                                                   83,062          77,234
- -------------------------------------------------------------------------------
Loans                                                   353,826         306,160
Less:  Allowance for credit losses                       (4,112)         (3,561)
       Unearned income                                     (930)         (2,163)
- -------------------------------------------------------------------------------
      Net loans                                         348,784         300,436
- -------------------------------------------------------------------------------
Bank premises and equipment                              19,846          12,150
- -------------------------------------------------------------------------------
Other assets                                             11,836          11,266
- -------------------------------------------------------------------------------
      Total assets                                     $553,253        $517,521
===============================================================================
- -------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
- -------------------------------------------------------------------------------
LIABILITIES
Deposits:
 Noninterest-bearing deposits                          $ 65,979        $ 65,667
 Interest-bearing deposits                              382,938         362,130
- -------------------------------------------------------------------------------
      Total deposits                                    448,917         427,797
Short-term borrowings:
 Federal funds purchased and securities
  sold under agreements to repurchase                    21,043          25,103
 Other short-term borrowings                             25,426          19,089
Long-term debt                                            4,680               -
Accrued interest and other liabilities                    4,886           3,844
- -------------------------------------------------------------------------------
      Total liabilities                                 504,952         475,833
- -------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 2, 10 & 17)
- -------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock, per share par value $1.00;
 1,000,000 shares authorized; none outstanding               --              --
Common stock, per share par value $1.00;
 5,000,000 shares authorized; 4,069,879 in 1995
 and 2,713,547 in 1994 shares issued
 and outstanding                                          4,070           2,714
Surplus                                                  22,615          22,535
Retained earnings                                        21,086          18,589
Net unrealized gain (loss) on securities
 available for sale                                         530          (2,150)
- -------------------------------------------------------------------------------
   Total stockholders' equity                            48,301          41,688
- -------------------------------------------------------------------------------
   Total liabilities and stockholders' equity          $553,253        $517,521


===============================================================================
See Notes to Consolidated Financial Statements.


FCNB Corp and Subsidiaries
Consolidated Statements of Income
For the Years Ended December 31, 1995, 1994 and 1993
- --------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                  1995          1994         1993
- --------------------------------------------------------------------------------------------------
Interest income:
   Interest and fees on loans                                  $31,560       $23,804      $20,628
   Interest and dividends on investment
    securities:
      Taxable                                                    8,384         9,119        9,226
      Tax exempt                                                 1,211         1,816        2,103
      Dividends                                                    346           217          144
   Interest on federal funds sold                                  457           439          403
   Other interest income                                            24            10           14
- --------------------------------------------------------------------------------------------------
               Total interest income                            41,982        35,405       32,518
- --------------------------------------------------------------------------------------------------
Interest expense:
   Interest on deposits                                         15,511        11,836       11,488
  Interest on federal funds purchased and
    securities sold under agreements
    to repurchase                                                1,122         1,247          617
   Interest on other short-term
   borrowings                                                    1,644           530          513
  Interest on long-term debt                                        --            --            9
- --------------------------------------------------------------------------------------------------
               Total interest expense                           18,277        13,613       12,627
- --------------------------------------------------------------------------------------------------
Net interest income                                             23,705        21,792       19,891
Provision for credit losses                                        710           450          180
- --------------------------------------------------------------------------------------------------
Net interest income after provision
  for credit losses                                             22,995        21,342       19,711
- --------------------------------------------------------------------------------------------------
Noninterest income:
   Service fees                                                  2,104         1,845        1,724
   Net securities gains (losses)                                   123           375       (1,183)
   Gain (loss) on sale of loans                                    315          (260)       1,975
   Servicing fees on loans sold                                    547           477          275
   Other operating income                                          578           255          409
- --------------------------------------------------------------------------------------------------
               Total noninterest income                          3,667         2,692        3,200
- --------------------------------------------------------------------------------------------------
Noninterest expenses:
   Salaries and employee benefits                                9,859         8,448        8,015
   Occupancy expenses, net                                       1,511         1,491        1,282
   Equipment expenses                                            1,312         1,232        1,282
  Merger related expenses                                          303           227           --
  Other operating expenses                                       4,856         4,955        4,655
- --------------------------------------------------------------------------------------------------
               Total noninterest expenses                       17,841        16,353       15,234
- --------------------------------------------------------------------------------------------------
Income before provision for income taxes                         8,821         7,681        7,677
Provision for income taxes                                       3,071         2,388        2,316
- --------------------------------------------------------------------------------------------------
Net income                                                     $ 5,750       $ 5,293      $ 5,361
==================================================================================================
Net income per share                                             $1.41         $1.30        $1.32
==================================================================================================

See Notes to Consolidated Financial Statements.

FCNB Corp and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 1995, 1994 and 1993
- ------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                                                  Net
                                                                                              Unrealized
                                                                                              Gain (loss)        Total
                                                                                           on Securities         Stock-
                                      Shares         Common                     Retained       Available        holders'
                                   Outstanding        Stock      Surplus        Earnings        for Sale         Equity
- ------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1992                   2,141,072       $2,141      $13,952         $14,281          $    -         $30,374

Effect of pooled
 entity                                342,831          343        3,541           1,789               -           5,673

Net income                                  --           --           --           5,361               -           5,361

Shares issued under dividend
 reinvestment and stock purchase
 plan                                    4,683            4           47              (6)              -              45

Shares issued with
 stock dividend                        106,532          107        2,077          (2,184)              -              --

Stock options granted                       --           --          100              --              --             100

Cash dividends declared
 ($.35 per share)                           --           --           --          (1,436)              -          (1,436)

Fair value adjustment for securities
 available for sale, net                    --           --           --              --           1,135           1,135
- ------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1993                   2,595,118        2,595       19,717          17,805           1,135          41,252

Net income                                  --           --           --           5,293              --           5,293

Shares issued under dividend
 reinvestment and stock purchase
 plan                                    3,764            4           51             (13)             --              42

Shares issued with
 stock dividend                        112,013          112        2,688          (2,800)             --              --

Stock option
 transactions                            2,652            3           79              --              --              82

Cash dividends declared
 ($.42 per share)                           --           --           --          (1,696)             --          (1,696)

Fair value adjustment for securities
 available for sale, net                    --           --           --              --          (3,285)         (3,285)
- ------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1994                   2,713,547        2,714       22,535          18,589          (2,150)         41,688

Net income                                  --           --           --           5,750              --           5,750

Dividend reinvestment
 and stock purchase plan                    --           --           --             (11)             --             (11)

Shares issued with stock
 split, effected in the form
 of a 50% stock
 dividend                            1,356,332        1,356           --          (1,356)             --              --

Stock options granted                       --           --           80              --              --              80

Cash dividends declared
 ($.46 per share)                           --           --           --          (1,886)             --          (1,886)

Fair value adjustment for securities
 available for sale, net                    --           --           --              --           2,680           2,680
- ------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1995                   4,069,879       $4,070      $22,615         $21,086            $530         $48,301
========================================================================================================================

See Notes to Consolidated Financial Statements.


FCNB Corp and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 1995, 1994 and 1993
(Dollars in thousands)

- ---------------------------------------------------------------------------------------------------------
                                                                   1995              1994           1993
- ---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                       $ 5,750         $ 5,293        $ 5,361
    Adjustments to reconcile net income to
     net cash provided by (used in)
     operating activities:
      Depreciation and amortization                                   977             965            962
      Provision for credit losses                                     710             450            180
      Provision for foreclosed properties                             177             246              9
      Provision for deferred income
       taxes (benefits)                                              (207)             25            546
      Net premium amortization (discount accretion)
       on investment securities                                       (98)            114            181
      Noncash charitable contribution                                   -              31              -
      Federal Home Loan Bank stock dividend                             -             (26)          (200)
      Accretion of net loan origination fees                         (373)           (108)           (29)
      Net securities (gains) losses                                  (123)           (375)         1,183
    Net (gain) loss on sales of property                              (47)             16            (97)
      Decrease (increase) in other assets                          (1,104)         (1,106)          (407)
      Decrease (increase) in loans held for sale                   (1,339)         13,648         (5,136)
      Increase (decrease) in accrued interest
       and other liabilities                                        1,042             456            (63)
      Other - net                                                       -               -            412
- ---------------------------------------------------------------------------------------------------------
     Net cash provided by
      operating activities                                          5,365          19,629          2,902
- ---------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Proceeds from sales of investment securities                        -               -          1,822
    Proceeds from sales of investment securities
    available for sale                                             21,618           4,080              -
    Proceeds from maturities of investment securities
    available for sale                                              6,820          26,160              -
    Proceeds from maturities of investment securities
    held to maturity                                               21,790          19,985         55,071
    Purchases of investment securities available for sale          (6,457)        (26,484)             -
    Purchases of investment securities held to maturity            (7,520)        (13,054)       (75,526)
    Net increase in loans                                         (49,722)        (53,294)       (19,571)
  Purchases of bank premises and equipment                         (8,763)         (1,786)        (4,682)
    Proceeds from dispositions of property                            388             571          1,349
    Investment in foreclosed property joint venture                     -             (20)             -
- ---------------------------------------------------------------------------------------------------------
     Net cash (used in) investing activities                      (21,846)        (43,842)       (41,537)
- ---------------------------------------------------------------------------------------------------------


FCNB Corp and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 1995, 1994, and 1993
(Dollars in thousands)

- -----------------------------------------------------------------------------------------------------------------------------
                                                                                       1995              1994           1993
- -----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net increase (decrease) in noninterest-
     bearing deposits, NOW accounts, money
     market accounts, and savings accounts                                             (6,030)         11,456         40,279
    Net increase (decrease) in time deposits                                           27,150          15,014         (4,694)
    Net increase in short-term borrowings                                               2,277           1,611          8,229
    Proceeds from (repayment of) long-term debt                                         4,680               -           (192)
    Dividend reinvestment plan                                                            (11)            (13)            (6)
    Proceeds from issuance of common stock                                                  -              96             51
    Dividends paid                                                                     (1,886)         (1,696)        (1,436)
- -----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                        26,180          26,468         42,231
- -----------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                                   9,699           2,255          3,596
Cash and cash equivalents-beginning of year                                            33,354          31,099         27,503
- -----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents-end of year                                                 $43,053         $33,354        $31,099
=============================================================================================================================
Supplemental schedule of noncash investing and financing activities:
    Foreclosed properties acquired
     in settlement of loans                                                            $1,037            $560           $299
=============================================================================================================================
    Seller financed disposition of property                                                $-              $-           $603
=============================================================================================================================
    Surplus from stock options granted                                                    $80             $41           $100
=============================================================================================================================
  Book value of securities transferred to available
   for sale from held to maturity                                                     $23,751               -              -
=============================================================================================================================
  Fair value adjustment for securities available
     for sale, net of applicable deferred
     income tax effects                                                                $2,680         $(3,285)      $  1,135
=============================================================================================================================
The Company  paid  interest of  $18,390,  $13,410 and $12,761 in 1995,  1994 and
1993, respectively.
Income taxes paid by the Company were  $2,755,  $1,847 and $2,813 in 1995,  1994 and 1993, respectively.
=============================================================================================================================

See Notes to Consolidated Financial Statements.

                           FCNB Corp and Subsidiaries

                   Notes to Consolidated Financial Statements

Note 1. Nature of banking activities and significant accounting policies:

FCNB Corp (the "Parent Company") is a multi-bank holding company that provides its customers with banking and bank related financial services through its principal wholly-owned subsidiaries FCNB Bank and Elkridge Bank (the "Banks"). The Banks offer various loan, deposit and other financial service products to its customers. The Banks' customers include individuals and commercial enterprises located within the State of Maryland. Their principal market areas encompass Frederick, Carroll, Howard, Prince George's, Anne Arundel and Montgomery counties and portions of the adjacent counties within the State. Additionally, the Banks maintain correspondent banking relationships and transact daily federal funds sales on an unsecured basis with regional correspondent banks.

The accounting and reporting policies and practices of the Parent Company and its subsidiaries (collectively, the "Company") conform with generally accepted accounting principles. The following is a summary of the Company's significant accounting policies:

Basis of presentation:

The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiaries, presented on the accrual basis of accounting, after elimination of all inter-company accounts and transactions. In the Parent Company's unconsolidated financial statements, investments in subsidiaries are accounted for using the equity method of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Presentation of cash flows:

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing) with a maturity of 90 days or less, and federal funds sold. Generally, federal funds are sold for one day periods.

Investment securities:

Effective December 31, 1993, the Company adopted Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires the use of fair value accounting for certain investment categories.

Securities classified as held-to-maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed using the interest method over their contractual lives.

Securities classified as available-for-sale are equity securities with readily determinable fair values and those debt securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. These securities are carried at fair value, with any unrealized gains or losses reported in stockholders' equity, net of the related deferred tax effect.

Dividend and interest income, including amortization of premium and accretion of discount arising at acquisition, from all categories of investment securities are included in interest income in the consolidated statements of income. Gains and losses realized on sales of investment securities, determined using the adjusted cost basis of the specific securities sold, are included in noninterest income in the consolidated statements of income. Additionally, declines in the fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

Loans held for sale:

Loans held for sale are generally held for periods of ninety days or less and are carried at the lower of aggregate cost or fair value.

Loans and allowance for credit losses:

On January 1, 1995, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 114, "Accounting by Creditors for Impairment of a Loan," (Statement 114) as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." Statement 114, as amended, requires that the measurement of a loan's impairment be based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral. The effect of adopting Statement 114 was not material.

Loans are carried at the amount of unpaid principal, adjusted for deferred loan fees and origination costs. Interest on loans is accrued based on the principal amounts outstanding. It is the Company's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Nonrefundable loan fees and related direct costs are deferred and the net amount is amortized to income as a yield adjustment over the life of the loan using the interest method.

The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the credit extension process. Management's evaluation of the loan portfolio, including off-balance sheet credit exposures, considers current economic conditions, past loss experience, specific impaired loans and such other factors as, in management's best judgment, deserve recognition in estimating credit losses. Allowances for impaired loans are generally based on collateral values or the present value of estimated cash flows. Uncertainties inherent in the estimation process, might cause management's estimate of credit losses in the loan portfolio and the related allowance to change in the near term. The provisions for credit losses included in the consolidated statements of income serve to maintain the allowance at a level which management considers adequate.

Bank premises and equipment:

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation is computed using straight-line and accelerated methods based on the estimated useful lives of the assets which range from 5 to 75 years for bank premises and 5 to 25 years for equipment. Leasehold improvements are amortized over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements which extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of properties and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to operating expenses as incurred.

Foreclosed properties:

Foreclosed properties include properties that have been acquired in complete or partial satisfaction of debt. These properties are recorded in other assets at the lower of the outstanding loan balance or the estimated fair value of the property on the date of acquisition. Any write-downs at the time of acquisition are charged to the allowance for credit losses. Subsequent to acquisition, a valuation allowance is established, if necessary, to report acquired assets held for sale at the lower of (a) fair value minus estimated costs to sell or (b) cost. Gains and losses realized on the sale, and any adjustments resulting from periodic revaluation of this property are included in noninterest income or expense, as appropriate. Net costs of maintaining and operating the properties are expensed as incurred.

Income taxes:

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net income per share:

Net income per share is based on 4,069,879 shares in 1995, 4,068,329 in 1994 and 4,058,137 in 1993, which are the weighted average number of shares outstanding during each year, after giving retroactive effect to stock splits and stock dividends. No material dilution results from the assumed exercise of stock options.

Dividends per share:

Dividends per share reflect the dividends declared each year after giving retroactive effect to stock splits and stock dividends.

Fair value of financial instruments:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. When no market exists for the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the mortgage banking operation, depositor relationships, deferred tax assets, and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates. As a result, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the combined Company taken as a whole.

Postretirement benefits other than pensions:

The Company uses the accrual method of accounting for postretirement health care and life insurance benefits based on actuarially determined costs to be recognized over the period the employee provides services to the Company.

Reclassifications and restatements:

Certain reclassifications to prior year balances have been made in the accompanying consolidated financial statements to make disclosures consistent with those of the current year. The 1994 and 1993 financial statements, including earnings per share data and other financial data, have been restated to reflect the Company's acquisition of ENB Financial Corporation.

Note 2.  Acquisitions:

On March 24, 1995, the Company completed its acquisition of ENB Financial Corporation ("ENB"), the holding company for Elkridge Bank, headquartered in Elkridge, Maryland, with additional branches in Columbia and Glen Burnie, Maryland. A total of approximately 526,000 shares of the Company's common stock was issued in the transaction, which was accounted for as a pooling of interests.

The combined and separate results of operations for ENB and the Company preceding the merger are as follows:

                                                   Total       Net   Net income
(Dollars in thousands, except per share data)     income     income   per share
- -------------------------------------------------------------------------------
Three months ended March 31, 1995
The Company                                      $ 9,083     $1,167      $0.33
Results of pooled entity                           1,600        145
- -------------------------------------------------------------------------------

Combined                                 $10,683          $1,312         $0.32
===============================================================================
Year ended December 31, 1994
The Company                              $32,414          $5,157         $1.45
Results of pooled entity                   5,683             136
- -------------------------------------------------------------------------------
Combined                                 $38,097          $5,293         $1.30
===============================================================================
Year ended December 31, 1993
The Company                              $29,723          $4,762         $1.35
Results of pooled entity                   5,995             599
- -------------------------------------------------------------------------------
Combined                                 $35,718          $5,361         $1.32
===============================================================================

On January 26, 1996, the Company consummated its merger of Laurel Bancorp, Inc. ("Laurel"), the holding company for Laurel Federal Savings Bank, Laurel, Maryland ("Laurel FSB"), with and into the Company. Pursuant to the terms of this merger, Laurel FSB was merged with and into the Company's wholly-owned subsidiary, Elkridge Bank, and the branch of Laurel FSB in Monrovia, Maryland was transferred to FCNB Bank. A total of approximately 1,321,000 shares of the Company's common stock was issued in the transaction, which will be accounted for as a pooling of interests. Laurel had approximately $108 million in assets at the time of the merger.

In connection with this merger, certain costs incurred to effect the combination, accounted for as a pooling of interests, will be expenses of the combined enterprise and, accordingly, will be charged to expense and deducted in determining the results of operations of the combined entity. The specific one-time costs associated with this merger that will be charged to the combined entity's results of operations in the first quarter of 1996 following consummation of the merger include: (1) income tax expense of approximately $1.60 million associated with accumulated bad debt reserves for income tax purposes in excess of those maintained for financial reporting purposes; (2) salaries and employee benefits associated with change-in-control payments to certain executive officers of Laurel totalling approximately $1.20 million; and
(3) other operating expenses of approximately $300,000 associated with a consulting fee payable to Laurel's financial advisor.

The following supplemental unaudited financial data assumes the Laurel merger occurred on January 1, 1993 and includes Laurel information for the twelve month periods ended November 30, 1995, 1994 and 1993.

- --------------------------------------------------------------------------------
Years ended December 31,          1995              1994                 1993
- --------------------------------------------------------------------------------
                                  (dollars in thousands, except per share data)
Total assets                    $660,947          $627,050             $603,497
Total interest income             51,126            43,892               41,691
Net interest income               28,367            26,882               25,637
Noninterest income                 3,918             2,878                3,314
Noninterest expenses              20,599            19,192               18,013
Net income                         7,057             6,772                6,872
Net income per share                1.32              1.26                 1.29

On December 22, 1995, the Company entered into an Agreement and Plan of Merger to acquire all of the common stock of Harbor Investment Corporation ("Harbor"), the parent company of Odenton Federal Savings and Loan Association ("Odenton"), Odenton, Maryland. At December 31, 1995, Harbor had total assets and stockholders' equity of approximately $35 million and $4 million, respectively. Pursuant to the terms of the agreement the aggregate consideration paid to the stockholders of Harbor shall not exceed $6.72 million. The proposed acquisition is subject to regulatory and shareholder approval, and is anticipated to be completed in the second quarter of 1996 associated with a branch office located in Damascus, Maryland.

On December 9, 1994, the Company consummated a purchase and assumption transaction, in which it acquired certain assets and assumed certain liabilities of The Bank of Baltimore, Baltimore, Maryland, a Maryland state chartered commercial bank. In this acquisition, accounted for under the purchase method of accounting, the Company assumed approximately $7.6 million in deposits and purchased selected assets consisting of equipment, loans, and intangibles of $10,000, $21,000 and $229,000, respectively.

Note 3.  Compensating balances:

Compensating balance arrangements exist with various correspondent banks. These noninterest- bearing deposits are maintained in lieu of cash payments for standard bank services. The required balance amounted to $74,000 at December 31, 1995 and $99,000 at December 31, 1994. In addition, for the reserve maintenance period in effect at December 31, 1995 and 1994, the Banks were required to maintain average daily balances totaling $4,074,000 and $3,792,000 respectively, with the Federal Reserve Bank.

Note 4.  Investments:

The amortized cost and estimated fair value of securities classified as held-to-maturity at December 31, 1995 are as follows:

Held-to-maturity portfolio
- -------------------------------------------------------------------------------------
                                                       Gross       Gross     Estimated
                                        Amortized    Unrealized  Unrealized    Fair
December 31, 1995                          Cost        Gains       Losses     Value
- -------------------------------------------------------------------------------------
                                                      (dollars in thousands)
U.S. Treasury and other U.S.
  government agencies and corporations    $ 8,907     $   35       $ 19       $8,923
State and political subdivisions            8,329        681          -        9,010
Mortgage-backed debt securities            27,074        417        365       27,126
- -------------------------------------------------------------------------------------
                                          $44,310     $1,133       $384      $45,059
=====================================================================================

The amortized cost and estimated fair value of securities classified as available-for-sale at December 31, 1995 are as follows:

Available-for-sale portfolio
- --------------------------------------------------------------------------------------
                                                        Gross       Gross     Estimated
                                         Amortized    Unrealized  Unrealized    Fair
December 31, 1995                          Cost        Gains       Losses     Value
- --------------------------------------------------------------------------------------
                                                       (dollars in thousands)
U.S. Treasury and other U.S.
  government agencies and corporations     $12,423     $   53       $116      $12,360
State and political subdivisions               600          5          -          605
Mortgage-backed debt securities             62,991      1,046        407       63,630
Equity securities                            6,210        257          -        6,467
- --------------------------------------------------------------------------------------
                                           $82,224     $1,361       $523      $83,062
======================================================================================

The amortized cost and estimated fair value of securities classified as held-to-maturity and available-for-sale at December 31, 1995 by contractual maturity, are as follows:

                                                    Held-to-maturity               Available-for-sale
- -----------------------------------------------------------------------------------------------------------
                                                              Estimated                         Estimated
                                             Amortized             Fair         Amortized            Fair
                                                  Cost            Value              Cost           Value
- -----------------------------------------------------------------------------------------------------------
                                                                       (dollars in thousands)

Due in one year or less                        $ 6,716          $ 6,793           $ 1,601         $ 1,606
Due after one through five years                 7,805            8,045            10,422          10,406
Due after five years through ten years           2,362            2,734             1,000             953
Due after ten years                                353              361                --              --
Mortgage-backed debt securities                 27,074           27,126            62,991          63,630
Equity securities                                   --               --             6,210           6,467
- -----------------------------------------------------------------------------------------------------------
                                               $44,310          $45,059           $82,224         $83,062
===========================================================================================================

Actual maturities may differ from the contractual maturities reflected in the preceding table because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Mortgage-backed securities have no stated maturity and primarily reflect investments in various
Pass-through and Participation Certificates issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, respectively,. Repayment of mortgage-backed securities is affected by the contractual repayment terms of the underlying mortgages collateralizing these obligations and the current level of interest rates.

Included in the investment portfolio at December 31, 1995 are securities carried at $51,144,000 which are pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required and permitted by law.

On December 29, 1995, the Company transferred $23,751,000 of securities at amortized cost, having an unrealized gain of $336,000, from the held-to-maturity portfolio into the available-for-sale portfolio. This transfer has been handled in accordance with the special provisions related to the one-time transfer of investment securities as allowed by the Financial Accounting Standards

Board. The Company took advantage of this opportunity to reposition its investment portfolios to be enhance its ability to react to changes in the securities market and its liquidity needs.

The amortized cost and estimated fair value of securities classified as held-to-maturity at December 31, 1994 are as follows:

Held-to-maturity portfolio
- ----------------------------------------------------------------------------------------------
                                                                Gross       Gross     Estimated
                                                 Amortized    Unrealized  Unrealized    Fair
December 31, 1994                                   Cost        Gains       Losses     Value
- ----------------------------------------------------------------------------------------------
                                                             (dollars in thousands)
U.S. Treasury and other U.S.
  government agencies and corporations             $10,509     $    -     $  481      $10,028
State and political subdivisions                    16,854        959         29       17,784
Mortgage-backed debt securities                     54,695        260      2,850       52,105
- ----------------------------------------------------------------------------------------------
                                                   $82,058     $1,219     $3,360      $79,917
==============================================================================================

The amortized cost and estimated fair value of securities classified as available-for-sale at December 31, 1994 are as follows:

Available-for-sale portfolio
- ----------------------------------------------------------------------------------------------
                                                                Gross       Gross     Estimated
                                                 Amortized    Unrealized  Unrealized    Fair
December 31, 1994                                   Cost        Gains       Losses     Value
- ----------------------------------------------------------------------------------------------
                                                               (dollars in thousands)
U.S. Treasury and other U.S.
  government agencies and corporations             $12,251       $  7     $  343      $11,915
State and political subdivisions                     1,101         10          5        1,106
Mortgage-backed debt securities                     62,194         26      3,320       58,900
Equity securities                                    4,961        352         --        5,313
- ----------------------------------------------------------------------------------------------
                                                   $80,507       $395     $3,668      $77,234
==============================================================================================

Included in the investment portfolio at December 31, 1994 are securities carried at $63,715,000 which are pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required and permitted by law.

Gross  gains of  $214,000  in 1995,  $471,000  in 1994 and  $54,000 in 1993 were realized on securities sold. In addition, gross losses of $91,000 in 1995, $96,000 in 1994 and $277,000 in 1993 were realized on securities sold. Additional security losses of $960,000 were recognized in 1993 for the impaired value of certain mortgage-backed debt securities.

Note 5.  Loans and allowance for credit losses:

Loans are as follows:
- -------------------------------------------------------------------------------
December 31,                                              1995         1994
- -------------------------------------------------------------------------------
                                                       (dollars in thousands)
Real estate loans:
    Construction and land development                  $ 26,372       $ 14,599
- -------------------------------------------------------------------------------
    Mortgage loans:
      Secured by farmland                                 4,129          4,106
      Secured by 1 to 4 family residential
      properties                                        118,031        100,373
      Secured by multi-family (5 or more)
       residential properties                             8,214          5,530
      Secured by commercial properties                   97,104         91,882
- -------------------------------------------------------------------------------
                Total mortgage loans                    227,478        201,891
- -------------------------------------------------------------------------------
                Total loans secured by real estate      253,850        216,490
Commercial and industrial loans                          46,436         41,451
Industrial revenue bonds                                     81            196
Loans to farmers                                            761            402
Loans to individuals for household, family
     and other personal expenditures                     52,698         47,621
- -------------------------------------------------------------------------------
                                                       $353,826       $306,160
===============================================================================

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $131,497,000 and $141,435,000 at December 31, 1995 and 1994, respectively.

Transactions in the allowance for credit losses are summarized as follows:
- -------------------------------------------------------------------------------
Years ended December 31,                1995         1994           1993
- -------------------------------------------------------------------------------
                                                   (dollars in thousands)

Balance at beginning of year           $3,561       $3,160          $3,220
Provision for credit losses               710          450             180
Recoveries                                 50          108              27
- -------------------------------------------------------------------------------
                                        4,321        3,718           3,427
Credits charged-off                      (209)        (157)           (267)
- -------------------------------------------------------------------------------
Balance at end of year                 $4,112       $3,561          $3,160
===============================================================================

As of December 31, 1995, the Company had impaired loans totaling $407,000, for which a specific allowance for credit losses of $204,000 has been provided and other impaired loans of $218,000 for which no specific allowance for credit losses is required. The average balance of these loans amounted to approximately $1.02 million. Cash receipts on impaired loans applied to reduce the principal balance and cash receipts recognized as interest income were $399,000 and $118,000, respectively. The primary difference between the average balance for the year and the balance as of December 31, 1995 is due to $1.04 million of properties acquired through foreclosure. In addition, at December 31, 1995, the Company had other smaller homongeneous nonaccrual loans of approximately $232,000 that were not required to be evaluated for impairment. If interest on these other nonaccrual loans had been recognized at the original interest rates, interest income would have increased approximately $5,000.

Note 6.  Bank premises and equipment:

Bank premises and equipment consist of the following:
- -------------------------------------------------------------------------------
December 31,                                               1995         1994
- -------------------------------------------------------------------------------
                                                        (dollars in thousands)

Bank premises and leasehold improvements                 $20,825      $13,041
Equipment                                                  6,500        5,723
- -------------------------------------------------------------------------------
                                                          27,325       18,764

Less accumulated depreciation and amortization             7,479        6,614
- -------------------------------------------------------------------------------
                                                         $19,846      $12,150
===============================================================================

Depreciation and amortization charged to operations amounted to $977,000 for 1995, $965,000 for 1994 and $962,000 for 1993.

Note 7.  Deposits:

Certificates of deposit and other time deposits issued in denominations of $100,000 or more totaled $34,800,000 and $39,022,000 at December 31, 1995 and
1994, respectively, and are included in interest-bearing deposits in the consolidated balance sheets.

At December 31, 1995, the amount outstanding and maturity distribution of certificates of deposit issued in denominations of $100,000 or more are presented in the following table:
- --------------------------------------------------------------------------------
                                                               Certificates
                                                                of Deposits
- --------------------------------------------------------------------------------
                                                          (dollars in thousands)
Maturing:
    Three months or less                                          $ 9,504
    Over three months through six months                            8,583
    Over six months through twelve months                           6,963
    Over twelve months                                              9,750
- -------------------------------------------------------------------------------
                                                                  $34,800
================================================================================

Interest on deposits consists of the following:
- -------------------------------------------------------------------------------
Years ended December 31,                            1995       1994     1993
- -------------------------------------------------------------------------------
                                                     (dollars in thousands)

NOW and SuperNOW accounts                         $ 1,031   $   953    $   895
Savings accounts                                    2,097     2,023      1,859
Money market accounts                               2,371     2,267      2,127
Certificates of deposit and other time
 deposits less than $100,000                        8,003     5,283      5,386
Certificates of deposit and other time
 deposits of $100,000 or more                       2,173     1,310      1,221
- -------------------------------------------------------------------------------
                                                   15,675    11,836     11,488
Less capitalized construction period interest         164        --         --
- -------------------------------------------------------------------------------
                                                  $15,511   $11,836    $11,488
===============================================================================

Note 8.  Short-term borrowings:

The Company purchases federal funds and enters into sales of securities under agreements to repurchase the same securities, which generally mature within one to ninety days from the transaction date. Securities pledged as collateral for securities sold under agreements to repurchase include various debt securities having an aggregate amortized cost book value of $33,800,000 and $40,606,000 at December 31, 1995 and 1994, respectively.

Other short-term borrowings primarily reflect the amount borrowed under a secured lending arrangement with the Federal Home Loan Bank of Atlanta, which is secured by a blanket lien on all real estate mortgage loans secured by 1 to 4 family residential properties.

The  Company's  unused  lines  of  credit  for  short-term   borrowings  totaled
$86,675,000 at December 31, 1995.

Selected information on short-term borrowings is as follows:
- ------------------------------------------------------------------------------
December 31,                                           1995          1994
- ------------------------------------------------------------------------------
                                                      (dollars in thousands)

Federal funds purchased and securities sold under agreement to repurchase:

Total outstanding at year-end                         $21,043       $25,103
==============================================================================
Average amount outstanding during year                $18,928       $29,592
==============================================================================
Maximum amount outstanding at any month-end           $28,237       $43,768
==============================================================================
Weighted average interest rate at year-end               5.65%         5.93%
==============================================================================
Weighted average interest rate for the year              5.93%         4.21%
==============================================================================

- ------------------------------------------------------------------------------
December 31,                                           1995          1994
- ------------------------------------------------------------------------------
                                                      (dollars in thousands)

Other short-term borrowings:

Total outstanding at year-end                         $25,426       $19,089
==============================================================================
Average amount outstanding during year                $27,207       $11,322
==============================================================================
Maximum amount outstanding at any month-end           $36,382       $22,887
==============================================================================
Weighted average interest rate at year-end               5.69%         6.08%
==============================================================================
Weighted average interest rate for the year              6.04%         4.68%
==============================================================================

Note 9. Long-term debt:

On May 31, 1995, the Company entered into a secured lending arrangement with a regional national bank, to finance the cost of its new corporate headquarters facility in Frederick, Maryland (the "Facility"). Pursuant to the terms of this arrangement, the Company will borrow $6,545,000. The Loan is secured by a first lien security interest on the Facility's land, improvements and fixtures and equipment. The principal amount of the loan will be amortized with monthly payments over a 15 year term commencing on the earlier of the first day of the first month following the completion of the Facility, or November 1, 1996. Any remaining unpaid balance on May 1, 2002 is due in full. The loan bears interest at a fluctuating rate equal to the daily London Interbank Offering Rate for one-month U.S. Dollar deposits (LIBOR), plus 1.35 percent, subject to a limited upward adjustment if certain performance ratios are not maintained. The balance outstanding as of December 31, 1995 was $4,680,000, bearing interest at a rate of 7.32%. The interest paid on this loan totaled $136,000 in 1995 and was capitalized as part of the cost of the Facility.

Assuming the total amount borrowed is $6,545,000, payments begin in June 1996, and using the current interest rate of 7.32%, principal payments for the next five years will be as follows:

- --------------------------------------------------------------------------------
           Years ending December 31,                      (dollars in thousands)
                           1996                                  $   122
                           1997                                      258
                           1998                                      278
                           1999                                      300
                           2000                                      322
                           Later years                             5,265
- --------------------------------------------------------------------------------
                                                                  $6,545
================================================================================

Note 10.  Leasing arrangements:

The Company leases branch office facilities under noncancellable operating lease arrangements whose terms do not extend beyond November 2009. These leases contain options which enable the Company to renew the leases at fair rental value for periods of 5 to 10 years. In addition to minimum rentals, certain leases have escalation clauses based upon various price indices and include provisions for additional payments to cover taxes, insurance and maintenance. The total minimum rental commitment, including renewal periods under these leases at December 31, 1995 is outlined below:

- --------------------------------------------------------------------------------
           Years ending December 31,                      (dollars in thousands)
                           1996                               $   347
                           1997                                   290
                           1998                                   260
                           1999                                   198
                           2000                                   198
                           Later years                          2,390
- --------------------------------------------------------------------------------
                                                               $3,683
================================================================================

Rent expense included in occupancy expenses amounted to $429,000 for 1995, $390,000 for 1994 and $379,000 for 1993.

Note 11.  Employee benefit plans:

401(k) profit sharing plan:

The Company has a Section 401(k) profit sharing plan covering employees meeting certain eligibility requirements as to minimum age and years of service. Employees may make voluntary contributions to the Plan through payroll deductions on either a pre-tax or after-tax basis. The Company makes discretionary contributions to the Plan based on the Company's earnings. The Company's contributions are subject to a vesting period based upon the completion of five years of service with the Company, at which time they are fully vested. A participant's account under the Plan, together with investment earnings thereon, is normally distributable, following retirement, death, disability or other termination of employment, in a single lump-sum payment.

The Company's annual contribution to the Plan totaled $241,000 in 1995, $206,000 in 1994 and $196,000 in 1993.

Deferred compensation plan:

The Company maintains a deferred compensation plan for certain key executives. This Plan supplements the Company's section 401(k) profit sharing plan and provides for a maximum ten year period of supplemental retirement income for the Plan's participants. Amounts to be paid by the Company under this Plan will be recovered through life insurance policies purchased on the lives of the participants. The expense for this deferred compensation plan is included in the consolidated statements of income and totaled $40,000, $39,000 and $71,000 for 1995, 1994 and 1993, respectively.

Stock option plan:

The Company has a stock option plan for key employees. This Plan provides that 413,438 shares of the Company's common stock will be reserved for the granting of both incentive stock options (ISO) and non-qualified stock options (NQSO) to purchase these shares. At December 31, 1995, reserved shares remaining for future grants under this plan totaled 322,338. The exercise price per share for incentive stock options and non-qualified stock options shall be not less than the fair market value of a share of common stock on the date on which such ISO or NQSO is granted, subject to adjustments for the effects of any stock splits or stock dividends, and may be exercised commencing after one year from the date of grant.

In connection with the stock options granted under this Plan, additional restricted stock grants for 12,314 shares at December 31, 1995, may be awarded at no additional cost to the Plan's participants. Restricted stock, subject to a three year restriction period and certain other conditions, is awarded to the Plan's participants following their purchase of the shares granted under the stock option plan. Compensation expense, reflecting the fair value of the restricted shares on the date the stock options were initially granted, is recognized ratably over a four year period, commencing on the date the stock options were granted and ending with the expiration of the three year restriction period. Compensation expense recognized under this Plan for the years ended December 31, 1995, 1994 and 1993 totaled $35,000, $19,000 and $12,000, respectively.

The following is a summary of transactions during the three years ended December 31, 1995, 1994 and 1993:
- -------------------------------------------------------------------------------
                                       Options issued
                                      and outstanding                  Price
- -------------------------------------------------------------------------------
Balance at December 31, 1992                   23,760       $11.49 to $12.65
- -------------------------------------------------------------------------------
Exercised                                         --                      --
Granted                                        24,612          6.58 to 15.24
- -------------------------------------------------------------------------------
Balance at December 31, 1993                   48,372          6.58 to 15.24
- -------------------------------------------------------------------------------
Exercised                                      (3,482)                 11.49
Terminated                                     (6,362)        11.49 to 15.24
Granted                                        17,059          8.10 to 20.17
- -------------------------------------------------------------------------------
Balance at December 31, 1994                   55,587          6.58 to 20.17
- -------------------------------------------------------------------------------
Exercised                                          --                     --
Granted                                        19,021                  21.00
- -------------------------------------------------------------------------------
Balance at December 31, 1995                   74,608        $6.58 to $21.00
===============================================================================

At December 31, 1995 there were 55,587 options exercisable ranging from $6.58 to $20.17.

Postretirement benefits other than pensions:

The Company provides retiree health care and life insurance benefits for certain employees and current retirees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. The Company's obligation for benefits expected to be provided is being accrued during the service lives of employees.

For measurement purposes, a 9.5% annual rate of increase in the per capita costs of covered benefits for pre-65 individuals and 8.0% for post-65 individuals was assumed for 1995, with such annual rates of increase declining .4% and .25% per year, respectively, to an ultimate level of 5.5% in 2005 for both groups. For 1994, the assumption was a 12.0% annual rate of increase in the per capita costs of covered benefits, with such annual rate of increase declining .5% per year to an ultimate level of 5.5% in 2007. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation by $18,000 at December 31, 1995 and 1994 with an immaterial effect on postretirement benefit expense for each of these years. The weighted average discount rates used to estimate the accumulated postretirement benefit obligation were 7.00% in 1995 and 8.75% in 1994.

The components of periodic expense for postretirement benefits for the years ended December 31,

1995, 1994 and 1993 were as follows:
- -------------------------------------------------------------------------------
                                       1995             1994            1993
- -------------------------------------------------------------------------------
                                                 (dollars in thousands)
Service cost of benefits earned         $ 3              $ 4             $12
Interest cost on accumulated
 postretirement benefit obligation       26               29              55
Other amortization and deferrals        (26)             (20)              2
- -------------------------------------------------------------------------------
Net postretirement benefit cost         $ 3              $13             $69
===============================================================================

The accumulated postretirement benefit obligation, at December 31, 1995 and 1994 is comprised of the following components:
- -------------------------------------------------------------------------------
                                                 1995                 1994
- -------------------------------------------------------------------------------
                                                   (dollars in thousands)
Retirees                                         $233                 $276
Fully eligible active plan
 participants                                      93                   44
Other active plan participants                     65                   53
Unrecognized prior service cost                   309                  335
Unrecognized net loss                             (61)                 (64)
- -------------------------------------------------------------------------------
Accrued postretirement benefit obligation        $639                 $644
===============================================================================

Note 12.  Income taxes:

Significant components of the Company's deferred tax assets and liabilities are as follows:
- -------------------------------------------------------------------------------
December 31,                                                1995         1994
- -------------------------------------------------------------------------------
                                                         (dollars in thousands)
Deferred tax assets:
    Provision for credit losses                           $1,224       $1,015
    Net securities losses                                    250          250
    Income from CMO residual interests                        46           70
    Deferred compensation                                    393          360
    Postretirement benefits                                  248          251
    Unrealized loss on securities available for sale          --        1,123
    Provision for foreclosed properties                       86           38
    Other                                                    437          538
- -------------------------------------------------------------------------------
   Total deferred tax assets                               2,684        3,645
   Valuation allowance for deferred tax assets                --           --
- -------------------------------------------------------------------------------
Deferred tax assets after valuation allowance              2,684        3,645
- -------------------------------------------------------------------------------
Deferred tax liabilities:
    Unrealized gain on securities available for sale         307           --
    Other                                                    119          164
- -------------------------------------------------------------------------------
   Total deferred tax liabilities                            426          164
- -------------------------------------------------------------------------------
   Net deferred tax assets                                $2,258       $3,481
===============================================================================

A reconciliation of the maximum statutory income tax to the provision for income taxes attributable to continuing operations included in the consolidated statements of income, is as follows:

- -------------------------------------------------------------------------------

Years ended December 31,                       1995         1994       1993
- -------------------------------------------------------------------------------
                                                    (dollars in thousands)

Income before income tax                      $8,821       $7,681      $7,677
Tax rate                                          35%          35%         35%
- -------------------------------------------------------------------------------
Income tax at statutory rate                   3,087        2,688       2,687
Increases (decreases)
 in tax resulting from:
    Tax-exempt interest income                  (394)        (605)       (702)
    State income taxes, net of federal
     income tax benefit                          266          231         347
    Benefit of federal surtax exemption          (73)         (58)        (55)
    Other                                        185          132          39
- -------------------------------------------------------------------------------
                                              $3,071       $2,388      $2,316
===============================================================================

Significant components of the provision for income taxes attributable to continuing operations are as follows:
- -------------------------------------------------------------------------------

Years ended December 31,                       1995         1994          1993
- -------------------------------------------------------------------------------
                                                      (dollars in thousands)
     Taxes currently payable:
      Federal                                $2,779       $1,999        $1,308
      State                                     499          364           462
- -------------------------------------------------------------------------------
             Total taxes currently payable    3,278        2,363         1,770
- -------------------------------------------------------------------------------
     Deferred tax liabilities (benefits):
      Federal                                  (170)          32           462
      State                                     (37)          (7)           84
- -------------------------------------------------------------------------------
             Total deferred tax
              liabilities (benefits)           (207)          25           546
- -------------------------------------------------------------------------------
                                             $3,071       $2,388        $2,316
===============================================================================

Included in the above amounts are income taxes of $48,000 in 1994 and $145,000 in 1993 related to net security gains and (savings) of $(457,000) in 1993 related to net security losses.

The components of the provision for deferred tax liabilities (benefits) are as follows:
- --------------------------------------------------------------------------------
Years ended December 31,                        1995       1994         1993
- --------------------------------------------------------------------------------
                                                   (dollars in thousands)

Provision for credit losses                   $(209)      $(155)         $ 24
Net securities losses                            --          23           325
Provision for foreclosed properties             (48)          1           249
Income from CMO residual interests               24         205           107
Other                                            26         (49)         (159)
- --------------------------------------------------------------------------------
                                              $(207)       $ 25          $546
================================================================================

Note 13.  Other operating expenses:

Other operating expenses in the consolidated statements of income include the following:
- --------------------------------------------------------------------------------
Years ended December 31,                      1995           1994          1993
- --------------------------------------------------------------------------------
                                                       (dollars in thousands)

FDIC and general insurance                   $  658         $1,043        $1,004
Professional and directors fees                 817            682           708

Advertising and public relations            613            561           726
Credit and collection expense               113            125           201
Postage and supplies                        860            775           814
Net loss on foreclosed properties           177            332            42
Other                                     1,618          1,437         1,160
- --------------------------------------------------------------------------------
                                         $4,856         $4,955        $4,655
================================================================================

Changes in the allowance for foreclosed properties are summarized as follows:
- --------------------------------------------------------------------------------
Years ended December 31,                        1995         1994          1993
- --------------------------------------------------------------------------------
                                                      (dollars in thousands)

Balance at beginning of year                    $ 98         $100          $715
Provision charged to income                      177          246             9
Losses charged to the allowance                  (52)        (248)         (624)
- --------------------------------------------------------------------------------
Balance at end of year                          $223         $ 98          $100
================================================================================

Note 14.  Stockholders' equity:

Dividends:

The approval of the Federal Reserve Board is required to pay dividends which exceed the Banks' net profits for the current year plus its retained net profits for the preceding two years. Net profits for 1996, plus $885,000 (representing the Banks' retained net profits in 1995 and 1994, less all required transfers to permanent capital) will be available for the payment of dividends in 1996 without prior regulatory approval.

Preferred stock:

The Board of Directors has the authority to issue preferred stock in one or more classes or series, with such designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other optional or special rights, and such restrictions, limitations and qualifications as the Board of Directors may determine.

Common stock:

On January 26, 1996, the Company's stockholders approved an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of the Company's Common Stock from 5,000,000 to 20,000,000 shares.

Capital:

The Company is required to maintain minimum amounts of capital to total "risk-weighted" assets, as defined by the banking regulators. The Company is currently required to maintain minimum Tier 1 and Total capital ratios of 4.0% and 8.0%, respectively. The Company's actual Tier 1 and Total capital ratios at December 31, 1995 were 12.04% and 13.09%, respectively. The Company's leverage ratio at December 31, 1995 was 8.55%, with a minimum of 3.00% required.

Dividend reinvestment plan:

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for all stockholders of the Company. This Plan provides that 165,375 shares of the Company's common stock will be reserved for issuance under the Plan. At December 31, 1995, reserved shares remaining for future issuance under this plan totaled 106,182. The terms of this Plan allow participating stockholders to purchase additional shares of common stock in the Company by reinvesting the dividends paid on shares registered in their name, by making optional cash payments, or both. Shares purchased under the Plan with reinvested dividends can be acquired at 97% of current market prices. Shares purchased under the optional cash payment method can be purchased at current market prices. Optional cash payments to this Plan are limited and may not exceed $2,500 in any calendar quarter.

Contributions to the Plan will be used by a designated agent to acquire common shares of the Company at current market prices. The Company reserves the right to amend, modify, suspend or terminate this Plan at any time at its discretion.

Note 15. Fair value of financial instruments:

In  accordance  with the  disclosure  requirements  of  Statement  of  Financial
Accounting Standards No. 107, the estimated fair values of the Company's financial instruments are as follows:
- --------------------------------------------------------------------------------
                                      December 31, 1995     December 31, 1994
- --------------------------------------------------------------------------------
                                     Carrying     Fair     Carrying       Fair
                                      Amount      Value     Amount        Value
- --------------------------------------------------------------------------------
                                                    (dollars in thousands)
FINANCIAL ASSETS
Cash and cash equivalents           $ 43,053    $ 43,053   $ 33,354     $ 33,354
Loans held for sale                    2,362       2,362      1,023        1,023
Investment securities                127,372     128,121    159,292      157,151
Net loans                            348,784     352,528    300,436      301,920
- --------------------------------------------------------------------------------
  Total financial assets            $521,571    $526,064   $494,105     $493,448
================================================================================

FINANCIAL LIABILITIES
Deposits                            $448,917    $450,077   $427,797     $427,255
Short-term borrowings                 46,469      46,323     44,192       43,916
Long-term debt                         4,680       4,680         --           --
- --------------------------------------------------------------------------------
  Total financial liabilities       $500,066    $501,080   $471,989     $471,171
================================================================================

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of December 31, 1995 and 1994:

Cash and cash equivalents:
The fair value of cash and cash equivalents is estimated to approximate the carrying amounts.

Loans held for sale:
Fair value is estimated to equal the carrying amount due to their anticipated short holding period.

Investment securities:
Fair values are based on quoted market prices.

Loans:
Fair values are estimated for portfolios of loans with similar financial characteristics. Each portfolio is further segmented into fixed and adjustable rate interest terms by performing and nonperforming categories.

The fair value of performing loans with original maturities greater than one year is calculated by discounting estimated cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The estimated cash flows do not anticipate prepayments. The fair value of performing loans with original maturities of one year or less is considered equal to the carrying amount.

Fair value for nonperforming loans is based on estimated cash flows which are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented for loans would be indicative of the value negotiated in an actual sale.

Deposits:
The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Short-term borrowings:
The fair value of short-term borrowings is determined using rates currently available to the Company for debt with similar terms and remaining maturities.

Long-term debt:
The fair value of long-term debt is considered to be the same as the carrying amount since it is an adjustable interest rate instrument.

Note 16.  Transactions with related parties:

In the normal course of banking business, loans are made to officers and directors of the Company, as well as to their associates. Such loans are made in the ordinary course of business with substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. They do not involve more than normal risk of collectibility or present other unfavorable features. An analysis of the activity during 1994 is as follows:

- -----------------------------------------------------------------------------
                                                   (dollars in thousands)
    Balance at December 31, 1994                           $8,261
    New loans                                               1,757
    Repayments                                             (1,239)
- -----------------------------------------------------------------------------
    Balance at December 31, 1995                           $8,779
=============================================================================

A Director of the Company, is president and a principal stockholder of a construction firm which is serving as construction manager in connection with the development of the Company's new headquarters project, presently under construction. It is anticipated that this firm will receive approximately $300,000 to $400,000 in total compensation for its services on the project, which has an estimated total cost of $8.2 million.

Note 17.  Commitments and Contingencies:

Financial instruments:

The Company is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amounts of the Company's exposure under commitments to extend credit, and standby letters of credit are as follows:

- ----------------------------------------------------------------------------------------
December 31,                                                       1995          1994
- ----------------------------------------------------------------------------------------
                                                                 (dollars in thousands)
Financial instruments whose amounts represent credit risk:
  Commitments to extend credit                                  $66,700       $70,234
  Standby letters of credit                                       8,061         5,988
========================================================================================

The fair value at December 31, 1995 and 1994 of commitments to extend credit equalled $83,000 and $60,000, respectively, and is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value at December 31, 1995 and 1994 of standby letters of credit equalled $40,000 and $28,000, respectively, and is based on fees currently charged for similar agreements or on the estimated cost to terminate, or otherwise settle the obligations with the counterparties. The fair value of each of these types of financial instruments is estimated to equal their carrying amounts, representing the deferred income arising from these unrecognized financial instruments.


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Certain commitments have fixed expiration dates, or other termination clauses, and may require payment of a fee. Many of the commitments are expected to expire without being drawn upon, accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; accounts receivable; inventory; property and equipment; personal residences; income-producing commercial properties and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral and obtains personal guarantees supporting those commitments for which collateral or other security is deemed necessary.

Legal Proceedings:
The Company is subject to various legal proceedings which are incidental to the ordinary course of business. In the opinion of the management of the Company, there are no material pending legal proceedings to which the Company is a party or which involves any of its property.

Construction:
The Company has a contractual commitment in the amount of $8.2 million for the construction of its corporate headquarters project. As of December 31, 1995, $6.6 million has been paid to the construction manager under this arrangement.

Note 18. FCNB Corp (Parent Company) condensed financial information:

FCNB Corp (Parent Company)
Balance Sheets
- --------------------------------------------------------------------------------------------------------------
December 31,                                                                          1995                1994
- --------------------------------------------------------------------------------------------------------------
                                                                                        (dollars in thousands)
    ASSETS
Cash                                                                               $ 1,013             $   648
Receivable from subsidiary banks                                                       450               1,708
Investment securities available for sale-at fair value                                 855                 798
Investment in subsidiaries                                                          46,278              38,528
Other assets                                                                           155                 277
- --------------------------------------------------------------------------------------------------------------
             Total assets                                                          $48,751             $41,959
==============================================================================================================

    LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                                                                        $   450             $   271
- --------------------------------------------------------------------------------------------------------------
Common stock                                                                         4,070               2,714
Surplus                                                                             22,615              22,535
Retained earnings                                                                   21,086              18,589
Net unrealized gain (loss) on securities available for sale                            530              (2,150)
- --------------------------------------------------------------------------------------------------------------
             Total stockholders' equity                                             48,301              41,688
- --------------------------------------------------------------------------------------------------------------
             Total liabilities and stockholders' equity                            $48,751             $41,959
==============================================================================================================


FCNB Corp (Parent Company)
Statements of Income
- --------------------------------------------------------------------------------------------------------------
For the Years ended December 31,                                           1995          1994            1993
- --------------------------------------------------------------------------------------------------------------
                                                                                  (dollars in thousands)
Income:
    Dividends from subsidiary banks                                       $3,382        $3,517          $1,979
    Net securities gains                                                      47           308              --
    Other income, principally interest                                        53            52              33
- --------------------------------------------------------------------------------------------------------------
             Total income                                                  3,482         3,877           2,012
Expenses                                                                    508            473             187
- --------------------------------------------------------------------------------------------------------------
Income before provision for income taxes
 and equity in undistributed
 earnings of subsidiaries                                                  2,974         3,404           1,825
Provision for income taxes (benefits)                                        (49)            2             (31)
- --------------------------------------------------------------------------------------------------------------

Income before equity in
 undistributed earnings of subsidiaries                                    3,023         3,402           1,856
Equity in undistributed earnings
 of subsidiaries                                                           2,727         1,891           3,505
- --------------------------------------------------------------------------------------------------------------

Net income                                                                $5,750        $5,293          $5,361
==============================================================================================================


FCNB Corp (Parent Company)
Statements of Cash Flows
- ------------------------------------------------------------------------------------------------------------
For the Years ended December 31,                                            1995         1994         1993
- ------------------------------------------------------------------------------------------------------------
                                                                                 (dollars in thousands)
Cash flows from operating activities:
    Net income                                                             $5,750       $5,293       $5,361
    Adjustments to reconcile net income to
     net cash provided by operating activities:
      Equity in undistributed
       earnings of subsidiaries                                            (2,727)      (1,891)      (3,505)
      Noncash charitable contribution                                          --           31           --
      Net securities gains                                                    (47)        (308)          --
      Decrease (increase) in receivable from
       subsidiary banks                                                     1,258       (1,525)          51
      Decrease (increase) in other assets                                     202          349         (478)
      Increase (decrease) in other liabilities                                215          116         (227)
     Other                                                                     --           10           (1)
- ------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                      4,651        2,075        1,201
- ------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Proceeds from sale of investment securities
     available for sale                                                        68          414           --
    Purchase of investment securities
     available for sale                                                      (173)        (310)          --
    Investment in subsidiary                                               (2,284)        (500)          --
- ------------------------------------------------------------------------------------------------------------
             Net cash (used in) investing activities                       (2,389)        (396)          --
- ------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Increase in short-term borrowings                                          --            6           --
    Repayment of long-term debt                                                --           --         (191)
    Dividend reinvestment plan                                                (11)         (13)          (6)
    Proceeds from issuance of common stock                                     --           96           51
    Cash dividends paid                                                    (1,886)      (1,696)      (1,436)
- ------------------------------------------------------------------------------------------------------------
             Net cash (used in) financing activities                       (1,897)      (1,607)      (1,582)
- ------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                   365           72         (381)

Beginning cash                                                                648          576          957
- ------------------------------------------------------------------------------------------------------------
Ending cash                                                                $1,013       $  648       $  576
============================================================================================================
Supplemental schedule of noncash investing and financing activities:
    Surplus from stock options granted                                        $80          $41         $100
============================================================================================================
    Fair value adjustment for securities available
     for sale, net of applicable deferred income tax effects                 $(58)       $(293)        $509
============================================================================================================
    Fair value adjustment for securities available
     for sale held in subsidiary banks,
     net of deferred income tax effects                                    $2,738      $(2,992)        $626
============================================================================================================


Note 19.  Current accounting developments:

In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (Statement
121), which will become effective for fiscal years beginning after December 15, 1995. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability, is evaluated based upon the estimated future cash flows expected to result from the use of the asset and its eventual disposition. If expected cash flows are less than the carrying amount of the asset, an impairment loss is recognized. Additionally, this Statement requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The impact of adopting this Statement is not expected to be material to the Company's consolidated financial statements.

In May 1995, the FASB issued Statement No. 122, "Accounting for Mortgage Servicing Rights" (Statement 122), which will become effective, on a prospective basis, for years beginning after December 15, 1995. This Statement requires mortgage banking enterprises to recognize as separate assets rights to service mortgage loans, however those servicing rights are acquired. When mortgage loans, acquired either through a purchase transaction or by origination, are sold or securitized with servicing rights retained an allocation of the total cost of the mortgage loans should be made between the mortgage servicing rights and the loans based on their relative fair values. In subsequent periods, all mortgage servicing rights capitalized must be periodically evaluated for impairment based on the fair value of those rights, and any impairments recognized through a valuation allowance. The impact of adopting this Statement is not expected to be material to the Company's consolidated financial statements.

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123), which will become effective for transactions entered into in fiscal years that begin after December 15, 1995, though it may be adopted on issuance. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. This Statement uses a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in Opinion 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in this Statement had been applied. The Company has decided to disclose the effects of adopting Statement 123 in the footnotes to the 1996 consolidated financial statements rather than record the effects in the consolidated financial statements.

Note 20.  Quarterly results of operations (unaudited):

The following is a summary of the Company's unaudited quarterly results of operations.
- --------------------------------------------------------------------------------
                                                     Three months ended
                                     -------------------------------------------
1995                               December 31  September 30  June 30   March 31
- --------------------------------------------------------------------------------

                                (dollars in thousands, except per share amounts)

    Interest income                   $10,612     $10,815      $10,542  $10,013
    Net interest income                 6,033       6,246        5,712    5,714
    Provision for credit losses           432          23          112      143
    Net securities gains (losses)          59           8           42       14
    Income before income taxes          2,107       2,816        2,004    1,894
    Net income                          1,297       1,790        1,351    1,312
    Earnings per share                    .32         .44          .33    .32(1)
- --------------------------------------------------------------------------------
                                              Three months ended
                                     -------------------------------------------
1994                           December 31  September 30   June 30    March 31
- --------------------------------------------------------------------------------

                              (dollars in thousands, except per share amounts)

    Interest income                $9,546       $8,955     $8,796     $8,108
    Net interest income             5,759        5,531      5,547      4,955
    Provision for credit losses       165          202         57         26
    Net securities losses             (79)           2        248        204
    Income before income taxes      1,792        2,131      2,023      1,735
    Net income                      1,111        1,521      1,444      1,217
    Earnings per share(1)             .27          .38        .35        .30
- --------------------------------------------------------------------------------
(1) The amounts shown have been adjusted retroactively, for a 3 for 2 stock split effected in the form of a 50% stock dividend declared in April 1995.

INDEPENDENT Auditor's Report

                         KELLER BRUNER & COMPANY, L.L.C.
             Certified Public Accountants - Management Consultants



To the Board of Directors and Stockholders
FCNB Corp
Frederick, Maryland

We have audited the accompanying consolidated balance sheets of FCNB Corp and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FCNB Corp and its subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, the Company changed its method of accounting for investment securities in 1993.


                                   Keller Bruner & Company L.L.C.


Frederick, Maryland
January 26, 1996

Market For Registrant's Common Equity And Related Stockholder Matters

- --------------------------------------------------------------------------------
                                                     1995
- --------------------------------------------------------------------------------
Quarterly stock prices and dividends(1)            Price Range       Dividend
                                               High           Low    Declared
- --------------------------------------------------------------------------------
First Quarter                                $20.50         $18.77     $.12
Second Quarter                                21.00          18.50      .11
Third Quarter                                 21.50          19.50      .11
Fourth Quarter                                22.00          19.75      .12
- --------------------------------------------------------------------------------
                                                     1994
- --------------------------------------------------------------------------------
Quarterly stock prices and dividends(1)          Price Range          Dividend
                                               High       Low         Declared
- --------------------------------------------------------------------------------
First Quarter                                $15.71         $14.92     $.13
Second Quarter                                16.50          15.67      .09
Third Quarter                                 19.67          16.67      .11
Fourth Quarter                                22.33          19.00      .09
- --------------------------------------------------------------------------------

(1) The amounts shown have been adjusted retroactively, for a 3 for 2 stock split effected in the form of a 50% stock dividend declared in April 1995.

The stock prices for 1994 through the third quarter are the high and low bid prices obtained from a local market maker. On August 30, 1994, the Company began to trade on the NASDAQ National Market under the symbol FCNB. For the fourth quarter of 1994, the stock prices are the high and low sales prices as recorded by the NASDAQ National Market.
- --------------------------------------------------------------------------------

Number of shareholders of record, December 31, 1995      1,782

Annual Meeting of Stockholders

Tuesday, April 16, 1996 - 7:00 p.m.
7200 FCNB Court
Frederick, Maryland 21703

Transfer Agent
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
301 N. Church Street
Winston-Salem, NC 27101

Financial Information
Mark A. Severson
Senior Vice President and Treasurer
Phone (301) 662-2191

Stockholder Relations
Kristen Howes
Phone (301) 662-2191

Availability of 10-K Report
The annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to:
Mark A. Severson, Vice President and Treasurer, FCNB CORP, 7200 FCNB Court, Frederick, Maryland 21703.

Profile

FCNB CORP is a two bank holding company organized under the laws of the State of Maryland. FCNB Bank, a state-chartered commercial bank under the laws of the State of Maryland was converted from a national bank was converted from a national bank in June 1993, and was originally chartered in 1818. Elkridge Bank, a state-chartered commercial bank under the laws of the State of Maryland was converted from a national bank in March 1995, and was originally chartered in 1961. The Banks are engaged in a general commercial and retail banking business serving individuals and businesses in Frederick, Carroll, Howard, Prince George's, Anne Arundel and Montgomery counties located in Maryland. The deposits of the Banks are insured by the FDIC.



The following brokers are registered as market makers of FCNB Corp.
Common Stock:

Ferris, Baker, Watts & Co.
365 West Patrick Street
Frederick, MD 21701
(301) 662-6488

Legg Mason Wood Walker, Inc.
30 West Patrick Street
Frederick, MD 21701
(301) 663-8833


Ryan, Beck & Co.
3 Parkway
Philadelphia, PA 19102
(800) 342-2325

Wheat First Securities, Inc.
18 West Patrick Street
Frederick, MD 21701
(301) 662-0002
(800) 456-7801

Corporate Headquarters

FCNB Corp (MD)
7200 FCNB Court
Frederick, Maryland 21703
(301) 662-2191

Subsidiaries

FCNB Bank (MD)*
7200 FCNB Court
Frederick, Maryland 21703
(301) 662-2191

Elkridge Bank (MD)*
6810 Deerpath Road
Suite #325
Elkridge, Maryland 21227
(410) 579-5800

FCNB Realty, Inc. (MD)
7200 FCNB Court
Frederick, Maryland 21703
(301) 662-2191


* The Banks are the principal subsidiaries of FCNB Corp as of December 31, 1995. The voting securities of the Banks are owned entirely by FCNB Corp.