Form 10-K, Exhibit 13
period 1996-12-31
FCNB CORP
filed 1997-03-24
CIK 803644

FCNB CORP AND SUBSIDIARY

                                FINANCIAL REPORT

                           DECEMBER 31, 1996 and 1995

THE YEAR IN SUMMARY
FCNB CORP AND SUBSIDIARIES


------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                  1996          1995(1)          1994(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      (dollars in thousands, except per share data)

Net income                                                              $5,867          $6,998           $6,772
Net income before merger-related expenses                                7,778           7,301            6,999
Per share:
     Net income                                                           1.09            1.31             1.26
     Net income before merger-related expenses                            1.45            1.37             1.31
     Cash dividends declared                                               .54             .55              .48
     Book value at period end                                            12.88           12.50            11.20

Return on average assets                                                  0.84%           1.09%            1.14%
Return on average assets before merger-related expenses                   1.11            1.14             1.17
Return on average shareholders' equity                                    8.92           11.21            11.79
Return on average shareholders' equity before
  merger-related expenses                                                11.82           11.70            12.18

------------------------------------------------------------------------------------------------------------------------------------


December 31,                                                             1996           1995(1)          1994(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (dollars in thousands)

Assets                                                                $779,169        $660,984         $627,050
Loans, net of unearned income                                          497,995         439,794          390,177
Deposits                                                               587,074         529,988          505,202
Federal funds purchased and securities sold
 under agreements to repurchase                                         40,739          21,043           25,103
Other short-term borrowings                                             76,516          32,426           26,089
Long-term debt                                                              --           5,680            7,000
Shareholders' equity                                                    69,110          66,219           59,037

Banking facilities                                                          21              19               17


----------

(1) Restated retroactively to reflect the acquisition of Laurel Bancorp, Inc. consummated on January 26, 1996 and accounted for as a pooling of interests.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

This section of the report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the Company's beliefs, expectations, anticipations and plans regarding, among other things, general economic trends, interest rates, product expansions and other matters. Such statements are subject to numerous uncertainties, such as federal monetary policy, inflation, employment, profitability and consumer confidence levels, both nationally and in the Company's market area, the health of the real estate and construction market in the Company's market area, the Company's ability to develop and market new products and to enter new markets, competitive challenges in the Company's market, legislative changes and other factors, and as such, there can be no assurance that future events will develop in accordance with the forward looking statements contained herein.

The following discussion and related financial data for FCNB Corp (the "Company") recognizes the January 26, 1996 acquisition of Laurel Bancorp, Inc. ("Laurel"), which was accounted for as a pooling of interests. The financial data presented including earnings per share, have been restated to reflect this business combination. Laurel was the holding company for Laurel Federal Savings Bank, a $108 million financial institution headquartered in Laurel, Maryland ("Laurel FSB"). Pursuant to the terms of this merger, Laurel FSB was merged with and into the Company's wholly-owned subsidiary, Elkridge Bank, and the branch of Laurel FSB in Monrovia, Maryland was transferred to FCNB Bank. A total of approximately 1,321,000 shares of the Company's common stock was issued in the transaction.

The following paragraphs provide an overview of the financial condition and results of operations of the Company and its principal wholly-owned subsidiaries FCNB Bank and Elkridge Bank (the "Banks"). This discussion is intended to assist the readers in their analysis of the accompanying consolidated financial statements and notes thereto.

On April 30, 1996, the Company consummated its merger of Harbor Investment Corporation ("Harbor"), the holding company for Odenton Federal Savings and Loan Association, Odenton, Maryland, with and into the Company. With this acquisition the Company obtained approximately $35.0 million in assets and assumed approximately $31.4 million in liabilities, for a cash price of $6.67 million. This transaction was accounted for as a purchase, and $3.21 million of goodwill was recorded. As a result of the merger, Odenton was merged with and into Elkridge Bank. The Company's results of operations reflect earnings of Harbor since the date of its acquisition.

During the third quarter of 1996, the Company announced its intention to merge its subsidiary banks in March, 1997. Elkridge Bank will be merged with and into FCNB Bank, with FCNB Bank surviving the merger. The Company expects to realize significant cost savings and other operational efficiencies following this event.

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

The following analysis of the Company's operating results is presented on a consolidated basis. Net income was $5.87 million in 1996 compared to $7.00 million in 1995. Earnings per share were $1.09 in 1996 compared to $1.31 in 1995. In connection with the Laurel merger, accounted for as a pooling of interests, certain costs incurred to effect the combination are expenses of the combined enterprise and, accordingly, were charged to expense and deducted in determining the results of operations of the combined entity. The specific one-time costs associated with this merger that were charged to the Company's results of operations following consummation of the merger, principally include:
(1) salaries and employee benefits associated with change-in-control payments to certain executive officers of Laurel, totaling approximately $1.36 million; (2) legal, accounting, financial advisor fees, and other conversion costs of approximately $697,000 and (3) assessments to recapitalize the Savings Association Insurance Fund of approximately $813,000. Net income before these specific one-time merger related costs was $7.78 million in 1996 and $7.30 million in 1995, while earnings per share were $1.45 and $1.37 for 1996 and 1995, respectively.

Return on average assets and return on average shareholders' equity are key measures of earnings performance. Return on average assets measures the ability of a bank to utilize its assets in generating income. Return on average assets was .84%in 1996 and 1.09% in 1995.

Return on average shareholders' equity, which measures the income earned on the capital invested, was 8.92% in 1996 compared to 11.21% in 1995. However, before specific one-time merger related costs the return on average assets was 1.11% in 1996 and 1.14% in 1995, and the return on average shareholders' equity was 11.82% and 11.70% in 1996 and 1995, respectively.

During 1996, the Company experienced strong loan demand and, coupled with its acquisition of Harbor, experienced an increase in net loans of $58.32 million 13.4% over the level at the end of 1995.

Noninterest income increased $343,000 (8.8%) from the level in 1995 and noninterest expenses increased $3.78 million (18.3%) during the same period. Included in the noninterest expenses are merger related costs of $2.87 million in 1996 and $303,000 in 1995. If these amounts are excluded, noninterest expenses would have risen by $1.22 million (6.0%).

In the ordinary course of business, the Company routinely explores opportunities for additional growth and expansion of its core banking business and related activities. However, there can be no assurance that this growth or expansion will have a positive impact on the Company's earnings, dividends, book value or market value.

The Company moved into its new headquarters facility during the first quarter of 1996. The Company's operating results for 1996 were impacted by the increased overhead costs associated with this facility. However, the Company is pursuing leasing opportunities for the facilities vacated with this move, in an attempt to lessen the impact of the new facility's overhead expenses.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Table 1 shows average balances of asset and liability categories, interest income and interest paid, and average yields and rates for the periods indicated.

NET INTEREST INCOME

Net interest income is generated from the Company's lending and investment activities, and is the most significant component of the Company's earnings. Net interest income is the difference between interest and rate-related fee income on earning assets (primarily loans and investment securities) and the cost of the funds (primarily deposits and short-term borrowings) supporting them. To facilitate analysis, net interest income is presented on a taxable-equivalent basis to adjust for the tax-exempt status of certain loans and investment securities. This adjustment, based on the statutory federal income tax rate of 34% in 1996 and 1995, increases the tax-exempt income to an amount representing an estimate of what would have been earned if that income were fully taxable.

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

Taxable-equivalent net interest income totaled $29.39 million in 1996, increasing 2.4% from $28.69 million in 1995. The Company's average interest-earning assets increased 8.2% to $649.92 million during 1996. This increase was primarily funded by 9.5% increase in the Company's average interest-bearing liabilities and by a 12.5% increase in the Company's average noninterest-bearing deposits during the year.

The Company's net interest margin (taxable-equivalent net interest income as a percent of average interest-earning assets) was 4.52% in 1996, as compared to 4.78% in 1995. This decrease in net interest margin primarily reflects the impact of the change in the spread between yields on average interest-earning assets and rates paid on average interest-bearing liabilities realized during 1996. This spread decreased by 21 basis points in 1996. During the year, the rate paid on average interest-bearing liabilities decreased 8 basis points, while the yield on average interest earning assets decreased 29 basis points.

The yield on the average investment portfolio dropped drastically, falling by 47 basis points during 1996 compared to 1995, as investments in high yielding tax-exempt securities matured in 1996. The yield on the average loan portfolio decreased, reflecting the impact of competitive pressures. The rates paid on federal funds purchased and securities sold under agreements to repurchase decreased by 46 basis points. The rate of interest earned on interest-earning assets and the rate paid on interest-bearing liabilities, while significantly affected by the actions taken by the Federal Reserve to control economic growth, are influenced by competitive factors within the Company's market. Competitive pressures during 1996 for both loans and the funding sources needed to satisfy loan demand within the Company's market area caused its net interest spread to narrow. The Company's management feels that the competitive pressures in this market will cause the net interest spread to continue to be under pressure. Therefore, the Company is currently pursuing operating efficiencies through improved technology and is adding new products and services to enhance its level of noninterest income.


Table 1. Comparative Statement Analysis
------------------------------------------------------------------------------------------------------------------------------------
                                   Years ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                               1996                            1995                                 1994
------------------------------------------------------------------------------------------------------------------------------------
                               Average     Interest   Average    Average     Interest   Average    Average     Interest   Average
                                daily      income(2)   yield/     daily      income(2)   yield/     daily      income(2)   yield/
                              balance(1)  / paid       rate     balance(1)  / paid       rate    balance(1)   / paid        rate

                                                                (dollars in thousands)
Assets
Interest-earning assets:
  Interest-bearing
   deposits in
   other banks                $   2,763    $    174     6.30%    $  5,966     $   411     6.89%   $  3,264      $   194   5.94%
------------------------------------------------------------------------------------------------------------------------------------
  Federal funds sold             14,710         739     5.02        7,460         457     6.13      10,802          439   4.06
------------------------------------------------------------------------------------------------------------------------------------
  Loans held for sale             3,287         237     7.21        1,252          82     6.55       3,398          251   7.39
------------------------------------------------------------------------------------------------------------------------------------
  Investment securities:
   Taxable                      158,055      10,193     6.45      147,597       9,706     6.58     164,275       10,353   6.30
   Nontaxable                     6,664         765    11.48       14,435       1,835    12.71      21,342        2,752  12.89
------------------------------------------------------------------------------------------------------------------------------------
     Total invest-
      ment securities           164,719      10,958     6.65      162,032      11,541     7.12     185,617       13,105   7.06
------------------------------------------------------------------------------------------------------------------------------------
  Loans(3), net of
    unearned income             464,440      42,050     9.05      423,722      39,261     9.27     358,051       30,848   8.62
------------------------------------------------------------------------------------------------------------------------------------
     Total interest-earning
      assets                    649,919      54,158     8.33      600,432      51,752     8.62     561,132       44,837   7.99
------------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning
 assets                          50,975                            41,616                           36,207
Net effect of unrealized
 gain (loss) on securities
 available for sale                  27                              (529)                            (947)
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                 $700,921                          $641,519                         $596,392
====================================================================================================================================
Liabilities and
 Shareholders' Equity
Interest-bearing
 liabilities:
   NOW/SuperNOW accounts       $ 55,626       1,153     2.07%    $ 51,370       1,195     2.33%   $ 50,700        1,124   2.22%
   Savings accounts              84,294       2,596     3.08       81,128       2,497     3.08      85,102        2,457   2.89
   Money market accounts         80,654       2,589     3.21       84,904       2,852     3.36      93,690        2,848   3.04
   Certificates of deposit
    and other time deposits
    less than $100,000          221,471      11,704     5.28      188,243      10,135     5.38     156,639        6,583   4.20
   Certificates of deposit
    and other time deposits
    of $100,000 or more          43,709       2,232     5.11       50,377       2,846     5.65      38,409        1,614   4.20
   Federal funds purchased
    and securities sold
    under agreements to
    repurchase                   24,815       1,357     5.47       18,928       1,122     5.93      29,592        1,247   4.21
   Other short-term
    borrowings                   46,626       2,727     5.85       32,246       1,882     5.84      19,059          846   4.44
   Long-term debt                 5,901         406     6.88        7,087         530     7.48       5,667          291   5.13
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities(4)                 563,096      24,764     4.40      514,283      23,059     4.48     478,858       17,010   3.55
------------------------------------------------------------------------------------------------------------------------------------


Noninterest-bearing
 deposits                        66,111                            58,789                           55,503
Noninterest-bearing
 liabilities                      5,929                             6,034                            4,589
------------------------------------------------------------------------------------------------------------------------------------
     Total liabilities          635,136                           579,106                          538,950
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity             65,758                            62,942                           58,389
Net effect of unrealized
 gain (loss) on securities available
 for sale                            27                              (529)                            (947)
------------------------------------------------------------------------------------------------------------------------------------
     Total shareholders'
      equity                     65,785                            62,413                           57,442
------------------------------------------------------------------------------------------------------------------------------------
     Total liabilities
      and shareholders'
      equity                   $700,921                          $641,519                         $596,392
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                         $29,394                           $28,693                           $27,827
====================================================================================================================================
Net interest spread                                     3.93%                             4.14%                       4.44%
Net interest margin                                     4.52%                             4.78%                       4.96%
====================================================================================================================================

(1) The average daily balances for investment securities exclude the effects of the fair value adjustments under of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
(2) Presented on a taxable-equivalent basis using the statutory federal income tax rate of 34%. The statement of income for 1996 includes the results of operations for Laurel for the thirteen month period from December 1, 1995 to December 31, 1996. To facilitate the analysis in this table, Laurel's interest income and interest expense, totaling $755,000 and $358,000, respectively, for the month of December 1995 have been eliminated.
(3) Nonaccruing loans, which include impaired loans, are included in the average balances. Net loan fees included in interest income totaled $1,149,000, $1,051,000 and $809,000 for 1996, 1995 and 1994,
          respectively.
(4) The interest paid in 1996 and 1995 includes $108,000 and $300,000, respectively, of capitalized construction period interest.


Table 2
Rate/Volume Analysis
------------------------------------------------------------------------------------------------------------------------------------
                                      1996 compared to 1995           1995 compared to 1994            1994 compared to 1993
------------------------------------------------------------------------------------------------------------------------------------
                                          Increase                          Increase                         Increase
                                         (decrease)      Net              (decrease)      Net              (decrease)       Net
                                           due to     increase               due to     increase              due to     increase
                                 Volume    Rate(1)    (decrease)   Volume    Rate(1)   (decrease)   Volume    Rate(1)    (decrease)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (dollars in thousands)
Interest Income
Interest-earning assets:
   Interest-bearing deposits
    in other banks              $  (221)   $  (16)      $  (237)   $  161    $   56      $   217   $   (84)   $   60       $   (24)
   Federal funds sold               444      (162)          282      (136)      154           18       (74)      110            36
   Loans held for sale              133        22           155      (159)      (10)        (169)     (317)      (26)         (343)
   Investment securities
     Taxable 689                   (202)      487        (1,051)      404      (647)         664      (643)       21
     Nontaxable(2)                 (988)      (82)       (1,070)     (891)      (26)        (917)     (446)       12          (434)

   Loans(3)                       3,773      (984)        2,789     5,658     2,755        8,413     3,187      (398)        2,789
------------------------------------------------------------------------------------------------------------------------------------
          Total interest
           income(6)              3,830    (1,424)        2,406     3,582     3,333        6,915     2,930      (885)        2,045
------------------------------------------------------------------------------------------------------------------------------------
Interest Paid
Interest-bearing
 liabilities:
   Savings deposits(4)               95      (301)         (206)     (339)      454          115       604      (188)          416
   Time deposits                  1,445      (490)          955     1,831     2,953        4,784        41      (111)          (70)

   Federal funds purchased and
    securities sold under
    agreements to repurchase        349      (114)          235      (449)      324         (125)      292       338           630
   Other short-term
    borrowings                      839         6           845       585       451        1,036      (441)      139          (302)
   Long-term debt                   (89)      (35)         (124)       --       239          239       291        (9)          282
------------------------------------------------------------------------------------------------------------------------------------
          Total interest
           paid(5) (6)            2,639      (934)        1,705     1,628     4,421        6,049       787       169           956
------------------------------------------------------------------------------------------------------------------------------------
Net interest income              $1,191     $(490)        $ 701    $1,954   $(1,088)      $  866    $2,143   $(1,054)       $1,089
====================================================================================================================================

(1)       The volume/rate variance is allocated entirely to changes in rates.

(2) Taxable-equivalent adjustments of $260,000 for 1996, $624,000 for 1995, and $934,000 for 1994 are included in the calculation of nontaxable investment securities rate variances.

(3) Taxable-equivalent adjustments of $2,000 for 1995 and $11,000 for 1994 are included in the calculation of loan rate variances.

(4) Savings deposits include NOW/SuperNOW, savings and money market accounts.

(5) Total interest paid includes capitalized construction period interest of $108,000 for 1996 and $300,000 for 1995.

(6) The statement of income for 1996 includes the results of operations for Laurel for the thirteen month period from December 1, 1995 to December 31, 1996. To facilitate the analysis in this table, Laurel's interest income and interest expense, totaling $755,000 and $358,000, respectively, for the month of December 1995, have been eliminated.

Noninterest Income

Noninterest income increased by $343,000 or 8.8% in 1996. The Company engages in the secondary mortgage market to enable it to satisfy customer demand for fixed-rate mortgage loans. In past years, this product assisted the Company in generating additional noninterest income. Gains realized from loan sales in the secondary market were $305,000 in 1996 and $315,000 in 1995. Noninterest income from gains realized on the sale of mortgage loans is directly affected by the volume of mortgage loans settled, which is significantly influenced by increases and decreases in the level of interest rates. In periods of rising interest rates, mortgage loan production typically declines, whereas in periods of declining interest rates mortgage loan production increases. As a result, this source of noninterest income is highly influenced by the level and direction of future interest rate changes. In 1996 and 1995, servicing fee income totaled $490,000 and $597,000. Servicing income on mortgage loans originated and sold however, is expected to make a smaller contribution to noninterest income since the Company is currently not retaining servicing rights on mortgages sold. For an analysis of securities gains and losses, see Note 4 to the consolidated financial statements.

The increase in service fees on deposit accounts is attributable to some price increases but primarily to increases in account volume and activity.

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

Noninterest Expenses

Noninterest expenses increased $3.78 million, but excluding merger related costs of $2.87 million in 1996 and $303,000 in 1995 would have only increased $1.22 million. Total salaries and employee benefits increased $428,000 or 3.8% in 1996.

Net occupancy and equipment expenses increased $736,000 (43.7%) and $161,000 (11.2%), respectively, compared to those incurred during 1995. The increase in occupancy and equipment expenses is primarily associated with the increased costs of maintaining the new corporate headquarters facility. These costs include additional depreciation, utility expenses and real estate taxes.

Other operating expenses decreased $106,000 (1.7%) compared to the prior year. See Note 13 to the consolidated financial statements for a schedule showing a detailed breakdown of the Company's more significant other operating expenses.

Income Taxes

Income tax expense decreased to $3.25 million in 1996, compared to $3.89 million in 1995, reflecting the lower level of pre-tax income in 1996. The Company's effective tax rate was 35.6% in 1996, compared to 35.7% in 1995. The Company's income tax expense differs from the amount computed at statutory rates primarily due to tax-exempt interest from certain investment securities. Additionally, the Company derives income tax benefits from a subsidiary located in the state of Delaware that holds and manages a portion of its investment portfolio. Note 12 to the consolidated financial statements reconciles expected income taxes at statutory rates for the past three years with income tax expense included in the consolidated statements of income

Liquidity and Interest Rate Sensitivity

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

The Company seeks to contain the risks associated with interest rate fluctuations by managing the balance between interest sensitive assets and liabilities. Managing to mitigate interest rate risk is, however, not an exact science. Not only does the interval until repricing of interest rates on assets and liabilities change from day to day as the assets and liabilities change, but for some assets and liabilities, contractual maturity and the actual maturity experienced are not the same. For example, mortgage-backed securities may have contractual maturities well in excess of five years but, depending upon the interest rate carried by the specific underlying mortgages and the then currently prevailing rate of interest, these securities may be prepaid in a shorter time period. Accordingly, the mortgage-backed securities and collateralized mortgage obligations that have average stated maturities in excess of five years, are evaluated as part of the asset/liability management process using their expected average lives due to anticipated prepayments on the underlying loans. Loans held for sale which have a contracted maturity of five to thirty years are included in the one year or less time frame since they are available to be sold at any time and are carried at the lower of cost or fair value. Similarly, NOW/SuperNOW accounts, by contract, may be withdrawn in their entirety upon demand and savings deposits may be withdrawn on seven days notice. While these contracts are extremely short, it has been the Company's experience that these accounts turn over at the rate of five percent (5%) per year. If all of the Company's NOW/SuperNOW and savings accounts were treated as repricing in one year or less, the cumulative negative gap at one year or less would be $187.88 million or 24.11% of total assets. Due to their very liquid nature, the entire balance of money market accounts is assumed to be repriced within one year.

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

The following table summarizes, as of December 31, 1996, the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities, the Company's interest rate sensitivity gap (interest-earning assets less interest-bearing liabilities), the Company's cumulative interest rate sensitivity gap, and the Company's cumulative interest sensitivity gap ratio (cumulative interest rate sensitivity gap divided by total assets). A negative gap for any time period means that more interest-bearing liabilities will reprice or mature during that time period than interest-earning assets. During periods of rising interest rates, a negative gap position would generally decrease earnings, and during periods of declining interest rates, a negative gap position would generally increase earnings. The converse would be true for a positive gap position. Therefore, a positive gap for any time period means that more interest-earning assets will reprice or mature during that time period than interest-bearing liabilities. During periods of rising interest rates, a positive gap position would generally increase earnings, and during periods of declining interest rates, a positive gap position would generally decrease earnings.

In addition to the gap method of monitoring interest rate sensitivity, the Company also employs computer model simulations. These simulations are run on a monthly basis using a shock analysis technique to determine the effects on the Company's net income assuming an immediate increase or decrease in interest rates. The Company has an interest rate risk management policy that limits the amount of deterioration in net income, associated with an assumed interest rate shock of +/- 100 and +/- 200 basis points change in interest rates, to no more than 10% and 20% of net income, respectively.

Interest Rate Sensitivity Analysis - December 31, 1996

------------------------------------------------------------------------------------------------------------------------------------
                                                             Interest sensitivity period
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   After 1
                                             3 or less          4 to 12            through            After 5
                                               months            months            5 years             years               Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (dollars in thousands)
INTEREST-EARNING ASSETS
Interest-bearing deposits
 in other banks                               $  1,065          $     --          $      --         $      --           $   1,065
Federal funds sold                              12,438                --                 --                --              12,438
Loans held for sale:
   Fixed rate                                    3,162                --                 --                --               3,162
Investment securities:(1)
   Fixed rate                                    1,577            14,510             76,512            39,306             131,905
   Variable rate                                46,869             5,436                196                --              52,501
Loans:(2)
   Fixed rate                                   37,284            49,491            164,292            60,858             311,925
   Variable rate                               181,439                --                 --                --             181,439
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning
       assets                                 $283,834           $69,437           $241,000          $100,164            $694,435
====================================================================================================================================
INTEREST-BEARING LIABILITIES
Deposits:
   NOW/SuperNOW accounts
    and savings                               $  1,842           $ 5,527            $29,478          $110,543            $147,390
   Money market accounts                        78,156                --                 --                --              78,156
   Certificates of deposit and
    other time deposits:
     Fixed rate                                 66,367           116,480             65,522             5,499             253,868
     Variable rate                              31,295                --                 --                --              31,295
Federal funds purchased and securities
 sold under agreements to repurchase            40,739                --                 --                --              40,739
Other short-term borrowings:
     Fixed rate                                 40,643            20,873                 --                --              61,516
     Variable rate                              15,000                --                 --                --              15,000
------------------------------------------------------------------------------------------------------------------------------------
       Total interest-bearing
             liabilities                      $274,042          $142,880            $95,000          $116,042            $627,964
====================================================================================================================================
Interest-earning assets less
 interest-bearing liabilities ("Gap")           $9,792          $(73,443)          $146,000          $(15,878)            $66,471
Cumulative Gap                                  $9,792          $(63,651)          $ 82,349           $66,471             $66,471
Cumulative Gap as a percentage of
 total assets                                     1.26%            (8.17)%            10.57%             8.53%               8.53%

------------------------------------
(1)Excludes non-rate sensitive equity securities.  Reflects fair value adjustments for securities available for sale.
(2)Includes consumer loans net of unearned income, and excludes nonaccrual and impaired loans.

Investment Portfolio

Investment securities represent the second largest component of earning assets, at 25% of average earning assets in 1996 and 27% in 1995. The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for secured public funds and repurchase agreements. The investment portfolio averaged $164.72 million in 1996, compared to $162.03 million in 1995. The average yield on the portfolio decreased 47 basis points to 6.65% in 1996.

Mortgage-backed pass-through agency securities are popular investments for banks because they are generally higher yielding than U.S. Treasury securities, have little credit risk and have a lower risk-weighting under the risk-based capital guidelines than many other investments.

As of December 31, 1996, the gross unrealized losses in the Company's investment portfolio were $472,000 in the held-to-maturity investment portfolio and $714,000 in the available-for-sale investment portfolio compared to $547,000 and $523,000, respectively, as of December 31, 1995. The investment portfolio had an average life of less than four years, with an estimated tax-equivalent average yield of 6.63%, at December 31, 1996. Since the Company's held-to-maturity investment portfolio includes fixed rate investment securities that have below market interest rates, the future operating results of the Company would be negatively impacted in an increasing rate environment. This reduction in net interest income would result when the cost of funding the Company's operations increases, while the income earned on the held-to-maturity portfolio remains constant.

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

Investment Portfolio Distribution-Book Value (Amortized cost)
------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                        1996(1)                1995(1)                   1994(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (dollars in thousands)
U.S. Treasury and other U.S. government
 agencies and corporations                                        $166,801               $125,596                  $148,647
State and political subdivisions                                     5,138                  8,929                    17,955
Other securities                                                    23,632                  7,135                    12,275
------------------------------------------------------------------------------------------------------------------------------------

     Total                                                        $195,571               $141,660                  $178,877
====================================================================================================================================
(1)  Reflects   the  cost  of   securities   purchased,   adjusted  for  premium
     amortization  and  discount  accretion,  which  differs  from  the  amounts reflected in the consolidated balance sheets due to fair value adjustments.

Analysis of Investment Portfolio (Held-to-Maturity) - December 31, 1996

------------------------------------------------------------------------------------------------------------------------------------

                                                               After 1                After 5
                                       1 year                  through                through               After 10
Maturing in:                          or less                  5 years               10 years                 years
------------------------------------------------------------------------------------------------------------------------------------
                                         Average                  Average                Average                  Average
                              Amount      Yield       Amount       Yield      Amount      Yield       Amount       Yield
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (dollars in thousands)
U.S. Treasury and other
 U.S. government agencies
 and corporations                    --       --          $24,931        5.80%      $3,456       7.35%          --        --
State and political
 subdivisions (1)                  $985       14.31%        1,462       10.28        2,338      11.64         $353      8.44%
------------------------------------------------------------------------------------------------------------------------------------
     Total                         $985       14.31%      $26,393        6.05%      $5,794       9.08%        $353      8.44%
====================================================================================================================================

(1) Yields, calculated using amortized cost book values, are presented on a fully taxable equivalent basis using the federal statutory rate of 34%. All of the obligations of states and political subdivisions are rated A or higher by either Moody's Investors Service, Inc. or Standard & Poor's Corporation.


Analysis of Investment Portfolio (Available-for-Sale) - December 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                               After 1                After 5
                                       1 year                  through                through               After 10
Maturing in:                          or less                  5 years               10 years                 years
------------------------------------------------------------------------------------------------------------------------------------
                                         Average                  Average                Average                  Average
                              Amount(1)     Yield       Amount(1)       Yield      Amount(1)     Yield       Amount(1)      Yield
------------------------------------------------------------------------------------------------------------------------------------
                                                                (dollars in thousands)
U.S. Treasury and other
 U.S. government agencies
 and corporations                $1,558        6.16%      $94,235        6.58%     $45,394       6.80%        $854       7.68%
Other securities                     --       --            1,007        6.69        5,918       7.06       13,080       5.65
------------------------------------------------------------------------------------------------------------------------------------

     Total                       $1,558        6.16%      $95,242        6.58%     $51,312       6.83%     $13,934       5.77%
====================================================================================================================================

(1)  Reflects   the  cost  of   securities   purchased,   adjusted  for  premium
     amortization and discount accretion, which differs from the amounts reflected in the consolidated balance sheets due to fair value adjustments.

The Company had no investments that were obligations of the issuer, or payable from or secured by a source of revenue or taxing authority of the issuer, whose aggregate book value exceeded 10% of shareholders' equity at December 31, 1996.

Loan Portfolio

During 1996, the Company sold $28.99 million of conforming residential mortgage loans to Countrywide Mortgage (Countrywide) and other private investors, and held additional loans totaling $3.16 million at December 31, 1996, whereas in 1995, the Company sold loans totaling $23.16 million to FHLMC ("Freddie Mac"), Countrywide, and FNMA ("Fannie Mae") and held additional loans for sale totaling $2.36 million at December 31, 1995. The average balance of loans held for sale for 1996 was $3.29 million, and in 1995 was $1.25 million which generated average yields of 7.21% and 6.55%, respectively.

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

Loan Distribution

------------------------------------------------------------------------------------------------------------------------------------
December 31,                  1996      %          1995      %             1994      %            1993        %     1992         %
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (dollars in thousands)

Real estate-construction    $ 55,614   11%       $ 38,043      9%        $ 25,988      7%       $ 18,678        6%  $ 16,197      5%
Real estate-mortgage         335,784   67         299,114     68          273,485     70         245,209       73    235,673     75
Commercial and agricultural   52,515   11          49,667     11           44,164     11          38,843       11     32,664     10
Consumer                      54,082   11          52,970     12           46,540     12          34,186       10     31,797     10
------------------------------------------------------------------------------------------------------------------------------------
  Total loans, net of
    unearned income          497,995  100%        439,794    100%         390,177    100%        336,916      100%   316,331    100%
  Less: Allowance for
   credit losses              (5,123)              (5,242)                 (4,691)                (4,219)             (3,694)
------------------------------------------------------------------------------------------------------------------------------------
Net loans                   $492,872             $434,552                $385,486               $332,697            $312,637
====================================================================================================================================

Maturity and Interest Rate Sensitivity of Loans-December 31, 1996

------------------------------------------------------------------------------------------------------------------------------------
                                             1 year                      After 1
Maturing in:                                or less                  through 5 years             After 5 years
------------------------------------------------------------------------------------------------------------------------------------
                                      Fixed       Variable        Fixed       Variable       Fixed       Variable
                                     interest     interest       interest     interest      interest     interest
                                      rates        rates          rates        rates         rates        rates          Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                         (dollars in thousands)
Real estate - construction            $12,757      $31,223       $  4,376     $  2,378       $   419       $4,461      $ 55,614
Real estate - mortgage(1)              63,348       10,265         88,656       92,449        81,066           --       335,784
Commercial and agricultural             5,376       11,274         18,474       16,268         1,065           58        52,515
Consumer                                3,020        2,653         44,027        1,349         2,959           74        54,082
------------------------------------------------------------------------------------------------------------------------------------
            Total                     $84,501      $55,415       $155,533     $112,444       $85,509       $4,593      $497,995
====================================================================================================================================

(1) The Company's customary business practice is to write real estate mortgage loans, which will be retained in its loan portfolio, with repayment terms normally not exceeding seven years. Most loans mature in one year with the balance due at maturity. Assuming that credit standards are met at each maturity, the Company customarily extends its loans for successive one year periods. During 1994, the Company began to write some real estate mortgage loans with terms up to 15 years, of which the volume was minimal as of December 31, 1996.

Allowance for Credit Losses

The Company follows the guidance of Statement of Financial Accounting Standards No. 114 (Statement 114), "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." It requires that impaired loans, within its scope, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Since the Company's allowance for credit losses was considered adequate when this Statement was adopted, the impact on the Company's financial condition and results of operations was not material.

Statement 114 excludes smaller balance and homogeneous loans from impairment reporting. Therefore, the Company has designated consumer, credit card and residential mortgage loans to be excluded for this purpose. From the remaining loan portfolio, loans rated as doubtful, or worse, classified as nonaccrual, and troubled debt restructurings may be evaluated to be impaired. Loans are evaluated for nonaccrual status when principal or interest is delinquent for 90 days or more and are placed on nonaccrual status when a loan is specifically determined to be impaired. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. Up to this point, slow payment on a loan is considered, by the Company, to only be a minimum delay. See Note 5 to the consolidated financial statements for selected information concerning the Company's recorded investment in impaired loans.

The Company maintains its allowance for credit losses at a level deemed sufficient to provide for estimated potential losses inherent in the credit extension process. Management reviews the adequacy of the allowance each quarter, considering factors such as current and future economic conditions and their anticipated impact on specific borrowers and industry groups, the growth and composition of the loan portfolio, the level of classified and problem assets, historical loss experience, and the collectability of specific loans. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.

The provision for credit losses is charged to income in an amount necessary to maintain the allowance at the level management believes is appropriate.

The allowance for credit losses was $5.12 million, or 1.03% of total loans, net of unearned income, at December 31, 1996, compared to $5.24 million, or 1.19% as of December 31, 1995. The allowance for credit losses to nonperforming loans was 71.5% and 197.5% as of December 31, 1996 and 1995, respectively.

The Company's provision for credit losses in 1996 was $318,000 compared to $710,000 in 1995. Net credit losses in 1996 exceeded the provision for credit losses by $581,000. The provision for credit losses in 1995 exceeded net credit losses by $551,000.

Total nonperforming assets as of December 31, 1996 totaled $10.29 million, reflecting a $5.37 million increase from the $4.92 million in nonperforming assets as of December 31, 1995. Total nonperforming assets, including properties acquired through foreclosure, represent 1.32% and .74% of total assets as of December 31, 1996 and 1995 respectively. The increase in nonperforming assets principally related to loans acquired in recent acquisitions.

Nonperforming assets at December 31, 1996, include $4.63 million of nonaccrual loans, $2.53 million of loans past due 90 days or more, $1.94 million of foreclosed properties, consisting principally of commercial properties, and $1.19 million for the Company's vacated Operations Center transferred to other real estate owned. The increase in past due loans is principally related to loans acquired in recent acquisitions.

It is the Company's practice to continue the recognition of earnings on delinquent consumer loans until the loans are charged-off after being 90 days past due.

Problem Assets
------------------------------------------------------------------------------------------------------------------------------------

December 31,                                            1996          1995            1994          1993            1992
------------------------------------------------------------------------------------------------------------------------------------
                                                                     (dollars in thousands)
Nonperforming loans:
  Nonaccrual loans(1)                                $ 4,631         $2,532         $3,445         $3,282         $5,279
  Restructured loans(2)                                    -              -              -              -              -
  Past due loans(3)                                    2,531            122            153             89             90
------------------------------------------------------------------------------------------------------------------------------------

    Total nonperforming loans                          7,162          2,654          3,598          3,371          5,369
Foreclosed properties(4)                               3,131          2,262          2,212          2,665          3,420
------------------------------------------------------------------------------------------------------------------------------------
   Total nonperforming
    assets                                           $10,293         $4,916         $5,810         $6,036         $8,789
====================================================================================================================================
Nonperforming assets to
 total loans (net of
 unearned income) and foreclosed
 properties at period end                              2.05%          1.11%          1.48%          1.78%          2.75%

Nonperforming assets to total
 assets at period end                                  1.32%           .74%           .93%          1.00%          1.62%

Allowance for credit losses
 to nonperforming loans at
 period end                                            71.5%         197.5%         130.4%         125.2%          68.8%

------------------------------------

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

(4) Foreclosed properties include facilities no longer used for banking purposes and properties that have been acquired in complete or partial satisfaction of debt. These properties, which are held for resale, are carried at the lower of fair value (net of estimated selling expenses) or cost.

The Company has loans totaling $16.88 million that are now current for which there are concerns as to the ability of the borrowers to comply with present loan repayment terms. While management does not anticipate any loss not previously provided for on these loans, changes in the financial condition of these borrowers may necessitate future modifications in their loan repayment terms.

At December 31, 1996, the Company had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of counterparties that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

There were no other interest-bearing assets at December 31, 1996, classifiable as nonaccrual, past due, restructured or problem assets.

Allowance for Credit Losses

------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                     1996           1995           1994            1993             1992
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    (dollars in thousands)
Average total loans out-
 standing during year                                      $464,440       $423,722       $358,051        $321,539         $323,357
====================================================================================================================================
Allowance at beginning
 of year                                                     $5,242         $4,691         $4,219          $3,694           $3,671
------------------------------------------------------------------------------------------------------------------------------------
Charge-offs:
  Real estate-construction                                       --             --             --              --               31
  Real estate-mortgage                                          136             22             32               -              856
  Commercial and agricultural                                   570             19              -             140               86
  Consumer                                                      293            168            129             127              145
------------------------------------------------------------------------------------------------------------------------------------
     Total charge-offs                                          999            209            161             267            1,118
------------------------------------------------------------------------------------------------------------------------------------
Recoveries:
   Real estate-construction                                      --              -              -               -                -
   Real estate-mortgage                                          --              1              -               2                2
   Commercial and agricultural                                   20              -             38               8               11
   Consumer                                                      80             49             70              17               52
------------------------------------------------------------------------------------------------------------------------------------
     Total recoveries                                           100             50            108              27               65
------------------------------------------------------------------------------------------------------------------------------------
Net charge-offs                                                 899            159             53             240            1,053
------------------------------------------------------------------------------------------------------------------------------------
Additions to allowance charged
 to operating expenses                                          318            710            525             765            1,076
------------------------------------------------------------------------------------------------------------------------------------
Other transfers and allowance on loans
  acquired with purchased entity                                462             --             --              --               --
------------------------------------------------------------------------------------------------------------------------------------
Allowance at end of year                                     $5,123         $5,242         $4,691          $4,219           $3,694
====================================================================================================================================
Ratio of net charge-offs
 to average total loans                                         .19%           .04%           .01%            .07%             .33%
====================================================================================================================================

The allocation of the Allowance, presented in the following table, is based primarily on the factors discussed above in evaluating the adequacy of the Allowance as a whole. Since all of those factors are subject to change, the allocation is not necessarily indicative of the category of future loan losses.

Allocation of Allowance for Credit Losses

------------------------------------------------------------------------------------------------------------------------------------

December 31,                        1996  %(1)     1995     %(1)      1994      %(1)      1993     %(1)        1992     %(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      (dollars in thousands)
Real estate-construction          $1,059   11%     $  806       9%    $  743        7%    $  693       6%      $  532       5%
Real estate-mortgage               2,300   67       2,406      68      2,370       70      2,247      73        1,800      75
Commercial and agricultural          855   11       1,129      11        749       11        991      11        1,134      10
Consumer                             534   11         476      12        344       12        288      10          228      10
Unallocated                          375    -         425      --        485       --         --      --           --      --
------------------------------------------------------------------------------------------------------------------------------------
Total Allowance                   $5,123  100%     $5,242     100%    $4,691      100%    $4,219     100%      $3,694     100%
====================================================================================================================================
(1)  Percent of loans in each category to total loans, net of unearned income.

Deposits

Average Deposits and Average Rates
------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                         1996                         1995                             1994
------------------------------------------------------------------------------------------------------------------------------------
                                        Average                       Average                        Average
                                         daily         Average          daily        Average           daily        Average
                                        balance         Rate          balance         Rate           balance         Rate
------------------------------------------------------------------------------------------------------------------------------------
                                                                (dollars in thousands)
Noninterest-bearing
 demand deposits                       $ 66,111        -.   %         $ 58,789        -.   %       $ 55,503            -%
Interest-bearing
 demand deposits                        136,280        2.75            136,274        2.97          144,390             2.75
Savings  deposits                        84,294        3.08             81,128        3.08           85,102             2.89
Certificates of deposit
 and other time deposits                265,180        5.26            238,620        5.44          195,048             4.20
------------------------------------------------------------------------------------------------------------------------------------

     Total average deposits            $551,865        3.67%          $514,811        3.79%       $480,043             3.04%
====================================================================================================================================


Maturities of Time Deposits-$100,000 or More
------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                     1996                       1995                    1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (dollars in thousands)
Maturing in:
   3 months or less                                             $23,025                    $13,218                 $13,651
   Over 3 months through 6 months                                 9,009                     13,268                  12,878
   Over 6 months though 12 months                                 6,226                      7,893                  13,539
   Over 12 months                                                11,991                     10,944                   7,932
------------------------------------------------------------------------------------------------------------------------------------
                                                                $50,251                    $45,323                 $48,000
====================================================================================================================================

Short-term Borrowings

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase

------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                      1996                      1995                    1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (dollars in thousands)
Total outstanding at year-end(1)                                $40,739                    $21,043                 $25,103
====================================================================================================================================
Average amount outstanding during the year                      $24,815                    $18,928                 $29,592
====================================================================================================================================
Maximum amount outstanding at any month-end                     $43,714                    $28,237                 $43,768
====================================================================================================================================
Weighted average interest rate at year-end                         5.43%                      5.65%                   5.93%
====================================================================================================================================
Weighted average interest rate during the year                     5.47%                      5.93%                   4.21%
====================================================================================================================================

(1)  Includes  securities  sold under  agreements to repurchase with the Federal
     Home Loan Bank of Atlanta,  totaling  $24.22  million at December 31, 1996.
     Securing this arrangement are investment securities with book values of $26.50 million and fair values of $26.24 million at December 31, 1996.
     These repurchase agreements mature primarily within 30 days of December 31, 1996.

Other Short-term Borrowings(2)
------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                     1996                       1995                      1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   (dollars in thousands)

Total outstanding at year-end                                   $76,516                    $32,426                 $26,089
====================================================================================================================================
Average amount outstanding during the year                      $46,626                    $32,246                 $19,059
====================================================================================================================================
Maximum amount outstanding at any month-end                     $76,516                    $50,382                 $29,887
====================================================================================================================================
Weighted average interest rate at year-end                         5.59%                      5.91%                   5.81%
====================================================================================================================================
Weighted average interest rate during the year                     5.85%                      5.84%                   4.44%
====================================================================================================================================

(2) Primarily reflects the amounts borrowed under secured lending arrangements with the Federal Home Loan Bank of Atlanta.


Long-term debt

On May 31, 1995, the Company entered into a secured lending arrangement with a regional national bank to finance the cost of its new corporate headquarters facility in Frederick, Maryland (the "Facility"). The loan, secured by a first lien security interest on the Facility's land, improvements and fixtures and equipment, provided for interest at a fluctuating rate equal to the daily London Interbank Offered Rate for one-month U.S. Dollar deposits (LIBOR), plus 1.35% was paid off on December 19, 1996. A balance was outstanding on December 31, 1995 of $4.68 million, bearing interest at a rate of 7.32%.

At December 31, 1995, the Company had $1.0 million in advances totaling from the Federal Home Loan Bank that were due in March 1997, bearing interest at the rate of 7.35%.

Capital Resources

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the
Company and Banks must meet specific capital guidelines that involve quantitative measures of the Company's Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996 and 1995 that the Company and Banks meet all capital adequacy requirements to which they are subject. See Note 14 to the consolidated financial statements for a table depicting compliance with regulatory capital requirements.

As of December 31, 1996, the most recent notification from the regulatory agency categorized the Banks as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Banks must maintain minimum total risk- based, Tier I risk-based, and Tier I leverage ratios as set forth in the table in Note 14. There are no conditions or events since that notification which management believes have changed the Bank's category.

Financial Analysis 1995-1994

Earnings Summary:

Net income was $7.00 million in 1995 compared to $6.77 million for 1994. Earnings per share were $1.31 in 1995 compared to $1.26 for 1994.

Return on average assets was 1.09% in 1995 compared to 1.14% for 1994. Return on average shareholders' equity was 11.21% in 1995 compared to 11.79% in 1994.

Net Interest Income: On a fully taxable-equivalent basis, net interest income increased $866,000 or 3.1% in 1995 and $1.09 million or 4.1% in 1994.

In 1995, the net margin on average total interest-earning assets decreased to 4.78% from 4.96% in 1994 and from 5.08% in 1993. Changes in net interest income between periods is affected principally by the volume of interest-earning assets and the yield on those assets, and by the volume of interest-bearing deposits and other liabilities and the rates paid on those deposits and liabilities. Table 2 summarizes, on a fully taxable-equivalent basis, the impact of changes in average balances and average rates on the Company's net interest income for the periods indicated.

Noninterest Income: Noninterest income increased by $1.04 million, or 36.1% in 1995 but decreased by $436,000, or 13.2% in 1994.

The Company utilized the secondary mortgage market to satisfy its customers' demand for long-term fixed-rate mortgage financing and, in so doing, generated gains in the amount of $315,000 from the sale of conforming mortgage loans and generated $597,000 in related servicing fees in 1995. During 1994, the Company realized losses from loan sales and servicing fee income of $260,000 and $341,000, respectively, from its activity in this market.

The increased service fees on deposit accounts are attributed to increases in both account volume and activity, since service charges per account and per transaction remained relatively constant between the periods.

Noninterest Expenses: Noninterest expenses increased $1.50 million, or 7.8.% in 1995 and $1.18 million, or 6.5% in 1994.

Increases in salaries and employee benefits of $1.33 million or 13.5% in 1995 and $438,000 or 4.6% in 1994, primarily reflect the effects of an increase in the number of Company personnel during these periods.

Other operating expenses decreased $20,000 or 0.33% in 1995, but increased by $365,000 or 6.3% in 1994. See Note 13 to the consolidated financial statements for a schedule showing a detailed breakdown of the Company's more significant other operating expenses.

Income Taxes: Income tax expense increased to $3.89 million in 1995, compared to $3.27 million in 1994, reflecting the higher level of pretax income in 1995 and the Company's higher effective tax rate of 35.7% in 1995 compared to 32.58% in 1994.

SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data concerning the Company, as restated for the effects of its merger with Laurel Bancorp, Inc. that was accounted for as a pooling of interests, and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere herein. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included.

-----------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                             1996             1995            1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------
                                                           (dollars in thousands, except per share data)

Summary of Operating Results:
   Total interest income                           $54,653          $51,126        $43,892         $41,691        $43,616
   Total interest expense(1)                        25,014           22,759         17,010          16,054         19,783
------------------------------------------------------------------------------------------------------------------------------
   Net interest income                              29,639           28,367         26,882          25,637         23,833
   Provision for credit losses                         318              710            525             765          1,076
------------------------------------------------------------------------------------------------------------------------------
   Net interest income after
     provision for credit losses                    29,321           27,657         26,357          24,872         22,757
   Net securities gains (losses)                       193              123            375          (1,183)        (1,510)
   Noninterest income (excluding net
    securities gains (losses))                       4,068            3,795          2,503           4,497          3,418
   Noninterest expenses                             24,470           20,689         19,191          18,013         16,498
------------------------------------------------------------------------------------------------------------------------------
   Income before provision for income
     taxes and cumulative effect of
     changes in accounting principles                9,112           10,886         10,044          10,173          8,167
   Provision for income taxes                        3,245            3,888          3,272           3,301          2,346
------------------------------------------------------------------------------------------------------------------------------
   Income before cumulative effect of
     changes in accounting principles                5,867            6,998          6,772           6,872          5,821
   Cumulative effect on prior years of
     changes in accounting principles                   --               --             --              --           (129)
------------------------------------------------------------------------------------------------------------------------------
   Net income                                      $ 5,867          $ 6,998        $ 6,772         $ 6,872        $ 5,692
==============================================================================================================================
Per Share:
   Income before cumulative effect
     of changes in accounting principles             $1.09            $1.31          $1.26           $1.29          $1.11
   Cumulative effect on prior years of
     changes in accounting
     principles--                                       --               --             --           (0.03)
   Net income                                         1.09             1.31           1.26            1.29           1.08
   Cash dividends declared                            0.54             0.55           0.48            0.39           0.31
   Book value at year-end(2)                         12.88            12.50          11.20           10.96           9.79
   Average common shares
    outstanding                                  5,381,797        5,346,481      5,355,756       5,333,441      5,253,847

Other Data (At Year-End):
   Total loans, net of unearned income            $497,995         $439,794       $390,177        $336,916       $316,331
   Total assets                                    779,169          660,984        627,050         603,497        543,992
   Total deposits                                  587,074          529,988        505,202         485,543        446,748
   Federal funds purchased and securities


                                                       21




   sold under agreements to repurchase              40,739           21,043         25,103          32,304          7,679
   Other short-term borrowings                      76,516           32,426         26,089          13,776         32,423
   Long-term debt                                       --            5,680          7,000          10,106          1,208
  Total shareholders' equity                        69,110           66,219         59,037          57,689         51,422

Consolidated Ratios:
   Return on average total assets(2)                  0.84%            1.09%          1.14%           1.23%          1.07%
   Return on average shareholders'
    equity(2)                                         8.92            11.21          11.79           12.73          11.56
   Average shareholders' equity
    to average total assets(2)                        9.39             9.73           9.63            9.67           9.24
  Cash dividends declared to
    net income                                       49.86            41.61          37.45           30.32          27.76
============================================================================================================================

(1) Net of $108,000 and $300,000 of capitalized construction period interest in 1996 and 1995, respectively.
(2) The 1996, 1995, 1994 and 1993 amounts and ratios shown include the effects of the December 31, 1993 adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

FCNB Corp and Subsidiaries
Consolidated Balance Sheets
December 31, 1996 and 1995
(Dollars in thousands, except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
   ASSETS                                                                          1996                          1995
------------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                          $ 31,023                    $ 24,085
Interest-bearing deposits in other banks                                            1,065                       2,261
Federal funds sold                                                                 12,438                      20,017
------------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                       44,526                      46,363
------------------------------------------------------------------------------------------------------------------------------------
Loans held for sale                                                                 3,162                       2,362
------------------------------------------------------------------------------------------------------------------------------------
Investment securities held to maturity - fair value
 of $33,740 in 1996 and $59,192 in 1995                                            33,525                      58,511
------------------------------------------------------------------------------------------------------------------------------------
Investment securities available for sale - at fair value                          162,860                      83,987
------------------------------------------------------------------------------------------------------------------------------------
Loans                                                                             498,391                     440,724
Less: Allowance for credit losses                                                  (5,123)                     (5,242)
       Unearned income                                                               (396)                       (930)
------------------------------------------------------------------------------------------------------------------------------------
      Net loans                                                                   492,872                     434,552
------------------------------------------------------------------------------------------------------------------------------------
Bank premises and equipment                                                        22,691                      19,997
------------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                       19,533                      15,212
------------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                               $779,169                    $660,984
====================================================================================================================================

LIABILITIES AND Shareholders' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Deposits:
 Noninterest-bearing deposits                                                    $ 76,365                    $ 66,558
 Interest-bearing deposits                                                        510,709                     463,430
------------------------------------------------------------------------------------------------------------------------------------
      Total deposits                                                              587,074                     529,988
Short-term borrowings:
 Federal funds purchased and securities
  sold under agreements to repurchase                                              40,739                      21,043
 Other short-term borrowings                                                       76,516                      32,426
Long-term debt                                                                         --                       5,680
Accrued interest and other liabilities                                              5,730                       5,628
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                           710,059                     594,765
------------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 10 & 17)
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, per share par value $1.00;
 1,000,000 shares authorized; none outstanding                                         --                          --
Common stock, per share par value $1.00;
 20,000,000 shares authorized;  5,364,560 in 1996
 and 5,298,361 in 1995 shares issued
 and outstanding                                                                    5,365                       5,298
Surplus                                                                            26,652                      26,733
Retained earnings                                                                  36,589                      33,658
Net unrealized gain (loss) on securities
 available for sale                                                                   504                         530
------------------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                   69,110                      66,219
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                                 $779,169                    $660,984
------------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                                    23

FCNB Corp and Subsidiaries
Consolidated Statements of Income
For the Years Ended December 31, 1996, 1995 and 1994
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                                     1996               1995            1994
------------------------------------------------------------------------------------------------------------------------------------
Interest income:
   Interest and fees on loans                                                     $42,948            $39,341         $31,088
   Interest and dividends on investment
    securities:
      Taxable                                                                       9,728              9,292          10,083
      Tax exempt                                                                      505              1,211           1,816
      Dividends                                                                       539                414             272
   Interest on federal funds sold                                                     759                457             439
   Other interest income                                                              174                411             194
------------------------------------------------------------------------------------------------------------------------------------
               Total interest income                                               54,653             51,126          43,892
------------------------------------------------------------------------------------------------------------------------------------
Interest expense:
  Interest on deposits                                                             20,549             19,361          14,626
  Interest on federal funds purchased and
    securities sold under agreements
    to repurchase                                                                   1,357              1,122           1,247
  Interest on other short-term
   borrowings                                                                       2,762              1,882             846
  Interest on long-term debt                                                          346                394             291
------------------------------------------------------------------------------------------------------------------------------------
               Total interest expense                                              25,014             22,759          17,010
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                                29,639             28,367          26,882
Provision for credit losses                                                           318                710             525
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
  for credit losses                                                                29,321             27,657          26,357
------------------------------------------------------------------------------------------------------------------------------------
Noninterest income:
   Service fees                                                                     2,454              2,104           1,845
   Net securities gains                                                               193                123             375
   Gain (loss) on sale of loans                                                       305                315            (260)
   Servicing fees on loans sold                                                       490                597             341
   Other operating income                                                             819                779             577
------------------------------------------------------------------------------------------------------------------------------------
               Total noninterest income                                             4,261              3,918           2,878
------------------------------------------------------------------------------------------------------------------------------------
Noninterest expenses:
  Salaries and employee benefits                                                   11,621             11,193           9,860
  Occupancy expenses, net                                                           2,419              1,683           1,667
  Equipment expenses                                                                1,599              1,438           1,345
  Merger-related expenses                                                           2,865                303             227
  Other operating expenses                                                          5,966              6,072           6,092
------------------------------------------------------------------------------------------------------------------------------------
               Total noninterest expenses                                          24,470             20,689          19,191
------------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                                            9,112             10,886          10,044
Provision for income taxes                                                          3,245              3,888           3,272
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        $ 5,867            $ 6,998         $ 6,772
====================================================================================================================================
Net income per share                                                                $1.09              $1.31           $1.26
====================================================================================================================================
See Notes to Consolidated Financial Statements.

FCNB Corp and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 1996, 1995 and 1994
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
                                                                                                             Net
                                                                                                         Unrealized
                                                                                                         Gain (loss)     Total
                                                                                                      on Securities      Share-
                                      Shares            Common                    Retained                Available     holders'
                                   Outstanding           Stock        Surplus     Earnings      Other      for Sale      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1993                   2,595,118          $2,595        $19,717      $17,805     $    --       $1,135      $41,252

Effect of pooled entity              1,200,002           1,200          3,778       11,633        (175)          --       16,436

Net income                                  --              --             --        6,772          --           --        6,772

Shares issued under dividend
 reinvestment and stock purchase
 plan                                    3,764               4             51          (13)         --           --           42

Shares issued with
 stock dividend                        112,013             112          2,688       (2,800)         --           --           --

Stock option
 transactions                            2,652               3             79           --          --           --           82

Cash dividends declared
  ($0.48 per share)                         --              --             --       (2,480)         --           --       (2,480)

Other                                       --              --             56           22         140           --          218

Fair value adjustment for securities
 available for sale, net                    --              --             --           --          --       (3,285)      (3,285)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1994                   3,913,549           3,914         26,369       30,939         (35)      (2,150)      59,037

Net income                                  --              --             --        6,998          --           --        6,998

Dividend reinvestment
 and stock purchase plan                    --              --             --          (11)         --           --          (11)

Shares issued with stock
 split, effected in the form
 of a  stock dividend                1,356,332           1,356             --       (1,356)         --           --           --

Stock option transactions               28,480              28            182           --          --           --          210

Cash dividends declared
  ($0.55 per share)                         --              --             --       (2,912)         --           --       (2,912)

 Other                                      --              --            182           --          35           --          217

                                                                    25

Fair value adjustment for securities
 available for sale, net                    --              --             --           --          --        2,680        2,680
------------------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1995                   5,298,361           5,298         26,733       33,658          --          530       66,219

Net income                                  --              --             --        5,867          --           --        5,867

Dividend reinvestment
 and stock purchase plan                    --              --             --          (11)         --           --          (11)

Repurchase of common stock             (30,000)            (30)          (550)          --          --           --         (580)

Stock option transactions               96,199              97            469           --          --           --          566

Cash dividends declared
  ($0.54 per share)                         --              --             --       (2,925)         --           --       (2,925)

Fair value adjustment for securities
 available for sale, net                    --              --             --           --          --          (26)         (26)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1996                   5,364,560          $5,365        $26,652      $36,589          --       $  504      $69,110
====================================================================================================================================
See Notes to Consolidated Financial Statements.

FCNB Corp and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 1996, 1995 and 1994
(Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                                          1996                      1995                  1994
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                            $   5,867                $  6,998              $  6,772
    Adjustments to reconcile net income to
     net cash provided by (used in)
     operating activities:
      Depreciation and amortization                                        1,308                   1,029                 1,027
      Provision for credit losses                                            318                     710                   525
      Provision for foreclosed properties                                     --                     352                   261
      Provision for deferred income taxes (benefits)                        (125)                   (210)                   --
      Net premium amortization (discount accretion)
       on investment securities                                               (9)                    (87)                  116
      Noncash charitable contribution                                         64                      --                    31
      Federal Home Loan Bank stock dividend                                   --                      --                   (26)
      Accretion of net loan origination fees                                (496)                   (470)                 (207)
      Net securities gains                                                  (193)                   (123)                 (375)
      Net (gain) loss on sales of property                                    15                     (55)                   37
      Increase in other assets                                              (466)                   (997)               (1,086)
      Decrease (increase) in loans held for sale                            (800)                 (1,339)               13,648
      Increase (decrease) in accrued interest and other liabilities          503                     992                   496
      Other operating activities                                              --                     217                   114
------------------------------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                     4,980                   7,017                21,333
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Maturity of interest-bearing deposits in other banks                      --                      --                 1,088
    Proceeds from sales of investment securities
      available for sale                                                  33,434                  21,618                 4,080
    Proceeds from maturities of investment securities
      available for sale                                                  20,424                   6,820                26,160
    Proceeds from maturities of investment securities
      held to maturity                                                    25,286                  24,965                22,810
    Purchases of investment securities available for sale               (104,922)                 (6,457)              (26,484)
    Purchases of investment securities held to maturity                  (25,209)                 (9,520)              (13,054)
    Net increase in loans                                                (30,046)                (50,566)              (53,407)
    Purchases of bank premises and equipment                              (4,622)                 (8,778)               (1,806)
    Proceeds from dispositions of property                                   780                     568                   855
    Purchase of foreclosed properties                                        (76)                     --                    --
    Investments in other real estate owned                                    --                    (196)                  (66)
    Acquisition of business, net of cash acquired                         (2,981)                     --                    --
------------------------------------------------------------------------------------------------------------------------------------
             Net cash (used in) investing activities                     (87,932)                (21,546)              (39,824)
------------------------------------------------------------------------------------------------------------------------------------

                                                                    27

FCNB Corp and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 1996 1995, and 1994
(Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                                         1996                     1995                  1994
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net increase in noninterest-
     bearing deposits, NOW accounts, money
     market accounts, and savings accounts                              $17,285               $  1,866               $ 9,387
    Net increase  in time deposits                                       10,791                 22,937                10,314
    Net increase in short-term borrowings                                61,786                  2,277                 5,111
    Proceeds from (repayment of) long-term debt                          (5,680)                (1,320)               (3,000)
    Dividend reinvestment and stock purchase plan                           (11)                   (11)                  (13)
    Proceeds from sale of common stock                                      449                    130                    96
    Repurchase of common stock                                             (580)                    --                    --
    Dividends paid                                                       (2,925)                (2,912)               (2,480)
------------------------------------------------------------------------------------------------------------------------------------
             Net cash provided by financing activities                   81,115                 22,967                19,415
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease)in cash and cash equivalents                          (1,837)                 8,438                   924
Cash and cash equivalents-beginning of year                              46,363                 37,925                37,001
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents-end of year                                   $44,526                $46,363               $37,925
====================================================================================================================================
Supplemental cash flow information: Noncash investing and financing activities:
    Foreclosed properties acquired  in settlement of loans                 $106                 $1,513                $1,318
====================================================================================================================================
    Transfers from foreclosed properties to loans                        $1,165                   $253                $1,012
====================================================================================================================================
    Bank premises transferred to other assets                            $1,190                     --                    --
====================================================================================================================================
    Surplus from stock option transactions                                 $117                    $80                   $41
====================================================================================================================================
    Book value of securities transferred to available
    for sale from held to maturity                                           --                $23,751                    --
====================================================================================================================================
Details of acquisition:
    Fair value of assets acquired                                       $35,130                     --                    --
    Fair value of liabilities assumed                                   (31,616)                    --                    --
    Purchase price in excess of the net assets acquired                   3,212                     --                    --
------------------------------------------------------------------------------------------------------------------------------------
    Cash paid                                                             6,726                     --                    --
    Less cash acquired                                                    3,745                     --                    --
------------------------------------------------------------------------------------------------------------------------------------
Net cash paid for acquisition                                            $2,981                     --                    --
====================================================================================================================================
The Company  paid  interest of  $25,182,  $22,870 and $16,802 in 1996,  1995 and
1994,  respectively.  Income taxes paid by the Company  were $4,315,  $3,216 and
$2,784 in 1996, 1995 and 1994 respectively.
====================================================================================================================================
See Notes to Consolidated Financial Statements.

                           FCNB Corp and Subsidiaries

                   Notes to Consolidated Financial Statements

Note 1. Nature of banking activities and significant accounting policies:

FCNB Corp (the "Parent Company") is a multi-bank holding company that provides its customers with banking and bank related financial services through its wholly-owned subsidiaries FCNB Bank and Elkridge Bank (the "Banks"). The Banks offer various loan, deposit and other financial service products to their customers. The Banks' customers include individuals and commercial enterprises located within the State of Maryland. Their principal market areas encompass Frederick, Carroll, Howard, Prince George's, Anne Arundel and Montgomery counties and portions of the adjacent counties within the State. Additionally, the Banks maintain correspondent banking relationships and transact daily federal funds sales on an unsecured basis with regional correspondent banks.

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

Investment securities:

Securities classified as held-to-maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount computed using the interest method over their contractual lives.

Securities classified as available-for-sale are equity securities with readily determinable fair values and those debt securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. These securities are carried at fair value, with any unrealized gains or losses reported in shareholders' equity, net of the related deferred tax effect.

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

Loans and allowance for credit losses:

On January 1, 1995, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 114, "Accounting by Creditors for Impairment of a Loan," (Statement 114) as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures." Statement 114, as amended, requires that the measurement of a loan's impairment be based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral. The effect of adopting Statement 114 was not material.

Loans are carried at the amount of unpaid principal, adjusted for deferred loan fees and origination costs. Interest on loans is accrued based on the principal amounts outstanding. The Company discontinues the accrual of interest when a loan is specifically determined to be impaired. When principal or interest is delinquent for ninety days or more the Company evaluates the loan for nonaccrual status. After a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Nonrefundable loan fees and related direct costs are deferred and the net amount is amortized to income as a yield adjustment over the life of the loan using the interest method.

The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the credit extension process. Management's evaluation of the loan portfolio considers current economic conditions, past loss experience, specific impaired loans and such other factors as, in management's best judgment, deserve recognition in estimating credit losses. Allowances for impaired loans are generally based on collateral values or the present value of estimated cash flows. Uncertainties inherent in the estimation process, might cause management's estimate of credit losses in the loan portfolio and the related allowance to change in the near term. The provisions for credit losses included in the consolidated statements of income serve to maintain the allowance at a level which management considers adequate.

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

Foreclosed properties:

Foreclosed properties include properties that have been acquired in complete or partial satisfaction of debt. These properties are initially recorded at fair value on the date of acquisition, establishing a new cost basis. Any write-downs at the time of acquisition are charged to the allowance for credit losses. Subsequent to acquisition, a valuation allowance is established, if necessary, to report these assets at the lower of (a) fair value minus estimated costs to sell or (b) cost. Gains and losses realized on the sale, and any adjustments resulting from periodic revaluation of this property are included in noninterest income or expense, as appropriate. Net costs of maintaining and operating the properties are expensed as incurred.

Goodwill:

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at dates of acquisition and is being amortized on the straight-line method over 25 years.

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

Per share amounts:

Per share amounts are based on the weighted average number of shares outstanding during each year or 5,381,797 shares for 1996, 5,346,481 shares for 1995 and 5,355,756 shares for 1994.

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

Reclassifications:

Certain reclassifications to prior year balances have been made in the accompanying consolidated financial statements to make disclosures consistent with those of the current year.

Note 2.  Acquisitions:

On March 24, 1995, the Company acquired ENB Financial Corporation ("ENB") in exchange for approximately 526,000 shares of the Company's common stock. ENB was the holding company for Elkridge Bank, a commercial bank located in Elkridge, Maryland. The Company's 1995 consolidated statements of income include total income and net income of ENB for the period during 1995 prior to its acquisition totaling $1,600,000 and $145,000, respectively.

On January 26, 1996, the Company acquired Laurel Bancorp, Inc. ("Laurel") in exchange for approximately 1,321,000 shares of the Company's common stock. Laurel was the holding company for Laurel Federal Savings Bank ("Laurel FSB"), a thrift institution with branch offices in Laurel and Monrovia, Maryland. Pursuant to the terms of this merger, Laurel FSB was merged with and into Elkridge Bank and the branch of Laurel FSB located in Monrovia, Maryland was transferred to FCNB Bank. Laurel's fiscal year ended on November 30, 1995. The Company's 1996 consolidated statements of income include total income and net income of Laurel for the period from December 1, 1995 through the date of its acquisition in 1996 totaling $1,510,000 and $261,000, respectively.

The acquisitions of ENB and Laurel have been accounted for using the pooling of interest method. Accordingly, the Company's consolidated financial statements for the periods presented have been restated to include the accounts and operations of ENB and Laurel. Certain reclassifications have been made to ENB and Laurel's historical financial statements to conform with the Company's presentation.

On April 30, 1996, the Company acquired all of the outstanding shares of common stock of Harbor Investment Corporation ("Harbor") for a cash price of approximately $6.7 million. Harbor was the holding company of Odenton Federal Savings and Loan Association, a thrift institution located in Odenton, Maryland. This acquisition has been accounted for under the purchase method of accounting and the results of the operations of Harbor have been included in the consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair value of net assets acquired of $3.2 million, was recognized as goodwill and is being amortized on a straight-line basis over 25 years. Amortization expense charged to operations for 1996 was approximately $85,000.

The following tables present the combined and separate results of operations for ENB, Laurel and the Company for the periods preceding the acquisitions of ENB and Laurel and, additionally reflect the unaudited pro forma consolidated results of operations of the Company and Harbor as if its acquisition had occurred on January 1, 1995.

------------------------------------------------------------------------------------------------------------------------------------
                                                                        Total                   Net             Net Income
(dollars in thousands, except per share data)                           Income                 Income            Per Share
------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1994

ENB                                                                     $ 5,683               $    136
Laurel                                                                    8,673                  1,479
Company                                                                  32,414                  5,157                 $1.45
------------------------------------------------------------------------------------------------------------------------------------
Combined                                                                $46,770                 $6,772                 $1.26
====================================================================================================================================
Year ended December 31, 1995

Laurel                                                                  $ 9,395                 $1,248
Company                                                                  45,649                  5,750                 $1.41
------------------------------------------------------------------------------------------------------------------------------------
Combined                                                                 55,044                  6,998                  1.31
Harbor                                                                    2,801                    255
------------------------------------------------------------------------------------------------------------------------------------
Pro forma  (unaudited)                                                  $57,845                 $7,253                 $1.36
====================================================================================================================================
Year ended December 31, 1996

Company                                                                 $58,914                 $5,867                 $1.09
Harbor                                                                    1,037                     81
------------------------------------------------------------------------------------------------------------------------------------
Pro forma (unaudited)                                                   $59,951                 $5,948                 $1.11
====================================================================================================================================

The unaudited pro forma results in the preceding tables have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in basis of fixed assets and additional amortization expense as a result of goodwill. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1995, or of future results of operations of the consolidated entities.

Merger-related expenses in the consolidated statements of income principally include costs for investment bankers, professional fees, severance payments to terminated employees, assessments to recapitalize the Savings Association Insurance Fund and other conversion costs.

Note 3.  Compensating balances:

Compensating balance arrangements exist with various correspondent banks. These noninterest-bearing deposits are maintained in lieu of cash payments for standard bank services. The required balances amounted to $74,000 at December 31, 1996 and $99,000 at December 31, 1995. In addition, for the reserve maintenance period in effect at December 31, 1996 and 1995, the Banks were required to maintain average daily balances totaling $5,392,000 and $4,074,000 respectively, with the Federal Reserve Bank.

Note 4.  Investments:

The amortized cost and estimated fair value of securities being held to maturity at December 31, 1996 and 1995 are as follows:


Held-to-maturity portfolio
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Gross               Gross        Estimated
                                                  Amortized         Unrealized          Unrealized             Fair
December 31, 1996                                      Cost              Gains              Losses            Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                         (dollars in thousands)
U.S. Treasury and other U.S.
  government agencies and corporations             $  5,114               $ 17              $    5         $  5,126
State and political subdivisions                      5,138                480                  --            5,618
Mortgage-backed debt securities                      23,273                190                 467           22,996
------------------------------------------------------------------------------------------------------------------------------------
                                                    $33,525               $687                $472          $33,740
====================================================================================================================================
December 31, 1995
------------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and other U.S.
  government agencies and corporations              $14,507            $    37                $137          $14,407
State and political subdivisions                      8,329                681                  --            9,010
Mortgage-backed debt securities                      35,675                510                 410           35,775
------------------------------------------------------------------------------------------------------------------------------------
                                                    $58,511             $1,228                $547          $59,192
====================================================================================================================================

The amortized cost and estimated fair value of securities available for sale at December 31, 1996 and 1995 are as follows:

Available-for-sale portfolio
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Gross               Gross        Estimated
                                                  Amortized         Unrealized          Unrealized             Fair
December 31, 1996                                      Cost              Gains              Losses            Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                        (dollars in thousands)
U.S. Treasury and other U.S.
  government agencies and corporations             $ 34,300             $  379                $ 42         $ 34,637
Mortgage-backed debt securities                     107,741                636                 628          107,749
Corporate Bonds                                       6,925                 56                  32            6,949
Equity securities                                    13,080                457                  12           13,525
------------------------------------------------------------------------------------------------------------------------------------
                                                   $162,046             $1,528                $714         $162,860
====================================================================================================================================
December 31, 1995
------------------------------------------------------------------------------------------------------------------------------------

U.S. Treasury and other U.S.
  government agencies and corporations              $12,423            $    53                $116          $12,360
State and political subdivisions                        600                  5                  --              605
Mortgage-backed debt securities                      62,991              1,046                 407           63,630
Equity securities                                     7,135                257                  --            7,392
------------------------------------------------------------------------------------------------------------------------------------
                                                    $83,149             $1,361                $523          $83,987
====================================================================================================================================

The amortized cost and estimated fair value of securities being held to maturity and those available for sale at December 31, 1996 by contractual maturity, are as follows:



                                                                    33

                                                                      Held-to-maturity                   Available-for-sale
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Estimated                         Estimated
                                                                   Amortized             Fair         Amortized            Fair
                                                                        Cost            Value              Cost           Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        (dollars in thousands)
Due in one year or less                                             $    985          $ 1,017     $          --   $          --
Due after one through five years                                       4,081            4,169            27,623          27,834
Due after five years through ten years                                 4,835            5,194            13,602          13,752
Due after ten years                                                      352              364                --              --
Mortgage-backed debt securities                                       23,272           22,996           107,741         107,749
Equity securities                                                         --               --            13,080          13,525
------------------------------------------------------------------------------------------------------------------------------------
                                                                     $33,525          $33,740          $162,046        $162,860
====================================================================================================================================

Actual  maturities may differ from the contractual  maturities  reflected in the preceding  table  because  borrowers  may  have  the  right  to call  or  prepay obligations with or without  prepayment  penalties.  Mortgage-backed  securities
have  no  stated   maturity  and  primarily   reflect   investments  in  various
Pass-through  and  Participation  Certificates  issued by the  Federal  National
Mortgage   Association   and  the  Federal  Home  Loan   Mortgage   Corporation,
respectively.  Repayment  of  mortgage-backed  securities  is  affected  by  the contractual  repayment terms of the underlying mortgages  collateralizing  these obligations and the current level of interest rates.

Included  in the  investment  portfolio  at  December  31,  1996 and  1995,  are securities  carried at  $96,718,000  and  $51,144,000,  respectively,  which are
pledged  to  secure  public  deposits,   securities  sold  under  agreements  to
repurchase and for other purposes as required and permitted by law.

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

Gross realized gains and losses from the sale of securities available for sale were as follows:

------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                1996             1995              1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (dollars in thousands)
    Realized gains                                                     $ 523             $214              $471
====================================================================================================================================
    Realized (losses)                                                  $(330)            $(91)            $ (96)
====================================================================================================================================


Note 5.  Loans and allowance for credit losses:

Loans are as follows:
------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                       1996                                        1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     (dollars in thousands)
Real estate loans:
 Construction and land development                             $ 55,614                                    $ 38,043
------------------------------------------------------------------------------------------------------------------------------------
 Mortgage loans:
   Secured by farmland                                            3,154                                       4,129
   Secured by 1 to 4 family residential
      properties                                                182,907                                     177,912
   Secured by multi-family (5 or more)
      residential properties                                      6,935                                       8,214
   Secured by commercial properties                             142,788                                     108,859
------------------------------------------------------------------------------------------------------------------------------------
 Total mortgage loans                                           335,784                                     299,114
------------------------------------------------------------------------------------------------------------------------------------
Total loans secured by real estate                              391,398                                     337,157
Commercial and industrial loans                                  51,454                                      48,825
Industrial revenue bonds                                             36                                          81
Loans to farmers                                                  1,025                                         761
Loans to individuals for household, family
 and other personal expenditures                                 54,478                                      53,900
------------------------------------------------------------------------------------------------------------------------------------
                                                               $498,391                                    $440,724
====================================================================================================================================

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $123,621,000 and $141,887,000 at December 31, 1996 and 1995, respectively.

Transactions in the allowance for credit losses are summarized as follows:
------------------------------------------------------------------------------------------------------------------------------------

Years ended December 31,                                                       1996                 1995                  1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           (dollars in thousands)

Balance at beginning of year                                                  $5,242               $4,691                $4,219
Provision for credit losses                                                      318                  710                   525
Recoveries                                                                       100                   50                   108
Other transfers and allowance on loans
   acquired with purchased entity                                                462                   --                    --
------------------------------------------------------------------------------------------------------------------------------------
                                                                               6,122                5,451                 4,852
Credits charged-off                                                             (999)                (209)                 (161)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                        $5,123               $5,242                $4,691
====================================================================================================================================

Selected information concerning the Company's recorded investment in impaired loans and related interest income are summarized as follows:

------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                       1996                  1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (dollars in thousands)

Impaired loans with specific allocation of allowance for credit losses        $1,670               $1,650
Specific allocation of allowance for credit losses                               427                  296
Other impaired loans                                                           2,230                  218
Average recorded investment in impaired loans                                  5,540                2,270
Interest income recognized on impaired loans based on cash
    payments received                                                            205                  233
------------------------------------------------------------------------------------------------------------------------------------


Additional   information   concerning  the  Company's  recorded   investment  in
nonaccrual loans, for which impairment had not been recognized are as follows:
                                                                                             December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   1996                        1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          (dollars in thousands)

Nonaccrual loans                                                                     $731                         $664
Interest income not recognized due to loans in nonaccrual status                       73                           12
------------------------------------------------------------------------------------------------------------------------------------
Note 6.  Bank premises and equipment:

Bank premises and equipment consist of the following:
------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                                        1996                        1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           (dollars in thousands)

Bank premises and leasehold improvements                                          $21,733                      $21,099
Equipment                                                                           8,879                        6,939
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   30,612                       28,038

Less accumulated depreciation and amortization                                      7,921                        8,041
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  $22,691                      $19,997
====================================================================================================================================

Depreciation and amortization charged to operations amounted to $1,369,000 for 1996, $1,029,000 for 1995 and $1,027,000 for 1994.

Note 7.  Deposits:

Certificates of deposit and other time deposits issued in denominations of $100,000 or more totaled $50,251,000 and $45,323,000 at December 31, 1996 and
1995, respectively, and are included in interest-bearing deposits in the consolidated balance sheets.

At December 31, 1996, the amount outstanding and maturity distribution of certificates of deposit are presented in the following table:

------------------------------------------------------------------------------------------------------------------------------------

                                                                         Certificates of Deposit
------------------------------------------------------------------------------------------------------------------------------------

                                                                         (dollars in thousands)
Maturing:
    1997                                                                         $200,376
    1998                                                                           48,475
    1999                                                                           16,365
    2000                                                                           18,237
    2001                                                                            1,677
    Thereafter                                                                         33
------------------------------------------------------------------------------------------------------------------------------------

                                                                                 $285,163
------------------------------------------------------------------------------------------------------------------------------------

                                                                    36


Interest on deposits consists of the following:
------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                               1996            1995             1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             (dollars in thousands)
NOW and SuperNOW accounts                                                             $ 1,180         $ 1,195         $ 1,124
Savings accounts                                                                        2,632           2,497           2,457
Money market accounts                                                                   2,625           2,852           2,848
Certificates of deposit and other time
 deposits less than $100,000                                                           11,887          10,135           6,583
Certificates of deposit and other time
 deposits of $100,000 or more                                                           2,267           2,846           1,614
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       20,591          19,525          14,626
Less capitalized construction period interest                                              42             164              --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      $20,549         $19,361         $14,626
====================================================================================================================================

Note 8.  Short-term borrowings:

The Company purchases federal funds and enters into sales of securities under agreements to repurchase the same securities, which generally mature within one to ninety days from the transaction date. Securities pledged as collateral for securities sold under agreements to repurchase include various debt securities having an aggregate amortized cost book value of $47,649,000 and $33,800,000 at December 31, 1996 and 1995, respectively.

Other short-term borrowings primarily reflect the amount borrowed under a secured lending arrangement with the Federal Home Loan Bank of Atlanta, which is secured by a blanket lien on all real estate mortgage loans secured by 1 to 4 family residential properties.

The  Company's  unused  lines  of  credit  for  short-term   borrowings  totaled
$28,552,000 at December 31, 1996.

Selected information on short-term borrowings is as follows:
------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                                           1996                               1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                (dollars in thousands)
Federal funds purchased and securities sold under agreement to repurchase:

Total outstanding at year-end                                                         $40,739                           $21,043
====================================================================================================================================
Average amount outstanding during year                                                $24,815                           $18,928
====================================================================================================================================
Maximum amount outstanding at any month-end                                           $43,714                           $28,237
====================================================================================================================================
Weighted average interest rate at year-end                                              5.43%                             5.65%
====================================================================================================================================
Weighted average interest rate for the year                                             5.47%                             5.93%
====================================================================================================================================

Other short-term borrowings:

Total outstanding at year-end                                                         $76,516                           $32,426
====================================================================================================================================
Average amount outstanding during year                                                $46,626                           $32,246
====================================================================================================================================
Maximum amount outstanding at any month-end                                           $76,516                           $50,382
-=================================================================================================================================--
Weighted average interest rate at year-end                                              5.59%                             5.91%
====================================================================================================================================
Weighted average interest rate for the year                                             5.85%                             5.84%
====================================================================================================================================

Note 9.  Long-term debt:

On May 31, 1995, the Company entered into a secured lending arrangement with a regional national bank to finance the cost of its new corporate headquarters facility in Frederick, Maryland (the "Facility"). The loan was secured and provided for interest at a fluctuating rate equal to the daily London Interbank Offered Rate for one-month U.S. Dollar deposits (LIBOR), plus 1.35%. On December 19, 1996 this loan was paid in full. On December 31, 1995 a balance was outstanding of $4,680,000, bearing interest at a rate of 7.32%. The interest paid on this loan totaled $394,000 in 1996 and $136,000 in 1995. In 1996 and 1995 $66,000 and $136,000, respectively of the interest paid was capitalized as part of the cost of the Facility.

At December 31, 1995, the Company had $1,000,000 in outstanding advances from the Federal Home Loan Bank that were due in March, 1997, bearing interest at the rate of 7.35%. These advances were primarily secured by a blanket lien on all real estate mortgage loans secured by 1-4 family residential properties.

Note 10.  Leasing arrangements:

The Company leases branch office facilities under noncancellable operating lease arrangements whose terms do not extend beyond November 2009. These leases contain options which enable the Company to renew the leases at fair rental value for periods of 3 to 10 years. In addition to minimum rentals, certain leases have escalation clauses based upon various price indices and include provisions for additional payments to cover taxes, insurance and maintenance. The total minimum rental commitment, including renewal periods under these leases at December 31, 1996 is outlined below:

--------------------------------------------------------------------------------

           Years ending December 31,                      (dollars in thousands)

                 1997                                             $   392
                 1998                                                 309
                 1999                                                 305
                 2000                                                 297
                 2001                                                 290
                 Later years                                        2,244
--------------------------------------------------------------------------------

                                                                   $3,837
================================================================================

Rent expense included in occupancy expenses amounted to $555,000 for 1996, $532,000 for 1995, and $492,000 for 1994.

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

The Company's annual contribution to the Plan totaled $357,000 in 1996, $300,000 in 1995 and $266,000 in 1994.

Deferred compensation plans:

The Company maintains deferred compensation plans for certain key executives and its directors. The Plans provide for a maximum ten year period of supplemental retirement income for the Plan's participants. Amounts to be paid by the Company under this Plan will be recovered through life insurance policies purchased on the lives of the participants. The expense for the deferred compensation plans is included in the consolidated statements of income and totaled $175,000, $149,000 and $128,000 for 1996, 1995, and 1994, respectively.

Stock option plan:

The Company has a stock option plan for key employees, which is accounted for in accordance with Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations. In connection with the stock options granted under this Plan, additional restricted stock grants for 16,453 shares at December 31, 1996, may be awarded at no additional cost to the Plan's participants. Restricted stock, subject to a a three year restriction period and certain other conditions, is awarded to the Plan's participants following their purchase of the shares granted under the stock option plan. Compensation expense, reflecting the fair value of the restricted shares on the date the stock options were initially granted, is recognized ratably over a four year period, commencing on the date the stock options were granted and ending with the expiration of the three year restriction period. Compensation expense recognized under this Plan for years ended December 31, 1996, 1995, and 1994 totaled $52,000, $35,000, and $19,000, respectively. Had compensation expense been determined based on the fair value of each option granted on the date of grant using an option-pricing model as prescribed in FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

-----------------------------------------------------------------------------------------------
Years ended December 31,                                           1996                1995
-----------------------------------------------------------------------------------------------
Net Income:
    As reported                                                  $5,867                $6,998
    Pro forma                                                    $5,678                 6,998

Earnings per share:
    As reported                                                   $1.09                 $1.31
    Pro forma                                                     $1.06                 $1.31
-----------------------------------------------------------------------------------------------

The Plan  provides  that 413,438  shares of the  Company's  common stock will be
reserved  for  the  granting  of  both   incentive   stock   options  (ISO)  and
non-qualified  stock options  (NQSO) to purchase  these shares.  At December 31,
1996,  reserved  shares  remaining  for future  grants  under this plan  totaled
297,503.   The  exercise  price  per  share  for  incentive   stock  option  and
non-qualified  stock  options  shall be not less than the fair  market vale of a share of commong stock on the date on which such ISO or NQSO is granted, subject to adjustments for the effects of any stock splits or stock  dividends,  and may be exercised commencing after one year from the date of grant.

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the  following   weighted  average
assumptions:

-----------------------------------------------------------------------------------------------
Years ended December 31,                                            1996                1995
-----------------------------------------------------------------------------------------------
Dividend Yield                                                      2.5%                  2.5%
Expected Volatility                                               49.66%                53.87%
Risk Free Interest Rate                                           5.585%                6.420%
Expected Life, in years                                              10                    10
-----------------------------------------------------------------------------------------------
Weighted-average fair value of
  options granted during the year                                $10.37                $10.87
===============================================================================================

The following is a summary of transactions during the three years ended December
31, 1996, 1995 and 1994.

----------------------------------------------------------------------------------------------------
                                                             Options Issued       Weighted-Average
                                                             and Outstanding       Exercise Price
----------------------------------------------------------------------------------------------------

Balance at December 31, 1993                                    169,459                 $6.70
----------------------------------------------------------------------------------------------------

Exercised                                                        (3,482)                11.49
Terminated                                                       (6,362)                13.15
Granted                                                          17,059                 18.22
----------------------------------------------------------------------------------------------------

Balance at December 31, 1994                                    176,674                  7.49
----------------------------------------------------------------------------------------------------

Exercised                                                       (28,480)                 4.57
Granted                                                          19,021                 21.00
----------------------------------------------------------------------------------------------------

Balance at December 31, 1995                                    167,215                  9.52
----------------------------------------------------------------------------------------------------

Exercise                                                        (96,199)                 4.65
Terminated                                                         (780)                17.02
Granted                                                          21,287                 20.50
----------------------------------------------------------------------------------------------------

Balance at December 31, 1996                                     91,523                $17.13
=====================================================================================================

At December 31, 1996, the 91,523 options issued and outstanding had exercise prices ranging from $6.58 to $21.00 and had a weighted-

                                       39

average  remaining  contractual  life of 68 months.  Of those options issued and
outstanding,   there  were  70.236  and   148,194   options   exercisable   with
weighted-average  exercise  prices of $16.11 and $8.05 at December  31, 1996 and
1995, respectively.

Note 12.  Income taxes:

Significant  components of the Company's deferred tax assets and liabilities are as follows:
----------------------------------------------------------------------------------------------------
December 31,                                                       1996                  1995
----------------------------------------------------------------------------------------------------
                                                                      (dollars in thousands)

    Provision for credit losses                                  $1,612                $1,779
    Net securities losses                                           250                   250
    Income from CMO residual interests                               18                    46
    Deferred compensation                                           438                   393
    Postretirement benefits251                                      248
    Provision for foreclosed properties                             204                    86
    Deferred Fees                                                   704                   629
    Other                                                           280                   180
----------------------------------------------------------------------------------------------------
   Total deferred tax asset                                       3,757                 3,611
   Valuation allowance for deferred tax assets                       --                    --
----------------------------------------------------------------------------------------------------
Deferred tax assets after valuation allowance                     3,757                 3,611
----------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Unrealized gain on securities available for sale                308                   307
    Other                                                           178                   243
----------------------------------------------------------------------------------------------------
   Total deferred tax liabilities                                   486                   550
----------------------------------------------------------------------------------------------------
   Net deferred tax assets                                       $3,271                $3,061
====================================================================================================

A reconciliation of the maximum statutory income tax to the provision for income taxes attributable to continuing operations included in the consolidated statements of income, is as follows:

------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                                    1996           1995          1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (dollars in thousands)

Income before income tax                                                                  $9,112        $10,886       $10,044
Tax rate                                                                                     35%            35%           35%
------------------------------------------------------------------------------------------------------------------------------------
Income tax at statutory rate                                                               3,189          3,810         3,515
Increases (decreases)
 in tax resulting from:
    Tax-exempt interest income                                                              (160)          (394)         (605)
    State income taxes, net of federal
     income tax benefit                                                                      267            367           330
    Benefit of federal surtax exemption                                                      (82)           (92)          (80)
    Other                                                                                     31            197           112
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          $3,245        $ 3,888       $ 3,272
====================================================================================================================================

Significant components of the provision for income taxes attributable to continuing operations are as follows:

------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                                    1996           1995          1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (dollars in thousands)
     Taxes currently payable:
      Federal                                                                             $2,923         $3,440        $2,734
      State                                                                                  447            658           538
------------------------------------------------------------------------------------------------------------------------------------
             Total taxes currently payable                                                 3,370          4,098         3,272
------------------------------------------------------------------------------------------------------------------------------------
     Deferred tax liabilities (benefits):
      Federal                                                                               (102)          (170)           15
      State                                                                                  (23)           (40)          (15)
------------------------------------------------------------------------------------------------------------------------------------
             Total deferred tax
              liabilities (benefits)                                                         125           (210)           --
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                     $3,245         $3,888        $3,272
====================================================================================================================================
Included in the above  amounts are income  taxes of $75,000 in 1996,  $48,000 in
1995, and $145,000 in 1994 related to net security gains.

Note 13.  Other operating expenses:

Other operating  expenses in the  consolidated  statements of income include the following:
------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                                   1996           1995           1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (dollars in thousands)

FDIC and general insurance                                                               $   410         $  897        $1,274
Professional and directors fees                                                            1,284          1,122         1,062
Advertising and public relations                                                             890            703           682
Credit and collection expense                                                                252            134           183
Postage and supplies                                                                       1,059            914           825
Net loss on foreclosed properties                                                             83            352           347
Other                                                                                      1,988          1,950         1,719
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          $5,966         $6,072        $6,092
====================================================================================================================================

                                                                   41




Changes in the allowance for foreclosed properties are summarized as follows:
------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                                    1996           1995          1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (dollars in thousands)
Balance at beginning of year                                                                $536           $286          $325
Provision charged to income                                                                   --            352           261
Losses charged to the allowance                                                              (32)          (102)         (300)
Other transfers net of allowance on properties
    acquired with purchased entity                                                          (112)            --            --
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                      $392           $536          $286
====================================================================================================================================
Note 14.  Shareholders' equity:

Dividends:

The amount of dividends that the Company's affiliates can pay to the Company without approval from the Federal Reserve Board during 1997 is limited to their net profits for 1997, plus $5,596,000.

Preferred stock:

The Board of Directors has the authority to issue preferred stock in one or more classes or series, with such designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other optional or special rights, and such restrictions, limitations and qualifications as the Board of Directors may determine.

Repurchase plan:

On March 28, 1996, the Board of Directors authorized a stock repurchase program. Pursuant to the terms of this program, the Company may repurchase up to 80,000 shares of its common stock in open market transactions during the two year period ending March 27, 1998. Not more than 120,000 additional shares of common stock can be repurchased between March 28, 1998 and March 27, 2001. All repurchases are limited to an aggregate maximum expenditure of approximately $4,000,000. Repurchases will be made in the open market, from time to time, in the discretion of management, based upon market, business, legal, regulatory, accounting and other factors. There is no minimum number of shares which the Company is obligated to repurchase. The total number of shares purchased was 30,000 as of December 31, 1996.

Capital:

The Company and Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the
Company  and  Banks  must  meet  specific   capital   guidelines   that  involve
quantitative measures of the Company's and Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that the Company and Banks meet all capital adequacy requirements to which it is subject as of December 31, 1996.

As of December 31, 1996, the most recent notification from the regulatory agency categorized the Banks as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed the Bank's category.

The Company and Banks' actual capital amounts and ratios are also presented in the following table.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          To Be Well
                                                                                                       Capitalized Under
                                                                           For Capital                 Prompt Corrective
                                                     Actual             Adequacy Purposes:             Action Provisions:
                                              Amount      Ratio         Amount        Ratio            Amount      Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996:                                              (dollars in thousands)
-----------------------
Total Capital
  (to Risk-Weighted Assets):
    FCNB Corp                                 $70,221     13.57%         $41,384       8.0%             N/A           N/A
    FCNB Bank                                 $40,220     10.79%         $29,811       8.0%             $37,264      10.0%
    Elkridge Bank                             $21,728     15.24%         $11,405       8.0%             $14,257      10.0%

Tier I Capital
  (To Risk-Weighted Assets):
    FCNB Corp                                 $65,098     12.58%         $20,692       4.0%             N/A          N/A
    FCNB Bank                                 $37,007      9.93%         $14,906       4.0%             $22,359       6.0%
    Elkridge Bank                             $19,907     13.96%          $5,703       4.0%              $8,554       6.0%

Tier I Capital
  (To Average Assets):
    FCNB Corp                                 $65,098      8.74%         $22,351       3.0%              N/A          N/A
    FCNB Bank                                 $37,007      7.10%         $15,641       3.0%             $26,068       5.0%
    Elkridge Bank                             $19,907      9.16%          $6,516       3.0%             $10,861       5.0%

As of December 31, 1995:

Total Capital
  (to Risk-Weighted Assets):
    FCNB Corp                                 $64,087     14.12%         $36,309       8.0%              N/A         N/A
    FCNB Bank                                 $39,346     11.63%         $27,070       8.0%             $33,837      10.0%
    Elkridge Bank                             $25,955     22.71%          $9,144       8.0%             $11,431      10.0%

Tier I Capital
  (To Risk-Weighted Assets):
    FCNB Corp                                 $58,845     12.97%         $18,154       4.0%              N/A          N/A
    FCNB Bank                                 $35,838     10.59%         $13,535       4.0%             $20,302       6.0%
    Elkridge Bank                             $24,526     21.46%          $4,572       4.0%              $6,858       6.0%

Tier I Capital
  (To Average Assets):
    FCNB Corp                                 $58,845      8.91%         $19,811       3.0%             N/A           N/A
    FCNB Bank                                 $35,838      7.83%         $13,732       3.0%             $22,887       5.0%
    Elkridge Bank                             $24,526     12.56%          $5,857       3.0%              $9,762       5.0%
====================================================================================================================================

N/A = Not applicable

Dividend reinvestment plan:

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for all Shareholders of the Company. This Plan provides that 165,375 shares of the Company's common stock will be reserved for issuance under the Plan. At December 31, 1996, reserved shares remaining for future issuance under this plan totaled 81,821. The terms of this Plan allow participating Shareholders to purchase additional shares of common stock in the Company by reinvesting the dividends paid on shares registered in their name, by making optional cash payments, or both. Shares purchased under the Plan with reinvested dividends can be acquired at 97% of current market prices. Shares purchased under the optional cash payment method can be purchased at current market prices. Optional cash payments to this Plan are limited and may not exceed $2,500 in any calendar quarter.

Contributions to the Plan will be used by a designated agent to acquire common shares of the Company at current market prices. The Company reserves the right to amend, modify, suspend or terminate this Plan at any time at its discretion.

Special Bad Debt Deduction:

The thrift institutions acquired by the Company were allowed special bad debt deductions limited generally to 8% of otherwise taxable income for the year beginning December 1, 1987 and thereafter. If the amounts which qualify as deductions for income tax purposes are later used for purposes other than to absorb loan losses, including distributions in liquidation, they will be subject to income tax at the applicable current rates. Retained earnings at December 31, 1996, 1995, and 1994 include $4,136,000, for which no provision for income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $1,601,000.

Note 15. Fair value of financial instruments:

In  accordance  with the  disclosure  requirements  of  Statement  of  Financial
Accounting Standards No. 107, the estimated fair values of the Company's financial instruments are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                               December 31, 1996          December 31, 1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Carrying             Fair     Carrying         Fair
                                                                            Amount            Value       Amount        Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             (dollars in thousands)
FINANCIAL ASSETS
Cash and cash equivalents                                                  $44,526          $44,526     $ 46,363     $ 46,363
Loans held for sale                                                          3,162            3,162        2,362        2,362
Investment securities                                                      196,385          196,600      142,498      143,179
Net loans                                                                  492,872          496,564      434,552      441,333
------------------------------------------------------------------------------------------------------------------------------------
  Total financial assets                                                  $736,945         $740,852     $625,775     $633,237
====================================================================================================================================

FINANCIAL LIABILITIES
Deposits                                                                  $587,074         $587,832     $529,988     $533,110
Short-term borrowings                                                      117,255          116,360       53,469       53,323
Long-term debt                                                                  --               --        5,680        5,680
------------------------------------------------------------------------------------------------------------------------------------
 Total financial liabilities                                              $704,329         $704,192     $589,137     $592,113
====================================================================================================================================

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of December 31, 1996 and 1995:

Cash and cash equivalents:

The fair value of cash and cash equivalents is estimated to approximate the carrying amounts.

Loans held for sale:

Fair value is estimated to equal the carrying amount due to their short holding period.

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

Note 16.  Transactions with related parties:

In the normal course of banking business, loans are made to officers and directors of the Company, as well as to their associates. Such loans are made in the ordinary course of business with substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. They do not involve more than normal risk of collectability or present other unfavorable features. An analysis of the activity during 1996 is as follows:

--------------------------------------------------------------------------------
                                                 (dollars in thousands)
    Balance at December 31, 1995                       $ 8,779
--------------------------------------------------------------------------------
    New loans                                            6,565
    Repayments                                          (6,790)
--------------------------------------------------------------------------------
    Balance at December 31, 1996                       $ 8,554
================================================================================

A Director of the Company is president and a principal stockholder of a construction firm which served as construction manager in connection with the development of the Company's new headquarters facility. This firm was paid approximately $300,000 to $400,000 in total compensation for its services on the project, which had a total cost of $8.2 million.

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

A summary of the contract amounts of the Company's exposure under commitments to extend credit, and standby letters of credit are as follows:

--------------------------------------------------------------------------------
December 31,                                1996                     1995
--------------------------------------------------------------------------------
                                           (dollars in thousands)
Financial instruments whose
 amounts represent credit risk:
  Commitments to extend credit                    $104,047         $73,406
  Standby letters of credit                          7,790           8,648
================================================================================


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

Note 18. FCNB Corp (Parent Company) condensed financial information:
FCNB Corp (Parent Company)
Balance Sheets

------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                                                         1996                1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (dollars in thousands)
ASSETS
Cash                                                                                              $ 6,488             $ 1,557
Receivable from subsidiary banks                                                                      357                 450
Investment securities available for sale-at fair value                                              2,034                 855
Investment in subsidiaries                                                                         60,861              63,699
Other assets                                                                                          187                 190
------------------------------------------------------------------------------------------------------------------------------------
             Total assets                                                                         $69,927             $66,751
====================================================================================================================================
LIABILITIES AND Shareholders' EQUITY

Liabilities                                                                                       $   817             $   532
------------------------------------------------------------------------------------------------------------------------------------
Common stock                                                                                        5,365               5,298
Surplus                                                                                            26,652              26,733
Retained earnings                                                                                  36,589              33,658
Net unrealized gain (loss) on securities available for sale                                           504                 530
------------------------------------------------------------------------------------------------------------------------------------
             Total Shareholders' equity                                                            69,110              66,219
------------------------------------------------------------------------------------------------------------------------------------

             Total liabilities and Shareholders' equity                                           $69,927             $66,751
====================================================================================================================================

FCNB Corp (Parent Company)
Statements of Income

------------------------------------------------------------------------------------------------------------------------------------
For the Years ended December 31,                                                          1996          1995            1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               (dollars in thousands)
Income:
    Dividends from subsidiary banks                                                     $10,638        $3,382          $5,317
    Net securities gains                                                                     82            47             308
    Other income, principally interest                                                      189            53              53
------------------------------------------------------------------------------------------------------------------------------------
             Total income                                                                10,909         3,482           5,678
Expenses                                                                                    843           634             573
------------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes
 and equity in undistributed
 (excess distributions of) earnings of subsidiaries                                      10,066         2,848           5,105
Provision for income taxes (benefits)                                                      (141)          (92)            (32)
------------------------------------------------------------------------------------------------------------------------------------
Income before equity in  undistributed
  (excess distributions of) earnings of subsidiaries                                     10,207         2,940           5,137
Equity in undistributed (excess distributions of) earnings
 of subsidiaries                                                                         (4,340)        4,058           1,635
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              $ 5,867        $6,998          $6,772
====================================================================================================================================

FCNB Corp (Parent Company)
Statements of Cash Flows

------------------------------------------------------------------------------------------------------------------------------------
For the Years ended December 31,                                                              1996         1995         1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (dollars in thousands)

Cash flows from operating activities:
    Net income                                                                               $5,867       $6,998       $6,772
    Adjustments to reconcile net income to
     net cash provided by operating activities:
      (Equity in undistributed) excess distribution of
         earnings of subsidiaries                                                             4,340       (4,058)      (1,635)
      Noncash charitable contribution                                                            64           --           31
      Net securities gains                                                                      (82)         (47)        (308)
      Decrease (increase) in receivable from
       subsidiary banks                                                                          93        1,258       (1,525)
      Decrease in other assets                                                                  120          177          355
      Increase in other liabilities                                                             306          269          116
             Other                                                                               --           --           10
------------------------------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                                       10,708        4,597        3,816
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Proceeds from sale of investment securities
     available for sale                                                                         140           68          414
    Purchase of investment securities
     available for sale                                                                      (1,360)        (173)        (310)
    Investment in subsidiary                                                                 (1,490)      (2,284)        (500)
------------------------------------------------------------------------------------------------------------------------------------
             Net cash (used in) investing activities                                         (2,710)      (2,389)        (396)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Increase in short-term borrowings                                                            --           --            6
    Dividend reinvestment plan                                                                  (11)         (11)         (13)
    Proceeds from issuance of common stock                                                      449          130           96
    Repurchase of common stock                                                                 (580)          --           --
    Cash dividends paid                                                                      (2,925)      (2,912)      (2,480)
------------------------------------------------------------------------------------------------------------------------------------
             Net cash (used in) financing activities                                         (3,067)      (2,793)      (2,391)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                                   4,931         (585)       1,029
Beginning cash                                                                                1,557        2,142        1,113
------------------------------------------------------------------------------------------------------------------------------------
Ending cash                                                                                  $6,488       $1,557       $2,142
====================================================================================================================================
Supplemental schedule of noncash investing and financing activities:
    Surplus from stock options granted                                                         $117          $80          $41
====================================================================================================================================
    Fair value adjustment for securities available
     for sale, net of applicable deferred income tax effects                                   $(36)        $(58)       $(293)
------------------------------------------------------------------------------------------------------------------------------------
    Fair value adjustment for securities available
     for sale held in subsidiary banks,
     net of deferred income tax effects                                                         $10       $2,738      $(2,992)
====================================================================================================================================

Note 19.  Quarterly results of operations (unaudited):

The following is a summary of the Company's unaudited quarterly results of operations.

------------------------------------------------------------------------------------------------------------------------------------
1996                                                                December 31       September 30(2)      June 30      March 31(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (dollars in thousands, except per share amounts)
    Interest income                                                     $14,243             $13,832         $13,079         $13,499
    Net interest income                                                   7,501               7,424           7,209           7,505
    Provision for credit losses                                             102                  72              72              72
    Net securities gains                                                     22                  10              96              65
    Income before income taxes                                            2,939               1,950           2,855           1,368
    Net income (loss)                                                     1,902               2,921           1,853            (809)
    Earnings (loss) per share                                               .35                 .55             .34            (.15)
------------------------------------------------------------------------------------------------------------------------------------
1995                                                                December 31       September 30(2)        June 30    March 31(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (dollars in thousands, except per share amounts)

    Interest income                                                     $12,864             $13,146         $12,894         $12,222
    Net interest income                                                   7,149               7,393           6,897           6,928
    Provision for credit losses                                             432                  23             112             143
    Net securities gains                                                     59                   8              42              14
    Income before income taxes                                            2,432               3,347           2,587           2,520
    Net income                                                            1,486               2,113           1,718           1,681
    Earnings per share                                                      .28                 .39             .32             .32
------------------------------------------------------------------------------------------------------------------------------------

(1) During the quarter ended March 31, 1996, the Company recognized a current period income tax provision totaling  $1,601,000,  for the tax effects of certain pre-1988 tax reserves for bad debts originally deducted by Laurel.

(2) During the quarter ended September 30, 1996, certain tax laws were enacted that allowed the Company to reverse the provision for income taxes  recognized on certain pre-1988 tax reserves in the first quarter of 1996.  Additionally,  the Company was assessed approximately  $813,000 to  recapitalize  the Savings  Association  Insurance Fund (SAIF).  The combined effect of these matters served to increase net income in the third quarter of 1996 by approximately $1.1 million.

Market For Registrant's Common Equity And Related Stockholder Matters

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1996
------------------------------------------------------------------------------------------------------------------------------------
Quarterly stock prices and dividends                                       Price Range            Dividend
                                                                       High            Low        Declared
------------------------------------------------------------------------------------------------------------------------------------
First Quarter                                                        $22.00         $17.75            $.12
Second Quarter                                                        19.50          17.25             .14
Third Quarter                                                         20.00          17.00             .14
Fourth Quarter                                                        20.75          19.25             .14
------------------------------------------------------------------------------------------------------------------------------------


                                                                                     1995
------------------------------------------------------------------------------------------------------------------------------------
Quarterly stock prices and dividends                                       Price Range            Dividend
                                                                       High            Low        Declared
------------------------------------------------------------------------------------------------------------------------------------
First Quarter                                                        $20.50         $18.77            $.20
Second Quarter                                                        21.00          18.50             .12
Third Quarter                                                         21.50          19.50             .11
Fourth Quarter                                                        22.00          19.75             .12
------------------------------------------------------------------------------------------------------------------------------------

The stock prices are the high and low sale prices as recorded on the NASDAQ National Market. The Company trades on the NASDAQ National Market under the symbol FCNB.


Number of shareholders of record, December 31, 1996  3,336

PRINCIPAL AFFILIATES

Balance Sheet
------------------------------------------------------------------------------------------------------------------------------------
                                                      December 31, 1996
(Dollars in thousands)                             Assets                  Liabilities and Equity
------------------------------------------------------------------------------------------------------------------------------------
FCNB Bank                             Cash and due from banks             $ 21,273    Total deposits                $416,404
7200 FCNB Court                       Earning assets                       505,262    Short-term borrowings           96,282
Frederick, MD 21703                                                                   Accrued interest and
(301) 662-2191                                                                         other liabilities

16 Offices                            Allowance for credit losses           (3,213)
                                      Other Assets                          31,613    Shareholders' equity            37,747
                                      --------------------------------------------------------------------------------------


                                                                                      Total liabilities
                                      Other assets                        $554,935      and equity                  $554,935
                                      --------------------------------------------------------------------------------------


                                      Net income                            $5,435
------------------------------------------------------------------------------------------------------------------------------------


Elkridge Bank                         Cash and due from banks             $  9,750    Total deposits                $177,159
6810 Deerpath Road                    Earning assets                       203,749    Short-term borrowings           20,973
Suite #325                                                                            Accrued interest and
Elkridge, MD 21227                                                                      other liabilities                839
(410) 579-5800

5 Offices                             Allowance for credit losses           (1,910)
                                      Other Assets                          10,500    Shareholders' equity            23,118
                                      --------------------------------------------------------------------------------------


                                                                                      Total liabilities
                                      Other assets                        $222,089      and equity                  $222,089
                                      --------------------------------------------------------------------------------------


                                      Net income                             $863
-----------------------------------------------------------------------------------------------------------------------------------

Annual Meeting of Shareholders

Tuesday, April 15, 1997 - 7:00 p.m.
7200 FCNB Court
Frederick, Maryland 21703

Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Phone (800) 937-5449

Analyst Contact
Mark A. Severson
Senior Vice President and Treasurer
Phone (301 or 800) 662-2191

Shareholder Contact
Kristen Howes
Senior Shareholders Relations Officer
Phone (301 or 800) 662-2191

Availability of 10-K Report
The annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to: Mark A. Severson, Vice President and Treasurer, FCNB CORP, 7200 FCNB Court, Frederick, Maryland 21703.

Profile

FCNB CORP is a two bank holding company organized under the laws of the State of Maryland. FCNB Bank, a state-chartered commercial bank under the laws of the State of Maryland was converted from a national bank in June 1993, and was originally chartered in 1818. Elkridge Bank, a state-chartered commercial bank under the laws of the State of Maryland was converted from a national bank in March 1995, and was originally chartered in 1961. The Banks are engaged in a general commercial and retail banking business serving individuals and businesses in Frederick, Carroll, Howard, Prince George's, Anne Arundel and Montgomery counties located in Maryland. The deposits of the Banks are insured by the FDIC. FCNB Corp trades on the NASDAQ Stock market under the symbol "FCNB".



The following brokers are registered as market makers of FCNB Corp Common Stock:

Ferris, Baker, Watts & Co.                    Ryan, Beck & Co.
365 West Patrick Street                       3 Parkway
Frederick, MD 21701                           Philadelphia, PA 19102
(301) 662-6488                                (800) 342-2325

Legg Mason Wood Walker, Inc.                  Wheat First Securities, Inc.
30 West Patrick Street                        18 West Patrick Street
Frederick, MD 21701                           Frederick, MD 21701
(301) 663-8833                                (301) 662-0002
                                              (800) 456-7801
F.J. Morrisey & Co., Inc.
1700 Market Street, Suite 1420                Janney Montgomery Scott, Inc.
Philadelphia, PA 19102                        1801 Market Street
(215) 563-8500                                Philadelphia, PA 19103
                                              (215) 665-6000
Sandler O'Neill & Partners, L.P.
Two World Trade Center                        Herzog, Heine, Geduld, Inc.
104th Floor                                   26 Broadway, 2nd Floor
New York, NY 10048                            New York, NY 10004
(800) 635-6860                                (212) 908-4000

Corporate Headquarters
----------------------
                                              Subsidiaries
                                              ------------
FCNB Corp (MD)                                FCNB Bank (MD)*
7200 FCNB Court                               7200 FCNB Court
Frederick, Maryland 21703                     Frederick, Maryland 21703
(301) 662-2191                                (301) 662-2191

                                              Elkridge Bank (MD)*
                                              6810 Deerpath Road
                                              Suite #325
                                              Elkridge, Maryland 21227
                                              (410) 579-5800


* The Banks are the principal subsidiaries of FCNB Corp as of December 31, 1996. The voting securities of the Banks are owned entirely by FCNB Corp.