Form 10-K, Exhibit 13
period 1997-12-31
FCNB CORP
filed 1998-03-26
CIK 803644

Exhibit 13

THE YEAR IN SUMMARY
FCNB CORP


----------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                               1997             1996             1995
----------------------------------------------------------------------------------------------------------------
                                                          (dollars in thousands, except per share data)
Net income                                                              $8,803          $5,867           $6,998
Net income before merger-related expenses                                9,088           7,778            7,301
Per share data(1):
     Basic and diluted earnings                                          1.49             0.99             1.19
     Basic and diluted earnings before merger-related expenses           1.54             1.31             1.24
     Cash dividends declared                                              .57              .49              .50
     Book value at period-end                                           13.11            11.71            11.36


     Shares outstanding at period-end                               5,912,284        5,901,016        5,828,197
     Weighted average shares outstanding:
       Basic                                                        5,903,868        5,919,977        5,881,129
       Diluted                                                      5,918,571        5,933,411        5,895,803

Return on average assets                                                 1.07%            0.84%            1.09%
Return on average assets before merger-related expenses                  1.09             1.11             1.14
Return on average shareholders' equity                                  12.25             8.92            11.21
Return on average shareholders' equity before
  merger-related expenses                                               12.65            11.82            11.70


---------------------------------------------------------------------------------------------------------------------
December 31,                                        1997           1996             1995
---------------------------------------------------------------------------------------------------------------------
                                                             (dollars in thousands)
Total Assets                                    $918,084        $779,169         $660,984
Loans, net of unearned income                    574,105         497,995          439,794
Deposits                                         616,512         587,074          529,988
Federal funds purchased and securities sold
 under agreements to repurchase                   65,163          40,739           21,043
Other short-term borrowings                      152,138          76,516           32,426
Long-term debt                                        --              --            5,680
Shareholders' equity                              77,518          69,110           66,219

Banking facilities                                    21              21               19



(1) Per share data for 1996 and 1995 has been restated for the effects of a 10% stock dividend declared and paid in October 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

This section of the report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to FCNB Corp and its wholly-owned subsidiary FCNB Bank's (collectively, the "Company") beliefs, expectations, anticipations and plans regarding, among other things, general economic trends, interest rates, product expansions and other matters. Such statements are subject to numerous uncertainties, such as federal monetary policy, inflation, employment, profitability and consumer confidence levels, both nationally and in the Company's market area, the health of the real estate and construction market in the Company's market area, the Company's ability to develop and market new products and to enter new markets, competitive challenges in the Company's market, legislative changes and other factors, and as such, there can be no assurance that future events will develop in accordance with the forward looking statements contained herein

On March 7, 1997, the Company merged its subsidiary banks, Elkridge Bank and FCNB Bank, with FCNB Bank surviving the merger. The following paragraphs provide an overview of the financial condition and results of operations of the Company. This discussion is intended to assist the readers in their analysis of the accompanying consolidated financial statements and notes thereto.

Throughout the discussion on the financial performance of the Company, the yield on interest-earning assets, the net interest spread, the net interest margin, the risk-based capital ratios, and the leverage ratio, exclude the effects of the adoption of Financial Accounting Standards Board ("FASB") Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." However, the return on average assets, the return on average equity, and the book value per share at period-end include the effects of adopting this pronouncement.

The following analysis of the Company's operating results is presented on a consolidated basis. Net income was $8.80 million in 1997 compared to $5.87 million in 1996. Basic and diluted earnings per share were $1.49 in 1997 compared to $0.99 in 1996. In connection with the Elkridge Bank merger in 1997, the Company incurred $460,000 of merger related expenses. Net income before the one-time merger-related costs was $9.01 million, or $1.54 per share. In connection with the acquisition of Laurel Bancorp, Inc. ("Laurel") in 1996, accounted for as a pooling of interests, certain costs incurred to effect the combination were expenses of the combined enterprise and, accordingly, were charged to expense and deducted in determining the results of operations of the combined entity. The specific one-time costs associated with this merger that were charged to the Company's results of operations following consummation of the merger, principally included: (1) salaries and employee benefits associated with change-in control payments to certain executive officers of Laurel, totaling approximately $1.36 million; (2) legal, accounting, financial advisor fees, and other conversion costs of approximately $697,000 and (3) assessments to recapitalize the Savings Association Insurance Fund of approximately $813,000. Net income before these specific one-time merger-related costs was $7.78 million in 1996, while earnings per share were $1.31 for 1996.

Return on average assets and return on average shareholders' equity are key measures of earnings performance. Return on average assets measures the ability of a bank to utilize its assets in generating income. Return on average assets was 1.07%in 1997 and 0.84% in 1996. Return on average shareholders' equity, which measures the income earned on the capital invested, was 12.25% in 1997 compared to 8.92% in 1996. However, before specific one-time merger-related costs the return on average assets was 1.09% in 1997 and 1.11% in 1996, and the return on average shareholders' equity was 12.65% in 1997 and 11.82% in 1996.

During 1997, the Company experienced strong loan demand that resulted in a $76.11 million increase in loans, net of unearned income, or 15.3% over the level at the end of 1996.

Noninterest income increased $1.86 million (43.6%) from the level in 1996 while noninterest expenses decreased $521,000 (2.1%) during the same period. Included in the noninterest expenses are merger-related costs of $460,000 in 1997 and $2.87 million in 1996. If these amounts were excluded, noninterest expenses would have risen in 1997 by $1.88 million (8.7%).

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

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

Table 1, "Comparative Statement Analysis," shows average balances of asset and liability categories, interest income and interest paid, and average yields and rates for the periods indicated.

Net Interest Income

Net interest income is generated from the Company's lending and investment activities, and is the most significant component of the Company's earnings. Net interest income is the difference between interest and rate-related fee income on earning assets (primarily loans and investment securities) and the cost of the funds (primarily deposits and short-term borrowings) supporting them. To facilitate analysis, net interest income is presented on a taxable-equivalent basis to adjust for the tax-exempt status of certain loans and investment securities. This adjustment, based on the statutory federal income tax rate of 35% in 1997 and 1996, increases the tax-exempt income to an amount representing an estimate of what would have been earned if that income were fully taxable.

Changes in net interest income between periods is affected primarily by the volume of interest-earning assets and the yield on those assets, and by the volume of interest-bearing deposits and other liabilities and the rates paid on those deposits and liabilities. Table 2, "Rate/Volume Analysis," reconciles the impact of changes in average balances and average rates with the change in the Company's net interest income for the periods indicated.

Taxable-equivalent net interest income totaled $32.42 million in 1997, increasing 10.3% from the $29.39 million in 1996. The Company's average interest-earning assets increased 17.7% to $764.85 million during 1997. This increase was primarily funded by a 20.6% increase in the Company's average interest-bearing liabilities and by an 11.5% increase in the Company's average noninterest-bearing deposits during the year.

The Company's net interest margin (taxable-equivalent net interest income as a percent of average interest-earning assets) was 4.24% in 1997, as compared to 4.52% in 1996. This decrease in net interest margin primarily reflects the impact of the change in the spread between yields on average interest-earning assets and rates paid on average interest-bearing liabilities realized during 1997. This spread decreased by 21 basis points in 1997. During the year, the rate paid on average interest-bearing liabilities increased 17 basis points, while the yield on average interest earning assets decreased 4 basis points.

The yield on the average investment portfolio fell 11 basis points during 1997 compared to 1996, as investments in high yielding tax-exempt securities matured in 1997. The yield on the average loan portfolio remained relatively constant, reflecting the impact of competitive pressures. The rates paid on federal funds purchased and securities sold under agreements to repurchase increased by 15 basis points, while the rates paid on other short-term borrowings decreased by 37 basis points. The rate of interest earned on interest-earning assets and the rate paid on interest-bearing liabilities, while significantly affected by the actions taken by the Federal Reserve to control economic growth, are influenced by competitive factors within the Company's market. Competitive pressures during 1997 for both loans and the funding sources needed to satisfy loan demand within the Company's market area caused its net interest spread to narrow. The Company's management feels that the competitive pressures in this market will cause the net interest spread to continue to be under pressure. Therefore, the Company is currently pursuing operating efficiencies through improved technology and is adding new products and services to enhance its level of noninterest income. There can be no assurance that these benefits will be realized.

Table 1: Comparative Statement Analysis


---------------------------------------------------------------------------------------------------------------------------------
                                               Years ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                           1997                        1996                             1995
---------------------------------------------------------------------------------------------------------------------------------
                               Average   Interest   Average   Average     Interest    Average  Average     Interest     Average
                                 daily   income(2)   yield/    daily      income(2)   yield/    daily      income(2)    yield/
                             balance(1)   /paid(2)    rate   balance(1)  /paid(2)(4)   rate    balance(1)  /paid(2)(4)   rate
                             ----------  ---------  -------  -----------  ----------  -------  ----------  -----------  ------
                                                              (dollars in thousands)
Assets

Interest-earning assets:

  Interest-bearing
   deposits in
   other banks               $  1,960     $    100     5.10%  $  2,763     $    174     6.30    $  5,966    $     411        6.89%
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
  Federal funds sold            7,072          389     5.50     14,710          739     5.02      7,460          457        6.13
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
  Loans held for sale           1,105           72     6.52      3,287          237     7.21      1,252           82        6.55
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
  Investment securities:
   Taxable                    214,089       13,799     6.45    158,055       10,193     6.45    147,597        9,706        6.58
   Nontaxable                   4,698          517    11.00      6,664          765    11.48     14,435        1,835       12.71
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
     Total invest-
      ment securities         218,787       14,316     6.54    164,719       10,958     6.65    162,032       11,541        7.12
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
  Loans(3), net of
    unearned income           535,921       48,557     9.06    464,440       42,050     9.05    423,722       39,261        9.27
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
     Total interest-earning
      assets                  764,845       63,434     8.29    649,919       54,158     8.33    600,432       51,752        8.62
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
Noninterest-earning
 assets                        64,791                           50,975                           41,616
Net effect of unrealized
 gain (loss) on securities
 available for sale             1,288                               27                             (529)
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
  Total assets               $830,924                         $700,921                         $641,519
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
Liabilities and
 Shareholders' Equity
Interest-bearing
liabilities
   NOW/SuperNOW accounts     $ 52,607     $    952     1.81%  $ 55,626     $  1,153    2.07%    $51,370       $ 1,195       2.33%

   Savings accounts            80,812        2,082     2.58     84,294        2,596     3.08     81,128         2,497       3.08

  Money market accounts        77,780        2,357     3.03     80,654        2,589     3.21     84,904        2,852        3.36
   Certificates of deposit
    and other time deposits
    less than $100,000        257,589       13,966     5.42    221,471       11,704     5.28    188,243       10,135        5.38

   Certificates of deposit
    and other time deposits
    of $100,000 or more        49,893        2,786     5.58     43,709        2,232     5.11     50,377        2,846        5.65

   Federal funds purchased
    and securities sold
    under agreements to
    repurchase                 50,141        2,819     5.62     24,815        1,357     5.47     18,928        1,122        5.93

   Other short-term
    borrowings                110,462        6,050     5.48     46,626        2,727     5.85     32,246        1,882        5.84

  Long-term debt                 --           --         --      5,901          406     6.88      7,087          530        7.48
                              -------       ------     ----    -------       ------     ----    -------       ------        ----
Total interest-bearing
 liabilities                  679,284       31,012     4.57    563,096       24,764     4.40    514,283       23,059        4.48

                              -------       ------     ----    -------       ------     ----    -------       ------        ----


---------------------------------------------------------------------------------------------------------------------------------
                                               Years ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                           1997                        1996                             1995
---------------------------------------------------------------------------------------------------------------------------------

                               Average   Interest   Average   Average     Interest    Average  Average     Interest     Average
                                 daily   income(2)   yield/    daily      income(2)   yield/    daily      income(2)    yield/
                             balance(1)   /paid(2)    rate   balance(1)  /paid(2)(4)   rate    balance(1)  /paid(2)(4)   rate
                             ----------  ---------  -------  -----------  ----------  -------  ----------  -----------  ------
                                                              (dollars in thousands)

Noninterest-bearing
 deposits                      73,710                          66,111                            58,789
Noninterest-bearing
 liabilities                    6,063                           5,929                             6,034

                             --------                        --------                          --------
     Total liabilities        759,057                         635,136                           579,106
                             --------                        --------                          --------

Shareholders' equity           70,579                          65,758                            62,942
Net effect of unrealized
 gain (loss) on
 securities available
 for sale                       1,288                              27                              (529)
                             --------                        --------                          --------
     Total shareholders'
      equity                   71,867                          65,785                            62,413
                             --------                        --------                          --------
     Total liabilities
      and shareholders'
      equity                 $830,924                        $700,921                          $641,519
                             --------                        --------                          --------
Net interest income                      $32,422                          $29,394                          $28,693
                             --------    -------    ----     --------     -------     ----     --------    -------      ----
                             --------    -------    ----     --------     -------     ----     --------    -------      ----
Net interest spread                                 3.72%                             3.93%                             4.14%
Net interest margin                                 4.24%                             4.52%                             4.78%
                             --------    -------    ----     --------     -------     ----     --------    -------      ----
                             --------    -------    ----     --------     -------     ----     --------    -------      ----



(1) The average daily balances for investment securities exclude the effects of the fair value adjustments under FASB Statement No.115, "Accounting for Certain Investments in Debt and Equity Securities."

(2) Presented on a taxable-equivalent basis using the statutory federal income tax rate of 35%. The statement of income for 1996 includes the results of operations for Laurel for the thirteen month period from December 1, 1995 to December 31, 1996. To facilitate the analysis in this table for 1996, Laurel's interest income and interest expense, totaling $755,000 and $358,000, respectively, for the month of December 1995 have been eliminated.

(3) Nonaccruing loans, which include impaired loans, are included in the average balances. Net loan fees included in interest income totaled $1,437,000, $1,149,000 and $1,051,000 for 1997, 1996 and 1995,
         respectively.

(4) The interest paid in 1996 and 1995 includes $108,000 and $300,000, respectively, of capitalized construction period interest.

Table 2: Rate/Volume Analysis

---------------------------------------------------------------------------------------------------------------------------------
                  1997 compared to 1996          1996 compared to 1995              1995 compared to 1994
---------------------------------------------------------------------------------------------------------------------------------
                                           Increase                         Increase                        Increase
                                          (decrease)    Net                (decrease)     Net              (decrease)    Net
                                            due to    increase               due to     increase             due to    increase
                                 Volume     Rate(1)   (decrease)   Volume    Rate(1)   (decrease)  Volume    Rate(1)   (decrease)
---------------------------------------------------------------------------------------------------------------------------------
                                                                (dollars in thousands)

Interest Income
Interest-earning assets:
   Interest-bearing
    deposits in
    other banks              $   (51)     $  (23)     $   (74)    $ (221)   $  (16)    $  (237)   $   161    $   56       $   217
   Federal funds sold           (384)         34          (350)      444      (162)         282      (136)      154            18
   Loans held for sale          (157)         (8)         (165)      133        22          155      (159)      (10)         (169)
   Investment securities:
     Taxable                   3,612          (6)        3,606       689      (202)         487    (1,051)      404          (647)
     Nontaxable(2)              (226)        (22)         (248)     (988)      (82)      (1,070)     (891)      (26)         (917)
Loans(3)                       6,472          35         6,507     3,773      (984)       2,789     5,658     2,755         8,413
                             --------      ------     ---------   -------   -------     --------   --------  -------        ------
Total interest
 income(6)                     9,266          10         9,276     3,830    (1,424)       2,406     3,582     3,333         6,915
                             --------      ------     ---------   -------   -------     --------   --------  -------        ------
                             --------      ------     ---------   -------   -------     --------   --------  -------        ------
Interest Paid
Interest-bearing
 liabilities:
   Savings deposits(4)          (269)       (675)        (944)        95      (301)        (206)     (339)      454           115
   Time deposits               2,223         593         2,816     1,445      (490)         955     1,831     2,953         4,784
   Federal funds purchased
    and securities sold
    under agreements
    to repurchase              1,385          77         1,462       349      (114)         235      (449       324          (125)
   Other short-term
    borrowings                 3,734        (411)        3,323       839         6          845       585       451         1,036
   Long-term debt               (406)        --           (406)      (89)      (35)        (124)       --       239           239
                             --------      ------     ---------   -------   -------     --------   --------  -------        ------
      Total interest
        paid(5) (6)            6,667        (416)        6,251     2,639      (934)       1,705     1,628     4,421         6,049
                             --------      ------     ---------   -------   -------     --------   --------  -------        ------

Net interest income           $2,599      $  426        $3,025    $1,191     $(490)       $ 701    $1,954   $(1,088)       $  866
                             --------      ------     ---------   -------   -------     --------   --------  -------        ------
                             --------      ------     ---------   -------   -------     --------   --------  -------        ------



(1)      The volume/rate variance is allocated entirely to changes in rates.

(2) Taxable-equivalent adjustments of $176,000 for 1997, $260,000 for 1996, and $624,000 for 1995 are included in the calculation of nontaxable investment securities rate variances.

(3) Taxable-equivalent adjustments of $67,000 for 1997 and $2,000 for 1995 are included in the calculation of loan rate variances.

(4) Savings deposits include NOW/SuperNOW, savings and money market accounts.

(5) Total interest paid includes capitalized construction period interest of $108,000 for 1996 and $300,000 for 1995.

(6) The statement of income for 1996 includes the results of operations for Laurel for the thirteen month period from December 1, 1995 to December 31, 1996. To facilitate the analysis in this table for 1996, Laurel's interest income and interest expense, totaling $755,000 and $358,000, respectively, for the month of December 1995, have been eliminated.

Noninterest Income

Noninterest income increased by $1.86 million or 43.6% in 1997. Gains realized from loan sales in the secondary market were $407,000 in 1997 and $305,000 in 1996. Noninterest income from gains realized on the sale of mortgage loans is directly affected by the volume of mortgage loans settled, which is significantly influenced by increases and decreases in the level of interest rates. In periods of rising interest rates, mortgage loan production typically declines, whereas in periods of declining interest rates mortgage loan production increases. As a result, this source of noninterest income is highly influenced by the level and direction of future interest rate changes. In 1997 and 1996, servicing fee income totaled $374,000 and $490,000, respectively. Servicing income on mortgage loans originated and sold however, is expected to make a smaller contribution to noninterest income since the Company is currently not retaining servicing rights on mortgages sold. The increase in other operating income includes approximately $600,000 attributable to the implementation of a bank-owned life insurance program that generated tax-exempt income to partially offset the cost of employee benefit programs.

The increase in service fees on deposit accounts is attributable to some price increases but primarily to increases in account volume and activity.

The Company is adding new products and services to strengthen the ratio of noninterest income to total revenue to mitigate the effect of its decreasing net interest spread. Some of these products are fee-based and, accordingly, are less sensitive to fluctuations in the level of interest rates. In January 1997, the Company began operation of an Asset Management and Trust Division to meet the needs of its affluent market place. This division will enable the Company to earn fees through various levels of asset management, trust and custody services. The Company is actively promoting new commercial cash management services to increase noninterest income. Additionally, revenue from service charges on deposit accounts will continue to increase as the volume of accounts maintained expands.

The Company's management is committed to developing and offering innovative, market-driven products and services that will generate additional sources of noninterest income. However, the future results of any of these products or services cannot be predicted at this time.

Noninterest Expenses

Noninterest expenses decreased $521,000. However if the merger related costs of $460,000 in 1997 and $2.87 million in 1996 are excluded from this comparison, noninterest expenses for 1997 increased $1.88 million. Total salaries and employee benefits increased $1.12 million or 9.7% in 1997. The increase in salaries and benefits reflects general merit and cost-of-living adjustments, plus the cost of additional staffing for the Odenton branch acquired in April 1996, the opening of the Headquarters branch in March 1996 and the opening of the Asset Management and Trust Division in January 1997. The average number of full-time equivalent employees increased by 21 to 354 in 1997.

Net occupancy and equipment expenses increased $44,000 (1.8%) and $428,000 (26.8%), respectively, compared to those incurred during 1996. The increase in equipment expenses is primarily associated with increased depreciation and higher ATM and communication expenses.

Other operating expenses increased $288,000 (4.8%) compared to the prior year. See Note 12 to the consolidated financial statements for a schedule showing a detailed breakdown of the Company's more significant other operating expenses. The increase in other operating expenses is primarily attributable to the new data processing outsourcing arrangement, which was put into place in November 1996. The Company's arrangement with this service provider allows substantial growth over the next four years with little increase in data processing costs.

Income Taxes

Income tax expense increased to $4.22 million in 1997, compared to $3.25 million in 1996, reflecting the higher level of pre-tax income in 1997. The Company's effective tax rate was 32.4% in 1997, compared to 35.6% in 1996. The Company's income tax expense differs from the amount computed at statutory rates primarily due to tax-exempt income from certain loans, investment securities and the bank-owned life insurance program. Additionally, the Company derives income tax benefits from a subsidiary located in the state of Delaware that holds and manages a portion of its investment portfolio. Note 11 to the consolidated financial statements reconciles expected income taxes at statutory rates for the past three years with income tax expense included in the consolidated statements of income.

Market Risk, Liquidity and Interest Rate Sensitivity

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

   The conduct of our banking business requires that we maintain adequate liquidity to meet changes in composition and volume of assets and liabilities due to seasonal, cyclical or other reasons. Liquidity describes the ability of the Company to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the customers of the Company, as well as for meeting current and future planned expenditures. This liquidity is typically provided by the funds received through customer deposits, investment maturities, loan repayments, borrowings, and income. Management considers the current liquidity position to be adequate to meet the needs of the Company's customers.

   The Company seeks to contain the risks associated with interest rate fluctuations by managing the balance between interest sensitive assets and liabilities. Managing to mitigate interest rate risk is, however, not an exact science. Not only does the interval until repricing of interest rates on assets and liabilities change from day to day as the assets and liabilities change, but for some assets and liabilities, contractual maturity and the actual maturity experienced are not the same. For example, mortgage-backed securities may have contractual maturities well in excess of five years but, depending upon the interest rate carried by the specific underlying mortgages and the current prevailing rate of interest, these securities may be prepaid in a shorter time period. Accordingly, the mortgage-backed securities and collateralized mortgage obligations that have average stated maturities in excess of five years, are evaluated as part of the asset/liability management process using their expected average lives due to anticipated prepayments on the underlying loans. Loans held for sale which have a contracted maturity of five to thirty years are included in the one year or less time frame since they are available to be sold at any time and are carried at the lower of cost or fair value. Similarly, NOW/SuperNOW accounts, by contract, may be withdrawn in their entirety upon demand and savings deposits may be withdrawn on seven days notice. While these contracts are extremely short, it has been the Company's experience that these accounts turn over at the rate of five percent (5%) per year. If all of the Company's NOW/SuperNOW and savings accounts were treated as repricing in one year or less, the cumulative negative gap at one year or less would be $(321.47) million or 35.02% of total assets. Due to their very liquid nature, the entire balance of money market accounts is assumed to be repriced within one year.

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

   As noted, the Company assumes a degree of interest rate risk as a provider of banking services to its customers. This risk can be reduced through derivative interest rate contracts, such as interest rate swaps. The Company's outstanding interest rate swap instrument at December 31, 1997 is utilized to convert certain fixed rate assets to variable rates as part of its interest rate risk management strategy. Because financial derivatives typically do not have actual principal dollars transferred between the parties, notional principal amounts are used to express the volume of such transactions. However, the notional amount of derivative contracts does not represent direct credit exposure, which the Company believes is a combination of current replacement cost of those instruments with a positive market value plus an amount for prospective market movement. The Company has established policies governing derivative activities, and the counterparties used by the Company are considered high quality credit risks. There were no past due amounts or reserves for possible derivative credit losses at December 31, 1997, nor has the Company experienced any charge-offs related to the credit risk of derivative transactions.

   The notional amount of the Company's interest rate swap was $10.0 million at December 31, 1997. This instrument matures in November 2004.

   The following table, "Interest Rate Sensitivity Analysis," summarizes, as of December 31, 1997, the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities, the Company's interest rate sensitivity gap (interest-earning assets less interest-bearing liabilities), the Company's cumulative interest rate sensitivity gap, and the Company's cumulative interest sensitivity gap ratio (cumulative interest rate sensitivity gap divided by total assets). A negative gap for any time period means that more interest-bearing liabilities will re-price or mature during that time period than interest-earning assets. During periods of rising interest rates, a negative gap position would generally decrease earnings, and during periods of declining interest rates, a negative gap position would generally increase earnings. The converse would be true for a positive gap position. Therefore, a positive gap for any time period means that more interest-earning assets will reprice or mature during that time period than interest-bearing liabilities. During periods of rising interest rates, a positive gap position would generally increase earnings, and during periods of declining interest rates, a positive gap position would generally decrease earnings.

Interest Rate Sensitivity Analysis - December 31, 1997

--------------------------------------------------------------------------------------------------------
                                                                Interest sensitivity period
--------------------------------------------------------------------------------------------------------
                                                        After 1
                                         3 or less      4 to 12       through      After 5
                                           months        months       5 years       years         Total
--------------------------------------------------------------------------------------------------------
                                                     (dollars in thousands)
INTEREST-EARNING ASSETS
Interest-bearing deposits
 in other banks ......................   $     755     $    --       $    --      $    --      $     755
Federal funds sold ...................      14,231          --            --           --         14,231
Loans held for sale:
   Fixed rate ........................         909          --            --           --            909

Investment securities:(1)
   Fixed rate ........................       1,565         4,136        94,569       79,466      179,736
   Variable rate .....................      48,614          --            --           --         48,614

Loans:(2)
   Fixed rate ........................      36,074        73,580       210,903       84,506      405,063
   Variable rate .....................     165,405          --            --           --        165,405
                                         ---------     ---------     ---------    ---------    ---------
    Total interest-earning
       assets ........................   $ 267,553     $  77,716     $ 305,472    $ 163,972    $ 814,713
                                         ---------     ---------     ---------    ---------    ---------
                                         ---------     ---------     ---------    ---------    ---------
INTEREST-BEARING LIABILITIES
Deposits:

   NOW/SuperNOW accounts
    and savings ......................   $   1,663     $   4,989     $  26,610    $  99,786    $ 133,048

   Money market accounts .............      75,493          --            --           --         75,493

   Certificates of deposit and
    other time deposits:
     Fixed rate ......................      86,444       135,382        81,137           31      302,994
     Variable rate ...................      19,075          --            --           --         19,075

Federal funds purchased and securities
 sold under agreements to repurchase .      65,163          --            --           --         65,163

Other short-term borrowings:
     Fixed rate ......................     104,138        48,000          --           --        152,138
                                         ---------     ---------     ---------    ---------    ---------
       Total interest-bearing
             liabilities .............   $ 351,976     $ 188,371     $ 107,747    $  99,817    $ 747,911
                                         ---------     ---------     ---------    ---------    ---------
                                         ---------     ---------     ---------    ---------    ---------

Interest-earning assets less
 interest-bearing liabilities ("Gap")    $ (84,423)    $(110,655)    $ 197,725    $  64,155    $  66,802

Cumulative Gap .......................   $ (84,423)    $(195,078)    $   2,647    $  66,802    $  66,802

Cumulative Gap as a percentage of

 total assets ........................       (9.20)%      (21.25)%         .29%        7.28%        7.28%

------------------------------------

(1) Excludes non-rate sensitive equity securities. Reflects fair value adjustments for securities available for sale.

(2) Includes consumer loans net of unearned income, and excludes nonaccrual and impaired loans.

   In addition to the gap method of monitoring interest rate sensitivity, the Company also employs computer model simulations. Interest rate risk ("IRR") management has various sources and it is not simply the risk from rates rising and falling. In fact, there are four sources of IRR: repricing risk, basis risk, yield curve risk, and option risk. Gap modeling only focuses on repricing risk. Income simulations that incorporate cash flow analyses: (1) measure the size and direction of interest rate exposure under a variety of interest rate and yield curve shape scenarios; (2) provides the opportunity to capture all critical elements such as volume, maturity dates, repricing dates, prepayment volumes, and hidden options such as caps, floors, puts, and calls; (3) utilizes the data to clearly focus attention on critical variables; (4) are dynamic; and (5) reflect changes in prevailing interest rates which affect different assets and liabilities in different ways. These simulations are run on a monthly basis using an interest rate shock technique to determine the effects on the Company's net income and the Market Value of Portfolio Equity ("MVPE"), assuming an immediate increase or decrease in interest rates. The MPVE simulation is the process of generating multiple forecasts for future interest rate scenarios and then discounting the estimated cash flows anticipated under those scenarios. The MVPE is the estimated economic value of the Company based on the net difference between the value of the interest-earning assets ("IEA") and the value of the interest-bearing liabilities ("IBL"), using the current characteristics of each. Some factors that influence the value of the IEA and the IBL are the rate, maturity, repricing frequency, and prepayment options. The Company has an interest rate risk management policy that limits the amount of deterioration in net income, associated with an assumed interest rate shock of +/-100 and +/-200 basis points change in interest rates, to no more than 10% and 20% of net income, respectively. The model results as of December 31, 1997 are as follows:

--------------------------------------------------------------------------------------------
Change in Interest Rate Assumption             +100bp     +200bp         -100bp      -200bp
--------------------------------------------------------------------------------------------
                                                          (dollars in thousands)
Net income--increase (decrease) .........   $    (846)   $   (1,775)   $     375   $     665
MVPE--increase (decrease) ...............   $  (4,309)   $  (13,794)   $   1,551   $   2,663
Net income--% change ....................       (8.14)       (17.09)        3.61        6.41
MVPE--% change ..........................       (5.70)       (18.20)        2.05        3.52

Investment Portfolio

   Investment securities represent the second largest component of earning assets, at 29% of average earning assets in 1997 and 25% in 1996. The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for secured public funds, repurchase agreements and other short-term borrowings. The investment portfolio averaged $218.79 million in 1997, compared to $164.72 million in 1996. The average taxequivalent yield on the portfolio decreased 11 basis points to 6.54% in 1997.

   As of December 31, 1997, the gross unrealized losses in the Company's investment portfolio were $212,000 in the held-to-maturity investment portfolio and $234,000 in the available-for-sale investment portfolio compared to $472,000 and $714,000, respectively, as of December 31, 1996. As of December 31, 1997, the gross unrealized gains in the Company's investment portfolio were $552,000 in the held-to-maturity investment portfolio and $5.75 million in the available-for-sale investment portfolio compared to $687,000 and $1.53 million, respectively, as of December 31, 1996. The investment portfolio had an average life of less than five years, with an estimated average tax-equivalent yield of 6.45%, at December 31, 1997. Since the Company's held-to-maturity investment portfolio includes fixed rate investment securities that have below market interest rates, the future operating results of the Company would be negatively impacted in an increasing rate environment. This reduction in net interest income would result because the cost of funding the Company's operations increases, while the income earned on the held-to-maturity portfolio remains constant.

Investment Portfolio Distribution-Book Value (Amortized cost)


-------------------------------------------------------------------------------
December 31,                               1997(1)    1996(1)    1995(1)
-------------------------------------------------------------------------------

                                              (dollars in thousands)
U.S. Treasury and other U.S. government
 agencies and corporations ............   $207,475   $166,801   $125,596
State and political subdivisions ......      3,690      5,138      8,929
Other securities ......................     34,556     23,632      7,135
                                          --------   --------   --------
     Total ............................   $245,721   $195,571   $141,660
                                          --------   --------   --------
                                          --------   --------   --------

(1) Reflects the cost of securities purchased, adjusted for premium amortization and discount accretion, which differs from the amounts reflected in the consolidated balance sheets due to fair value adjustments.

Analysis of Investment Portfolio (Held-to-Maturity) - December 31, 1997

-------------------------------------------------------------------------------------------------------------------
                                                     After 1                After 5
                                   1 year            through                through               After 10
Maturing in:                       or less           5 years                10 years               years
-------------------------------------------------------------------------------------------------------------------
                                  Average             Average               Average                 Average
                            Amount       Yield   Amount      Yield     Amount      Yield     Amount        Yield
-------------------------------------------------------------------------------------------------------------------
                                                         (dollars in thousands)
U.S. Treasury and other
 U.S. government agencies
 and corporations .......   $ 3,455       3.87   $41,244       6.44%   $  --         --  %       --         -- %

State and political
 subdivisions (1) .......        29      14.65     2,640      11.52       669      11.16     $   352      7.93
                            -------       ----   -------       ----    ------      -----     -------      ----
     Total ..............   $ 3,484       3.96   $43,884       6.74%   $  669      11.16%    $   352      7.93%
                            -------       ----   -------       ----    ------      -----     -------      ----
                            -------       ----   -------       ----    ------      -----     -------      ----


(1) Yields, calculated using amortized cost book values, are presented on a fully taxable equivalent basis using the federal statutory rate of 35%. All of the obligations of states and political subdivisions are rated A or higher by either Moody's Investors Service, Inc. or Standard & Poor's Corporation.

Analysis of Investment Portfolio (Available-for-Sale) - December 31, 1997

---------------------------------------------------------------------------------------------------------------------------------
                                      After 1                  After 5
                                      1 year                   through                  through                     After 10
Maturing in:                          or less                  5 years                  10 years                    years
---------------------------------------------------------------------------------------------------------------------------------
                                      Average                  Average                    Average                   Average
                              Amount(1)     Yield       Amount(1)    Yield        Amount(1)     Yield       Amount(1)     Yield
---------------------------------------------------------------------------------------------------------------------------------
                                                                        (dollars in thousands)
U.S. Treasury and other
 U.S. government agencies
 and corporations .......       $ --         --%        $115,842      6.56%       $ 25,472      6.75%       $ 21,213      6.99%

Other securities ........         --         --            6,500      6.83           8,823      6.89          19,482      4.09
                                ----                    --------      ----        --------      ----        --------      ----
     Total ..............       $ --         --%        $122,342      6.58%       $ 34,295      6.79%       $ 40,695      5.59%
                                ----         ----       --------      ----        --------      ----        --------      ----
                                ----         ----       --------      ----        --------      ----        --------      ----

(1) Reflects the cost of securities purchased, adjusted for premium amortization and discount accretion, which differs from the amounts reflected in the consolidated balance sheets due to fair value adjustments.

   The Company had no investments that were obligations of the issuer, or payable from or secured by a source of revenue or taxing authority of the issuer, whose aggregate book value exceeded 10% of shareholders' equity at December 31, 1997.

Loan Portfolio

   During 1997, the Company sold $15.10 million of conforming residential mortgage loans to Countrywide Mortgage (Countrywide) and other private investors, and held additional loans totaling $909,000 at December 31, 1997, whereas in 1996, the Company sold loans totaling $28.99 million and held additional loans for sale totaling $3.16 million at December 31, 1996. The average balance of loans held for sale for 1997 was $1.10 million, and in 1996 was $3.29 million, which generated average yields of 6.52% and 7.21%, respectively.

   The Company makes real estate construction, real estate mortgage, commercial and agricultural, and consumer loans. The real estate construction loans are generally secured by the construction project financed, and have a term of one year or less. The real estate mortgage loans are generally secured by the property and have a maximum loan to value ratio of 75% and generally a term of one to five years. The commercial and agricultural loans consist of secured and unsecured loans. The unsecured commercial loans are made based on the financial strength of the borrower and usually require personal guarantees from the principals of the business. The collateral for the secured commercial loans may be equipment, accounts receivable, marketable securities or deposits in the subsidiary bank of the Company. These loans have a maximum loan to value ratio of 75% and a term of one to five years. The consumer loan category consists of secured and unsecured loans. The unsecured consumer loans are made based on the financial strength of the individual borrower. The collateral for secured consumer loans may be marketable securities, automobiles, recreational vehicles or deposits in the Company's subsidiary bank. The usual term for these loans is three to five years.

Loan Distribution

-----------------------------------------------------------------------------------------------------------------------------------
December 31,                            1997         %       1996         %       1995       %        1994     %        1993     %
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            (dollars in thousands)
Real estate-construction .......     $  77,701       14%   $ 55,614       11%  $  38,043      9%  $ 25,988     7%  $   18,678     6%
Real estate-mortgage ...........       373,060       65     335,784       67     299,114     68    273,485    70      245,209    73
Commercial and agricultural ....        64,111       11      52,515       11      49,667     11     44,164    11       38,843    11
Consumer .......................        59,233       10      54,082       11      52,970     12     46,540    12       34,186    10
                                     ---------   ------   ---------   ------   ---------   ----   --------  -----   ---------  -----
Total loans, net of
    unearned income ............       574,105      100%    497,995      100%    439,794    100%   390,177   100%     336,916   100%
Less: Allowance for
   credit losses ...............        (5,713)              (5,123)              (5,242)           (4,691)            (4,219)
                                     ---------   ------   ---------   ------   ---------   ----   --------  -----   ---------  -----
Net loans ......................     $ 568,392            $ 492,872            $ 434,552          $385,486         $ 332,697
                                     ---------   ------   ---------   ------   ---------   ----   --------  -----  ----------  -----
                                     ---------   ------   ---------   ------   ---------   ----   --------  -----  ----------  -----

Maturity and Interest Rate Sensitivity of Loans-December 31, 1997

------------------------------------------------------------------------------------------------------------------
                                                                             After 1
Maturing in:                                              1 year             through             After 5
                                                          or less            5 years             years
------------------------------------------------------------------------------------------------------------------
                                                Fixed    Variable   Fixed    Variable   Fixed    Variable
                                               interest  interest  interest  interest  interest  interest
                                                rates      rates     rates     rates    rates    rates      Total
------------------------------------------------------------------------------------------------------------------
                                                                         (dollars in thousands)
Real estate--construction ...................  $ 35,054  $ 24,354  $ 16,328  $   585   $ 1,380   $ --     $ 77,701
Real estate--mortgage(1) ....................    62,116    54,586   116,708   62,861    75,799     990     373,060
Commercial and agricultural .................     7,868    23,098    27,663      366     5,052      64      64,111
Consumer ....................................     2,750     4,300    49,908     --       2,275     --       59,233
                                               --------  --------  --------  -------   -------   ------   --------
Total loans, net of unearned income .........  $107,788  $106,338  $210,607  $63,812   $84,506   $1,054   $574,105
                                               --------  --------  --------  -------   -------   ------   --------
                                               --------  --------  --------  -------   -------   ------   --------

(1) The Company's customary business practice is to write real estate mortgage loans, which will be retained in its loan portfolio, with repayment terms normally not exceeding five years. Most loans mature in one year with the balance due at maturity. Assuming that credit standards are met at each maturity, the Company customarily extends its loans for successive one year periods. In recent years, the Company began to write some real estate mortgage loans with terms up to 15 years, of which the volume was minimal as of December 31, 1997.

Allowance for Credit Losses

   The Company follows the guidance of FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." It requires that impaired loans, within its scope, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Since the Company's allowance for credit losses was considered adequate when this Statement was adopted, the impact on the Company's financial condition and results of operations was not material.

   Statement 114 excludes smaller balance and homogeneous loans from impairment reporting. Therefore, the Company has designated consumer, credit card and residential mortgage loans to be excluded for this purpose. From the remaining loan portfolio, loans rated as doubtful, or worse, classified as nonaccrual, and troubled debt restructurings may be evaluated to be impaired. Loans are evaluated for nonaccrual status when principal or interest is delinquent for 90 days or more and are placed on nonaccrual status when a loan is specifically determined to be impaired. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. Up to this point, slow payment on a loan is considered, by the Company, to only be a minimum delay. See Note 5 to the consolidated financial statements for selected information concerning the Company?s recorded investment in impaired loans.

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

   The allowance for credit losses was $5.71 million, or 1.00% of total loans, net of unearned income, at December 31, 1997, compared to $5.12 million, or 1.03% as of December 31, 1996. The allowance for credit losses to nonperforming loans was 123.7% and 71.5% as of December 31, 1997 and 1996, respectively.

   The Company's provision for credit losses in 1997 was $1.33 million compared to $318,000 in 1996. Net credit losses in 1997 were less than the provision for credit losses by $590,000. Net credit losses in 1996 exceeded the provision for credit losses by $581,000.

   Total nonperforming assets as of December 31, 1997 totaled $8.12 million, reflecting a $2.18 million decrease from the $10.29 million in nonperforming assets as of December 31, 1996. During 1997, the Company created a "Special Assets" department whose primary responsibility is to enhance recovery of nonperforming assets. The decrease in the level of nonperforming assets at 1997's year-end reflects the efforts of this department. Total nonperforming assets, including properties acquired through foreclosure, represent .88% and 1.32% of total assets as of December 31, 1997 and 1996 respectively.

   Nonperforming assets at December 31, 1997, include $3.64 million of nonaccrual loans, $982,000 of loans past due 90 days or more, $2.31 million of foreclosed properties, consisting principally of commercial properties, and $1.19 million for the Company's vacated Operations Center transferred to other real estate owned.

   It is the Company's practice to continue the recognition of earnings on delinquent consumer loans until the loans are charged-off after being 90 days past due.

Problem Assets

-----------------------------------------------------------------------------------
December 31,                            1997     1996      1995     1994     1993
-----------------------------------------------------------------------------------
                                                 (dollars in thousands)
Nonperforming loans:

  Nonaccrual loans(1) ...............  $3,637   $ 4,631   $2,532   $3,445   $3,282
  Restructured loans(2) .............    --        --       --       --       --
  Past due loans(3) .................     982     2,531      122      153       89
                                       ------   -------   ------   ------   ------
    Total nonperforming loans .......   4,619     7,162    2,654    3,598    3,371
Foreclosed properties(4) ............   3,496     3,131    2,262    2,212    2,665
                                       ------   -------   ------   ------   ------
   Total nonperforming
    assets ..........................  $8,115   $10,293   $4,916   $5,810   $6,036
                                       ------   -------   ------   ------   ------
                                       ------   -------   ------   ------   ------
Nonperforming assets to
 total loans (net of
 unearned income) and foreclosed
 properties at period-end ...........    1.40%     2.05%    1.11%    1.48%    1.78%

Nonperforming assets to total
 assets at period-end ...............     .88%     1.32%     .74%     .93%    1.00%

Allowance for credit losses
 to nonperforming loans at
 period-end .........................   123.7%     71.5%   197.5%   130.4%   125.2%

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


   The Company has loans totaling $15.35 million that are now current for which there are concerns as to the ability of the borrowers to comply with present loan repayment terms. While management does not anticipate any loss not previously provided for on these loans, changes in the financial condition of these borrowers may necessitate future modifications in their loan repayment terms.

   At December 31, 1997, the Company had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of counterparties that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

   There were no other interest-bearing assets at December 31, 1997, classifiable as nonaccrual, past due, restructured or problem assets.

Allowance for Credit Losses

------------------------------------------------------------------------------------------
Years ended December 31,                1997         1996      1995      1994      1993
------------------------------------------------------------------------------------------
                                                     (dollars in thousands)
Average total loans out-
 standing during year ................  $535,921   $464,440   $423,72  $358,051   $321,539
                                        --------   --------   -------  --------   --------
                                        --------   --------   -------  --------   --------
Allowance at beginning
 of year .............................  $  5,123   $  5,242   $4,691   $  4,219   $  3,694
                                        --------   --------   -------  --------   --------
Charge-offs:

  Real estate-construction ...........       588       --       --         --         --
  Real estate-mortgage ...............        12        136       22         32       --
  Commercial and agricultural ........       306        570       19       --          140
  Consumer ...........................       288        293      168        129        127
                                        --------   --------   -------  --------   --------
     Total charge-offs ...............     1,194        999      209        161        267
                                        --------   --------   -------  --------   --------
Recoveries:

   Real estate-construction ..........        24       --       --         --         --
   Real estate-mortgage ..............         4       --          1       --            2
   Commercial and agricultural .......       369         20     --           38          8
   Consumer ..........................        58         80       49         70         17
                                        --------   --------   -------  --------   --------
     Total recoveries ................       455        100       50        108         27
                                        --------   --------   -------  --------   --------
Net charge-offs ......................       739        899      159         53        240
                                        --------   --------   -------  --------   --------
Additions to allowance charged
 to operating expenses ...............     1,329        318      710        525        765
                                        --------   --------   -------  --------   --------
Other transfers and allowance on loans
  acquired with purchased entity .....      --          462     --         --         --
                                        --------   --------   -------  --------   --------
Allowance at end of year .............  $  5,713   $  5,123   $5,242   $  4,691   $  4,219
                                        --------   --------   -------  --------   --------
                                        --------   --------   -------  --------   --------
Ratio of net charge-offs
 to average total loans ..............       .14%       .19%     .04%       .01%       .07%
                                        --------   --------   -------  --------   --------
                                        --------   --------   -------  --------   --------

   The allocation of the Allowance, presented in the following table, is based primarily on the factors discussed above in evaluating the adequacy of the Allowance as a whole. Since all of those factors are subject to change, the allocation is not necessarily indicative of the category of future loan losses.

Allocation of Allowance for Credit Losses

------------------------------------------------------------------------------------------------------------------------------

December 31,                        1997    %(1)       1996   %(1)      1995      %(1)      1994     %(1)        1993     %(1)
------------------------------------------------------------------------------------------------------------------------------
                                                                (dollars in thousands)
Real estate-construction         $   557    14%      $1,059   11%     $   806        9%    $  743       7%      $  693      6%
Real estate-mortgage               2,703     65       2,300   67        2,406       68      2,370      70        2,247      73
Commercial and agricultural          993     11         855   11        1,129       11        749      11          991      11
Consumer                             380     10         534   11          476       12        344      12          288      10
Unallocated                        1,080     --         375   --          425       --        485      --           --      --
-------------------------------------------------------------------------------------------------------------------------------
Total Allowance                   $5,713    100%     $5,123  100%      $5,242      100%    $4,691      100%     $4,219     100%
-------------------------------------------------------------------------------------------------------------------------------


(1) Percent of loans in each category to total loans, net of unearned income.

Deposits

Average Deposits and Average Rates

-------------------------------------------------------------------------------------------
Years ended December 31,               1997             1996           1995
-------------------------------------------------------------------------------------------
                                 Average             Average             Average
                                 daily     Average    daily    Average    daily    Average
                                 balance    Rate     balance    Rate     balance     Rate
-------------------------------------------------------------------------------------------
                                          (dollars in thousands)
Noninterest-bearing
 demand deposits ..............  $ 73,710   --%      $ 66,111   --%      $ 58,789    --%
Interest-bearing
 demand deposits ..............   130,387  2.5        136,280  2.75       136,274  2.97
Savings  deposits .............    80,812  2.5         84,294  3.08        81,128  3.08
Certificates of deposit
 and other time deposits ......   307,482  5.4        265,180  5.26       238,620  5.44
                                 --------  ---       --------  ----      --------  ----
     Total average deposits ...  $592,391  3.7       $551,865  3.67      $514,811  3.79%
                                 --------  ---       --------  ----      --------  ----
                                 --------  ---       --------  ----      --------  ----

Maturities of Time Deposits--$100,000 or More

December 31,                              1997     1996      1995
------------------------------------------------------------------
                                          (dollars in thousands)
Maturing in:

   3 months or less ...................  $18,119  $23,025  $13,218
   Over 3 months through 6 months .....   13,983    9,009   13,268
   Over 6 months through 12 months ....    9,777    6,226    7,893
   Over 12 months .....................   16,966   11,991   10,944
                                         -------  -------  -------
                                         $58,845  $50,251  $45,323
                                         -------  -------  -------
                                         -------  -------  -------

Short-term Borrowings

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase(1)

--------------------------------------------------------------------------------
December 31,                                         1997      1996      1995
--------------------------------------------------------------------------------
                                                       (dollars in thousands)
Total outstanding at year-end ....................  $65,163   $40,739   $21,043
                                                    -------   -------   -------
Average amount outstanding during the year .......  $50,141   $24,815   $18,928
                                                    -------   -------   -------
Maximum amount outstanding at any month-end ......  $66,143   $43,714   $28,237
                                                    -------   -------   -------
Weighted-average interest rate at year-end .......     5.76%     5.43%     5.65%
                                                    -------   -------   -------
Weighted-average interest rate during the year ...     5.62%     5.47%     5.93%
                                                    -------   -------   -------

(1) Includes securities sold under agreements to repurchase with various counterparties. Repurchase agreements mature primarily within 60 days and are collateralized with certain debt securities.

Other Short-term Borrowings(2)

--------------------------------------------------------------------------------
December 31,                                         1997      1996       1995
--------------------------------------------------------------------------------
                                                      (dollars in thousands)
Total outstanding at year-end ...................  $152,138   $76,516   $32,426
                                                   --------   -------   -------
Average amount outstanding during the year ......  $110,462   $46,626   $32,246
                                                   --------   -------   -------
Maximum amount outstanding at any month-end .....  $152,138   $76,516   $50,382
                                                   --------   -------   -------
Weighted-average interest rate at year-end ......      5.36%     5.59%     5.91%
                                                   --------   -------   -------
Weighted-average interest rate during the year ..      5.48%     5.85%     5.84%
                                                   --------   -------   -------

(2) Primarily reflects borrowings under a secured lending arrangement with the Federal Home Loan Bank of Atlanta.

   Included in other short-term borrowings at December 31, 1997 are the following borrowings from the Federal Home Loan Bank of Atlanta. These borrowings have scheduled maturity dates but are all callable at the sole discretion of the Federal Home Loan Bank of Atlanta, within one year from the date of their initial funding. All of these borrowings reprice monthly, quarterly, semi-annually, or annually, until the first call date and then are repriced quarterly, thereafter.


   December 31, 1997           Due in    Interest rate range              Amount
----------------------------------------------------------------------------------------
                                                                  (dollars in thousands)
                               1998      5.30%-5.89%                     $  15,000
                               1999         5.74                            10,000
                               2000         5.66                            16,000
                               2002         5.30                            29,000
                               2004         5.36                            10,000
                               2007      5.03%-5.27%                        72,000
                              -----      ----------                      ---------
                              Total                                      $ 152,000
                              -----      ----------                      ---------

Capital Resources

   The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997 and 1996 that the Company and the Bank meet all capital adequacy requirements to which they are subject. See Note 13 to the consolidated financial statements for a table depicting compliance with regulatory capital requirements.

   As of December 31, 1997, the most recent notification from the regulatory agency categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table in Note 13. There are no conditions or events since that notification which management believes have changed the Bank's category.

   The Company repurchased 10,000 and 30,000 shares of its outstanding common shares under the stock repurchase program in 1997 and 1996, respectively. The total number of shares repurchased was 40,000 as of December 31, 1997.

Inflation

   The effect of changing prices on financial institutions is typically different than on non-banking companies since virtually all of a bank's assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes are directly related to price level indices; therefore, the Company can best counter inflation over the long term by managing net interest income and controlling net increases in noninterest income and expenses.

Year 2000

   The Company is currently addressing the many areas affected by the Year 2000 computer issue. A Year 2000 plan has been prepared which includes contacting all of the software vendors that maintain the computer programs that the Company relies upon. This plan provides that the Company will obtain assurances from these software vendors that their product will be Year 2000 compliant. All systems potentially affected will be evaluated. The plan also includes contacting large commercial loan customers to determine their readiness for this issue. At this time, it is anticipated that many, if not all of these changes, should be ready for testing by December 31, 1998. Since many of the programs used by the Company are "off-the-shelf" as compared to "highly customized," the cost to address these matters is not expected to have a material impact on future operating results or financial condition. This area is changing very rapidly and the actual results may differ from what has been anticipated.

Web Site

   The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company; that address is: http:\\www.sec.gov.

Financial Analysis 1996-1995

Earnings Summary:

   Net income was $5.87 million in 1996 compared to $7.00 million for 1995. Basic and diluted earnings per share were $0.99 in 1996 compared to $1.19 for 1995. Net income before merger-related expenses was $7.78 million in 1996 and $7.30 million in 1995, while basic and diluted earnings per share were $1.31 and $1.24 for 1996 and 1995, respectively.

   Return on average assets was 0.84% in 1996 compared to 1.09% for 1995. Return on average shareholders' equity was 8.92% in 1996 compared to 11.21% in 1995. However, before merger-related expenses the return on average assets was 1.11% in 1996 and 1.14% in 1995, and the return on average shareholders equity was 11.82% and 11.70% in 1996 and 1995, respectively.

   Net Interest Income: On a fully taxable-equivalent basis, net interest income increased $701,000 or 2.4% in 1996 and $866,000 or 3.1% in 1995.

   In 1996, the net interest margin on average total interest-earning assets decreased to 4.52% from 4.78% in 1995 and from 4.96% in 1994. Changes in net interest income between periods are affected principally by the volume of interest-earning assets and the yield on those assets, and by the volume of interest-bearing deposits and other liabilities and the rates paid on those deposits and liabilities. Table 2, "Rate/Volume Analysis," summarizes on a fully taxable-equivalent basis, the impact of changes in average balances and average rates on the Company's net interest income for the periods indicated.

   Noninterest Income: Noninterest income increased by $343,000, or 8.8% in 1996 and by $1.04 million, or 36.1% in 1995.

   The Company utilized the secondary mortgage market to satisfy its customers' demand for long-term fixed-rate mortgage financing and, in so doing, generated gains in the amount of $305,000 from the sale of conforming mortgage loans and generated $490,000 in related servicing fees in 1996. During 1995, the Company realized gains from loan sales and servicing fee income of $315,000 and $597,000, respectively, from its activity in this market.

   The increased service fees on deposit accounts are attributed to increases in both account volume and activity, since service charges per account and per transaction remained relatively constant between the periods.

   Noninterest Expenses: Noninterest expenses increased $3.78 million, but excluding merger-related costs of $2.87 million in 1996 and $303,000 in 1995 would have only increased $1.22 million.

   Increases in salaries and employee benefits of $428,000 or 3.8% in 1996 and $1.33 million or 13.5% in 1995, primarily reflect the effects of an increase in the number of Company personnel during these periods.

   Net occupancy and equipment expenses increased $736,000 (43.7%) and $161,000 (11.2%), respectively, compared to those incurred in 1995. The increase in occupancy and equipment expenses is primarily associated with the increased costs of maintaining the new corporate headquarters facility. These costs include additional depreciation, utility expenses and real estate taxes.

   Other operating expenses decreased $106,000 or 1.7% in 1996, and by $20,000 or 0.33% in 1995. See Note 12 to the consolidated financial statements for a schedule showing a detailed breakdown of the Company's more significant other operating expenses.

   Income Taxes: Income tax expense decreased to $3.25 million in 1996, compared to $3.89 million in 1995, reflecting the lower level of pretax income in 1996.

                            SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data concerning the Company, and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere herein.


Years ended December 31,                                        1997        1996        1995        1994        1993
-----------------------------------------------------------  ----------  ----------  ----------  ----------  ----------
                                                                   (dollars in thousands, except per share data)
Summary of Operating Results:
  Total interest income....................................  $   63,191  $   54,653  $   51,126  $   43,892  $   41,691
  Total interest expense(1)................................      31,012      25,014      22,759      17,010      16,054
                                                             ----------  ----------  ----------  ----------  ----------
  Net interest income......................................      32,179      29,639      28,367      26,882      25,637
  Provision for credit losses..............................       1,329         318         710         525         765
                                                             ----------  ----------  ----------  ----------  ----------
  Net interest income after provision for credit losses....      30,850      29,321      27,657      26,357      24,872
  Net securities gains (losses)............................         580         193         123         375      (1,183)
  Noninterest income (excluding net securities gains
    (losses))..............................................       5,540       4,068       3,795       2,503       4,497
  Noninterest expenses.....................................      23,949      24,470      20,689      19,191      18,013
                                                             ----------  ----------  ----------  ----------  ----------
  Income before provision for income taxes.................      13,021       9,112      10,886      10,044      10,173
  Provision for income taxes...............................       4,218       3,245       3,888       3,272       3,301
                                                             ----------  ----------  ----------  ----------  ----------
  Net income...............................................  $    8,803  $    5,867  $    6,998  $    6,772  $    6,872
                                                             ----------  ----------  ----------  ----------  ----------
                                                             ----------  ----------  ----------  ----------  ----------
Per Share(2):
  Basic and diluted earnings...............................  $     1.49  $     0.99  $     1.19  $     1.15  $     1.17
  Cash dividends declared..................................  $     0.57  $     0.49  $     0.50  $     0.44  $     0.35
  Book value at year-end...................................  $    13.11  $    11.71  $    11.36  $    10.18  $     9.96
  Shares outstanding at year end...........................   5,912,284   5,901,016   5,828,197   5,796,869   5,789,812
  Weighted average shares outstanding:
    Basic..................................................   5,903,868   5,919,977   5,881,129   5,891,332   5,866,785
    Diluted................................................   5,918,571   5,933,411   5,895,803   5,905,186   5,873,288

Other Data (At Year-End):
  Total loans, net of unearned income......................  $  574,105  $  497,995  $  439,794  $  390,177  $  336,916
  Total assets                                                  918,084     779,169     660,984     627,050     603,497
  Total deposits...........................................     616,512     587,074     529,988     505,202     485,543

Federal funds purchased and securities
  sold under agreements to repurchase....................        65,163      40,739      21,043      25,103      32,304
  Other short-term borrowings..............................     152,138      76,516      32,426      26,089      13,776
  Long-term debt...........................................      --          --           5,680       7,000      10,106
  Total shareholders' equity...............................      77,518      69,110      66,219      59,037      57,689


Years ended December 31,                                        1997        1996        1995        1994        1993
-----------------------------------------------------------  ----------  ----------  ----------  ----------  ----------
                                                                   (dollars in thousands, except per share data)
Consolidated Ratios:
  Return on average total assets...........................        1.07%      0.84%      1.09%      1.14%        1.23%
  Return on average shareholders' equity...................       12.25       8.92      11.21      11.79        12.73
  Average shareholders' equity to average total assets.....        8.65       9.39       9.73       9.63         9.67
  Cash dividends declared to net income....................       38.77      49.86      41.61      36.62        30.32

--------------

(1) Net of $108,000 and $300,000 of capitalized construction period interest in 1996 and 1995, respectively.

(2) Per share data for 1996, 1995, 1994 and 1993 has been restated for the effects of a 10% stock dividend declared and paid in October 1997.

FCNB Corp and Subsidiary
Consolidated Balance Sheets

                                                                                     December 31,
                                                                                  ------------------
(dollars in thousands, except per share amounts)                                    1997      1996
--------------------------------------------------------------------------------  --------  --------

    ASSETS
Cash and due from banks.........................................................  $ 27,329  $  31,023
Interest-bearing deposits in other banks........................................       755      1,065
Federal funds sold..............................................................    14,231     12,438
                                                                                  --------- ---------
  Cash and cash equivalents.....................................................    42,315     44,526
                                                                                  --------- ---------
Loans held for sale.............................................................       909      3,162
                                                                                  --------- ---------
Investment securities held to maturity--fair value of $48,729 in 1997 and
  $33,740 in 1996...............................................................    48,389     33,525
                                                                                  --------- ---------
Investment securities available for sale--at fair value.........................   202,850    162,860
                                                                                  --------- ---------
Loans...........................................................................   574,205    498,391
Less: Allowance for credit losses...............................................    (5,713)    (5,123)
    Unearned income.............................................................      (100)      (396)
                                                                                  --------- ---------
    Net loans...................................................................   568,392    492,872
                                                                                  --------- ---------
Bank premises and equipment.....................................................    22,705     22,691
                                                                                  --------  ---------
Other assets....................................................................    32,524     19,533
                                                                                  --------- ---------
    Total assets................................................................  $918,084   $779,169
                                                                                  --------- ---------
                                                                                  --------- ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:
Noninterest-bearing deposits....................................................  $ 85,902  $  76,365
Interest-bearing deposits.......................................................   530,610    510,709
                                                                                  --------- ---------
    Total deposits..............................................................   616,512    587,074
Short-term borrowings:
Federal funds purchased and securities
  sold under agreements to repurchase...........................................    65,163     40,739
Other short-term borrowings.....................................................   152,138     76,516
Accrued interest and other liabilities..........................................     6,753      5,730
                                                                                  --------- ---------
    Total liabilities...........................................................   840,566    710,059
                                                                                  --------  ---------
COMMITMENTS AND CONTINGENCIES (Notes 9 & 16)

SHAREHOLDERS' EQUITY
Preferred stock, per share par value $1.00;
  1,000,000 shares authorized; none outstanding.................................       --         --
Common stock, per share par value $1.00;
  20,000,000 shares authorized;
  5,912,284 in 1997
  and 5,364,560 in 1996 shares issued and outstanding...........................     5,912      5,365
Surplus.........................................................................    43,398     26,652
Retained earnings...............................................................    24,792     36,589
Net unrealized gain on securities available for sale............................     3,416        504
                                                                                  --------- ---------
    Total shareholders' equity..................................................    77,518     69,110
                                                                                  --------- ---------
    Total liabilities and shareholders' equity..................................  $918,084  $ 779,169
                                                                                  --------- ---------
                                                                                  --------- ---------
See Notes to Consolidated Financial Statements.

FCNB Corp and Subsidiary
Consolidated Statements of Income

                                                                             For the years ended December 31,
                                                                             --------------------------------
(dollars in thousands, except per share amounts)                                1997       1996       1995
----------------------------------------------------------------------------  ---------  ---------  ---------
Interest income:
  Interest and fees on loans................................................  $  48,562  $  42,948  $  39,341
  Interest and dividends on investment securities:
    Taxable.................................................................     13,181      9,728      9,292
    Tax exempt..............................................................        341        505      1,211
    Dividends...............................................................        618        539        414
  Interest on federal funds sold............................................        389        759        457
  Other interest income.....................................................        100        174        411
                                                                              ---------  ---------  ---------
      Total interest income.................................................     63,191     54,653     51,126
                                                                              ---------  ---------  ---------
Interest expense:
  Interest on deposits......................................................     22,143     20,549     19,361
  Interest on federal funds purchased and securities sold under agreements
    to repurchase...........................................................      2,819      1,357      1,122
  Interest on other short-term borrowings...................................      6,050      2,762      1,882
  Interest on long-term debt................................................     --            346        394
                                                                              ---------  ---------  ---------
      Total interest expense................................................     31,012     25,014     22,759
                                                                              ---------  ---------  ---------
Net interest income.........................................................     32,179     29,639     28,367
Provision for credit losses.................................................      1,329        318        710
                                                                              ---------  ---------  ---------
Net interest income after provision for credit losses.......................     30,850     29,321     27,657
                                                                              ---------  ---------  ---------
Noninterest income:
  Service fees..............................................................      2,855      2,454      2,104
  Net securities gains......................................................        580        193        123
  Gain (loss) on sale of loans..............................................        407        305        315
  Servicing fees on loans sold..............................................        374        490        597
  Other operating income....................................................      1,904        819        779
                                                                              ---------  ---------  ---------
      Total noninterest income..............................................      6,120      4,261      3,918
                                                                              ---------  ---------  ---------
Noninterest expenses:
  Salaries and employee benefits............................................     12,745     11,621     11,193
  Occupancy expenses, net...................................................      2,463      2,419      1,683
  Equipment expenses........................................................      2,027      1,599      1,438
  Merger-related expenses...................................................        460      2,865        303
  Other operating expenses..................................................      6,254      5,966      6,072
                                                                              ---------  ---------  ---------
      Total noninterest expenses............................................     23,949     24,470     20,689
                                                                              ---------  ---------  ---------
Income before provision for income taxes....................................     13,021      9,112     10,886
Provision for income taxes..................................................      4,218      3,245      3,888
                                                                              ---------  ---------  ---------
Net income..................................................................  $   8,803  $   5,867  $   6,998
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------
Basic and diluted earnings per share........................................  $    1.49  $    0.99  $    1.19
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

See Notes to Consolidated Financial Statements.

FCNB Corp and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 1997, 1996 and 1995

                                                                                                                Net
                                                                                                             Unrealized
                                                                                                            Gain (loss)
     (dollars in thousands, except per share amounts)                                                            on         Total
----------------------------------------------------------                                                   Securities    Share-
                                                 Shares       Common                Retained                 Available    holders'
                                               Outstanding     Stock      Surplus   Earnings      Other       for Sale     Equity
                                               -----------  -----------  ---------  ---------  -----------  ------------  ---------
Balance at December 31, 1994.................   3,913,549    $   3,914   $  26,369  $  30,939   $     (35)   $   (2,150)  $  59,037
Net income...................................      --           --          --          6,998      --            --           6,998
Dividend reinvestment and stock purchase
  plan.......................................      --           --          --            (11)     --            --             (11)
Shares issued with stock split, effected in
  the form of a stock dividend...............   1,356,332        1,356      --         (1,356)     --            --          --
Stock option transactions....................      28,480           28         182     --          --            --             210
Cash dividends declared ($0.50 per share)....      --           --          --         (2,912)     --            --          (2,912)
Other........................................      --           --             182     --              35        --             217
Fair value adjustment for securities
  available for sale, net....................      --           --          --         --          --             2,680       2,680
                                               -----------  -----------  ---------  ---------         ---   ------------  ---------
                                               -----------  -----------  ---------  ---------         ---   ------------  ---------
Balance at December 31, 1995.................   5,298,361        5,298      26,733     33,658      --               530      66,219
Net income...................................      --           --          --          5,867      --            --           5,867
Dividend reinvestment and stock purchase
  plan.......................................      --           --          --            (11)     --            --             (11)
Repurchase of common stock...................     (30,000)         (30)       (550)    --          --            --            (580)
Stock option transactions....................      96,199           97         469     --          --            --             566
Cash dividends declared ($0.49 per share)....      --           --          --         (2,925)     --            --          (2,925)
Fair value adjustment for securities
  available for sale, net....................      --           --          --         --          --               (26)        (26)
                                               -----------  -----------  ---------  ---------         ---   ------------  ---------

                                                                                                              Net
                                                                                                           Unrealized
                                                                                                          Gain (loss)
     (dollars in thousands, except per share amounts)                                                          on         Total
----------------------------------------------------------                                                 Securities    Share-
                                              Shares       Common                Retained                 Available    holders'
                                            Outstanding     Stock      Surplus   Earnings      Other       for Sale     Equity
                                            -----------  -----------  ---------  ---------  -----------  ------------  ---------
Balance at December 31, 1996..............   5,364,560        5,365      26,652     36,589      --               504     69,110
                                            -----------  -----------  ---------  ---------  -----------  ------------  ---------
Net income................................      --           --          --          8,803      --            --          8,803
Dividend reinvestment and stock purchase
  plan....................................      --           --          --            (18)     --            --            (18)
Shares issued with 10% stock dividend.....     536,503          536      16,634    (17,170)     --            --         --
Repurchase of common stock................     (10,000)         (10)       (203)    --          --            --           (213)
Stock option transactions.................      21,221           21         315     --          --            --            336
Cash dividends declared ($0.57 per share).      --           --          --         (3,412)     --            --         (3,412)
Fair value adjustment for securities
  available for sale, net.................      --           --          --         --          --             2,912      2,912
                                            -----------  -----------  ---------  ---------  -----------  ------------  ---------
Balance at December 31, 1997..............   5,912,284    $   5,912   $  43,398  $  24,792      --         $   3,416    $77,518
                                            -----------  -----------  ---------  ---------  -----------  ------------  ---------
                                            -----------  -----------  ---------  ---------  -----------  ------------  ---------

See Notes to Consolidated Financial Statements.

FCNB Corp and Subsidiary
Consolidated Statements of Cash Flows

                                                                  For the years ended December 31,
                                                                  --------------------------------
(dollars in thousands)                                              1997       1996       1995
----------------------------------------------------------------  ---------  ---------  ---------
Cash flows from operating activities:
Net income......................................................  $   8,803  $   5,867  $   6,998
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
  Depreciation and amortization.................................      1,688      1,308      1,029
  Provisions for credit losses and foreclosed properties........      1,354        318      1,062
  Deferred income taxes (benefits)..............................        561       (125)      (210)
  Net discount accretion on investment securities...............       (123)        (9)       (87)
  Noncash charitable contribution...............................         98         64     --
  Accretion of net loan origination fees........................       (781)      (496)      (470)
  Net securities gains..........................................       (580)      (193)      (123)
  Net (gain) loss on sales of property..........................         18         15        (55)
  Increase in other assets......................................     (1,460)      (466)      (997)
  Decrease (increase) in loans held for sale....................      2,253       (800)    (1,339)
  Increase (decrease) in accrued interest and other liabilities.      1,023       (503)       992
  Other operating activities....................................     --         --            217
                                                                  ---------  ---------  ---------
      Net cash provided by operating activities.................     12,854      4,980      7,017
                                                                  ---------  ---------  ---------
Cash flows from investing activities:
  Proceeds from sales of investment securities available for
    sale........................................................     60,351     33,434     21,618
  Proceeds from maturities of investment securities available for
    sale........................................................     61,178     20,424      6,820
  Proceeds from maturities of investment securities held to
    maturity....................................................     12,257     25,286     24,965
  Purchases of investment securities available for sale.........   (162,294)  (104,922)    (6,457)
  Purchases of investment securities held to maturity...........    (21,031)   (25,209)    (9,520)
  Net increase in loans.........................................    (76,657)   (30,046)   (50,566)
  Purchases of bank premises and equipment......................     (1,612)    (4,622)    (8,778)
  Proceeds from dispositions of property........................        375        780        568
  Purchase of foreclosed properties.............................       (158)       (76)    --
  Investments in other real estate owned........................     --         --           (196)
  Purchases of investments in bank-owned life insurance.........    (13,500)    --         --
  Acquisition of business, net of cash acquired.................     --         (2,981)    --
                                                                  ---------  ---------  ---------
      Net cash (used in) investing activities...................   (141,091)   (87,932)   (21,546)
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

FCNB Corp and Subsidiary
Consolidated Statements of Cash Flows

                                                                                   For the years ended December 31,
                                                                                   -------------------------------
                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
(dollars in thousands)
Cash flows from financing activities:
  Net increase (decrease) in noninterest-bearing deposits, NOW accounts, money
    market accounts, and savings accounts........................................  $  (7,468) $  17,285  $   1,866
  Net increase in time deposits..................................................     36,906     10,791     22,937
  Net increase in short-term borrowings..........................................    100,046     61,786      2,277
  Payments on long-term debt.....................................................     --         (5,680)    (1,320)
  Dividend reinvestment and stock purchase plan..................................        (18)       (11)       (11)
  Proceeds from sale of common stock.............................................        185        449        130
  Repurchase of common stock.....................................................       (213)      (580)    --
  Dividends paid.................................................................     (3,412)    (2,925)    (2,912)
                                                                                   ---------  ---------  ---------
      Net cash provided by financing activities..................................    126,026     81,115     22,967
                                                                                   ---------  ---------  ---------
Increase (decrease)in cash and cash equivalents..................................     (2,211)    (1,837)     8,438
Cash and cash equivalents-beginning of year......................................     44,526     46,363     37,925
                                                                                   ---------  ---------  ---------
Cash and cash equivalents-end of year............................................  $  42,315  $  44,526  $  46,363
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Supplemental cash flow information:

Noncash investing and financing activities:
  Foreclosed properties acquired in settlement of loans.........................   $     589  $     106  $   1,513
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
  Transfers from foreclosed properties to loans..................................     --      $   1,165  $     253
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
  Bank premises transferred to other assets......................................     --      $   1,190     --
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
  Surplus from stock option transactions.........................................  $     151  $     117  $      80
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
  Book value of securities transferred to available for sale from held to
    maturity.....................................................................     --         --      $  23,751
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Details of acquisition:
  Fair value of assets acquired..................................................     --      $  35,130     --
  Fair value of liabilities assumed..............................................     --        (31,616)    --
  Purchase price in excess of the net assets acquired............................     --          3,212     --
                                                                                   ---------  ---------  ---------
  Cash paid......................................................................     --          6,726     --
  Less cash acquired.............................................................     --          3,745     --
                                                                                   ---------  ---------  ---------
Net cash paid for acquisition....................................................     --      $   2,981     --
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

------------------------

The Company paid interest of $30,138, $25,182 and $22,870 in 1997, 1996 and 1995, respectively. Income taxes paid by the Company were $2,662, $4,315 and $3,216 in 1997, 1996 and 1995 respectively.

See Notes to Consolidated Financial Statements.

                            FCNB Corp and Subsidiary
                   Notes to Consolidated Financial Statements

Note 1.  Nature of operations and significant accounting policies:

FCNB Corp (the "Parent Company") is a one bank holding company (following the merger of Elkridge Bank with FCNB Bank) that provides its customers with banking and non-banking financial services through its wholly-owned subsidiary FCNB Bank (the "Bank"). The Bank offers various loan, deposit and other financial service products to their customers. The Bank's customers include individuals and commercial enterprises located within the State of Maryland. Its principal market areas encompass Frederick, Carroll, Howard, Prince George's, Anne Arundel and Montgomery counties and portions of the adjacent counties within the State. Additionally, the Bank maintains correspondent banking relationships and transacts daily federal funds sales on an unsecured basis with regional correspondent banks.

The accounting and reporting policies and practices of the Parent Company and its subsidiary (collectively, the "Company") conform with generally accepted accounting principles. The following is a summary of the Company's significant accounting policies:

Basis of presentation:

The consolidated financial statements include the accounts of the Parent Company and the Bank, presented on the accrual basis of accounting, after elimination of all intercompany accounts and transactions. In the Parent Company's unconsolidated financial statements, the investment in subsidiary is accounted for using the equity method of accounting.

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

Securities classified as available-for-sale are equity securities with readily determinable fair values and those debt securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. These securities are carried at estimated fair value, with any unrealized gains or losses reported in shareholders' equity, net of the related deferred tax effect.

Dividend and interest income, including amortization of premium and accretion of discount arising at acquisition, from all categories of investment securities are included in interest income in the consolidated statements of income. Gains and losses realized on sales of investment securities, determined using the adjusted cost basis of the specific securities sold, are included in noninterest income in the consolidated statements of income. Additionally, declines in the estimated fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

*******************

Loans held for sale:

Loans held for sale are generally held for periods of ninety days or less and are carried at the lower of aggregate cost or fair value.

Impaired loans:

The Company accounts for impaired loans following Financial Accounting Standards Board ("FASB") Statement No. 114, "Accounting by Creditors for Impairment of a Loan," (Statement 114) as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures". Statement 114, as amended, requires that the measurement of a loan's impairment be based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral. Statement 114 does not apply to large groups of homogeneous loans such as consumer, credit card and residential mortgage loans. Impaired loans are therefore primarily business loans, which include commercial loans, commercial mortgages and construction real estate loans. The Company discontinues the accrual of interest when a loan is specifically determined to be impaired. Interest receipts on impaired loans are recognized as interest income or are applied to principal when management believes ultimate collectability of principal is in doubt.

Loans and allowance for credit losses:

Loans are carried at the amount of unpaid principal, adjusted for deferred loan fees and origination costs. Interest on loans is accrued based on the principal amounts outstanding. When principal or interest is delinquent for ninety days or more the Company evaluates the loan for nonaccrual status. After a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Consistent with the Company's policy for impaired loans, interest receipts on nonaccrual loans are recognized as interest income unless ultimate collectability is in doubt. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized until the principal balance has been collected.

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

Bank premises and equipment:

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation is computed using straight-line and accelerated methods based on the estimated useful lives of the assets which range from 5 to 75 years for bank premises and 5 to 25 years for equipment. Leasehold improvements are amortized over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements, which extend the life of an asset, are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of properties and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to operating expenses as incurred.

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

**********************

Income taxes:

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Per share amounts:

On December 31, 1997, the Company adopted FASB Statement No. 128, "Earnings per Share." Statement 128 establishes standards for computing and presenting earnings per share ("EPS") that simplify the standards previously followed in Accounting Principals Board Opinion No. 15. It replaces the former presentation of primary EPS with a presentation of basic EPS and, where applicable, requires the dual presentation of basic and diluted EPS on the face of the income statement. Basic EPS is generally computed by dividing net income by the weighted-average number of common shares outstanding for the period, whereas diluted EPS essentially reflects the potential dilution in basic EPS that could occur if other contracts to issue common stock were exercised. Per share amounts are based on the weighted-average number of shares outstanding during each year as follows:

                                                                                1997        1996        1995
                                                                             ----------  ----------  ----------
Basic EPS weighted-average shares outstanding..............................   5,903,868   5,919,977   5,881,129
Effect of dilutive securities-stock options................................      14,703      13,434      14,674
                                                                             ----------  ----------  ----------
Diluted EPS weighted-average shares outstanding............................   5,918,571   5,933,411   5,895,803
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

Risk management instruments:

Interest rate swaps used to achieve interest rate risk management objectives are accounted for in a manner consistent with the accounting basis of the related asset or liability. An instrument designed to hedge an asset or liability carried at historical cost is accounted for on an accrual basis, whereby the interest income or expense of the related asset or liability is adjusted for the net amount of any interest receivable or payable generated by the hedging instrument during the reporting period. For such instruments, no amounts other than any accrued interest receivable or payable are included in the accompanying consolidated balance sheets.

Interest rate swaps involve the exchange of payments between counterparties based on the interest differential between a fixed and a variable interest rate applied to a notional balance. Under accrual accounting, this interest differential is recognized as an adjustment to the interest income or expense of the related asset or liability in the accompanying statements of income.

Upon early termination of derivative instruments accounted for under the accrual method, the net proceeds received or paid are deferred, if material, in the accompanying consolidated balance sheets and amortized to the interest income or expense of the related asset or liability over the lesser of the remaining contractual life of the instrument or the maturity of the related asset or liability. At December 31, 1997 and 1996, there were no deferred gains or losses in the accompanying consolidated balance sheets arising from the termination of instruments qualifying for accrual accounting prior to maturity.

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

Fair value estimates are based on existing on -and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the mortgage banking operation, depositor relationships, deferred tax assets, and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. As a result, the estimates are only

**********************

indicative of individual financial instruments' values and should not be considered an indication of the fair value of the combined Company taken as a whole.

Reclassifications:

Certain reclassifications to prior year balances have been made in the accompanying consolidated financial statements to make disclosures consistent with those of the current year.

Note 2.  Acquisitions:

On January 26, 1996, the Company acquired Laurel Bancorp, Inc. ("Laurel") in exchange for approximately 1,453,000 shares of the Company's common stock (adjusted for the 10% stock dividend declared in October 1997) in a transaction accounted for using the pooling-of-interests method. Laurel was the holding company for Laurel Federal Savings Bank ("Laurel FSB"), a thrift institution with branch offices in Laurel and Monrovia, Maryland. Pursuant to the terms of this acquisition and the 1997 merger of Elkridge Bank with FCNB Bank, the branch offices of Laurel FSB became part of FCNB Bank. Laurel's fiscal year ended on November 30, 1995. The Company's 1996 consolidated statements of income include total income and net income of Laurel for the period from December 1, 1995 through the date of its acquisition in 1996 totaling $1,510,000 and $261,000, respectively.

On April 30, 1996, the Company acquired all of the outstanding shares of common stock of Harbor Investment Corporation ("Harbor") for a cash price of approximately $6.7 million. Harbor was the holding company of Odenton Federal Savings and Loan Association, a thrift institution located in Odenton, Maryland. This acquisition has been accounted for under the purchase method of accounting and the results of the operations of Harbor have been included in the consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair value of net assets acquired of $3.2 million, was recognized as goodwill and is being amortized on a straight-line basis over 25 years. Amortization expense charged to operations for 1997 and 1996 was approximately $125,000 and $85,000 respectively.

The following tables present the combined and separate results of operations for Laurel and the Company for the periods preceding the acquisition of Laurel and, additionally reflect the unaudited pro forma consolidated results of operations of the Company and Harbor as if its acquisition had occurred on January 1, 1995.

                                                                                                 Basic and diluted
                                                                           Total         Net       earnings per
(dollars in thousands, except per share data)                              income      income          share
----------------------------------------------------------------------  ------------  ---------  -----------------
Year ended December 31, 1995
Laurel................................................................  $      9,395  $   1,248
Company...............................................................        45,649      5,750      $    1.28
                                                                        ------------  ---------         ------
Combined..............................................................        55,044      6,998           1.19
Harbor................................................................         2,801        255
                                                                        ------------  ---------         ------
Pro forma (unaudited).................................................  $     57,845  $   7,253      $    1.23
                                                                        ------------  ---------         ------
                                                                        ------------  ---------         ------
Year ended December 31, 1996
Company...............................................................  $     58,914  $   5,867      $    0.99
Harbor................................................................         1,037         81
                                                                        ------------  ---------         ------
Pro forma (unaudited).................................................  $     59,951  $   5,948      $    1.00
                                                                        ------------  ---------         ------
                                                                        ------------  ---------         ------

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

Note 3.  Compensating balances:

Compensating balance arrangements exist with various correspondent banks. These noninterest-bearing deposits are maintained in lieu of cash payments for standard bank services. The required balances amounted to $40,000 at December 31, 1997 and $74,000 at December 31, 1996. In addition, for the reserve maintenance period in effect at December 31, 1997 and 1996, the Bank was required to maintain average daily balances totaling $7,323,000 and $5,392,000, respectively, consisting of vault cash and noninterest-bearing deposits with the Federal Reserve Bank.

Note 4. Investments:

The amortized cost and estimated fair value of securities being held to maturity at December 31, 1997 and 1996 are as follows:

HELD-TO-MATURITY PORTFOLIO

                                                                    Gross          Gross       Estimated
                                                    Amortized    Unrealized     Unrealized       Fair
December 31, 1997                                     Cost          Gains         Losses         Value
-------------------------------------------------  -----------  -------------  -------------  -----------
                                                                   (dollars in thousands)
U.S. Treasury and other U.S. government
  agencies and corporations......................   $  25,523       $    15        $    29     $  25,509
State and political subdivisions.................       3,690           387           --           4,077
Mortgage-backed debt securities..................      19,176           150            183        19,143
                                                   -----------      -------        -------    -----------
                                                    $  48,389       $   552        $   212     $  48,729
                                                   -----------      -------        -------    -----------
                                                   -----------      -------        -------    -----------
December 31, 1996
------------------------------------------------
U.S. Treasury and other U.S. government
  agencies and corporations.....................   $   5,114       $    17        $     5     $  5,126
State and political subdivisions................       5,138           480           --           5,618
Mortgage-backed debt securities.................      23,273           190            467        22,996
                                                  -----------      -------        -------    -----------
                                                   $  33,525       $   687        $   472     $  33,740
                                                  -----------      -------        -------    -----------
                                                  -----------      -------        -------    -----------

The amortized cost and estimated fair value of securities available for sale at December 31, 1997 and 1996 are as follows:

Available-for-sale portfolio

                                                                  Gross         Gross      Estimated
                                                   Amortized   Unrealized    Unrealized       Fair
December 31, 1997                                     Cost        Gains        Losses        Value
-------------------------------------------------  ----------  -----------  -------------  ----------
                                                                 (dollars in thousands)
U.S. Treasury and other U.S. government
  agencies and corporations......................  $   69,713    $    570        $   10    $   70,273
Mortgage-backed debt securities..................      93,063       1,532           216        94,379
Corporate bonds..................................      15,074         238             3        15,309
Equity securities................................      19,482       3,412             5        22,889
                                                   ----------    ---------       ------    ----------
                                                   $  197,332    $  5,752        $  234    $  202,850
                                                   ----------    ---------       ------    ----------
                                                   ----------    ---------       ------    ----------
December 31, 1996
-------------------------------------------------
U.S. Treasury and other U.S. government
  agencies and corporations......................  $   34,300    $    379        $   42    $   34,637
Mortgage-backed debt securities..................     107,741         636           628       107,749
Corporate bonds..................................       6,925          56            32         6,949
Equity securities................................      13,080         457            12        13,525
                                                   ----------    ---------       ------    ----------
                                                   $  162,046    $  1,528        $  714    $  162,860
                                                   ----------    ---------       ------    ----------
                                                   ----------    ---------       ------    ----------

The amortized cost and estimated fair value of securities being held to maturity and those available for sale at December 31, 1997 by contractual maturity, are as follows:

                                                                        Held-to-maturity        Available-for-sale
                                                                    ------------------------  ----------------------
                                                                                  Estimated               Estimated
                                                                     Amortized      Fair      Amortized      Fair
                                                                       Cost         Value        Cost       Value
                                                                    -----------  -----------  ----------  ----------
                                                                                 (dollars in thousands)
Due in one year or less...........................................   $      28    $      28   $   --      $   --
Due after one through five years..................................      28,369       28,634       48,598      48,918
Due after five years through ten years............................         464          559       36,189      36,664
Due after ten years...............................................         352          365       --          --
Mortgage-backed debt securities...................................      19,176       19,143       93,063      94,379
Equity securities.................................................      --           --           19,482      22,889
                                                                    -----------  -----------  ----------  ----------
                                                                     $  48,389    $  48,729   $  197,332  $  202,850
                                                                    -----------  -----------  ----------  ----------
                                                                    -----------  -----------  ----------  ----------

Actual maturities may differ from the contractual maturities reflected in the preceding table because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Mortgage-backed securities have no stated maturity and primarily reflect investments in various Pass-through and Participation Certificates issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association. Repayment of mortgage-backed securities is affected by the contractual repayment terms of the underlying mortgages collateralizing these obligations and the current level of interest rates.

Included in the investment portfolio at December 31, 1997 and 1996, are securities carried at $124,721,000 and $96,718,000, respectively, which are pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required and permitted by law.

Gross realized gains and losses from the sale of securities available for sale were as follows:

Years ended December 31,                    1997       1996       1995
----------------------------------------  ---------  ---------  ---------
                                              (dollars in thousands)
Realized gains..........................  $     765  $     523  $     214
                                          ---------  ---------  ---------
                                          ---------  ---------  ---------
Realized (losses).......................  $    (185) $    (330) $     (91)

Note 5.  Loans and allowance for credit losses:

Loans are as follows:

December 31,                                1997       1996
----------------------------------------  ---------  ---------
                                              (dollars in
                                               thousands)
Real estate loans:
Construction and land development.......  $  77,701  $  55,614
                                          ---------  ---------
Mortgage loans:
Secured by farmland.....................      2,752      3,154
Secured by 1 to 4 family residential
  properties............................    203,052    182,907
Secured by multi-family (5 or more)
  residential properties................      5,859      6,935
Secured by commercial properties........    161,397    142,788
                                          ---------  ---------
Total mortgage loans....................    373,060    335,784
                                          ---------  ---------
Total loans secured by real estate......    450,761    391,398
Commercial and industrial loans.........     58,844     51,454
Industrial revenue bonds................      4,457         36
Loans to farmers........................        810      1,025

December 31,                                               1997        1996
----------------------------------------------------    ----------  ----------
                                                         (dollars in thousands)
Loans to individuals for household,
  family and other personal expenditures............       59,333      54,478
                                                        ----------  ----------
                                                        $ 574,205   $ 498,391
                                                        ----------  ----------
                                                        ----------  ----------

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $94,000,000 and $123,621,000 at December 31, 1997 and 1996, respectively.

Transactions in the allowance for credit losses are summarized as follows:

Years ended December 31,                            1997       1996       1995
------------------------------------------------  ---------  ---------  ---------
                                                      (dollars in thousands)
Balance at beginning of year....................  $   5,123  $   5,242  $   4,691
Provision for credit losses.....................      1,329        318        710
Recoveries......................................        455        100         50
Other transfers and allowance on
  loans acquired with purchased entity..........     --            462     --
                                                  ---------  ---------  ---------
                                                      6,907      6,122      5,451
Credits charged-off.............................     (1,194)      (999)      (209)
                                                  ---------  ---------  ---------
Balance at end of year..........................  $   5,713  $   5,123  $   5,242
                                                  ---------  ---------  ---------
                                                  ---------  ---------  ---------

Selected information concerning the Company's recorded investment in impaired loans and related interest income are summarized as follows:

December 31,                                          1997         1996
--------------------------------------------------  ---------    ---------
                                                     (dollars in thousands)
Impaired loans with specific
 allocation of allowance for credit losses..........  $   1,480   $  1,670
Specific allocation of allowance for credit losses..        638        427
Other impaired loans.................................     1,460      2,230

Years ended December 31,                                 1997         1996
-----------------------------------------------------    ---------    ---------
                                                         (dollars in thousands)
Average recorded investment in impaired loans........    $   3,030  $   5,540
Interest income recognized on impaired loans
  based on cash payments received....................           33        205

Additional information concerning the Company's recorded investment in nonaccrual loans, for which impairment had not been recognized are as follows:


                                                                December 31,
                                                         --------------------------
                                                          1997       1996     1995
                                                         ------     ------   ------
                                                           (dollars in thousands)
Nonaccrual loans......................................    $ 697    $ 731     $ 664
Interest income not recognized due to
  loans in nonaccrual status..........................       94       73        12
                                                          -----    -----     -----

Note 6.  Bank premises and equipment:

Bank premises and equipment consist of the following:

December 31,                                                   1997       1996
-----------------------------------------------------------  ---------  ---------
                                                            (dollars in thousands)
Bank premises and leasehold improvements...................  $  22,742  $  21,733
Equipment..................................................      8,476      8,879
                                                             ---------  ---------
                                                                31,218     30,612
Less accumulated depreciation and amortization.............      8,513      7,921
                                                             ---------  ---------
                                                             $  22,705  $  22,691
                                                             ---------  ---------
                                                             ---------  ---------

Depreciation and amortization charged to operations amounted to $1,568,000 for 1997, $1,369,000 for 1996 and $1,029,000 for 1995.

Note 7.  Deposits:

Certificates of deposit and other time deposits issued in denominations of $100,000 or more totaled $58,845,000 and $50,251,000 at December 31, 1997 and
1996, respectively, and are included in interest-bearing deposits in the consolidated balance sheets.

At December 31, 1997, the maturity distribution of certificates of deposit are as follows:

                                         Certificates of
                                              Deposit
                                       (dollars in thousands)
                                       ----------------------
Maturing:
1998.................................       $  222,841
1999.................................           53,930
2000.................................           39,822
2001.................................            3,012
2002.................................            2,345
Thereafter...........................           --
                                              --------
                                            $  321,950
                                              --------
                                              --------

Interest on deposits consists of the following:

------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                             1997       1996       1995
------------------------------------------------------------------------------------------------------------------
                                                                                       (dollars in thousands)
NOW and Super NOW accounts.......................................................  $     952  $   1,180  $   1,195
Savings accounts.................................................................      2,082      2,632      2,497
Money market accounts............................................................      2,357      2,625      2,852
Certificates of deposit and other time deposits less than $100,000...............     13,966     11,887     10,135
Certificates of deposit and other time deposits of $100,000 or more..............      2,786      2,267      2,846
                                                                                   ---------  ---------  ---------
                                                                                      22,143     20,591     19,525
Less capitalized construction period interest....................................         --         42        164
                                                                                   ---------  ---------  ---------
                                                                                   $  22,143  $  20,549  $  19,361
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

Note 8.  Short-term borrowings:

The Company purchases federal funds and enters into sales of securities under agreements to repurchase the same securities, which generally mature within one to ninety days from the transaction date. Securities pledged as collateral for securities sold under agreements to repurchase include various debt securities having aggregate amortized cost book values of $52,750,000 and $47,649,000 at December 31, 1997 and 1996, respectively.

Other short-term borrowings primarily reflect the amount borrowed under a secured lending arrangement with the Federal Home Loan Bank of Atlanta. These borrowings are secured by a blanket lien on real estate mortgages secured by 1 to 4 family residential properties. In addition, at December 31, 1997 various debt securities having aggregate amortized cost book values of $52,670,000 were pledged to secure these borrowings.

The Company's unused lines of credit for short-term borrowings totaled $4,289,000 at December 31, 1997.

Selected information on short-term borrowings is as follows:

------------------------------------------------------------------------------------------------------------------
December 31,                                                                                    1997       1996
------------------------------------------------------------------------------------------------------------------
                                                                                                  (dollars in
                                                                                                  thousands)
Federal funds purchased and securities sold under agreement to repurchase:
Total outstanding at year-end..............................................................  $   65,163  $  40,739
                                                                                             ----------  ---------
Average amount outstanding during year.....................................................      50,141  $  24,815
                                                                                             ----------  ---------
Maximum amount outstanding at any month-end................................................      66,143  $  43,714
                                                                                             ----------  ---------
Weighted-average interest rate at year-end.................................................        5.76%      5.43%
                                                                                             ----------  ---------
Weighted-average interest rate for the year................................................        5.62%      5.47%
                                                                                             ----------  ---------
Other short-term borrowings:
Total outstanding at year-end..............................................................  $  152,138  $  76,516
                                                                                             ----------  ---------
Average amount outstanding during year.....................................................     110,462  $  46,626
                                                                                             ----------  ---------
Maximum amount outstanding at any month-end................................................     152,138  $  76,516
                                                                                             ----------  ---------
Weighted-average interest rate at year-end.................................................        5.36%      5.59%
                                                                                             ----------  ---------
Weighted-average interest rate for the year................................................        5.48%      5.85%
                                                                                             ----------  ---------

Included in the other short-term borrowings schedule above at December 31, 1997 are the following borrowings from the Federal Home Loan Bank of Atlanta. These borrowings have scheduled maturity dates but are callable at the sole discretion of the Federal Home Loan

Bank of Atlanta, one year from the date of the initial funding. All of these borrowings re-price monthly, quarterly, semi-annually, or annually, until the first call date and then are repriced quarterly, thereafter.

------------------------------------------------------------------------------------------------------------------
December 31, 1997                  Due in            Interest rate range              Amount
------------------------------------------------------------------------------------------------------------------

                                                                              (dollars in thousands)

                                   1998              5.30% - 5.89%                   $ 15,000
                                   1999                   5.74%                        10,000
                                   2000                   5.66%                        16,000
                                   2002                   5.30%                        29,000
                                   2004                   5.36%                        10,000
                                   2007              5.03% - 5.27%                     72,000
                                  -----                                              --------
                                  Total                                              $152,000
                                  -----                                              --------
                                  -----                                              --------

Note 9.  Leasing arrangements:

The Company leases branch office facilities under noncancellable operating lease arrangements whose terms do not extend beyond November 2039. These leases contain options, which enable the Company to renew the leases at fair rental value for periods of 3 to 10 years. In addition to minimum rentals, certain leases have escalation clauses based upon various price indices and include provisions for additional payments to cover taxes, insurance and maintenance. The total minimum rental commitment, including renewal periods under these leases at December 31, 1997 is outlined below:

------------------------------------------------------------------------------------------------------------------
   Years ending December 31,                                                    (dollars in thousands)
------------------------------------------------------------------------------------------------------------------
           1998.................................................................        $  354
           1999.................................................................           350
           2000.................................................................           343
           2001.................................................................           338
           2002.................................................................           315
           Later years..........................................................         4,667
                                                                                        ------
                                                                                        $6,367
                                                                                        ------
                                                                                        ------

Rent expense included in occupancy expenses amounted to $480,000 for 1997, $555,000 for 1996, and $532,000 for 1995.

Note 10.  Employee benefit plans:

401(k) profit sharing plan:

The Company has a Section 401(k) profit sharing plan covering employees meeting certain eligibility requirements as to minimum age and years of service. Employees may make voluntary contributions to the Plan through payroll deductions on a pre-tax basis. The Company makes discretionary contributions to the Plan based on the Company's earnings. The Company's contributions are subject to a vesting schedule (20 percent per year) requiring the completion of five years of service with the Company, before these benefits are fully vested. A participant's account under the Plan, together with investment earnings thereon, is normally distributable, following retirement, death, disability or other termination of employment, in a single lump-sum payment.

The Company's annual contribution to the Plan totaled $466,000 in 1997, $357,000 in 1996 and $300,000 in 1995.

Deferred compensation plans:

The Company maintains deferred compensation plans for certain key executives and its directors. The Plans provide for a maximum ten year period of supplemental retirement income for the Plan's participants. Amounts to be paid by the Company under these Plans will be recovered through life insurance policies purchased on the lives of the participants. The expense for the deferred compensation plans is included in the consolidated statements of income and totaled $211,000, $175,000 and $149,000 for 1997, 1996, and 1995, respectively.

Stock option plan:

On December 31, 1997, the Company had two stock-based compensation plans, the 1992 Employee Stock Option Plan ("1992 Plan") and the 1997 Stock Option Plan for Directors ("1997 Plan"). Both Plans are accounted for in accordance with Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations.

During 1997, an amendment to the 1992 Plan and adoption of the 1997 Plan were approved by the Company's Board of Directors, and options were granted under both Plans. These Plans, however, require the formal approval of the shareholders. Significant amendments to the 1992 Plan are prospective only and include, but are not limited to, elimination of the vesting period for options granted and addition of "reload" options. A reload feature is one that provides for grants of additional options whenever a participant exercises previously granted options. The terms of the Plans provide that the number of reload options granted is the same as the number of original options exercised, and the exercise price of the reload is the market price of the stock on the date the reload option is granted. The following information is presented based on the anticipated shareholder approval of these Plans.

In connection with the stock options granted under the 1992 Plan, additional restricted stock grants for 17,328 shares at December 31, 1997 may be awarded at no additional cost to the Plan's participants. Restricted stock, subject to a three-year restriction period and certain other conditions, is awarded to the Plan's participants following their purchase of the shares granted under the 1992 Plan. In addition, participants under the 1992 Plan, as amended, may receive additional reload options upon the exercise of options issued under the Plan, if the exercise occurs within three years from the date of the original grant and certain other conditions. Compensation expense, reflecting the fair value of the restricted shares on the date the stock options were initially granted, is recognized ratably over a four year period, commencing on the date the stock options were granted and ending with the expiration of the three year restriction period. Compensation expense recognized under this Plan for years ended December 31, 1997, 1996, and 1995 totaled $65,000, $52,000, and $35,000, respectively.

The 1997 Plan requires the Company to issue options to each non-employee Director on the day after each annual meeting of the Company's shareholders. Participants under this Plan will receive reload options upon the exercise of options issued under this Plan, provided the options are exercised within three years from the date of the original grant and certain other conditions.

Had compensation expense for both Plans been determined based on the fair value of each option granted on the date of grant using an option-pricing model as prescribed in FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                              1997       1996       1995
------------------------------------------------------------------------------------------------------------------
Net income:
  As reported...................................................................    $8,803     $5,867     $6,998
  Pro forma.....................................................................    $8,121     $5,678     $6,998

Basic and diluted earnings per share:
  As reported...................................................................    $ 1.49     $ 0.99     $ 1.19
  Pro forma.....................................................................    $ 1.37     $ 0.96     $ 1.19
                                                                                    ------     ------     ------

The 1992 Plan provides that 454,782 shares of the Company's common stock (adjusted for stock splits and stock dividends) will be reserved for the granting of both incentive stock options (ISO) and non-qualified stock options
(NQSO) to purchase these shares. At December 31, 1997, reserved shares remaining for future grants under this plan totaled 294,989. The 1997 Plan provides that 250,000 shares of the Company's common stock will be reserved for the granting of NQSO's to purchase these shares. At December 31, 1997, reserved shares remaining for future grants under this plan totaled 228,562. Under both Plans, the exercise price per share shall not be less than the fair market value of a share of common stock on the date on which such options were granted, subject to adjustments for the effects of any stock splits or stock dividends, and may be exercised immediately upon being granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                              1997       1996       1995
------------------------------------------------------------------------------------------------------------------
Dividend yield..................................................................       2.5%       2.5%       2.5%
Expected volatility.............................................................      40.71%     49.66%     53.87%
Risk free interest rate.........................................................      5.740%     6.420%     5.585%
Expected life, in years.........................................................         10         10         10
                                                                                      ------     ------     ------


Weighted-average fair value of options granted during the year..................    $12.56      $9.43      $9.88
                                                                                    ------      -----      -----
                                                                                    ------      -----      -----


The following is a summary of transactions for both Plans during the three years ended December 31, 1997, 1996 and 1995.

                                                                                Options Issued   Weighted-Average
                                                                                and Outstanding   Exercise Price
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994..................................................        194,341         $ 6.81
                                                                                      -------         ------
Exercised.....................................................................        (31,328)          4.15
Granted.......................................................................         20,923          19.09
                                                                                      -------         ------
Balance at December 31, 1995..................................................        183,936           8.65
                                                                                      -------         ------
Exercised.....................................................................       (105,819)          4.23
Terminated....................................................................           (858)         15.47
Granted.......................................................................         23,421          18.64
                                                                                      -------         ------
Balance at December 31, 1996..................................................        100,680          15.57
                                                                                      -------         ------
Exercise......................................................................        (20,639)          9.73
Terminated....................................................................         (1,594)         18.84
Granted.......................................................................         52,935          28.57
                                                                                      -------         ------
Balance at December 31, 1997..................................................        131,382         $21.69
                                                                                      -------         ------
                                                                                      -------         ------

At December 31, 1997, the 131,382 options issued and outstanding had exercise prices ranging from $5.98 to $28.63 and had a weighted-average remaining contractual life of 82 months.

------------------------------------------------------------------------------------------------------------------
December 31,                                                                          1997       1996       1995
------------------------------------------------------------------------------------------------------------------
Exercisable options:
  Options outstanding...........................................................    131,382    77,260     163,013
  Weighted-average price........................................................    $ 21.69    $14.65       $7.32

Note 11. Income taxes:

Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,                                                                                 1997             1996
-----------------------------------------------------------------------------------  ---------------------  ---------
                                                                                          (dollars in thousands)
Deferred tax assets:
    Provision for credit losses....................................................        $   2,012        $   1,612
    Net securities losses..........................................................              169              250
    Deferred compensation..........................................................              459              438
    Postretirement benefits........................................................              253              251
    Provision for foreclosed properties............................................              149              204
    Deferred Fees..................................................................              317              704
    Depreciation...................................................................           --                   38
    Other..........................................................................              312              260
---------------------------------------------------------------------------------------------------------------------
  Total deferred tax assets........................................................            3,671            3,757
  Valuation allowance for deferred tax assets......................................           --               --
---------------------------------------------------------------------------------------------------------------------
Deferred tax assets after valuation allowance......................................            3,671            3,757
---------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Unrealized gain on securities available for sale...............................            2,105              308
    Depreciation...................................................................              444           --
    Other..........................................................................              209              178
---------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities.....................................................            2,758              486
---------------------------------------------------------------------------------------------------------------------
Net deferred tax assets............................................................        $     913        $   3,271
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


A reconciliation of the maximum statutory income tax to the provision for income taxes attributable to continuing operations included in the consolidated statements of income, is as follows:

---------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                              1997       1996       1995
---------------------------------------------------------------------------------------------------------------------
                                                                                        (dollars in thousands)
Income before income tax..........................................................  $  13,021  $   9,112  $  10,886
Tax rate..........................................................................         35%        35%        35%
---------------------------------------------------------------------------------------------------------------------
Income tax at statutory rate......................................................      4,557      3,189      3,810
Increases (decreases) in tax resulting from:
  Tax-exempt interest income......................................................       (149)      (160)      (394)
  Insurance cash values...........................................................       (217)        (3)        (2)
  State income taxes, net of federal income tax benefit...........................        299        267        367
  Benefit of federal surtax exemption.............................................       (100)       (82)       (92)
  Other...........................................................................       (172)        34        199
---------------------------------------------------------------------------------------------------------------------
                                                                                    $   4,218  $   3,245  $   3,888
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Significant components of the provision for income taxes attributable to continuing operations are as follows:

---------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                                 1997       1996       1995
---------------------------------------------------------------------------------------------------------------------
                                                                                           (dollars in thousands)
  Taxes currently payable:
  Federal............................................................................  $   3,332  $   2,923  $   3,440
  State..............................................................................        325        447        658
---------------------------------------------------------------------------------------------------------------------
    Total taxes currently payable....................................................      3,657      3,370      4,098
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
  Deferred tax liabilities (benefits):
  Federal............................................................................        459       (102)      (170)
  State..............................................................................        102        (23)       (40)
---------------------------------------------------------------------------------------------------------------------
    Total deferred tax liabilities (benefits)........................................        561       (125)      (210)
---------------------------------------------------------------------------------------------------------------------
Total................................................................................  $   4,218  $   3,245  $   3,888
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Included in the above amounts are income taxes of $224,000 in 1997, $75,000 in 1996, and $48,000 in 1995 related to net security gains.

Note 12.  Other operating expenses:

Other operating expenses in the consolidated statements of income include the following:

---------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                                 1997       1996       1995
---------------------------------------------------------------------------------------------------------------------
                                                                                           (dollars in thousands)
FDIC and general insurance...........................................................  $     201  $     410  $     897
Professional and directors fees......................................................      2,301      1,284      1,122
Advertising and public relations.....................................................        980        890        703
Credit and collection expense........................................................        266        252        134
Postage and supplies.................................................................      1,050      1,059        914
Net loss on foreclosed properties....................................................        131         83        352
Other................................................................................      1,325      1,988      1,950
---------------------------------------------------------------------------------------------------------------------
                                                                                       $   6,254  $   5,966  $   6,072
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Changes in the allowance for foreclosed properties are summarized as follows:

---------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                                      1997       1996       1995
---------------------------------------------------------------------------------------------------------------------
                                                                                                (dollars in thousands)
Balance at beginning of year..............................................................  $     392  $     536  $     286
Provision charged to income...............................................................         25     --            352
Losses charged to the allowance...........................................................       (112)       (32)      (102)
Other transfers net of allowance on properties acquired with purchased entity.............     --           (112)    --
---------------------------------------------------------------------------------------------------------------------
Balance at end of year....................................................................  $     305  $     392  $     536
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Note 13.  Shareholders' equity:

Restrictions on dividends:

The amount of dividends that the Bank can pay to the Parent Company without approval from the Federal Reserve Board is limited to its net profits for the current year plus its retained net profits for the preceding two years. Amounts available for the payment of dividends during 1997 aggregated $14,285,000.

Restrictions on lending from subsidiary to parent:

Federal law imposes certain restrictions limiting the ability of the Bank to transfer funds to the Parent Company in the forms of loans or advances.
Section 23A of the Federal Reserve Act prohibits the Bank from making loans or advances to the Parent Company in excess of 10 percent of its capital stock and surplus, as defined therein. There were not material loans or advances outstanding at December 31, 1997.

Preferred stock:

The Board of Directors has the authority to issue preferred stock in one or more classes or series, with such designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other optional or special rights, and such restrictions, limitations and qualifications as the Board of Directors may determine.

Repurchase plan:

On March 28, 1996, the Board of Directors authorized a stock repurchase program. Pursuant to the terms of this program, the Company may repurchase up to 80,000 shares of its common stock in open market transactions during the two year period ending March 27, 1998. Not more than 120,000 additional shares of common stock can be repurchased between March 28, 1998 and March 27, 2001. All repurchases are limited to an aggregate maximum expenditure of approximately $4,000,000. Repurchases will be made in the open market, from time to time, in the discretion of management, based upon market, business, legal, regulatory, accounting and other factors. There is no minimum number of shares, which the Company is obligated to repurchase. The total number of shares purchased was 40,000 as of December 31, 1997.

Capital:

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-- and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that the Company and the Bank meet all capital adequacy requirements to which it is subject as of December 31, 1997.

As of December 31, 1997, the most recent notification from the regulatory agency categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed the Bank's category.

The Company and the Bank's actual capital amounts and ratios are presented in the following table.

                                                                                                                    To Be Well
                                                                                                                 Capitalized Under
                                                                                            For Capital          Prompt Corrective
                                                                          Actual         Adequacy Purposes:      Action Provisions:
                                                                     Amount      Ratio     Amount       Ratio      Amount
                                                                    ---------  ---------  ---------     -----     ---------
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1997:                                                                  (dollars in thousands)
Total Capital (to Risk-Weighted Assets):
  FCNB Corp.......................................................  $  76,450      11.92% $  51,328         8.0%        N/A
  FCNB Bank.......................................................  $  62,230       9.84% $  50,601         8.0%  $  63,252

Tier I Capital (To Risk-Weighted Assets):
  FCNB Corp.......................................................  $  70,737      11.03% $  25,664         4.0%        N/A
  FCNB Bank.......................................................  $  56,517       8.94% $  25,301         4.0%  $  37,951

Tier I Capital (To Average Assets):
  FCNB Corp.......................................................  $  70,737       8.10% $  26,193         3.0%        N/A
  FCNB Bank.......................................................  $  56,517       6.52% $  26,005         3.0%  $  43,341

As of December 31, 1996:

Total Capital (to Risk-Weighted Assets):
  FCNB Corp.......................................................  $  70,221      13.57% $  41,384         8.0%        N/A
  FCNB Bank(1)....................................................  $  62,033      12.04% $  41,217         8.0%  $  51,521

Tier I Capital (To Risk-Weighted Assets):
  FCNB Corp.......................................................  $  65,098      12.58% $  20,692         4.0%        N/A
  FCNB Bank(1)....................................................  $  56,910      11.05% $  20,608         4.0%  $  30,913

Tier I Capital (To Average Assets):
  FCNB Corp.......................................................  $  65,098       8.74% $  22,351         3.0%        N/A
  FCNB Bank(1)....................................................  $  56,910       7.74% $  22,064         3.0%  $  36,774


                                                                       Ratio
                                                                       -----
As of December 31, 1997:
----------------------------------------------------------------------------
Total Capital (to Risk-Weighted Assets):
  FCNB Corp.......................................................        N/ A
  FCNB Bank.......................................................        10.0%

Tier I Capital (To Risk-Weighted Assets):
  FCNB Corp.......................................................        N/ A
  FCNB Bank.......................................................         6.0%

Tier I Capital (To Average Assets):
  FCNB Corp.......................................................        N/ A
  FCNB Bank.......................................................         5.0%

As of December 31, 1996:

Total Capital (to Risk-Weighted Assets):
  FCNB Corp.......................................................        N/ A
  FCNB Bank(1)....................................................        10.0%

Tier I Capital (To Risk-Weighted Assets):
  FCNB Corp.......................................................        N/ A
  FCNB Bank(1)....................................................         6.0%

Tier I Capital (To Average Assets):
  FCNB Corp.......................................................        N/ A
  FCNB Bank(1)....................................................         5.0%

-------------------------------------------------------------------------------

N/A = Not applicable

(1) During 1997, the two banking affiliates of the Company were merged into one banking entity, named FCNB Bank. All data as of December 31, 1996 for FCNB Bank reflects the pro forma balance of the two affiliates (FCNB Bank and Elkridge Bank) as if the merger had taken place on December 31, 1996. Each individual affiliate was "well capitalized" as of year-end 1996 under the applicable regulatory guidelines.

Dividend reinvestment plan:

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for all Shareholders of the Company. This Plan provides that 181,913 shares, as adjusted for stock splits and stock dividends, of the Company's common stock will be reserved for issuance under the Plan. At December 31, 1997, reserved shares remaining for future issuance under this plan totaled 20,060. The terms of this Plan allow participating Shareholders to purchase additional shares of common stock in the Company by reinvesting the dividends paid on shares registered in their name, by making optional cash payments, or both. Shares purchased under the Plan with reinvested dividends or optional cash payments can be acquired at 97% of current market prices. Optional cash payments to this Plan are limited and may not exceed $2,500 in any calendar quarter.

Contributions to the Plan will be used by a designated agent to acquire common shares of the Company at current market prices. The Company reserves the right to amend, modify, suspend or terminate this Plan at any time at its discretion.

Special bad debt deduction:

The thrift institutions acquired by the Company were allowed special bad debt deductions limited generally to 8% of otherwise taxable income for the year beginning December 1, 1987 and thereafter. If the amounts, which qualify as deductions for income tax purposes, are later used for purposes other than to absorb loan losses, including distributions in liquidation, they will be subject to income tax at the applicable current rates. Retained earnings at December 31, 1997, 1996, and 1995 include $4,136,000, for which no provision for income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $1,601,000.

Note 14.  Fair value of financial instruments:

In accordance with the disclosure requirements of Statement of Financial Accounting Standards No. 107, the estimated fair values of the Company's financial instruments are as follows:

                                                            December 31, 1997          December 31, 1996
                                                            -----------------  ----------------------------------
                                                                Carrying          Fair      Carrying      Fair
                                                                 Amount          Value       Amount      Value
----------------------------------------------------------  -----------------  ----------  ----------  ----------
                                                                             (dollars in thousands)
FINANCIAL ASSETS
Cash and cash equivalents.................................     $    42,315     $   42,315  $   44,526  $   44,526
Loans held for sale.......................................             909            909       3,162       3,162
Investment securities.....................................         251,239        251,579     196,385     196,600
Net loans.................................................         568,392        571,689     492,872     496,564
                                                                  --------     ----------  ----------  ----------
Total financial assets....................................     $   862,855     $  866,492  $  736,945  $  740,852
                                                                  --------     ----------  ----------  ----------
                                                                  --------     ----------  ----------  ----------
FINANCIAL LIABILITIES
Deposits..................................................     $   616,512     $  617,929  $  587,074  $  587,832
Short-term borrowings.....................................         217,301        217,384     117,255     116,360
                                                                  --------     ----------  ----------  ----------
Total financial liabilities...............................     $   833,813     $  835,313  $  704,329  $  704,192
                                                                  --------     ----------  ----------  ----------
                                                                  --------     ----------  ----------  ----------

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of December 31, 1997 and 1996:

Cash and cash equivalents:

The fair value of cash and cash equivalents is estimated to approximate the carrying amounts.

Loans held for sale:

Fair value is estimated to equal the carrying amount due to their short holding period.

Investment securities:

Fair values are based on quoted market prices.

Loans:

Fair values are estimated for portfolios of loans with similar financial characteristics. Each portfolio is further segmented into fixed and adjustable rate interest terms by performing and non-performing categories.

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

Fair value for non-performing loans is based on estimated cash flows, which are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

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

Interest rate swaps:

The fair values of interest rate swaps are estimated based on the amount the Company would receive or pay to terminate the contracts or agreements. The carrying value of interest rate swaps related to interest rate risk management activities was immaterial at December 31, 1997 and 1996. The carrying value of such instruments, if any, includes any accrued interest receivable and/or payable balances

Note 15.  Transactions with related parties:

In the normal course of banking business, loans are made to officers and directors of the Company, as well as to their associates. Such loans are made in the ordinary course of business with substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. They do not involve more than normal risk of collectability or present other unfavorable features. An analysis of the activity during 1997 is as follows:

                                                                                                   (dollars in
                                                                                                   thousands)
                                                                                              ---------------------
Balance at December 31, 1996................................................................        $   8,554
                                                                                                       ------
New loans...................................................................................            1,266
Repayments..................................................................................             (590)
                                                                                                       ------
Balance at December 31, 1997................................................................        $   9,230
                                                                                                       ------
                                                                                                       ------

Note 16.  Commitments and contingencies:

Financial instruments:

In the normal course of business, there are outstanding commitments, contingent liabilities and other financial instruments that are not reflected in the accompanying consolidated financial statements. These include commitments to extend credit, standby letters of credit and interest rate swaps, which are some of the instruments used by the Company to meet the financing needs of its customers and to manage its own interest rate risk. These instruments involve, to varying degrees elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Any losses which may result from these transactions are not expected to have a material effect on the accompanying consolidated financial statements. Notional principal amounts often are used to express the volume of the transaction, but the amounts potentially subject to credit risk are much smaller. The contract or notional amount of each class of such instruments at December 31 was:




------------------------------------------------------------------------------------------  ----------  ----------
December 31,                                                                                   1997        1996
------------------------------------------------------------------------------------------  ----------  ----------
                                                                                             Contract/   Contract/
                                                                                             Notional    Notional
(dollars in thousands)                                                                        Amount      Amount
------------------------------------------------------------------------------------------  ----------  ----------
Financial instruments whose notional or contract amounts represent credit risk:
  Commitments to extend credit............................................................  $  130,578  $  104,047
  Standby letters of credit...............................................................       9,790       7,790
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Total.....................................................................................  $  140,368  $  111,837
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Financial instruments whose notional or contract amounts exceeded maximum credit risk:
  For interest rate risk management
  Interest rate swaps.....................................................................  $   10,000      --
                                                                                            ----------  ----------
Total.....................................................................................  $   10,000      --
                                                                                            ----------  ----------

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

As a financial institution, the Company assumes interest rate risk as a provider of banking services to its customers. This risk can be managed through derivative interest rate contracts, such as interest rate swaps. Changes in the fair value of such derivatives are generally offset by changes in the fair value of the underlying hedged asset or liability. For interest rate risk management purposes, the Company was using interest rate (pay-fixed) swaps with notional balances of $10,000,000 at December 31, 1997 to convert fixed rate loans to variable rates.

Legal proceedings:

The Company is subject to various legal proceedings which are incidental to the ordinary course of business. In the opinion of the management of the Company, there are no material pending legal proceedings to which the Company is a party or which involves any of its property.

Note 17.  FCNB Corp (Parent Company) condensed financial information:
FCNB Corp (Parent Company)


Balance Sheets
--------------------------------------------------------------------------------------------  ---------  ---------
December 31,                                                                                    1997       1996
--------------------------------------------------------------------------------------------  ---------  ---------
                                                                                                  (dollars in
                                                                                                   thousands)
ASSETS
Cash........................................................................................  $   4,042  $   6,488
Receivable from subsidiary banks............................................................      1,103        357
Investment securities available for sale-at fair value......................................     10,845      2,034
Investment in subsidiaries..................................................................     61,384     60,861
Other assets................................................................................      1,346        187
                                                                                              ---------  ---------
  Total assets..............................................................................  $  78,720  $  69,927
                                                                                              ---------  ---------
                                                                                              ---------  ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities.................................................................................  $   1,202  $     817
                                                                                              ---------  ---------
Common stock................................................................................      5,912      5,365
Surplus.....................................................................................     43,398     26,652
Retained earnings...........................................................................     24,792     36,589
Net unrealized gain on securities available for sale........................................      3,416        504
                                                                                              ---------  ---------
  Total shareholders' equity................................................................     77,518     69,110
                                                                                              ---------  ---------
  Total liabilities and shareholders' equity................................................  $  78,720  $  69,927
                                                                                              ---------  ---------
                                                                                              ---------  ---------

FCNB Corp (Parent Company)
Statements of Income

------------------------------------------------------------------------------------  ---------  ---------  ---------
For the years ended December 31,                                                        1997       1996       1995
------------------------------------------------------------------------------------  ---------  ---------  ---------
                                                                                          (dollars in thousands)
Income:
  Dividends from subsidiary banks...................................................  $   3,792  $  10,638  $   3,382
  Net securities gains..............................................................        173         82         47
  Other income, principally interest................................................        278        189         53
                                                                                      ---------  ---------  ---------
Total income........................................................................      4,243     10,909      3,482
Expenses............................................................................        344        843        634
                                                                                      ---------  ---------  ---------
Income before provision for income taxes and equity in undistributed (excess
  distributions of) earnings of subsidiaries........................................      3,899     10,066      2,848
Provision for income taxes (benefits)...............................................         (7)      (141)       (92)
                                                                                      ---------  ---------  ---------
Income before equity in undistributed (excess distributions of) earnings of
  subsidiaries......................................................................      3,906     10,207      2,940
Equity in undistributed (excess distributions of) earnings of subsidiaries..........      4,897     (4,340)     4,058
                                                                                      ---------  ---------  ---------
Net income..........................................................................  $   8,803  $   5,867  $   6,998
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

FCNB Corp (Parent Company)

Statements of Cash Flows
-------------------------------------------------------------------------------------  ---------  ---------  ---------
For the years ended December 31,                                                         1997       1996       1995
-------------------------------------------------------------------------------------  ---------  ---------  ---------
                                                                                           (dollars in thousands)
Cash flows from operating activities:
  Net income.........................................................................  $   8,803  $   5,867  $   6,998
  Adjustments to reconcile net income to net cash provided by operating activities:
  (Equity in undistributed) excess distribution of earnings of subsidiary............     (4,897)     4,340     (4,058)
  Noncash charitable contribution....................................................         98         64     --
  Net securities gains...............................................................       (173)       (82)       (47)
  Decrease (increase) in receivable from subsidiary bank.............................       (746)        93      1,258
  Decrease (increase) in other assets................................................     (1,159)       120        177
  Increase (decrease) in other liabilities...........................................       (590)       306        269
                                                                                       ---------  ---------  ---------
    Net cash provided by operating activities........................................      1,336     10,708      4,597
                                                                                       ---------  ---------  ---------
Cash flows from investing activities:
  Proceeds from sale of investment securities available for sale.....................        510        140         68
  Purchase of investment securities available for sale...............................     (6,330)    (1,360)      (173)
  Investment in subsidiary...........................................................      5,496     (1,490)    (2,284)
                                                                                       ---------  ---------  ---------
    Net cash (used in) investing activities..........................................       (324)    (2,710)    (2,389)
                                                                                       ---------  ---------  ---------
Cash flows from financing activities:
  Dividend reinvestment plan.........................................................        (18)       (11)       (11)
  Proceeds from issuance of common stock.............................................        185        449        130
  Repurchase of common stock.........................................................       (213)      (580)    --
  Cash dividends paid................................................................     (3,412)    (2,925)    (2,912)
                                                                                       ---------  ---------  ---------
    Net cash (used in) financing activities..........................................     (3,458)    (3,067)    (2,793)
                                                                                       ---------  ---------  ---------
Increase (decrease) in cash..........................................................     (2,446)     4,931       (585)
Beginning cash.......................................................................      6,488      1,557      2,142
                                                                                       ---------  ---------  ---------
Ending cash..........................................................................  $   4,042  $   6,488  $   1,557
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Supplemental schedule of noncash investing and financing activities:
  Surplus from stock options granted.................................................  $     151  $     117  $      80
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
  Fair value adjustment for securities available for sale,
    net of applicable deferred income tax effects....................................  $   1,790  $     (36) $     (58)
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
  Fair value adjustment for securities available for sale held in
    subsidiary bank, net of deferred income tax effects..............................  $   1,122  $      10  $   2,738
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

Note 18.  Current accounting developments:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which will become effective for fiscal years beginning after December 15, 1997. Comprehensive income, as defined by Statement 130, is the change in equity of a business enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. In addition to an enterprise's net income, change in equity components under comprehensive income reporting would also include such items as the net change in unrealized gain or loss on available-for-sale securities and foreign currency translation adjustments. Statement 130 requires disclosure of comprehensive income and its components with the same prominence as the Company's other financial statements. The Company is currently evaluating the alternative formats for reporting comprehensive income in 1998.

In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which will become effective for fiscal years beginning after December 15, 1997. Statement 131 establishes standards for the manner in which a publicly-held enterprise reports certain information about operating segments of their business in both their annual and interim financial reports provided to shareholders. The information required to be disclosed for an entity's operating segments not only consists of financial information, but also certain related disclosures of the segment's products and services, geographic areas, and major customers. The requirements of this new standard are being evaluated but the Company, currently believes that it will not have any segment reporting requirements related to this pronouncement.

Note 19.  Quarterly results of operations (unaudited):

The following is a summary of the Company's unaudited quarterly results of operations:

1997                                                            December 31   September 30   June 30    March 31
--------------------------------------------------------------  ------------  ------------  ---------  -----------
                                                                 (dollars in thousands, except per share amounts)
Interest income...............................................   $   16,728    $   16,282   $  15,447   $  14,734
Net interest income...........................................        8,208         8,132       8,061       7,778
Provision for credit losses...................................          415           452         231         231
Net securities gains..........................................          222           214          57          87
Income before income taxes....................................        3,454         3,527       3,418       2,622
Net income....................................................        2,379         2,367       2,207       1,850
Basic and diluted earnings per share..........................          .40           .40         .38         .31
                                                                ------------  ------------  ---------  -----------

1996                                                       December 31   September 30(2)   June 30   March 31(1)
---------------------------------------------------------  ------------  ---------------  ---------  -----------
                                                             (dollars in thousands, except per share amounts)
Interest income..........................................   $   14,243      $  13,832     $  13,079   $  13,499
Net interest income......................................        7,501          7,424         7,209       7,505
Provision for credit losses..............................          102             72            72          72
Net securities gains.....................................           22             10            96          65
Income before income taxes...............................        2,939          1,950         2,855       1,368
Net income (loss)........................................        1,902          2,921         1,853        (809)
Basic and diluted earnings (loss) per share..............          .32            .50           .31        (.14)
                                                           ------------       -------     ---------  -----------

------------------------

(1) During the quarter ended March 31, 1996, the Company recognized a current period income tax provision totaling $1,601,000, for the tax effects of certain pre-1988 tax reserves for bad debts originally deducted by Laurel.

(2) During the quarter ended September 30, 1996, certain tax laws were enacted that allowed the Company to reverse the provision for income taxes recognized on certain pre-1988 tax reserves in the first quarter of 1996. Additionally, the Company was assessed approximately $813,000 to recapitalize the Savings Association Insurance Fund (SAIF). The combined effect of these matters served to increase net income in the third quarter of 1996 by approximately $1,100,000.

Market For Registrant's Common Equity And Related Stockholder Matters

                                                                                                 1997
                                                                                  -----------------------------------
                                                                                  Price Range         Dividend
Quarterly stock prices and dividends(1)                                              High         Low      Declared
--------------------------------------------------------------------------------  -----------  ---------  -----------
First Quarter...................................................................   $   20.45   $   18.18   $     .13
Second Quarter..................................................................       20.00       18.18         .14

                                                                                                    1997
                                                                                   ---------------------------------------
                                                                                    Price Range         Dividend
Quarterly stock prices and dividends(1)                                                High          Low       Declared
---------------------------------------------------------------------------------  -------------  ---------  -------------
Third Quarter....................................................................        31.82        18.64          .15
Fourth Quarter...................................................................        31.59        27.73          .15
                                                                                                                      --
                                                                                                                      --
                                                                                         -----    ---------
                                                                                         -----    ---------

                                                                                                1996
                                                                                 ------------------------------------
                                                                                  Price Range        Dividend
Quarterly stock prices and dividends(1)                                              High         Low      Declared
--------------------------------------------------------------------------------  -----------  ---------  -----------
First Quarter...................................................................   $   20.00   $   16.14   $     .11
Second Quarter..................................................................       17.73       15.68         .12
Third Quarter...................................................................       18.18       15.45         .13
Fourth Quarter..................................................................       18.86       17.50         .13

------------------------

(1) The quarterly stock prices and dividends have been restated for the effects of a 10% stock dividend declared and paid in October 1997.

The stock prices are the high and low sale prices as recorded on the NASDAQ National Market. The Company trades on the NASDAQ National Market under the symbol FCNB.

Number of shareholders of record, December 31,1997 3,575

PRINCIPAL AFFILIATE

BALANCE SHEET

                                         December 31, 1997
                              ----------------------------------------
(Dollars in thousands)                   Assets             Liabilities and Equity
----------------------------  ----------------------------  ----------------------------------------------------
FCNB Bank                     Cash and due from banks       $27,329     Total deposits                $  620,554
7200 FCNB Court               Earning assets                830,394     Short-term borrowings            217,301
Frederick, MD 21703                                                     Accrued interest and               7,856
(301) 662-2191                                                          other liabilities

21 Offices                    Allowance for credit losses   (5,713)     Shareholders' equity              61,384
                              Other Assets                  55,085
                                                            ------                                    ----------
                                                                        Total liabilities
                              Total assets                  $907,095    and equity                    $  907,095
                                                            ------                                    ----------
                              Net income                    $8,689

Annual Meeting of Shareholders

Tuesday, April 21, 1998--7:00 p.m.
7200 FCNB Court
Frederick, Maryland 21703

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Phone (800) 937-5449

Analyst Contact
Alex C. Hart
Vice President, Investor Relations
Phone (301 or 800) 662-2191 or (301) 624-2340 Direct

Shareholder Contact
Kristen Howes
Senior Shareholders Relations Officer
Phone (301 or 800) 662-2191 or (301) 624-2306 Direct

Availability of 10-K Report

The annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to: Mark A. Severson, Senior Vice President and Treasurer, FCNB CORP, 7200 FCNB Court, Frederick, Maryland 21703.

Profile

FCNB CORP is a one bank holding company organized under the laws of the State of Maryland. FCNB Bank, a state-chartered commercial bank under the laws of the State of Maryland was converted from a national bank in June 1993, and was originally chartered in 1818. The Bank is engaged in a general commercial and retail banking business serving individuals and businesses in Frederick, Carroll, Howard, Prince George's, Anne Arundel and Montgomery counties located in Maryland. The deposits of the Bank are insured by the FDIC. FCNB Corp trades on the NASDAQ Stock market under the symbol "FCNB".

The following brokers are registered as market makers of FCNB Corp Common Stock:

Ferris, Baker, Watts & Co.                     Legg Mason Wood Walker, Inc.
365 West Patrick Street                        30 West Patrick Street
Frederick, MD 21701                            Frederick, MD 21701
(301) 662-6488                                 (301) 663-8833

F.J. Morrisey & Co., Inc.                      Ryan, Beck & Co.
1700 Market Street, Suite 1420                 3 Parkway
Philadelphia, PA 19102                         Philadelphia, PA 19102
(215) 563-8500                                 (800) 342-2325

Herzog, Heine, Geduld, Inc.                    Sandler O'Neill & Partners, L.P.
26 Broadway, 2nd Floor                         Two World Trade Center
New York, NY 10004                             104th Floor
(212) 908-4000                                 New York, NY 10048
                                               (800) 635-6860

Janney Montgomery Scott, Inc.                  Wheat First Securities, Inc.
1801 Market Street                             18 West Patrick Street
Philadelphia, PA 19103                         Frederick, MD 21701
(215) 665-6000                                 (301) 662-0002

Corporate Headquarters                         Subsidiary

FCNB Corp (MD)                                 FCNB Bank (MD)*
7200 FCNB Court                                7200 FCNB Court
Frederick, Maryland 21703                      Frederick, Maryland 21703
(301) 662-2191                                 (301) 662-2191

* The Bank is the principal subsidiary of FCNB Corp as of December 31, 1997. The voting securities of the Bank are owned entirely by FCNB Corp.