Form 10-K, Exhibit 13
period 1998-12-31
FCNB CORP
filed 1999-03-25
CIK 803644

FCNB CORP AND SUBSIDIARY

                                FINANCIAL REPORT

                                DECEMBER 31, 1998

THE YEAR IN SUMMARY
FCNB CORP

                                                                                 Years Ended December 31,
                                                                     ---------------------------------------------
                                                                          1998            1997(1)          1996(1)
                                                                          ----            -------          -------
                                                                    (dollars in thousands, except per share data)
Net income                                                            $ 8,061          $10,096           $6,876
Net income before merger-related expenses                              11,222           10,381            8,787
Per share data(2):
     Basic earnings                                                       .80             1.01              .69
     Diluted earnings                                                     .80             1.01              .69
     Basic earnings before merger-related expenses                       1.12             1.04              .88
     Diluted earnings before merger-related expenses                     1.11             1.03              .88
     Cash dividends declared                                             .436             .340             .301
     Book value at period-end                                            9.01             8.81             7.86
     Shares outstanding at period-end                              10,060,714        9,988,312        9,969,334
     Weighted average shares outstanding:
       Basic                                                       10,024,630        9,975,300        9,975,655
       Diluted                                                     10,114,648       10,042,062       10,010,407

Return on average assets                                                  .70%            1.04%             .84%
Return on average assets before merger-related expenses                   .98             1.06             1.07
Return on average shareholders' equity                                   8.80            12.35             9.24
Return on average shareholders' equity before
  merger-related expenses                                               12.25            12.70            11.81


                                                                                   December 31,
                                                                     ------------------------------------------
                                                                       1998            1997(1)          1996(1)
                                                                       ----            -------          -------
                                                                                 (dollars in thousands)
Total Assets                                                        $1,337,224      $1,083,898         $911,945
Loans, net of unearned income                                          727,566         674,568          583,826
Deposits                                                               851,819         745,486          690,710
Federal funds purchased and securities sold
 under agreements to repurchase                                         92,287          84,827           55,203
Other short-term borrowings                                            248,155         154,793           78,593
Long-term debt                                                          40,250              --               --
Shareholders' equity                                                    90,610          88,016           78,332

Banking facilities                                                          32              25               25

--------
(1) The  financial  data for 1997 and 1996  has been  restated  to  include  the
    effects  of  the   acquisitions   of  Capital   Bank,   N.A.  and  Frederick
    Underwriters,  Inc. in 1998, accounted for as poolings of interests.

(2) Per share data has been restated for the effects of a four-for-three stock split effected in the form of a 33% stock dividend declared in July 1998 and paid in August 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

This section of the report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to FCNB Corp and its principal wholly-owned subsidiary FCNB Bank's (collectively, the "Company") beliefs, expectations, anticipations and plans regarding, among other things, general economic trends, interest rates, product expansions and other matters. Such statements are subject to numerous uncertainties, such as federal monetary policy, inflation, employment, profitability and consumer confidence levels, both nationally and in the Company's market area, the health of the real estate and construction market in the Company's market area, the Company's ability to develop and market new products and to enter new markets, competitive challenges in the Company's market, legislative changes and other factors, and as such, there can be no assurance that future events will develop in accordance with the forward looking statements contained herein.

Additionally, the Company's future financial performance may be adversely impacted by the inability of the Company to cause its information, communications and environmental systems to be capable of correctly recognizing and processing dates after December 31, 1999 ("Y2K Compliant") as currently anticipated, and in any event, prior to January 1, 2000. Factors which may cause actual results to differ from current Y2K Compliance plans include increased costs of achieving Y2K Compliance, delayed timeframes for implementing and testing Y2K Compliance measures, and delays by the Company's vendors in becoming Y2K Compliant, or the inability of such vendors to become Y2K Compliant prior to January 1, 2000. Additionally, the Company's performance may be adversely affected by the failure of its customers or governmental authorities to become Y2K Compliant prior to January 1, 2000. Because of these uncertainties and the assumptions on which statements in this document are based, actual future results may differ materially from those contemplated by such statements.

The following paragraphs provide an overview of the financial condition and results of operations of the Company. This discussion is intended to assist the readers in their analysis of the accompanying consolidated financial statements and notes thereto.

In June 1998, the Company assumed $44.80 million of deposit liabilities, and purchased $126,000 of loans, $849,000 of fixed assets, and recorded $2.30 million of intangible assets, relating to four branches of First Virginia
Bank-Maryland located in Gaithersburg, Germantown, Poolesville and Silver Spring, Maryland, and three branches of its sister bank, Farmers' Bank of Maryland, located in Catonsville, Pikesville and Reisterstown, Maryland.

In November 1998, the Company consummated the acquisition of Capital Bank, National Association, Rockville, Maryland ("Capital"), in which Capital was merged with and into FCNB Bank, Frederick, Maryland, the Company's wholly owned subsidiary bank (the "Bank"), with the Bank surviving the Merger. The Company issued 1,776,966 shares of its Common Stock in a tax-free transaction, which was accounted for as a pooling of interests. As of November 19, 1998, the effective date of the transaction, Capital had total assets of approximately $165.96 million, deposits of $136.07 million, and total shareholders' equity of $12.36 million. The Company incurred pretax one-time charges of approximately $1.66 million associated with this acquisition. Capital has branches located in Rockville, Maryland, Tysons Corner,Virginia, and Friendship Heights and Farragut Square in the District of Columbia.

In  December  1998,  the  Company   consummated  the  acquisition  of  Frederick
Underwriters, Inc. headquartered in Frederick, Maryland and its affiliated agencies - Phillips Insurance Agency, Inc. and Carroll County Insurance Agency, Inc. (collectively, "Frederick Underwriters"). The Company issued 413,317 shares of FCNB Common Stock in a tax-free transaction, which was accounted for as a pooling of interests. With 1997 revenues approaching $6 million, Frederick Underwriters is one of the largest independent insurance agencies in the state of Maryland.

On July 20, 1998, FCNB Capital Trust, a newly-formed subsidiary the Company, issued 1,610,000 of its 8.25% Cumulative Trust Preferred Securities (the "Preferred Securities") in an underwritten public offering for an aggregate price of $40.25 million. Proceeds of the Preferred Securities were invested in the 8.25% Subordinated Debentures (the "Subordinated Debentures") of the Company. After deducting underwriter's compensation and other expenses of the offering, net proceeds of $38.54 million were available to the Company to increase capital and for general corporate purposes, including use in investment activities and the Bank's lending activities.

Throughout the discussion on the financial performance of the Company, the yield on interest-earning assets, the net interest spread, the net interest margin, the risk-based capital ratios, and the leverage ratio exclude the effects of applicable fair value adjustments. However, the return on average assets, the return on average equity, and the book value per share at period-end include the effects of applicable fair value adjustments.

The following analysis of the Company's operating results is presented on a consolidated basis. Net income was $8.06 million in 1998 compared to $10.10 million in 1997. Basic and diluted earnings per share were $.80 in 1998 compared to $1.01 in 1997. Net income in 1998 was reduced by one time merger related charges. The Company has been notified by the Internal Revenue Service (the Service) that the Service has taken under review the company's treatment of an income tax reserve for bad debts relating to the Company's 1996 acquisition of Laurel Bancorp, Inc. ("Laurel") and its subsidiary thrift. As a part of its acquisition of Laurel, the Company assumed an unrecorded deferred tax liability of approximately $1.6 million related to the special bad debt deduction for years before December 1, 1988 which thrifts were allowed. The Company determined that recognition of the deferred tax liability was not required as a result of the merger of Laurel and its subsidiary into the Company and its subsidiary bank. The Service has raised issues related to the availability of an exemption from recapture of the bad debt reserve. The Company is reviewing the Service's position. The Company intends to vigorously contest the additional assessment, but has accrued $1.75 million as a reserve against such liability, which has been considered a merger-related expense for financial reporting purposes. In connection with the acquisition of Capital Bank, N.A. ("Capital") in 1998, accounted for as a pooling of interests, certain costs incurred to effect the combination were charged to expense and deducted in determining the results of operations. The specific one-time costs associated with this merger that were charged to the Company's results of operations principally reflected: (1) salaries and employee benefits associated with change-in-control payments totaling approximately $632,000; (2) legal, accounting, financial advisor fees, and other conversion costs of approximately $1.03 million. Net income before these specific one-time merger-related costs was $11.22 million in 1998, while earnings per basic share were $1.12 and per diluted share were $1.11 for 1998. In connection with the Elkridge Bank consolidation into the Bank in 1997, the Company incurred $460,000 of merger-related expenses. Net income in 1997 before the one-time merger-related costs was $10.38 million, or $1.04 per basic share and $1.03 per diluted share.

Return on average assets and return on average shareholders' equity are key measures of earnings performance. Return on average assets measures the ability of a bank to utilize its assets in generating income. Return on average assets was .70% in 1998 and 1.04% in 1997. Return on average shareholders' equity, which measures the income earned on the capital invested, was 8.80% in 1998 compared to 12.35% in 1997. However, before the specific one-time merger-related costs the return on average assets was .98% in 1998 and 1.06% in 1997, and the return on average shareholders' equity was 12.25% in 1998 and 12.70% in 1997.

During 1998, the Company experienced modest loan growth that resulted in a $53.00 million increase in loans, net of unearned income, or 7.9% over the level at the end of 1997.

Noninterest income increased $3.14 million (25.0%) from the level in 1997 while noninterest expenses increased $6.11 million (17.7%) during the same period. Included in the noninterest expenses are merger-related costs of $1.94 million in 1998 and $460,000 in 1997. If these amounts were excluded, noninterest expenses would have risen in 1998 by $4.63 million (13.6%).

The Company routinely explores opportunities for additional growth and expansion of its core banking business and related activities, including the acquisition of companies engaged in banking or other related activities, and internally generated growth. There can be no assurance, however, that the Company will be able to grow, or if it does that any such growth or expansion will result in an increase in the Company's earnings, dividends, book value or market value of its securities.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Table 1, "Comparative Statement Analysis," shows average balances of asset and liability categories, interest income and interest paid, and average yields and rates for the periods indicated.

NET INTEREST INCOME

Net interest income is generated from the Company's lending and investment activities, and is the most significant component of the Company's earnings. Net interest income is the difference between interest and rate-related fee income on earning assets (primarily loans and investment securities) and the interest paid on the funds (primarily deposits and short-term borrowings) supporting them. To facilitate analysis, net interest income is presented on a taxable-equivalent basis to adjust for the tax-exempt status of certain loans and investment securities. This adjustment, based on the statutory federal income tax rate of 35% in 1998 and 1997, increases the tax-exempt income to an amount representing an estimate of what would have been earned if that income were fully taxable.

Taxable-equivalent net interest income was $41.91 million in 1998, increasing 7.6% from the $38.95 million in 1997. The Company's average interest-earning assets increased 17.6% to $1.05 billion during 1998. This increase was funded primarily by an 18.7% increase in the Company's average interest-bearing liabilities and by an 18.6% increase in the Company's average noninterest-bearing deposits during the year.

The Company's net interest margin (taxable-equivalent net interest income as a percent of average interest-earning assets) was 3.98% in 1998, as compared to 4.35% in 1997. This decrease in net interest margin principally reflects the impact of the change in the spread between yields on average interest-earning assets and rates paid on average interest-bearing liabilities realized during 1998. This spread decreased by 35 basis points in 1998. During the year, the rate paid on average interest-bearing liabilities increased 13 basis points, while the yield on average interest-earning assets decreased 22 basis points.

The average yield on the investment portfolio fell 6 basis points during 1998 compared to 1997. The average yield on the loan portfolio decreased by 13 basis points, reflecting the impact of competitive pressures. The rates paid on short-term borrowings decreased by 16 basis points. The rate of interest earned on interest-earning assets and the rate paid on interest-bearing liabilities, while significantly affected by the actions taken by the Federal Reserve to control economic growth, are influenced by competitive factors within the Company's market. Competitive pressures during 1998 in the Company's market area for both loans and the funding sources needed to satisfy loan demand caused its net interest spread to narrow. The Company's management feels that competitive pressures will cause the net interest spread to continue to be under pressure. Therefore, the Company is currently pursuing operating efficiencies through improved technology and is adding new products and services to enhance its level of noninterest income. There can be no assurance that these benefits will be realized.

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

Table 1: Comparative Statement Analysis

                                                         Years ended December 31,
                               -----------------------------------------------------------------------------------------------------
                                               1998                                1997                         1996
                               ------------------------------   -------------------------------  -----------------------------------
                                Average    Interest   Average    Average     Interest   Average   Average      Interest    Average
                                daily      income(2)   yield/     daily      income(2)   yield/    daily       income(2)    yield/
                              balance(1)   /paid(2)     rate    balance(1)   / paid(2)    rate    balance(1)  /paid(2)(4)   rate
                              ----------   --------     ----    ----------   ---------    ----    ----------  -----------   ----
                                                                   (dollars in thousands)

ASSETS
Interestearning assets:
  Interestbearing
   deposits in
   other banks               $      844    $     76     9.01%   $   1,960    $    100     5.10%  $   2,763     $    174   6.30%
  Federal funds sold             28,637       1,590     5.55       21,620       1,196     5.53      24,136        1,243   5.15
  Loans held for sale             3,082         153     4.96        1,105          72     6.52       3,287          237   7.21
  Investment securities:
   Taxable                      322,098      20,535     6.38      238,993      15,292     6.40     180,905       11,539   6.38
   Nontaxable                     4,840         502    10.36        4,698         517    11.00       6,664          765  11.48
     Total invest-
      ment securities           326,938      21,037     6.43      243,691      15,809     6.49     187,569       12,304   6.56
  Loans(3), net of
    unearned income             694,237      62,891     9.06      627,955      57,723     9.19     535,778       49,334   9.21
     Total interest-earning
      assets                  1,053,738      85,747     8.14      896,331      74,900     8.36     753,533       63,292   8.40

Noninterest-earning
 assets                          91,244                            77,061                           64,412
Net effect of unrealized
 gain (loss) on securities
 available for sale               4,004                             1,528                              266
  Total assets               $1,148,986                          $974,920                         $818,211

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Interest-bearing
 liabilities:
   NOW/SuperNOW accounts       $ 70,040    $  1,286     1.84%   $  63,173   $   1,198     1.90%   $ 64,532      $ 1,349   2.09%
   Savings accounts              80,677       1,979     2.45       82,423       2,124     2.58      86,198        2,643   3.07
  Money market accounts         129,267       4,504     3.48      106,015       3,311     3.12     102,255        3,273   3.20
  Certificates of deposit
    and other time deposits
    less than $100,000          307,207      16,725     5.44      295,839      16,022     5.42     246,671       13,021   5.28
   Certificates of deposit
    and other time deposits
    of $100,000 or more          84,131       4,783     5.69       63,095       3,556     5.64      56,936        2,994   5.26
   Federal funds purchased
    and securities sold
    under agreements to
    repurchase                   59,301       2,919     4.92       63,717       3,428     5.38      37,173        1,884   5.07
   Other short-term
    borrowings                  184,727      10,112     5.47      111,989       6,307     5.63      47,996        2,883   6.01
   Long-term debt                18,069       1,527     8.45           --          --    --          5,901          406   6.88

Total interest-bearing          -------      ------     ----      -------      ------     ----     -------       ------   ----
 liabilities                    933,419      43,835     4.70      786,251      35,946     4.57     647,662       28,453   4.39
                                -------      ------     ----      -------      ------     ----     -------       ------   ----


Noninterest-bearing
 deposits                       113,751                            95,879                           86,537
Noninterest-bearing
 liabilities                     10,241                            11,042                            9,622
     Total liabilities        1,057,411                           893,172                          743,821
Shareholders' equity             87,571                            80,220                           74,124
Net effect of unrealized
 gain (loss) on securities
 available for sale               4,004                             1,528                              266
     Total shareholders'
      equity                     91,575                            81,748                           74,390
     Total liabilities
      and shareholders'
      equity                 $1,148,986                          $974,920                         $818,211
Net interest income                         $41,912                           $38,954                           $34,839
Net interest spread                                     3.44%                           3.79%                             4.01%
Net interest margin                                     3.98%                           4.35%                             4.62%

----------
(1) The average daily balances for investment securities exclude the effects of applicable fair value adjustments.

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

(3) Nonaccruing loans, which include impaired loans, are included in the average balances. Net loan fees included in interest income totaled $2,253,000, $1,663,000 and $1,344,000 for 1998, 1997 and 1996, respectively.

(4) The interest paid in 1996 includes $108,000 of capitalized construction period interest.

Table 2: Rate/Volume Analysis

                                   1998 compared to 1997              1997 compared to 1996                1996 compared to 1995
                                 ----------------------------      ------------------------------     -----------------------------
                                      Increase                          Increase                          Increase
                                     (decrease)            Net          (decrease)          Net          (decrease)         Net
                                      due to            increase          due to          increase         due to         increase
                                 -----------------     ----------    -----------------   ----------  -----------------   ----------
                                 Volume    Rate(1)     (decrease)    Volume    Rate(1 )  (decrease)   Volume   Rate(1)   (decrease)
                                 ------    -------     ----------    ------    --------  ----------   ------   -------   ----------
                                                                 (dollars in thousands)
Interest Income
Interestearning assets:
   Interestbearing deposits
    in other banks               $  (57)    $  33        $  (24)  $   (51)   $  (23)     $   (74)  $  (221)   $  (16)      $  (237)
   Federal funds sold               388         6           394      (130)       83          (47)      427      (184)          243
   Loans held for sale              129       (48)           81      (157)       (8)        (165)      133        22           155
   Investment securities:
     Taxable                      5,319       (76)        5,243     3,705        48        3,753       942      (199)          743
   Nontaxable(2)                     16       (31)          (15)     (226)      (22)        (248)     (988)      (82)       (1,070)
          Loans(3)                6,091      (923)        5,168     8,488       (99)       8,389     5,318      (937)        4,381
Total interest
 income(6)                       11,886    (1,039)       10,847    11,629       (21)      11,608     5,611    (1,396)        4,215

Interest Paid
Interestbearing
 liabilities:
   Savings deposits(4)         $    811  $    325     $   1,136  $    (24)$    (608)   $    (632)  $   179  $   (300)    $    (121)
   Time deposits                  1,801       129         1,930     2,919       644        3,563     1,921      (449)        1,472
   Federal funds purchased and
    securities sold under
    agreements to repurchase       (238)     (271)         (509)    1,345       199        1,544       557      (174)          383
   Other short-term
    borrowings                    4,096      (291)        3,805     3,844      (420)       3,424       849         7           856
   Long-term debt                 1,527        --         1,527      (406)       --         (406)     (124)       --          (124)
          Total interest
           paid(5) (6)            7,997      (108)        7,889     7,678      (185)       7,493     3,382      (916)        2,466
Net interest income             $ 3,889    $ (931)      $ 2,958   $ 3,951     $ 164      $ 4,115   $ 2,229    $ (480)      $ 1,749

------------

(1) The volume/rate variance is allocated entirely to changes in rates.

(2) Taxable-equivalent adjustments of $176,000 for 1998, $158,000 for 1997, and $171,000 for 1996 are included in the calculation of nontaxable investment securities rate variances.

(3) Taxable-equivalent adjustments of $150,000 for 1998 and $67,000 for 1997 are included in the calculation of loan rate variances.

(4) Savings  deposits include  NOW/SuperNOW,  savings and money market accounts.

(5) Total interest paid includes capitalized construction period interest of $108,000 for 1996.

(6) The statement of income for 1996 includes the results of operations for Laurel for the thirteen-month period from December 1, 1995 to December 31, 1996. To facilitate the analysis in this table for 1996, Laurel's interest income and interest expense, totaling $755,000 and $358,000, respectively, for the month of December 1995, have been eliminated.

NONINTEREST INCOME

Noninterest income increased by $3.14 million or 25.0% in 1998. Gains realized from the sale of mortgage loans in the secondary market were $751,000 in 1998 and $407,000 in 1997. Noninterest income from gains realized on the sale of mortgage loans is directly affected by the volume of mortgage loans settled, which is significantly influenced by increases and decreases in the level of interest rates. In periods of rising interest rates, mortgage loan production typically declines, whereas in periods of declining interest rates mortgage loan production increases. As a result, this source of noninterest income will be highly influenced by the level and direction of future interest rate changes. In 1998 and 1997, servicing fee income totaled $311,000 and $374,000, respectively. Servicing income on mortgage loans originated and sold however, is expected to make a smaller contribution to noninterest income since, currently, the Company is not retaining servicing rights on mortgages sold. The increase in other operating income includes approximately $1.22 million in 1998 and $600,000 in 1997 attributable to the implementation of a bank-owned life insurance program that generates tax-exempt income intended to partially offset the cost of employee benefit programs.

The increase in service fees on deposit accounts is attributable, in part, to price increases, but primarily to increases in account volume and activity.

The Company is adding new products and services to strengthen its ratio of noninterest income to total revenue to mitigate the effect of its decreasing net interest spread. Some of these products are fee-based and, accordingly, the income from these products is less sensitive to fluctuations in the level of interest rates. The Company offers asset management and trust services and in December 1997, the Company began to offer Financial Planning and Investment Services. This new division offers customers comprehensive financial planning as well as investment and insurance products. In 1998, the Company acquired Frederick Underwriters as discussed in the "General" section above, to increase its noninterest income and to expand its revenue sources. The Company is actively promoting new commercial cash management services to increase noninterest income. Additionally, revenue from service charges on deposit accounts will continue to increase as the volume of accounts maintained expands.

The Company's management is committed to developing and offering innovative, market-driven products and services that will generate additional sources of noninterest income. However, the future results of any of these products or services cannot be predicted at this time.

NONINTEREST EXPENSES

Noninterest expenses increased $6.11 million in 1998. However if the merger related costs of $1.94 million in 1998 and $460,000 in 1997 are excluded from this comparison, noninterest expenses for 1998 increased $4.63 million. Total salaries and employee benefits increased $2.61 million or 13.9% in 1998. The increase in salaries and benefits reflects general merit and cost-of-living adjustments, plus the cost of additional staffing for the seven First Virginia branches acquired in June 1998, additional mortgage lending staff hired in August 1998, and the opening of the Financial Planning division in December 1997.

Net occupancy and equipment expenses increased $650,000 (18.0%) and $752,000 (30.5%), respectively, compared to those incurred during 1997. The increase in occupancy expenses is primarily attributable to seven new branches discussed above. The increase in equipment expenses is primarily associated with increased depreciation and higher ATM and communication expenses.

Other operating expenses increased $615,000 (6.7%) in 1998 compared to the prior year. See Note 13 to the consolidated financial statements for a schedule showing a detailed breakdown of the Company's more significant other operating expenses

INCOME TAXES

Income tax expense from operating activities decreased to $5.03 million in 1998, compared to $5.07 million in 1997, reflecting the lower level of pre-tax income in 1998. The Company's effective tax rate from operating activities was 33.9% in 1998, compared to 33.4% in 1997. The Company's income tax expense differs from the amount computed at statutory rates primarily due to tax-exempt income from certain loans, investment securities and the bank-owned life insurance program. Additionally, the Company derives income tax benefits from its subsidiary located in the state of Delaware that holds and manages a portion of its investment portfolio. Note 12 to the consolidated financial statements reconciles expected income taxes at statutory rates for the past three years with income tax expense included in the consolidated statements of income. For a discussion related to the thrift bad debt reserve recapture, see the "General" section.

MARKET RISK, LIQUIDITY AND INTEREST RATE SENSITIVITY

Asset/liability management involves the funding and investment strategies necessary to maintain an appropriate balance between interest sensitive assets and liabilities. It also involves providing adequate liquidity while sustaining stable growth in net interest income. Regular review and analysis of deposit and loan trends, cash flows in various categories of loans, and monitoring of interest spread relationships are vital to this process.

The conduct of our banking business requires that we maintain adequate liquidity to meet changes in the composition and volume of assets and liabilities due to seasonal, cyclical or other reasons. Liquidity describes the ability of the Company to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the customers of the Company, as well as for meeting current and future planned expenditures. This liquidity is typically provided by the funds received through customer deposits, investment maturities, loan repayments, borrowings, and income. Management considers the current liquidity position to be adequate to meet the needs of the Company and its customers.

The Company seeks to limit the risks associated with interest rate fluctuations by managing the balance between interest sensitive assets and liabilities. Managing to mitigate interest rate risk is, however, not an exact science. Not only does the interval until repricing of interest rates on assets and liabilities change from day to day as the assets and liabilities change, but for some assets and liabilities, contractual maturity and the actual maturity experienced are not the same. For example, mortgage-backed securities may have contractual maturities well in excess of five years but, depending upon the interest rate carried by the specific underlying mortgages and the current prevailing rate of interest, these securities may be repaid in a shorter time period. Accordingly, mortgage-backed securities and collateralized mortgage obligations that have average stated maturities in excess of five years are evaluated as part of the asset/liability management process using their expected average lives due to anticipated prepayments. Loans held for sale which have a contracted maturity of five to thirty years are included in the one year or less time frame since they are available to be sold at any time and are carried at the lower of cost or fair value. Similarly, NOW/SuperNOW accounts, by contract, may be withdrawn in their entirety upon demand and savings deposits may be withdrawn on seven days notice. While these contracts are extremely short, it is the Company's belief that these accounts turn over at the rate of five percent (5%) per year. The Company therefore treats them as having maturities staggered over all periods. If all of the Company's NOW/SuperNOW and savings accounts were treated as repricing in one year or less, the cumulative negative gap at one year or less would be $(391.03) million or 29.24% of total assets. Due to their very liquid nature, the entire balance of money market accounts is assumed to be repriced within one year.

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

As noted, the Company assumes a degree of interest rate risk as a provider of banking services to its customers. This risk can be reduced through derivative interest rate contracts, such as interest rate swaps. At December 31, 1998, the Company had one outstanding interest rate swap instrument which is used to convert certain fixed rate assets to variable rates as part of its interest rate risk management strategy. Because financial derivatives typically do not have actual principal dollars transferred between the parties, notional principal amounts are used to express the volume of such transactions. However, the notional amount of derivative contracts does not represent direct credit exposure, which the Company believes is a combination of current replacement cost of those instruments with a positive market value plus an amount for prospective market movement. The Company has established policies governing derivative activities, and the counterparties used by the Company are considered high quality credit risks. There were no past due amounts or reserves for possible derivative credit losses at December 31, 1998, nor has the Company experienced any charge-offs related to the credit risk of derivative transactions.

The notional amount of the Company's interest rate swap was $10.0 million at December 31, 1998. This instrument matures in November 2004.

The following table, "Interest Rate Sensitivity Analysis," summarizes, as of December 31, 1998, the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities, the Company's interest rate sensitivity gap (interest-earning assets less interest-bearing liabilities), the Company's cumulative interest rate sensitivity gap, and the Company's cumulative interest sensitivity gap ratio (cumulative interest rate sensitivity gap divided by total assets). A negative gap for any time period means that more interest-bearing liabilities will reprice or mature during that time period than interest-earning assets. During periods of rising interest rates, a negative gap position would generally decrease earnings, and during periods of declining interest rates, a negative gap position would generally increase earnings. The converse would be true for a positive gap position. Therefore, a positive gap for any time period means that more interest-earning assets will reprice or mature during that time period than interest-bearing liabilities. During periods of rising interest rates, a positive gap position would generally increase earnings, and during periods of declining interest rates, a positive gap position would generally decrease earnings.

Interest Rate Sensitivity Analysis - December 31, 1998

                                                                  Interest sensitivity period
                                            ---------------------------------------------------------------------------------------
                                                                                   After 1
                                               3 or less        4 to 12            through            After 5
                                                months           months            5 years             years              Total
                                                ------           ------            -------             -----              -----
                                                                      (dollars in thousands)
INTEREST-EARNING ASSETS
Interest-bearing deposits
 in other banks                            $     1,334         $      --        $        --       $        --         $     1,334
Federal funds sold                              47,262                --                 --                --              47,262
Loans held for sale:
   Fixed rate                                    5,087                --                 --                --               5,087
Investment securities:(1)
   Fixed rate                                   29,978                --            106,224           203,731             339,933
   Variable rate                                36,263            39,583                                   --              75,846
Loans:(2)
   Fixed rate                                  106,312            88,565            271,365            95,272             561,514
   Variable rate                               159,815                --                 --                --             159,815
    Total interest-earning
       assets                                 $386,051          $128,148           $377,589          $299,003          $1,190,791

INTEREST-BEARING LIABILITIES
Deposits:
   NOW/SuperNOW accounts
    and savings                               $  2,119         $   6,357          $  33,903          $127,136            $169,515
   Money market accounts                       149,450                --                 --                --             149,450
   Certificates of deposit and
    other time deposits:
     Fixed rate                                 80,795           191,087            107,634                82             379,598
     Variable rate                              13,936                --                 --                --              13,936
Federal funds purchased and securities
 sold under agreements to repurchase            92,287                --                 --                --              92,287
Other short-term borrowings:
     Fixed rate                                137,155            71,000             40,000                --             248,155
Long-term debt:
     Fixed rate                                     --                --                 --            40,250              40,250

       Total interest-bearing
             liabilities                      $475,742          $268,444           $181,537          $167,468          $1,093,191

Interest-earning assets less
 interest-bearing liabilities ("Gap")         $(89,691)        $(140,296)          $196,052          $131,535             $97,600
Cumulative Gap                                $(89,691)        $(229,987)         $ (33,935)          $97,600             $97,600
Cumulative Gap as a percentage of
 total assets                                    (6.71)%          (17.20)%             2.54%             7.30%               7.30%

---------

(1) Excludes  non-rate   sensitive  equity   securities.   Reflects  fair  value
    adjustments for securities  available for sale.

(2) Includes consumer loans net of unearned income, and excludes nonaccrual and impaired loans.

In addition to the gap method of monitoring interest rate sensitivity, the Company also employs computer model simulations. Interest rate risk ("IRR") management has various sources and it is not simply the risk from rates rising and falling. In fact, there are four sources of IRR: repricing risk, basis risk, yield curve risk, and option risk. Gap modeling only focuses on repricing risk. Income simulations that incorporate cash flow analyses: (1) measure the size and direction of interest rate exposure under a variety of interest rate and yield curve shape scenarios; (2) provides the opportunity to capture all critical elements such as volume, maturity dates, repricing dates, prepayment volumes, and hidden options such as caps, floors, puts, and calls; (3) utilizes the data to clearly focus attention on critical variables; (4) are dynamic; and (5) reflect changes in prevailing interest rates which affect different assets and liabilities in different ways. These simulations are run on a monthly basis using an interest rate ramping technique to determine the effects on the Company's net interest income, assuming a gradual increase or decrease in interest rates. The Company has an interest rate risk management policy that limits the amount of deterioration in net interest income, associated with an assumed interest rate shock of +/-100, +/-200, and +/-300 basis points change in interest rates, to no more than 7.5% (+/-100), 10.0% (+/-200), and 12.5%
(+/-300) of net interest income. The model results as of December 31, 1998 are as follows:



Change in Interest Rate Assumption            +100bp       +200bp       +300bp       -100bp       -200bp      -300bp
----------------------------------            ------       ------       ------       ------       ------      ------
                                                                      (dollars in thousands)
Net interest income-increase (decrease)      $(1,107)     $(2,319)     $(3,357)      $1,088       $2,070      $2,471
Net interest income- % change                  (2.64)       (5.53)       (8.00)        2.59         4.93        5.89



RISK MANAGEMENT INSTRUMENTS

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

Upon early termination of derivative instruments accounted for under the accrual method, the net proceeds received or paid are deferred, if material, in the accompanying consolidated balance sheets and amortized to the interest income or expense of the related asset or liability over the lesser of the remaining contractual life of the instrument or the maturity of the related asset or liability. At December 31, 1998 and 1997, there were no deferred gains or losses arising from the termination of instruments qualifying for accrual accounting prior to maturity.

INVESTMENT PORTFOLIO

Investment securities represent the second largest component of earning assets, at 28% of average earning assets in 1998 and 25% in 1997. The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for secured public funds, repurchase agreements and other short-term borrowings. The investment portfolio averaged $326.94 million in 1998, compared to $243.69 million in 1997. The average tax-equivalent yield on the portfolio decreased 6 basis points to 6.43% in 1998. During 1998, the Company increased the investment portfolio by approximately $64.56 million in arbitrage transactions. An arbitrage transaction is one in which the Company borrows funds from the Federal Home Loan Bank of Atlanta and purchases investment securities. The Company will recognize the spread between the yield earned from the investment securities and the rate paid on the borrowed funds. The investment portfolio also increased due to the funds received from the Trust Preferred Securities transaction in July 1998.

As of December 31, 1998, the gross unrealized losses in the Company's investment portfolio were $46,000 in the held-to-maturity investment portfolio and $2.17 million in the available-for-sale investment portfolio compared to $212,000 and $235,000, respectively, as of December 31, 1997. As of December 31, 1998, the gross unrealized gains in the Company's investment portfolio were $470,000 in the held-to-maturity investment portfolio and $8.46 million in the available-for-sale investment portfolio compared to $553,000 and $5.80 million, respectively, as of December 31, 1997. The investment portfolio had an average life of 5.6 years, with an estimated average tax-equivalent yield of 6.12%, at December 31, 1998. Since the Company's held-to-maturity investment portfolio includes fixed rate investment securities that have below market interest rates, the future operating results of the Company would be negatively impacted in an increasing rate environment. This reduction in net interest income would result because the cost of funding the Company's operations increases, while the income earned on the held-to-maturity portfolio remains constant.

INVESTMENT PORTFOLIO DISTRIBUTION-BOOK VALUE (AMORTIZED COST)

                                                      December 31,
                                               -------------------------------
                                               1998(1)      1997(1)    1996(1)
                                               -------      -------    -------
                                                   (dollars in thousands)
U.S. Treasury and other U.S. government
 agencies and corporations                    $338,777     $235,080     $188,855
State and political subdivisions                 5,670        3,690        5,138
Other securities                               100,480       34,894       23,927
     Total                                    $444,927     $273,664     $217,920

---------
(1) Reflects the cost of securities purchased, adjusted for premium amortization and discount accretion, which differs from the amounts reflected in the consolidated balance sheets due to fair value adjustments.


ANALYSIS OF INVESTMENT PORTFOLIO (HELD-TO-MATURITY) - DECEMBER 31, 1998

                                                          After 1                    After 5
                                   1 year                 through                    through                After 10
Maturing in:                      or less                 5 years                    10 years               years
                                  Average                 Average                    Average                Average
                                   Amount     Yield       Amount         Yield       Amount     Yield       Amount      Yield
                                   ------     -----       ------         -----       ------     -----       ------      -----
                                                       (dollars in thousands)
U.S. Treasury and other
 U.S. government agencies
 and corporations               $10,006       6.37%      $14,370        5.94%      $   --         --%          --         --%
State and political
 subdivisions (1)                   706      14.60         2,392       11.72        1,385       7.75        1,186       7.22
     Total                      $10,712       6.92%      $16,762        6.76%      $1,385       7.75%      $1,186       7.22%

---------------

(1) Yields, calculated using amortized cost book values, are presented on a fully taxable equivalent basis using the federal statutory rate of 35%. All of the obligations of states and political subdivisions are rated A or higher by either Moody's Investors Service, Inc. or Standard & Poor's Corporation.


ANALYSIS OF INVESTMENT PORTFOLIO (AVAILABLE-FOR-SALE) - DECEMBER 31, 1998


                                                          After 1                    After 5
                                   1 year                 through                    through               After 10
Maturing in:                      or less                 5 years                    10 years              years
                                  Average                 Average                    Average               Average
                                   Amount     Yield       Amount         Yield       Amount     Yield      Amount      Yield
                                   ------     -----       ------         -----       ------     -----      ------      -----
                                                       (dollars in thousands)
U.S. Treasury and other
 U.S. government agencies
 and corporations            $   51,396        5.95%     $111,181        5.93%    $117,087       6.22%     $34,738       6.66%
Other securities                     --        --          10,509        6.41       35,940       6.89       54,031       5.16
     Total                   $   51,396        5.95%     $121,690        5.97%    $153,027       6.38%     $88,769       5.74%


-----------

(1) Reflects the cost of securities purchased, adjusted for premium amortization and discount accretion, which differs from the amounts reflected in the consolidated balance sheets due to fair value adjustments.

The Company had no investments that were obligations of the issuer, or payable from or secured by a source of revenue or taxing authority of the issuer, whose aggregate book value exceeded 10% of shareholders' equity at December 31, 1998.

LOAN PORTFOLIO

During 1998, the Company sold $49.54 million of conforming residential mortgage loans to Countrywide Mortgage (Countrywide) and other private investors, and held additional loans totaling $5.09 million at December 31, 1998, whereas in 1997, the Company sold loans totaling $15.10 million and held additional loans for sale totaling $909,000 at December 31, 1997. The average balance of loans held for sale for 1998 was $3.08 million, and in 1997 was $1.11 million, which generated average yields of 4.96% and 6.52%, respectively.

The Company makes real estate construction, real estate mortgage, commercial and agricultural, and consumer loans. The real estate construction loans are generally secured by the construction project financed, and have a term of one year or less. The real estate mortgage loans are generally secured by the property and have a maximum loan to value ratio of 75% and generally a term of one to five years. The commercial and agricultural loans consist of secured and unsecured loans. The unsecured commercial loans are made based on the financial strength of the borrower and usually require personal guarantees from the principals of the business. The collateral for the secured commercial loans may be equipment, accounts receivable, marketable securities or deposits in the subsidiary bank of the Company. These loans typically have a maximum loan to value ratio of 75% and a term of one to five years. The consumer loan category consists of secured and unsecured loans. The unsecured consumer loans are made based on the financial strength of the individual borrower. The collateral for secured consumer loans may be marketable securities, automobiles, recreational vehicles or deposits in the Company's subsidiary bank. The usual term for these loans is three to five years.

LOAN DISTRIBUTION

                                                                   December 31,
                              ------------------------------------------------------------------------------------------------------
                                 1998      %          1997        %          1996      %          1995      %        1994     %
                                 ----      -          ----        -          ----      -          ----      -        ----     -
                                                               (dollars in thousands)

Real estate-construction      $ 113,321     16%    $  80,076       12%     $ 56,931     10%     $ 39,159      8%   $ 26,652     6%
Real estate-mortgage            430,764     59       424,274       63       384,495     66       334,981     67     308,777    69
Commercial and agricultural     118,959     16       106,555       16        85,011     14        71,258     14      62,626    14
Consumer                         64,522      9        63,663        9        57,389     10        55,885     11      47,759    11
 Total loans, net of
    unearned income             727,566    100%      674,568      100%      583,826    100%      501,283    100%    445,814   100%
    Less: Allowance for
   credit losses                 (7,198)              (6,701)                (5,997)              (6,365)            (5,953)
Net loans                     $ 720,368            $ 667,867              $ 577,829            $ 494,918          $ 439,861



MATURITY AND INTEREST RATE SENSITIVITY OF LOANS-DECEMBER 31, 1998

Maturing in:                       One year or less                 After 1 thru 5 years                After 5 years
------------------------------------------------------------------------------------------------------------------------------------
                                         Fixed      Variable    Fixed       Variable     Fixed    Variable
                                        interest    interest   interest     interest    interest  interest
                                         rates       rates      rates        rates       rates     rates           Total
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      ( dollars in thousands)
Real estate - construction             $ 74,239   $  21,086   $  16,613   $    537     $    846    $   -        $ 113,321
Real estate - mortgage(1)                65,135      58,062     161,835     58,918       85,960      854        $ 430,764
Commercial and agricultural              45,754      27,791      39,773      2,261        3,323       57        $ 118,959
Consumer                                  4,232       6,008      49,139          -        5,143        -        $  64,522
------------------------------------------------------------------------------------------------------------------------------------
Total loans, net of
unearned income                        $ 189,360   $ 112,947   $ 267,360   $ 61,716     $ 95,272    $ 911        $ 727,566

---------

(1) The Company's customary business practice is to write real estate mortgage loans, which will be retained in its loan portfolio, with repayment terms normally not exceeding five years. Most loans mature in one year with the balance due at maturity. Assuming that credit standards are met at each maturity, the Company customarily extends its loans for successive one-year periods. In recent years, the Company began to write some real estate mortgage loans with terms up to 15 years, of which the volume was minimal as of December 31, 1998.


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

The allowance for credit losses was $7.20 million, or 1.00% of total loans, net of unearned income, at December 31, 1998, compared to $6.70 million, or .99% as of December_31, 1997. The allowance for credit losses to nonperforming loans was 90.1% and 115.3% as of December 31, 1998 and 1997, respectively.

The Company's provision for credit losses in 1998 was $1.77 million compared to $1.52 million in 1997. Net credit losses in 1998 were less than the provision for credit losses by $497,000. Net credit losses in 1997 were less than the provision for credit losses by $704,000.

Total nonperforming assets as of December 31, 1998 totaled $9.83 million, reflecting a $411,000 increase from the $9.41 million in nonperforming assets as of December 31, 1997. Total nonperforming assets, including properties acquired through foreclosure, represent .73% and .87% of total assets as of December 31, 1998 and 1997 respectively.

Nonperforming assets at December 31, 1998, include $6.42 million of nonaccrual loans, $1.57 million of loans past due 90 days or more, $1.84 million of foreclosed properties, consisting principally of commercial properties.

It is the Company's practice to continue the recognition of earnings on delinquent consumer loans until the loans are charged-off after being 90 days past due.

PROBLEM ASSETS

                                                                 December 31,
                                      ----------------------------------------------------------------------
                                          1998           1997           1996           1995           1994
                                          ----           ----           ----           ----           ----
                                                                 (dollars in thousands)
Nonperforming loans:
  Nonaccrual loans(1)                  $  6,419       $  4,646       $  5,838       $  4,396       $  4,578
  Restructured loans(2)                      --            128             31            505            136
  Past due loans(3)                       1,571          1,039          2,531            132            615
    Total nonperforming loans             7,990          5,813          8,400          5,033          5,329
Foreclosed properties(4)                  1,835          3,601          3,833          3,276          2,941
   Total nonperforming
    assets                             $  9,825       $  9,414      $  12,233       $  8,309       $  8,270

Nonperforming assets to
 total loans (net of
 unearned income) and foreclosed
 properties at period-end                  1.35%          1.39%          2.08%          1.34%          1.43%
Nonperforming assets to total
 assets at period-end                       .73%           .87%          1.35%          1.08%          1.16%
Allowance for credit losses
 to nonperforming loans at
 period-end                                90.1%         115.3%          71.4%         126.5%         111.7%

-----------

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


The Company has loans totaling $17.33 million that are now current for which there are concerns as to the ability of the borrowers to comply with present loan repayment terms. While management does not anticipate any loss not previously provided for on these loans, changes in the financial condition of these borrowers may necessitate future modifications in their loan repayment terms.

At December 31, 1998, the Company had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of counterparties that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

There were no other interest-bearing assets at December 31, 1998, classifiable as nonaccrual, past due, restructured or problem assets.

ALLOWANCE FOR CREDIT LOSSES

                                                                              Years ended December 31,
                                                     -------------------------------------------------------------------------
                                                         1998            1997           1996            1995             1994
                                                         ----            ----           ----            ----             ----
                                                                             (dollars in thousands)
Average total loans outstanding during year          $694,237        $627,955       $535,778       $ 479,798         $412,631
Allowance at beginning
 of year                                             $  6,701        $  5,997       $  6,364        $  5,953         $  5,401
Chargeoffs:
  Real estateconstruction                                  --             588             --              --               --
  Real estatemortgage                                     177             213            249             451               48
  Commercial and agricultural                             625             306            858             302              217
  Consumer                                                878             292            317             174              129
     Total charge-offs                                  1,680           1,399          1,424             927              394

Recoveries:
   Real estateconstruction                                 --              24             --              --               --
   Real estatemortgage                                     50              24             34               5               --
   Commercial and agricultural                            113             464             70             202              169
   Consumer                                               244              67             83              51               72
     Total recoveries                                     407             579            187             258              241

Net chargeoffs                                          1,273             820          1,237             669              153
Additions to allowance charged
 to operating expenses                                  1,770           1,524            408           1,080              705
Other transfers and allowance on loans
  acquired with purchased entity                           --              --            462              --               --
Allowance at end of year                                7,198          $6,701         $5,997          $6,364           $5,953
Ratio of net chargeoffs
 to average total loans                                   .18%            .13%           .23%            .14%             .04%


The allocation of the Allowance, presented in the following table, is based primarily on the factors discussed above in evaluating the adequacy of the Allowance as a whole. Since all of those factors are subject to change, the allocation is not necessarily indicative of the category of future loan losses.


ALLOCATION OF ALLOWANCE FOR CREDIT LOSSES

                                                                              December 31,
                                     ----------------------------------------------------------------------------------------------
                                       1998    %(1)       1997   %(1)      1996      %(1)      1995     %(1)       1994     %(1)
                                       ----    ----       ----   ----      ----      ----      ----     ----       ----     ----
                                                                           (dollars in thousands)
Real estateconstruction             $   926     16%    $   557    12%    $1,059       10%   $   806       8%    $   743       6%
Real estatemortgage                   3,616     59       3,216    63      2,720       66      2,921      67       2,704      69
Commercial and agricultural           1,639     16       1,270    16      1,023       14      1,502      14       1,189      14
Consumer                                337      9         444     9        580       10        483      11         345      11
Unallocated                             680     --       1,214    --        615       --        652      --         972      --
Total Allowance                    $  7,198    100%     $6,701   100%    $5,997      100%    $6,364     100%     $5,953     100%

------------

(1) Percent of loans in each category to total loans, net of unearned income.

DEPOSITS

AVERAGE DEPOSITS AND AVERAGE RATES

                                                                      Years ended December 31,
                                        -------------------------------------------------------------------------------------------
                                                  1998                          1997                          1996
                                        ---------------------         ---------------------          ---------------------
                                        Average                       Average                        Average
                                         daily        Average          daily        Average           daily        Average
                                        balance         Rate          balance         Rate           balance         Rate
                                        -------         ----          -------         ----           -------         ----
                                                                             (dollars in thousands)
Noninterestbearing
 demand deposits                       $113,751          --%         $ 95,879           --%         $ 86,537           --%
Interestbearing
 demand deposits                        199,307        2.91           169,188         2.66           166,787         2.77
Savings  deposits                        80,677        2.45            82,423         2.58            86,198         3.07
Certificates of deposit
 and other time deposits                391,338        5.50           358,934         5.46           303,607         5.28
     Total average deposits            $785,073        3.73%         $706,424         3.71%         $643,129         3.62%





MATURITIES OF TIME DEPOSITS-$100,000 OR MORE

                                                      December 31,
                                          -------------------------------------
                                            1998           1997          1996
                                            ----           ----          ----
                                                  (dollars in thousands)
Maturing in:
   3 months or less                        $45,500        $29,408       $35,331
   Over 3 months through 6 months           11,587         18,686        12,791
   Over 6 months through 12 months          12,817         21,227        11,681
   Over 12 months                           15,288         18,175        13,323
                                           $85,192        $87,496       $73,126


SHORTTERM BORROWINGS


FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE(1)


                                                                December 31,
                                                   ------------------------------------
                                                       1998          1997        1996
                                                       ----          ----        ----
                                                            (dollars in thousands)
Total outstanding at year-end                       $ 92,287      $84,827     $55,203
                                                    ========      =======     =======
Average amount outstanding during the year          $ 59,301      $63,717     $37,173
                                                    ========      =======     =======
Maximum amount outstanding at any month-end         $105,974      $86,896     $58,401
                                                    ========      =======     =======
Weighted-average interest rate at year-end              4.62%        5.46%       5.12%
                                                    ========      =======     =======
Weighted-average interest rate during the year          4.92%        5.38%       5.07%
                                                    ========      =======     =======

----------

(1) Includes securities sold under agreements to repurchase with various counterparties. Repurchase agreements mature primarily within 60 days and are collateralized with certain debt securities.

OTHER SHORT-TERM BORROWINGS(2)


                                                                 December 31,
                                                     -------------------------------------
                                                        1998           1997          1996
                                                        ----           ----          ----
                                                              (dollars in thousands)
Total outstanding at year-end                         $248,155       $154,793     $78,593
                                                      ===================================
Average amount outstanding during the year            $184,727       $111,989     $47,996
                                                      ===================================
Maximum amount outstanding at any month-end           $248,155       $154,793     $78,593
                                                      ===================================
Weighted-average interest rate at year-end               5.17%          5.36%       6.01%
                                                      ===================================
Weighted-average interest rate during the year           5.47%          5.63%       6.01%
                                                      ===================================

--------------

(2) Primarily reflects borrowings under a secured lending arrangement with the Federal Home Loan Bank of Atlanta.

A portion of the increase in other short-term borrowings is attributable to arbitrage transactions. For a discussion about these arbitrage transactions, please see the "Investment Portfolio" section above.

Included in other short-term borrowings at December 31, 1998, are the following borrowings from the Federal Home Loan Bank of Atlanta. These borrowings have scheduled maturity dates but the majority are callable at the sole discretion of the Federal Home Loan Bank of Atlanta within one year from the date of their initial funding. The Company has the option to terminate the remainder of these agreements upon the repricing date. All of these borrowings reprice monthly, quarterly, semi-annually, or annually, until the first call date and then are repriced quarterly, thereafter.

   December 31, 1998
                    Due in        Interest rate range           Amount
                    ------        -------------------           ------
                                (dollars in thousands)
                    2000                  5.28%              $   16,000
                    2002                  5.30%                  29,000
                    2003              5.01% - 5.26%              25,000
                    2004                  5.36%                  10,000
                    2007             5.03% - 5.27%               72,000
                    2008             4.19% - 5.37%               51,000
                                           Total               $203,000

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1998 and 1997 that the Company and the Bank meet all capital adequacy requirements to which they are subject. See Note 14 to the consolidated financial statements for a table depicting compliance with regulatory capital requirements.

As of December 31, 1998, the most recent notification from the regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table in Note 14. There are no conditions or events since that notification which management believes have changed the Bank's category.

For a discussion related to the Trust Preferred Securities, see Note 9, Long-term debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required for this section can be located in the "Risk Management
Instruments"   section,  the  "Market  Risk"  section,  and  the  Notes  to  the
Consolidated Financial Statements.

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

YEAR 2000

The Year 2000 problem involves computer processing problems and failures arising from the fact that some existing computer programs use only the last two digits to refer to a year, and therefore do not properly recognize a year that begins with "20" instead of "19". This section will highlight how the Company is currently addressing its business areas which may be affected by the Year 2000 problem.

Year 2000 Readiness Planning

The Company has prepared a Year 2000 plan which includes contacting all of the software vendors that maintain the computer programs that the Company relies upon. As of December 31, 1998, the Company has performed risk assessments of funds providers, funds takers, fiduciary activities and systems and has assessed the Year 2000 preparedness of suppliers of data processing services to the Company. The Company's primary supplier of data processing services also has adopted a Year 2000 readiness plan and timetable to make the changes necessary for it to provide services in the Year 2000, and has provided written assurances to the Company of its progress. That supplier has been examined for Y2K readiness by federal bank examiners. The Company is also monitoring the progress of its other suppliers of data processing services.

As of December 31, 1998, the Company has implemented its customer awareness program which includes communications of Y2K readiness efforts through statement stuffers, direct mailings, brochures, newspaper and television advertisements, letters and our Internet site. The Company has additionally assessed the Year 2000 preparedness of its large customers and has contacted large commercial loan and deposit customers to determine their readiness.

As of December 31, 1998, the Company was in the process of testing and implementing necessary changes in hardware and software. At this time, most of these changes in hardware and software have been tested. The Company will continue to evaluate its systems throughout the remainder of 1999.

Additional steps must be taken to achieve Y2K compliance.

The Company is in the banking industry, which is heavily regulated. The Company's primary regulator is the Federal Reserve Bank. The Company is on track to be in compliance with all Federal Reserve regulations related to the Year 2000 issue.

Year 2000 Related Costs

Since many of the programs used by the Company are "off-the-shelf" as compared to "highly customized", the cost to address Year 2000 related issues for these programs will not be as high as the costs for other companies that rely more on "highly customized" software. The Company has a budget for software, hardware and consulting costs of approximately $500,000. As of December 31, 1998, the Company has expended $142,000 for these costs. The Company estimates it will incur $250,000 in costs in 1999. The Company estimates these costs will be made up of hardware and software upgrades, consultant fees, human resources, and testing fees. This area is changing very rapidly and the actual costs incurred by the Company may differ from what has been anticipated.

Year 2000 Related Risks

An estimation of the efforts of the Company in addressing the Year 2000 issue in a successful and timely manner depends to a large extent, in addition to the Company's own effort, on the efforts of the Company's data processing service provider as well as the technology and services of other service providers. The failure of the Company, its principal data processing provider, its customers, or of other service providers, including utilities and government agencies, to be Year 2000 compliant in a timely manner could have a negative impact on the Company's business, including but not limited to an inability to provide accurate processing of customer transactions, and delays in loan collection practices. The Company's belief that it, and its primary suppliers of data processing services, will achieve Year 2000 compliance, are based on a number of assumptions and on statements made by third parties, involve events and actions which may be beyond the control of the Company, and are subject to uncertainty. While the Company has been making efforts to prepare those items under its control, it is not able to predict the effects, if any, of the public's reaction to the Year 2000 on the Company, financial markets or society in general.

Contingency Planning

The Company has in place a Disaster Recovery Plan for its computer operations facility and a business resumption plan for its various departments. This Disaster Recovery Plan provides for mission-critical and support operations to be conducted at our off-site disaster recovery facility. The mission-critical systems will have been tested at the Disaster Recovery site; therefore, in the event the Company cannot perform its own core business processes, the existing FCNB Bank Disaster Recovery Plan would be followed in order to continue operations.

WEB SITE

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company; that address is: http:\\www.sec.gov.

FINANCIAL ANALYSIS 1997-1996

EARNINGS SUMMARY:

Net income was $10.10 million in 1997 compared to $6.88 million for 1996. Basic and diluted earnings per share were $1.01 in 1997 compared to $0.69 for 1996. Net income before merger-related expenses was $10.38 million in 1997 and $8.79 million in 1996, while basic earnings per share were $1.04 in 1997, diluted earnings per share were $1.03 in 1998 and basic and diluted earnings per share were $0.88 for 1996.

Return on average assets was 1.04% in 1997 compared to .84% for 1996. Return on average shareholders' equity was 12.35% in 1997 compared to 9.24% in 1996. However, before merger-related expenses the return on average assets was 1.06% in 1997 and 1.07% in 1996, and the return on average shareholders equity was 12.70% and 11.81% in 1997 and 1996, respectively.

NET INTEREST INCOME: On a fully taxable-equivalent basis, net interest income increased $4.12 million or 11.8% in 1997 and $1.75 million or 5.3% in 1996.

In 1997, the net interest margin on average total interest-earning assets decreased to 4.35% from 4.62% in 1996. Changes in net interest income between periods are affected principally by the volume of interest-earning assets and the yield on those assets, and by the volume of interest-bearing deposits and other liabilities and the rates paid on those deposits and liabilities. Table 2, "Rate/Volume Analysis," summarizes on a fully taxable-equivalent basis, the impact of changes in average balances and average rates on the Company's net interest income for the periods indicated.

NONINTEREST INCOME: Noninterest income increased by $1.58 million or 14.4% in 1997 and by $333,000 or 3.1% in 1996.

The Company utilized the secondary mortgage market to satisfy its customers' demand for long-term fixed-rate mortgage financing and, in so doing, generated gains in the amount of $407,000 from the sale of conforming mortgage loans and generated $374,000 in related servicing fees in 1997. During 1996, the Company realized gains from loan sales and servicing fee income of $305,000 and $490,000, respectively, from its activity in this market.

The increased service fees on deposit accounts are attributed to increases in both account volume and activity, since service charges per account and per transaction remained relatively constant between the periods.

NONINTEREST EXPENSES: Noninterest expenses decreased $319,000, but excluding merger-related costs of $460,000 in 1997 and $2.87 million in 1996 would have increased $2.09 million.

Increases in salaries and employee benefits of $813,000 or 4.5% in 1997 and $785,000 or 4.6% in 1996, primarily reflect the effects of an increase in the number of Company personnel during these periods.

Net occupancy and equipment expenses in 1997 increased $91,000 (2.6%) and $466,000 (23.3%), respectively, compared to those incurred in 1996. The increase in occupancy and equipment expenses is primarily associated with the increased costs of maintaining the new corporate headquarters facility. These costs include additional depreciation, utility expenses and real estate taxes.

Other operating expenses increased $716,000 or 8.5% in 1997, but decreased $93,000 or 1.1% in 1996. See Note 13 to the consolidated financial statements for a schedule showing a detailed breakdown of the Company's more significant other operating expenses.

INCOME TAXES: Income tax expense increased to $5.07 million in 1997, compared to $3.89 million in 1996.

SELECTED FINANCIAL DATA

The following table for the years 1997, 1996, 1995 and 1994 has been restated to include the effects of the acquisitions of Capital and Frederick Underwriters in 1998, accounted for as poolings of interests and sets forth certain selected financial data concerning the Company, and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere herein.




====================================================================================================================================
Year ended December 31,                            1998                      1997           1996           1995            1994
====================================================================================================================================
                                                                        (dollars in thousands, except per share data)
Summary of Operating Results:
Total interest income                              $85,421                $74,675        $63,802        $58,463         $50,123
Total interest expense (1)                          43,835                 35,978         28,725         25,721          19,132
====================================================================================================================================
Net interest income                                 41,586                 38,697         35,077         32,742          30,991
Provision for credit losses                          1,770                  1,524            408          1,080             705
====================================================================================================================================
Net interest income after
  provision for credit losses                       39,816                 37,173         34,669         31,662          30,286
Net securities gains (losses)                        1,481                    733            440            123             393
Noninterest income (excluding
  net securities gains (losses))                    14,184                 11,797         10,514         10,498           9,049
Noninterest expenses                                40,644                 34,537         34,856         30,604          28,603
====================================================================================================================================
Income before provision for income taxes            14,837                 15,166         10,767         11,679          11,125
====================================================================================================================================
Provision for income taxes:
Operating activities                                 5,026                  5,070          3,891          3,198           3,054
Thrift bad debt reserve recapture                    1,750                     --             --             --              --
====================================================================================================================================
Income tax expense                                   6,776                  5,070          3,891          3,198           3,054
====================================================================================================================================
Net income                                           8,061                 10,096          6,876          8,481           8,071
   Other comprehensive income (loss),
    net of taxes                                       212                  2,919           (34)          2,875         (3,359)
====================================================================================================================================
Comprehensive income                               $ 8,273                $13,015         $6,842        $11,356          $4,712
------------------------------------------------------------------------------------------------------------------------------------
Net income before merger-related expenses          $11,222                $10,381         $8,787         $8,784          $8,298
====================================================================================================================================
Per Share Data: (2)
Basic earnings                                       $0.80                  $1.01          $0.69          $0.86           $0.83
Diluted earnings                                     $0.80                  $1.01          $0.69          $0.86           $0.83
Basic earnings before merger-related
     expenses                                        $1.12                  $1.04          $0.88          $0.90           $0.86
Diluted earnings before merger-related
     expenses                                       $1.11                    $1.03          $0.88          $0.89           $0.85
Cash dividends declared                            $0.436                  $0.340         $0.301         $0.301          $0.269
Book value at period-end                           $9.01                    $8.81          $7.86          $7.56           $6.76
Shares outstanding at period-end                   10,060,714           9,988,312      9,969,334      9,844,735       9,516,361
Weighted average shares outstanding:
  Basic                                            10,024,630           9,975,300      9,975,655      9,813,797       9,691,289
  Diluted                                          10,114,648          10,042,062     10,010,423      9,839,105       9,712,245

Other Data (At Year-End):
Total loans, net of unearned  income               $727,566              $674,568       $583,826       $501,283        $445,814
Total assets                                                            1,083,898        911,945        771,038         716,609
                                                   1,337,224
Total deposits                                     851,819                745,486        690,710        615,084         576,052
Federal funds purchased and securities
sold under agreement to repurchase                 92,287                  84,827         55,203         32,251          29,896
Other short-term borrowings                        248,155                154,793         78,593         34,253          30,953
Long-term debt                                     40,250                                                 5,680           7,000
Total shareholders' equity                         90,610                  88,016         78,332         74,382          64,350

Consolidated Ratios:
Return on average total assets                     0.70%                    1.04%          0.84%          1.15%           1.19%
Return on average total assets before
  merger-related expenses                          0.98%                    1.06%          1.07%          1.19%           1.22%
Return on average shareholders' equity             8.80%                   12.35%          9.24%         12.25%          12.97%
Return on average shareholders' equity
before merger-related expenses                     12.25%                  12.70%         11.81%         12.69%          13.34%
Average equity to average assets                   7.97%                    8.39%          9.09%          9.40%           9.16%
Cash dividends declared to net income              54.45%                  34.29%         43.00%         34.82%          31.11%

----------
(1) Net of $108,000 and $300,000 of capitalized construction period interest in 1996 and 1995, respectively.

(2) Per share data for 1997, 1996, 1995, and 1994 has been restated for the effects of a four-for-three stock split effected in the form of a 33% stock dividend paid in August 1998.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

                                                                            December 31,
                                                                 ----------------------------------
                                                                  1998                    1997
                                                                  ----                    ----
                                                           (dollars in thousands, except per share amounts)
ASSETS
Cash and due from banks                                       $    30,500           $    32,136
Interest-bearing deposits in other banks                            1,334                   755
Federal funds sold                                                 47,262                41,031
   Cash and cash equivalents                                       79,096                73,922
Loans held for sale                                                 5,087                   909
Investment securities held to maturity - fair value
 of $30,469 in 1998 and $49,230 in 1997                            30,045                48,889
Investment securities available for sale - at fair value          421,176               230,293
Loans                                                             727,589               674,944
Less: Allowance for credit losses                                  (7,198)               (6,701)
        Unearned income                                               (23)                 (376)
      Net loans                                                   720,368               667,867
Bank premises and equipment                                        25,280                24,665
Other assets                                                       56,172                37,353
      Total assets                                             $1,337,224            $1,083,898


LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits:
 Noninterest-bearing deposits                                   $ 139,320              $110,646
 Interest-bearing deposits                                        712,499               634,840
      Total deposits                                              851,819               745,486
Short-term borrowings:
 Federal funds purchased and securities
  sold under agreements to repurchase                              92,287                84,827
 Other short-term borrowings                                      248,155               154,793
Long term debt:
  Guaranteed preferred beneficial interests in the Company's
  subordinated debentures                                          40,250                     -
Accrued interest and other liabilities                             14,103                10,776
      Total liabilities                                         1,246,614               995,882

COMMITMENTS AND CONTINGENCIES (Notes 10 & 17)
SHAREHOLDERS' EQUITY
Preferred stock, per share par value $1.00;
 1,000,000 shares authorized; none outstanding                         --                    --
Common stock, per share par value $1.00;
 20,000,000 shares authorized;  10,060,714 in 1998
 and 8,017,378 in 1997 shares issued
 and outstanding                                                   10,061                 8,017
Capital surplus                                                    46,597                49,950
Retained earnings                                                  30,082                26,391
Accumulated other comprehensive income                              3,870                 3,658
      Total shareholders' equity                                   90,610                88,016
      Total liabilities and shareholders' equity               $1,337,224            $1,083,898

                See Notes to Consolidated Financial Statements.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


                                                                                  For the years ended December 31,
                                                                              -----------------------------------------------
                                                                                  1998           1997             1996
                                                                                  ----           ----             ----
                                                                              (dollars in thousands, except per share amounts)
Interest income:
   Interest and fees on loans                                                   $62,894        $57,728         $50,232
   Interest and dividends on investment
    securities:
      Taxable                                                                    19,466         14,692          11,089
      Tax exempt                                                                    326            341             505
      Dividends                                                                   1,069            618             539
   Interest on federal funds sold                                                 1,590          1,196           1,263
   Other interest income                                                             76            100             174
               Total interest income                                             85,421         74,675          63,802

Interest expense:
  Interest on deposits                                                           29,277         26,211          23,556
  Interest on federal funds purchased and
    securities sold under agreements
     to repurchase                                                                2,919          3,428           1,884
  Interest on other short-term
     borrowings                                                                  10,112          6,082           2,783
  Interest on long-term debt                                                      1,527            257             502
               Total interest expense                                            43,835         35,978          28,725
Net interest income                                                              41,586         38,697          35,077
Provision for credit losses                                                       1,770          1,524             408
Net interest income after provision
  for credit losses                                                              39,816         37,173          34,669

Noninterest income:
   Service fees                                                                   4,154          3,403           2,931
   Insurance commissions                                                          5,332          5,668           5,631
   Net securities gains                                                           1,481            733             440
   Gain on sale of loans                                                            751            407             305
   Income from bank-owned life insurance                                          1,222            605              --
   Other operating income                                                         2,725          1,714           1,647
               Total noninterest income                                          15,665         12,530          10,954

Noninterest expenses:
  Salaries and employee benefits                                                 21,464         18,850          18,037
  Occupancy expenses, net                                                         4,267          3,617           3,526
  Equipment expenses                                                              3,218          2,466           2,000
  Merger-related expenses                                                         1,936            460           2,865
  Other operating expenses                                                        9,759          9,144           8,428
               Total noninterest expenses                                        40,644         34,537          34,856

Income before provision for income taxes                                         14,837         15,166          10,767
Provision for income taxes:
   Operating activities                                                           5,026          5,070           3,891
   Thrift bad debt reserve recapture                                              1,750             --              --
Income tax expense                                                                6,776          5,070           3,891

Net income                                                                        8,061         10,096           6,876
Other comprehensive income, net of tax:
   Unrealized gains on securities:
      Unrealized holding gains arising during period, net of taxes
        of $711, $2,118, and $149                                                 1,117          3,369             236
         Less:  reclassification adjustment for gains
            included in net income, net of taxes of $576, $283, and $170            905            450             270
Other comprehensive income (loss), net of tax                                       212          2,919             (34)
Comprehensive income                                                            $ 8,273        $13,015         $ 6,842
                                                                                -------        -------         -------
Basic and diluted earnings per share                                              $0.80          $1.01           $0.69


                See Notes to Consolidated Financial Statements.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 1998, 1997 and 1996
(dollars in thousands, except per share amounts)

                                                                                                        Accumulated
                                                                                                           Other           Total
                                                      Shares         Common      Capital    Retained   Comprehensive   Shareholders'
                                                    outstanding      stock       Surplus    Earnings      Income          Equity
                                                    -----------      -----       -------    --------      ------          ------
Balance at December 31, 1995                          5,298,361      $ 5,298      $26,733      $33,658      $  530         $66,219
Effects of pooled entities                            2,073,633        2,074        6,428         (582)        243           8,163
Net income                                                   --           --           --        6,876          --           6,876
Dividend reinvestment and stock purchase plan                --           --           --          (11)         --             (11)
Issuance of common stock                                 27,507           27          103           --          --             130
Repurchase of common stock                              (30,000)         (30)        (550)          --          --            (580)
Stock option transactions                                96,199           97          469           --          --             566
Cash dividends declared ($0.301 per share)                   --           --           --       (2,997)         --          (2,997)
Change in fair value of securities available for
  sale, net                                                  --           --           --           --         (34)            (34)
                                                      =========      =======      =======      =======      ======         =======
Balance at December 31, 1996                          7,465,700        7,466       33,183       36,944         739          78,332

Net income                                                   --           --           --       10,096          --          10,096
Dividend reinvestment and stock purchase plan                --           --           --          (18)         --             (18)
Issuance of common stock                                  3,954            4           22           --          --              26
Shares issued with stock dividend                       536,503          536       16,633      (17,169)         --              --
Repurchase of common stock                              (10,000)         (10)        (203)          --          --            (213)
Stock option transactions                                21,221           21          315           --          --             336
Cash dividends declared($0.340 per share)                    --           --           --       (3,462)         --          (3,462)
Change in fair value of securities available for
  sale, net                                                  --           --           --           --       2,919           2,919
                                                      =========      =======      =======      =======      ======         =======
Balance at December 31, 1997                          8,017,378        8,017       49,950       26,391       3,658          88,016
Net income                                                   --           --           --        8,061          --           8,061
Dividend reinvestment and stock purchase plan                --           --           --          (29)         --             (29)
Issuance of common stock                                  3,899            4           81           --          --              85
Shares issued with stock split effected in the form
  of a stock dividend                                 1,973,335        1,973       (1,973)          --          --              --
Repurchase of common stock                              (92,500)         (92)      (2,016)          --          --          (2,108)
Stock option transactions                               158,602          159          555           --          --             714
Cash dividends declared($0.436 per share)                    --           --           --       (4,341)         --          (4,341)
Change in fair value of securities available for
  sale, net                                                  --           --           --           --         212             212
Balance at December 31, 1998                         10,060,714      $10,061      $46,597      $30,082      $3,870         $90,610

                See Notes to Consolidated Financial Statements.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                             For the years ended December 31,
                                                                             --------------------------------
                                                                           1998          1997             1996
                                                                           ----          ----             ----
                                                                                      (dollars in thousands)
Cash flows from operating activities:
 Net income                                                            $   8,061     $  10,096        $   6,876
    Adjustments to reconcile net income to
     net cash provided by (used in) operating activities:
      Depreciation and amortization                                        2,812         2,288            1,933
      Provisions for credit losses and foreclosed properties               1,822         1,559              439
      Deferred income taxes (benefits)                                      (164)        1,101              (70)
      Accretion of net loan origination fees                              (1,209)         (781)            (496)
      Net securities gains                                                (1,481)         (733)            (440)
      Net (gain) loss on sales of property                                   101           204             (241)
      Increase (decrease) in other assets                                 (1,399)       (1,106)             266
      Decrease (increase) in loans held for sale                          (4,178)        2,253             (800)
      Increase (decrease) in accrued interest and other liabilities        3,039         1,856           (1,164)
      Other operating activities                                             (14)         (457)            (250)
             Net cash provided by operating activities                     7,390        16,280            6,553
Cash flows from investing activities:
    Proceeds from sales of investment securities
      available for sale                                                  53,933        62,068           33,434
    Proceeds from maturities of investment securities
      available for sale                                                 144,467        66,678           37,788
    Proceeds from maturities of investment securities
      held to maturity                                                     9,991        12,257           25,286
    Purchases of investment securities available for sale               (376,134)     (177,896)        (122,467)
    Purchases of investment securities held to maturity                   (2,070)      (18,031)         (22,708)
    Net increase in loans                                                (53,377)      (91,371)         (55,341)
    Purchases of bank premises and equipment                              (2,359)       (1,957)          (5,498)
    Proceeds from dispositions of property                                 1,444           939            2,166
    Purchase of foreclosed properties                                        (26)         (159)            (128)
    Purchases of investments in bank-owned life insurance                (15,000)      (13,540)              --
    Acquisition of business, net of cash acquired                         41,836            --           (2,981)
             Net cash (used in) investing activities                    (197,295)     (161,012)        (110,449)

Cash flows from financing activities:
    Net increase in noninterest-
     bearing deposits, NOW accounts, money
     market accounts, and savings accounts                             $  47,406     $   5,766        $  26,552
    Net increase  in time deposits                                        14,125        49,011           20,064
    Net increase in short-term borrowings                                100,822       106,064           65,634
    Proceeds from long-term debt                                          40,250         1,833               --
    Payments on long-term debt                                                --        (2,181)          (5,680)
    Debt issuance costs                                                    1,710            --               --
    Dividend reinvestment and stock purchase plan                            (29)          (18)             (11)
    Proceeds from issuance of common stock                                   664           210              578
    Repurchase of common stock                                            (2,108)         (213)            (580)
    Dividends paid                                                        (4,341)       (3,462)          (2,997)
             Net cash provided by financing activities                   195,079       157,010          103,560
Net increase (decrease)in cash and cash equivalents                        5,174        12,278             (336)
Cash and cash equivalents-beginning of year                               73,922        61,644           61,980
Cash and cash equivalents-end of year                                  $  79,096     $  73,922          $61,644

Supplemental cash flow information:
    Noncash investing and financing activities:
    Foreclosed properties acquired  in settlement of loans                  $440          $589             $720
    Transfers from foreclosed properties to loans                             --            --           $1,165
    Bank premises transferred to other assets                                 --            --           $1,190
    Surplus from stock option transactions                                  $135          $152             $118

Details of acquisition:
    Fair value of assets acquired                                      $   2,096            --          $35,130
    Fair value of liabilities assumed                                    (45,090)           --          (31,616)
    Purchase price in excess of the net assets acquired                    2,273            --            3,212
    Cash paid (received)                                                 (40,721)           --            6,726
    Less cash acquired                                                     1,115            --            3,745
Net cash paid (received) for acquisition                               $ (41,836)           --           $2,981


The Company paid interest of $43,062, $34,878 and $28,846 in 1998, 1997 and 1996, respectively. Income taxes paid by the Company were $6,714, $2,728 and $4,323 in 1998, 1997 and 1996 respectively.

                See Notes to Consolidated Financial Statements.

                            FCNB CORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

NOTE 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

FCNB Corp (the "Parent Company") is a one bank holding company that provides its customers with banking and non-banking financial services through its principal wholly-owned subsidiary FCNB Bank (the "Bank"). The Bank offers various loan, deposit and other financial service products to their customers. The Bank's customers include individuals and commercial enterprises. Its principal market areas encompass Frederick, Baltimore, Carroll, Howard, Prince George's, Anne Arundel and Montgomery counties in Maryland, Washington, D.C., and Fairfax County, Virginia. Additionally, the Bank maintains correspondent banking relationships and transacts daily federal funds sales on an unsecured basis with regional correspondent banks.

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

Comprehensive income:

On January 1, 1998, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income (Statement 130)." Comprehensive income, as defined by Statement 130, is the change in equity of a business enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. In addition to the Company's net income, change in equity components under comprehensive income reporting include the net change in unrealized gain or loss on available-for-sale securities.

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

Impaired loans:

The Company accounts for impaired loans following FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan," (Statement 114) as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". Statement 114, as amended, requires that the measurement of a loan's impairment be based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral. Statement 114 does not apply to large groups of homogeneous loans such as consumer, credit card and residential mortgage loans. Impaired loans are therefore primarily business loans, which include commercial loans, commercial mortgages and construction real estate loans. The Company discontinues the accrual of interest when a loan is specifically determined to be impaired. Interest receipts on impaired loans are recognized as interest income or are applied to principal when management believes ultimate collectability of principal is in doubt.

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

The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the credit extension process. Management's evaluation of the loan portfolio considers current economic conditions, past loss experience, specific impaired loans and such other factors as, in management's best judgment, deserve recognition in estimating credit losses. Allowances for impaired loans are generally based on collateral values or the present value of estimated cash flows. Uncertainties inherent in the estimation process might cause management's estimate of credit losses in the loan portfolio and the related allowance to change in the near term. The provisions for credit losses included in the consolidated statements of income serve to maintain the allowance at a level which management considers adequate.

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

Foreclosed properties:

Foreclosed properties include properties that have been acquired in complete or partial satisfaction of debt. These properties are initially recorded at fair value on the date of acquisition. Any write-downs at the time of acquisition are charged to the allowance for credit losses. Subsequent to acquisition, a valuation allowance is established, if necessary, to report these assets at the lower of (a) fair value minus estimated costs to sell or (b) cost. Gains and losses realized on the sale, and any adjustments resulting from periodic revaluation of this property are included in noninterest income or expense, as appropriate. Net costs of maintaining and operating the properties are expensed as incurred.

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

Per share amounts:

Earnings per share ("EPS") are disclosed as basic and diluted. Basic EPS is generally computed by dividing net income by the weighted-average number of common shares outstanding for the period, whereas diluted EPS essentially reflects the potential dilution in basic EPS that could occur if other contracts to issue common stock were exercised. Per share amounts are based on the weighted-average number of shares outstanding during each year as follows:

                                                         1998           1997           1996
                                                         ----           ----           ----
Basic EPS weighted-average shares outstanding        10,024,630       9,975,300      9,975,655
Effect of dilutive securities-stock options              90,018          66,762         34,768
Diluted EPS weighted-average shares outstanding      10,114,648      10,042,062     10,010,423

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

Upon early termination of derivative instruments accounted for under the accrual method, the net proceeds received or paid are deferred, if material, in the accompanying consolidated balance sheets and amortized to the interest income or expense of the related asset or liability over the lesser of the remaining contractual life of the instrument or the maturity of the related asset or liability. At December 31, 1998 and 1997, there were no deferred gains or losses in the accompanying consolidated balance sheets arising from the termination of instruments qualifying for accrual accounting prior to maturity.

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

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the mortgage banking operation, depositor relationships, deferred tax assets, and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. As a result, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the combined Company taken as a whole.

Reclassifications:

Certain reclassifications to prior year balances have been made in the accompanying consolidated financial statements to make disclosures consistent with those of the current year.

NOTE 2.  ACQUISITIONS:

In June 1998, the Company assumed $44.80 million of deposit liabilities, and purchased $126,000 of loans, $849,000 of fixed assets, and recorded $2.30 million of intangible assets, relating to four branches of First Virginia
Bank-Maryland located in Gaithersburg, Germantown, Poolesville and Silver Spring, Maryland, and three branches of its sister bank, Farmers' Bank of Maryland, located in Catonsville, Pikesville and Reisterstown, Maryland. The acquisition of these branches has been accounted for under the purchase method of accounting.

In November 1998, the Company consummated the acquisition of Capital Bank, National Association, Rockville, Maryland ("Capital"), in which Capital was merged with and into FCNB Bank, Frederick, Maryland, the Company's wholly owned subsidiary bank (the "Bank"), with the Bank surviving the Merger. The Company issued 1,776,966 shares FCNB Common Stock in a tax-free transaction, which was accounted for as a pooling of interests. As of November 19, 1998, the effective date of the transaction, Capital had total assets of approximately $165.96 million, deposits of $136.07 million, and total shareholders' equity of $12.36 million. The Company's 1998 consolidated statements of income include total income and net income of Capital for the period during 1998 prior to its acquisition totaling $12.17 million and $1.08 million, respectively. The Company incurred pretax one-time charges of approximately $1.66 million. Capital has branches located in Rockville, Maryland, Tysons Corner,Virginia, and Friendship Heights and Farraguat Square in the District of Columbia.

In  December  1998,  the  Company   consummated  the  acquisition  of  Frederick
Underwriters, Inc. headquartered in Frederick, Maryland and its affiliated agencies - Phillips Insurance Agency, Inc. and Carroll County Insurance Agency, Inc. (collectively, "Frederick Underwriters"). The Company issued approximately 413,317 shares of FCNB Common Stock in a tax-free transaction, which was accounted for as a pooling of interests. The Company's 1998 consolidated statements of income include total income and net (loss) of Frederick Underwriters for the period during 1998 prior to its acquisition totaling $5,850,000 and $(88,200), respectively.

On April 30, 1996, the Company acquired all of the outstanding shares of common stock of Harbor Investment Corporation ("Harbor") for a cash price of approximately $6.7 million. Harbor was the holding company of Odenton Federal Savings and Loan Association, a thrift institution located in Odenton, Maryland. This acquisition has been accounted for under the purchase method of accounting and the results of the operations of Harbor have been included in the consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair value of net assets acquired of $3.2 million was recognized as goodwill and is being amortized on a straight-line basis over 25 years.

The following tables present the combined and separate results of operations for Capital, Frederick Underwriters and the Company for the periods preceding the acquisitions and also reflect the unaudited pro forma consolidated results of operations of the Company and Harbor Investment Corporation as if its acquisition in April 1996 had occurred on January 1, 1996.

                                          Year ended December 31, 1996
                                -------------------------------------------
                                 Total          Net       Basic and diluted
                                 income        income    earnings per share
                                 ------        ------    ------------------
                                (dollars in thousands, except per share data)

Company                         $58,914       $ 5,867            $0.74
Capital                           9,835           931
Combined                         68,749         6,798             0.71
Underwriters                      6,007            78
Combined                         74,756         6,876             0.69
Harbor                            1,037            81
Pro forma (unaudited)           $75,793       $ 6,957            $0.70



                                        Year ended December 31, 1997
                                --------------------------------------------
                                Total          Net       Basic and diluted
                                income        income     earnings per share
                                ------        ------    ------------------
                               (dollars in thousands, except per share data)

Company                         $69,311        $8,803         $1.12
Capital                          12,282         1,223
Combined                         81,593        10,026         $1.05
Underwriters                      5,612            70
Combined                        $87,205       $10,096         $1.01

The unaudited pro forma results in the preceding tables have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in basis of fixed assets and additional amortization expense as a result of goodwill. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1996, or of future results of operations of the consolidated entities.

Merger-related expenses in the consolidated statements of income principally include costs for investment bankers, professional fees, severance payments to terminated employees and other conversion costs.

NOTE 3.  COMPENSATING BALANCES:

Compensating balance arrangements exist with various correspondent banks. These noninterest-bearing deposits are maintained in lieu of cash payments for standard bank services. The required balances amounted to $45,000 at December 31, 1998 and $40,000 at December 31, 1997. In addition, for the reserve maintenance period in effect at December 31, 1998 and 1997, the Bank was required to maintain average daily balances totaling $2,341,000 and $7,323,000, respectively, consisting of vault cash and noninterest-bearing deposits with the Federal Reserve Bank.

NOTE 4.  INVESTMENTS:

The amortized cost and estimated fair value of securities being held to maturity at December 31, 1998 and 1997 are as follows:


HELD-TO-MATURITY PORTFOLIO

                                                                Gross               Gross         Estimated
                                            Amortized         Unrealized          Unrealized         Fair
December 31, 1998                              Cost              Gains              Losses          Value
-----------------                              ----              -----              ------          -----
                                                                (dollars in thousands)
U.S. Treasury and other U.S.
  government agencies and corporations        $16,006              $  48           $      --          $16,054
State and political subdivisions                5,670                357                  --            6,027
Mortgage-backed debt securities                 8,369                 65                  46            8,388
                                              $30,045               $470             $    46          $30,469


                                                                Gross               Gross         Estimated
                                            Amortized         Unrealized          Unrealized         Fair
December 31, 1997                              Cost              Gains              Losses          Value
-----------------                              ----              -----              ------          -----
                                                                (dollars in thousands)
U.S. Treasury and other U.S.
  government agencies and corporations        $26,023              $  16               $  29          $26,010
State and political subdivisions                3,690                387                  --            4,077
Mortgage-backed debt securities                19,176                150                 183           19,143

                                              $48,889               $553                $212          $49,230

The amortized cost and estimated fair value of securities available for sale at December 31, 1998 and 1997 are as follows:


AVAILABLE-FOR-SALE PORTFOLIO

                                                                Gross               Gross         Estimated
                                            Amortized         Unrealized          Unrealized         Fair
December 31, 1998                              Cost              Gains              Losses          Value
-----------------                              ----              -----              ------          -----
                                                                (dollars in thousands)
U.S. Treasury and other U.S.
  government agencies and corporations       $141,965             $1,125                $249         $142,841
Mortgage-backed debt securities               172,437              1,190                 407          173,220
Corporate bonds                                69,398              1,377               1,102           69,673
Equity securities                              31,082              4,771                 411           35,442
                                             $414,882             $8,463              $2,169         $421,176



                                                                Gross               Gross         Estimated
                                            Amortized         Unrealized          Unrealized         Fair
December 31, 1997                              Cost              Gains              Losses          Value
-----------------                              ----              -----              ------          -----
                                                                (dollars in thousands)

U.S. Treasury and other U.S.
  government agencies and corporations       $ 96,772            $   617               $  11        $  97,378
Mortgage-backed debt securities                93,063              1,532                 216           94,379
Corporate bonds                                15,074                238                   3           15,309
Equity securities                              19,820              3,412                   5           23,227
                                             $224,729             $5,799                $235         $230,293

The amortized cost and estimated fair value of securities being held to maturity and those available for sale at December 31, 1998 by contractual maturity, are as follows:

                                                Held-to-maturity                   Available-for-sale
                                             ---------------------------      ---------------------------
                                                              Estimated                        Estimated
                                             Amortized          Fair          Amortized           Fair
                                                Cost            Value            Cost            Value
                                                ----            -----            ----            -----
                                                                  (dollars in thousands)
Due in one year or less                       $ 10,712         $ 10,751          $ 61,575        $ 58,850
Due after one through five years                 8,393            8,714            44,734          47,673
Due after five years through ten years           1,385            1,422            81,602          83,256
Due after ten years                              1,186            1,194            23,452          22,735
Mortgage-backed debt securities                  8,369            8,388           172,437         173,220
Equity securities                                   --               --            31,082          35,442
                                               $30,045          $30,469          $414,882        $421,176

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

Included in the investment portfolio at December 31, 1998 and 1997, are securities carried at $269,315,000 and $150,778,000 respectively, which are pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required and permitted by law.

Gross realized gains and losses from the sale of securities available for sale were as follows:

                                         Years ended December 31,
                               ------------------------------------------
                                 1998            1997             1996
                                 ----            ----             ----
                                         (dollars in thousands)

    Realized gains              $1,520           $ 9183              $770
    Realized (losses)           $  (39)          $ (185)            $(330)


NOTE 5.  LOANS AND ALLOWANCE FOR CREDIT LOSSES:

                                                        December 31,
                                                  ----------------------------
                                                  1998                  1997
                                                  ----                  ----
                                                    (dollars in thousands)
Loans are as follows:

Real estate loans:
 Construction and land development                $ 113,321           $ 80,075
Mortgage loans:
   Secured by farmland                                3,182              2,752
   Secured by 1 to 4 family residential
      properties                                    216,362            217,236
   Secured by multi-family (5 or more)
      residential properties                          4,817              5,859
   Secured by commercial properties                 206,403            198,428
 Total mortgage loans                               430,764            424,275
Total loans secured by real estate                  544,085            504,350
Commercial and industrial loans                     111,730            101,288
Industrial revenue bonds                              6,666              4,457
Loans to farmers                                        563                810
Loans to individuals for household, family
 and other personal expenditures                     64,545             64,039
                                                   $727,589           $674,944

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $70,000,000 and $94,000,000 at December 31, 1998 and 1997, respectively.

Transactions in the allowance for credit losses are summarized as follows:

                                                  Years ended December 31,
                                                  ---------------------------
                                                  1998       1997       1996
                                                  ----       ----       ----
                                                     (dollars in thousands)
Balance at beginning of year                    $6,701      $5,997      $6,364
Provision for credit losses                      1,770       1,524         408
Recoveries                                         407         579         187
Other transfers and allowance on loans
   acquired with purchased entity                   --          --         462
                                                 8,878       8,100       7,421
Credits charged-off                             (1,680)     (1,399)     (1,424)

Balance at end of year                          $7,198      $6,701      $5,997



Selected information concerning the Company's recorded investment in impaired loans and related interest income are summarized as follows:


                                                  Years ended December 31,
                                                  ---------------------------
                                                    1998               1997
                                                    ----               ----
                                                     (dollars in thousands)

Impaired loans with specific allocation of
  allowance for credit losses                       $2,239           $2,488
Specific allocation of allowance for
  credit losses                                        793              801
Other impaired loans                                 3,613            1,460


                                                  Years ended December 31,
                                                  ---------------------------
                                                    1998               1997
                                                    ----               ----
                                                     (dollars in thousands)

Average recorded investment in impaired loans       $5,284           $4,162
Interest income recognized on impaired loans
  based on cash payments received                       80               33

Additional   information   concerning  the  Company's  recorded   investment  in
nonaccrual loans, for which impairment had not been recognized are as follows:



                                                                                    December 31,
                                                                      ------------------------------------
                                                                       1998             1997          1996
                                                                       ----             ----          ----
                                                                               (dollars in thousands)

Nonaccrual loans                                                       $567            $697          $731
Interest income not recognized due to loans in nonaccrual status         61              94            73


NOTE 6.  BANK PREMISES AND EQUIPMENT:

Bank premises and equipment consist of the following:

                                                             December 31,
                                                      ------------------------
                                                        1998            1997
                                                        ----            ----
                                                       (dollars in thousands)

Bank premises and leasehold improvements              $24,958         $24,678
Equipment                                              13,367          10,749
                                                       38,325          35,429
Less accumulated depreciation and amortization         13,045          10,762
                                                      $25,280         $24,665



Depreciation and amortization charged to operations amounted to $2,535,000 for 1998, $2,087,000 for 1997 and $1,854,000 for 1996.

NOTE 7.  DEPOSITS:

Certificates of deposit and other time deposits issued in denominations of $100,000 or more totaled $85,192,000 and $87,496,000 at December 31, 1998 and
1997, respectively, and are included in interest-bearing deposits in the consolidated balance sheets.

At December 31, 1998, the maturity distribution of certificates of deposit are as follows:

          Certificates of Deposit
------------------------------------------
           (dollars in thousands)

Maturing:
    1999                         $277,839
    2000                           79,270
    2001                           28,885
    2002                            2,852
    2003                            4,440
    Thereafter                         33
                                 $393,319



Interest on deposits consists of the following:

                                                         Years ended December 31,
                                                         ------------------------
                                                      1998        1997         1996
                                                      ----        ----         ----
                                                         (dollars in thousands)

NOW and Super NOW accounts                          $ 1,286     $ 1,198      $ 1,376
Savings accounts                                      1,979       2,124        2,679
Money market accounts                                 4,504       3,311        3,309
Certificates of deposit and other time
 deposits less than $100,000                         16,725      16,022       13,205
Certificates of deposit and other time
 deposits of $100,000 or more                         4,783       3,556        3,029
                                                     29,277      26,211       23,598
Less capitalized construction period interest            --          --           42
                                                    $29,277     $26,211      $23,556


NOTE 8.  SHORT-TERM BORROWINGS:

The Company purchases federal funds and enters into sales of securities under agreements to repurchase the same securities, which generally mature within one to ninety days from the transaction date. Securities pledged as collateral for securities sold under agreements to repurchase include various debt securities having aggregate amortized cost book values of $51,961,000 and $78,807,000 at December 31, 1998 and 1997, respectively.

Other short-term borrowings primarily reflect amounts borrowed under secured lending arrangements with the Federal Home Loan Bank of Atlanta. These borrowings are secured by a blanket lien on real estate mortgages secured by 1 to 4 family residential properties. In addition, at December 31, 1998 various debt securities having aggregate amortized cost book values of $196,134,000 were pledged to secure these borrowings.

The  Company's  unused  lines  of  credit  for  short-term   borrowings  totaled
$13,277,000 at December 31, 1998.

Selected information on short-term borrowings is as follows:

                                                              December 31,
                                                      -------------------------
                                                         1998             1997
                                                         ----             ----
                                                         (dollars in thousands)

FEDERAL FUNDS PURCHASED AND SECURITIES
  SOLD UNDER AGREEMENT TO REPURCHASE:
Total outstanding at year-end                          $  92,287      $84,827
                                                       =========      =======
Average amount outstanding during year                 $  59,301      $63,717
                                                       =========      =======
Maximum amount outstanding at any month-end             $105,974      $86,896
                                                       =========      =======
Weighted-average interest rate at year-end                  4.62%        5.46%
                                                       =========      =======
Weighted-average interest rate for the year                 4.92%        5.38%
                                                       =========      ========

OTHER SHORT-TERM BORROWINGS:
Total outstanding at year-end                           $248,155     $154,793
                                                       =========      =======
Average amount outstanding during year                  $184,727     $111,989
                                                       =========      =======
Maximum amount outstanding at any month-end             $248,155     $152,138
                                                       =========      =======
Weighted-average interest rate at year-end                  5.17%        5.36%
                                                       =========      =======
Weighted-average interest rate for the year                 5.47%        5.63%
                                                       =========      =======

Included in the other short-term borrowings schedule above at December 31, 1998 are the following borrowings from the Federal Home Loan Bank of Atlanta. These borrowings have scheduled maturity dates but the majority are callable at the sole discretion of the Federal Home Loan Bank of Atlanta, one year from the date of their initial funding. The Company has the option to terminate the remainder of these agreements upon the repricing date. All of these borrowings re-price monthly, quarterly, semi-annually, or annually, until the first call date and then are repriced quarterly, thereafter.

                           December 31, 1998
           ----------------------------------------------------------
             Due in         Interest rate range               Amount
            ------         -------------------               ------
                          (dollars in thousands)
              2000                 5.28%                 $   16,000
              2002                 5.30%                     29,000
              2003               5.01% - 5.26%               25,000
              2004                 5.36%                     10,000
              2007               5.03% - 5.27%               72,000
              2008               4.19% - 5.37%               51,000
             Total                                         $203,000

NOTE 9. LONG-TERM DEBT:

On July 20, 1998, FCNB Capital Trust, a newly-formed subsidiary of the Company, issued 1,610,000 of its 8.25% Cumulative Trust Preferred Securities (the "Preferred Securities") in an underwritten public offering for an aggregate price of $40,250,000. Proceeds of the Preferred Securities were invested in the 8.25% Subordinated Debentures (the "Subordinated Debentures") of the Company. After deducting underwriter's compensation and other expenses of the offering, the net proceeds were available to the Company to increase capital and for general corporate purposes, including use in investment activities and the Bank's lending activities.

The Preferred Securities and the Subordinated Debentures each mature on July 31, 2028. If certain conditions are met, the maturity dates of the Preferred Securities and the subordinated Debentures may be shortened to a date not earlier than July 31, 2003. The Preferred Securities and Subordinated Debentures also may be redeemed prior to maturity if certain events occur. The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity, or the deferral of dividend payments on the Preferred Securities, at any time or from time to time, for a period not to exceed 20 consecutive quarters in a deferral period.

The Company and FCNB Capital Trust believe that, taken together, the obligations of the Company under the Preferred Securities Guarantee Agreement, the Amended and Restated Trust Agreement, the Subordinated Debentures, the Indenture and the Agreement As To Expenses and Liabilities, entered into in connection with the offering of the Preferred Securities and the Subordinated Debentures, in the aggregate constitute a full and unconditional guarantee by the Company of the obligations of FCNB Capital Trust under the Preferred Securities.

FCNB Capital Trust is a Delaware business trust created for the purpose of issuing the Preferred Securities and purchasing the Subordinated Debentures, which are its sole assets. The Company owns all of the 49,800 outstanding common securities, liquidation value $25 per share, (the "Common Securities") of FCNB Capital Trust.

The Preferred Securities meet the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Preferred Securities and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At December 31, 1998, $27,136,000 of the Preferred Securities were included in Tier I Capital.

For financial statement purposes, the Preferred Securities are presented on the Consolidated Balance Sheets as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures".

NOTE 10.  LEASING ARRANGEMENTS:

The Company leases branch office facilities under noncancellable operating lease arrangements whose terms do not extend beyond November 2039. These leases contain options, which enable the Company to renew the leases at fair rental value for periods of 3 to 10 years. In addition to minimum rentals, certain leases have escalation clauses based upon various price indices and include provisions for additional payments to cover taxes, insurance and maintenance. The total minimum rental commitment, including renewal periods under these leases at December 31, 1998 is outlined below:

                         (dollars in thousands)

           Years ending December 31,
                 1999                         $   1,258
                 2000                             1,276
                 2001                             1,177
                 2002                             1,154
                 2003                             1,101
                 Later years                     10,237
                                                 16,203
                 Less:  Sublease income             638
                                                $15,565

Rent expense included in occupancy expenses amounted to $1,520,000 for 1998, $1,177,000 for 1997, and $1,218,000 for 1996.

Sublease income amounted to $89,000, $79,000, and $87,000 for 1998, 1997, and 1996 respectively.

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

The Company's annual contribution to the Plan totaled $686,000 in 1998, $609,000 in 1997 and $489,000 in 1996.

DEFERRED COMPENSATION PLANS:

The Company maintains deferred compensation plans for certain key executives and its directors, and a supplemental executive retirement plan (SERP), for certain key officers. The Plans provide for supplemental retirement income for the Plan's participants. Amounts to be paid by the Company under the deferred compensation plans will be recovered through life insurance policies purchased on the lives of the participants. Amounts to be paid by the Company under the SERP will be funded by the General Assets of the Company. The expense for these plans is included in the consolidated statements of income and totaled $355,000, $211,000 and $175,000 for 1998, 1997, and 1996, respectively.

STOCK OPTION PLAN:

On December 31, 1998, the Company had two stock-based compensation plans, the 1992 Employee Stock Option Plan ("1992 Plan") and the 1997 Stock Option Plan for Directors ("1997 Plan"). Both Plans are accounted for in accordance with Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations.

In connection with the stock options granted under the 1992 Plan, additional restricted stock grants for 21,077 shares at December 31, 1998 may be awarded at no additional cost to the Plan's participants. Restricted stock, subject to a three-year restriction period and certain other conditions, is awarded to the Plan's participants following their purchase of the shares granted under the 1992 Plan. In addition, certain participants under the 1992 Plan may receive additional reload options upon the exercise of options issued under the Plan, if the exercise occurs within three years from the date of the original grant and certain other conditions are satisfied. A reload feature is one that provides for grants of additional options whenever a participant exercises previously granted options. The terms of the Plans provide that the number of reload options granted is the same as the number of original options exercised, and the exercise price of the reload is the market price of the stock on the date the reload option is granted. Compensation expense, reflecting the fair value of the restricted shares on the date the stock options were initially granted, is recognized ratably over a four year period, commencing on the date the stock options were granted and ending with the expiration of the three year restriction period. Compensation expense recognized under this Plan for years ended December 31, 1998, 1997, and 1996 totaled $68,000, $65,000, and $52,000, respectively.

The 1997 Plan requires the Company to issue options to each non-employee Director on the day after each annual meeting of the Company's shareholders. Participants under this Plan will receive reload options upon the exercise of options issued under this Plan, provided the options are exercised within three years from the date of the original grant and certain other conditions are satisfied.

Had compensation expense for both Plans been determined based on the fair value of each option granted on the date of grant using an option-pricing model as prescribed in FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 Years ended December 31,
                                          ----------------------------------
                                            1998         1997            1996
                                            ----         ----            ----
Net income:
    As reported                            $8,061       $10,096         $6,876
    Pro forma                              $7,386        $9,385         $6,653

Basic and diluted earnings per share:
    As reported                             $0.80         $1.01          $0.69
    Pro forma                               $0.74         $0.95          $0.67


The 1992 Plan provides that 606,376 shares of the Company's common stock (adjusted for stock splits and stock dividends) will be reserved for the granting of both incentive stock options (ISO) and non-qualified stock options
(NQSO) to purchase these shares. At December 31, 1998, reserved shares remaining for future grants under this Plan totaled 255,553. The 1997 Plan provides that 333,333 shares of the Company's common stock will be reserved for the granting of NQSO's to purchase these shares. At December 31, 1998, reserved shares remaining for future grants under this Plan totaled 274,424. Under both Plans, the exercise price per share shall not be less than the fair market value of a share of common stock on the date on which such options were granted, subject to adjustments for the effects of any stock splits or stock dividends, and may be exercised immediately upon being granted.

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions:


                                                 Years ended December 31,
                                          ----------------------------------
                                            1998         1997            1996
                                            ----         ----            ----
Dividend yield                                2.5%          2.5%          2.5%
Expected volatility                         36.53%        40.71%        49.66%
Risk free interest rate                     4.650%        5.740%        6.420%
Expected life, in years                        10            10            10
Weighted-average fair value of
  options granted during the year           $9.47         $9.42         $7.07


The following is a summary of transactions for both Plans during the three years ended December 31, 1998, 199 and 1996.

                                       Options Issued          Weighted-Average
                                       and Outstanding           Exercise Price
                                       ---------------           --------------


Balance at December 31, 1995                325,639                 5.90
  Exercised                                (158,474)                3.33
  Terminated                                (13,572)                5.05
  Granted                                    75,031                 8.59
Balance at December 31, 1996                228,624                 8.62
  Exercised                                 (27,519)                7.30
  Terminated                                 (4,037)                7.44
  Granted                                   100,130                16.89
Balance at December 31, 1997                297,198                11.52
  Exercise                                 (164,784)                7.85
  Terminated                                (22,291)                7.73
  Granted                                   162,078                19.90
Balance at December 31, 1998                272,201               $19.34



At December 31, 1998, the 272,201 options issued and outstanding had exercise prices ranging from $4.17 to $24.47 and had a weighted-average remaining contractual life of 98 months.

                                              December 31,
                                 --------------------------------------
                                     1998         1997           1996
                                     ----         ----           ----
  Exercisable options:
    Options outstanding           272,201       297,198         197.396
    Weighted-average price         $19.34        $11.52           $7.77

NOTE 12.  INCOME TAXES:

Significant components of the Company's deferred tax assets and liabilities are as follows:



                                                              December 31,
                                                      -------------------------
                                                         1998             1997
                                                         ----             ----
                                                         (dollars in thousands)

Deferred tax assets:
    Provision for credit losses                           $2,061      $1,999
    Net securities losses                                    173         169
    Deferred compensation                                    570         459
    Postretirement benefits                                  257         253
    Provision for foreclosed properties                       21         150
Deferred Fees                                                276         430
    Other                                                    858         538
   Total deferred tax assets                               4,216       3,998
   Valuation allowance for deferred tax assets                --          (9)
Deferred tax assets after valuation allowance              4,216       3,989

Deferred tax liabilities:
    Unrealized gain on securities available for sale       2,424       2,205
    Depreciation                                             541         532
    Other                                                    331         224
   Total deferred tax liabilities                          3,296       2,961
   Net deferred tax assets                                $  920      $1,028


A reconciliation of the maximum statutory income tax to the provision for income taxes attributable to continuing operations included in the consolidated statements of income, is as follows:

                                                        December 31,
                                               ------------------------------
                                                1998        1997         1998
                                                ----        ----        ------
                                                (dollars in thousands)
Income before income tax                      $14,837      $15,166      $10,767
Tax rate                                           35%          35%          35%
Income tax at statutory rate                    5,193        5,308        3,768
Increases (decreases)
 in tax resulting from:
    Tax-exempt interest income                   (184)        (149)        (160)
    Insurance cash values                        (429)        (217)          (3)
    Thrift bad debt reserve recapture           1,750           --           --
    State income taxes, net of federal
     income tax benefit                           165          426          418
    Benefit of income taxed at lower rate        (100)        (100)         (82)
    Other                                         381         (198)         (50)
                                              $ 6,776       $5,070      $ 3,891




Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                                        December 31,
                                               ------------------------------
                                                1998        1997         1996
                                                ----        ----        ------
                                                (dollars in thousands)
Taxes currently payable                       $ 5,190       $ 3,969    $ 3,961
Deferred tax liabilities (benefits)              (164)        1,101        (70)
Operating activities                            5,026         5,070      3,891
Thrift bad debt reserve recapture               1,750            --         --
Total                                          $6,776        $5,070     $3,891


Included in the above amounts are income taxes of $576,000 in 1998, $283,000 in 1997, and $170,000 in 1996 related to net security gains.

NOTE 13.  OTHER OPERATING EXPENSES:

Other operating expenses in the consolidated statements of income include the following:


                                                        December 31,
                                           -----------------------------------
                                            1998          1997           1998
                                            ----          ----          ------
                                                  (dollars in thousands)
FDIC and general insurance                 $   644         $  369        $  540
Professional and directors fees              2,801          3,005         1,943
Advertising and public relations             1,712          1,294         1,208
Credit and collection expense                  298            302           299
Postage and supplies                         1,503          1,244         1,241
Net loss on foreclosed properties              187            195            88
Other                                        2,614          2,735         3,109
                                            $9,759         $9,144        $8,428


Changes in the allowance for foreclosed properties are summarized as follows:


                                                            December 31,
                                                   -----------------------------
                                                   1998        1997         1998
                                                   ----        ----         -----
                                                      (dollars in thousands)
Balance at beginning of year                        $410       $533       $646
Provision charged to income                           52         35         31
Losses charged to the allowance                     (266)      (158)       (32)
Other transfers net of allowance on properties
    acquired with purchased entity                    --         --       (112)
Balance at end of year                              $196       $410       $533


NOTE 14.  SHAREHOLDERS' EQUITY:

Restrictions on dividends:

The amount of dividends that the Bank can pay to the Parent Company without approval from the Federal Reserve Board is limited to its net profits for the current year plus its retained net profits for the preceding two years. Amounts available for the payment of dividends during 1998 aggregated $13,193,000.

Restrictions on lending from subsidiary to parent:

Federal law imposes certain restrictions limiting the ability of the Bank to transfer funds to the Parent Company in the forms of loans or advances. Section 23A of the Federal Reserve Act prohibits the Bank from making loans or advances to the Parent Company in excess of 10 percent of its capital stock and surplus, as defined therein. There were no material loans or advances outstanding at December 31, 1998.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that the Company and the Bank met all capital adequacy requirements to which it is subject as of December 31, 1998.

As of December 31, 1998, the most recent notification from the regulatory agency categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed the Bank's category.

The Company and the Bank's actual capital amounts and ratios are presented in the following table.

                                                                                              Capitalized Under
                                                                       For Capital            Prompt Corrective
                                               Actual                Adequacy Purposes:       Action Provisions:
                                        -----------------        --------------------------   ------------------
                                        Amount      Ratio           Amount          Ratio     Amount      Ratio
                                        ------      -----           ------          -----     ------      -----
                                                             (dollars in thousands)

As of December 31, 1998:
Total Capital
  (to Risk-Weighted Assets):
    FCNB Corp                           $130,814   14.15%          $73,949          8.0%         N/A        N/A
    FCNB Bank                           $100,679   11.08%          $72,697          8.0%       $90,872      10.0%

Tier I Capital
  (To Risk-Weighted Assets):
    FCNB Corp                           $108,545   11.74%          $36,974          4.0%         N/A        N/A
    FCNB Bank                           $ 93,292   10.27%          $36,349          4.0%       $54,523       6.0%

Tier I Capital
  (To Average Assets):
    FCNB Corp                           $108,545    8.70%          $37,431          3.0%         N/A        N/A
    FCNB Bank                           $ 93,292    7.59%          $36,871          3.0%       $61,452       5.0%

As of December 31, 1997:
Total Capital
  (to Risk-Weighted Assets):
    FCNB Corp                           $ 88,099   11.79%          $59,915          8.0%         N/A        N/A
    FCNB Bank(1)                        $ 73,879    9.99%          $59,188          8.0%       $73,986      10.0%

Tier I Capital
(To Risk-Weighted Assets):
    FCNB Corp                           $ 81,398   10.88%          $29,957          4.0%        N/A         N/A
    FCNB Bank(1)                        $ 67,178    9.09%          $29,594          4.0%       $44,391       6.0%

Tier I Capital
(To Average Assets):
    FCNB Corp                           $ 81,398    7.96%          $32,309          3.0%        N/A         N/A
    FCNB Bank(1)                        $ 67,178    6.60%          $32,121          3.0%       $50,986       5.0%

------------
N/A = Not applicable

Dividend reinvestment plan:

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for all shareholders of the Company. This Plan provides that 509,217 shares, as adjusted for stock splits and stock dividends, of the Company's common stock will be reserved for issuance under the Plan. At December 31, 1998, reserved shares remaining for future issuance under this plan totaled 235,064. The terms of this Plan allow participating shareholders to purchase additional shares of common stock in the Company by reinvesting the dividends paid on shares registered in their name, by making optional cash payments, or both. Shares purchased under the Plan with reinvested dividends or optional cash payments are acquired at 97% of current market prices. Optional cash payments to this Plan are limited and may not exceed $2,500 in any calendar quarter. Contributions to the Plan will be used by a designated agent to acquire common shares of the Company at current market prices. The Company reserves the right to amend, modify, suspend or terminate this Plan at any time at its discretion.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS:

In  accordance  with the  disclosure  requirements  of  Statement  of  Financial
Accounting Standards No. 107, the estimated fair values of the Company's financial instruments are as follows:

                                              December 31, 1998             December 31, 1996
                                           -------------------------     ----------------------
                                           Carrying             Fair     Carrying         Fair
                                             Amount            Value       Amount        Value
                                             ------            -----       ------        -----
                                                           (dollars in thousands)
FINANCIAL ASSETS
Cash and cash equivalents              $     79,096     $     79,096  $    73,922  $    73,922
Loans held for sale                           5,087            5,087          909          909
Investment securities                       451,221          451,645      279,182      279,523
Net loans                                   720,368          725,704      667,867      671,493

Total financial assets                   $1,256,042       $1,261,532   $1,021,880   $1,025,847


FINANCIAL LIABILITIES
Deposits                                $   851,819      $   854,510   $  745,486   $  747,027
Short-term borrowings                       340,442          340,273      239,620      239,703
Long-term debt                               40,250           39,165           --           --
     Total financial liabilities         $1,232,511       $1,233,948   $  985,106   $  986,730

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of December 31, 1998 and 1997:

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

Long-term borrowings:

The fair value of long-term debt is determined using rates currently available to the Company for debt with similar terms and remaining maturities.

Interest rate swaps:

The fair values of interest rate swaps are estimated based on the amount the Company would receive or pay to terminate the contracts or agreements. The carrying value of interest rate swaps related to interest rate risk management activities was immaterial at December 31, 1998 and 1997. The carrying value of such instruments, if any, includes any accrued interest receivable and/or payable balances

NOTE 16.  TRANSACTIONS WITH RELATED PARTIES:

In the normal course of banking business, loans are made to officers and directors of the Company, as well as to their associates. Such loans are made in the ordinary course of business with substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. They do not involve more than normal risk of collectability or present other unfavorable features. An analysis of the activity during 1998 is as follows:

                                               (dollars in thousands)
                                                ----------------------

    Balance at December 31, 1997                     $ 11,229
    New loans                                           1,575
    Repayments                                         (4,367)

    Balance at December 31, 1998                       $8,437

NOTE 17.  COMMITMENTS AND CONTINGENCIES:

In addition, Note 2 contains detailed information relating to the acquisition of Frederick Underwriters during 1998. Prior to the merger, a director of the Company was the principal shareholder of Frederick Underwriters.

Financial instruments:

In the normal course of business, there are outstanding commitments, contingent liabilities and other financial instruments that are not reflected in the accompanying consolidated financial statements. These include commitments to extend credit, standby letters of credit and interest rate swaps, which are some of the instruments used by the Company to meet the financing needs of its customers and to manage its own interest rate risk. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Any losses which may result from these transactions are not expected to have a material effect on the accompanying consolidated financial statements. Notional principal amounts often are used to express the volume of a transaction, but the amounts potentially subject to credit risk are much smaller. The contract or notional amount of each class of such instruments at December 31 was:

                                                       December 31,
                                                --------------------------
                                                  1998              1997
                                                ---------        ---------
                                                Contract/        Contract/
                                                 Notional         Notional
                                                 Amount            Amount
                                                 ------            ------
                                                   (dollars in thousands)
Financial instruments whose notional or
 contract amounts represent credit risk:
  Commitments to extend credit                  $199,739       $147,015
  Standby letters of credit                       12,550         11,707
  Total                                         $212,289       $158,722
Financial instruments whose notional or
  contract amounts exceeded maximum
   credit risk:
    For interest rate risk management:
      Interest rate swaps                        $10,000        $10,000
  Total                                          $10,000        $10,000


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

As a financial institution, the Company assumes interest rate risk as a provider of banking services to its customers. This risk can be managed through derivative interest rate contracts, such as interest rate swaps. Changes in the fair value of such derivatives are generally offset by changes in the fair value of the underlying hedged asset or liability. For interest rate risk management purposes, the Company was using interest rate (pay-fixed) swaps with notional balances of $10,000,000 at December 31, 1998 and 1997 to convert fixed rate loans to variable rates.

Legal proceedings:

The Company is subject to various legal proceedings which are incidental to the ordinary course of business. In the opinion of the management of the Company, there are no material pending legal proceedings to which the Company is a party or which involves any of its property.

Tax liability:

The Company has been notified by the Internal Revenue Service (the Service) that the Service has taken under review the Company's treatment of an income tax reserve for bad debts relating to the Company's 1996 acquisition of Laurel and its subsidiary thrift. As a part of its acquisition of Laurel, the Company assumed an unrecorded deferred tax liability of approximately $1.6 million related to the special bad debt deduction for years before December 1, 1988, which thrifts were allowed. The Company determined that recognition of the deferred tax liability was not required as a result of the merger of Laurel and its subsidiary into the company and its subsidiary bank. The Service has raised issues related to the availability of an exemption from recapture of the bad debt reserve. The Company is reviewing the Service's position. The Company intends to vigorously contest the additional assessment, but has accrued $1.75 million as a reserve against such liability, which has been considered a merger-related expense for financial reporting purposes.

NOTE 18. FCNB CORP (PARENT COMPANY) CONDENSED FINANCIAL INFORMATION:

FCNB CORP (PARENT COMPANY)
Balance Sheets

                                                                          December 31,
                                                                      -------------------
                                                                       1998           1997
                                                                       ----           ----
                                                                      (dollars in thousands)
ASSETS
Cash                                                                 $10,889         $ 4,042
Receivable from subsidiaries                                           1,838           1,103
Investment securities available for sale-at fair value                16,477          10,845
Investment in subsidiaries                                           101,350          71,882
Other assets                                                           3,112           1,346
             Total assets                                           $133,666         $89,218

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Long-term debt                                                       $41,495         $   --
Other liabilities                                                      1,561           1,202
             Total liabilities                                        43,056           1,202

Common stock                                                          10,061           8,017
Surplus                                                               46,597          49,950
Retained earnings                                                     30,082          26,391
Net unrealized gain on securities available for sale                   3,870           3,658
             Total shareholders' equity                               90,610          88,016
             Total liabilities and shareholders' equity             $133,666         $89,218

FCNB CORP (PARENT COMPANY)
Statements of Income and Comprehensive Income


                                                                 For the years ended December 31,
                                                               ------------------------------------
                                                                1998          1997            1996
                                                                ----          ----            ----
                                                                       (dollars in thousands)
Income:
    Dividends from subsidiary banks                             $  3,576        $3,842       $10,710
    Net securities gains                                             554           173            82
    Other income, principally interest                               653           278           189
Total income                                                       4,783         4,293        10,981
Expenses                                                           1,941           344           843
Income before provision for income taxes
 and equity in undistributed
 (excess distributions of) earnings of subsidiaries                2,842         3,949        10,138
Provision for income taxes (benefits)                               (263)           (7)         (141)
Income before equity in  undistributed
  (excess distributions of) earnings of subsidiaries               3,105         3,956        10,279
Equity in undistributed (excess distributions of) earnings
 of subsidiaries                                                   4,956         6,140        (3,403)
Net income                                                      $  8,061       $10,096        $6,876)
Other Comprehensive income (loss), net of tax                        212         2,919           (34)
Comprehensive income                                            $  8,273       $13,015        $6,842



FCNB CORP (PARENT COMPANY)
Statements of Cash Flows


                                                                    For the years ended December 31,
                                                                 ------------------------------------
                                                                  1998          1997            1996
                                                                  ----          ----            ----
                                                                       (dollars in thousands)
Cash flows from operating activities:
    Net income                                                       $ 8,061      $10,096       $6,876
    Adjustments to reconcile net income to
     net cash provided by operating activities:
      (Equity in undistributed) excess distribution of
         earnings of subsidiary                                       (4,956)      (6,140)       3,403
      Noncash charitable contribution                                     --           98           64
      Net securities gains                                              (554)        (173)         (82)
      Decrease (increase) in receivable from
       subsidiaries                                                     (735)        (746)          93
      Decrease (increase) in other assets                             (1,631)      (1,184)          (9)
      Increase (decrease) in other liabilities                            --         (590)         306
             Net cash provided by operating activities                   185        1,361       10,651
Cash flows from investing activities:
    Proceeds from sale of investment securities
     available for sale                                                1,612          510          140
    Purchase of investment securities
     available for sale                                               (5,856)      (6,330)      (1,360)
    Investment in subsidiary                                         (24,775)       5,496       (1,490)
             Net cash (used in) investing activities                 (29,019)        (324)      (2,710)

Cash flows from financing activities:
    Proceeds from long-term debt                                      41,495           --           --
    Dividend reinvestment plan                                           (29)         (18)         (11)
    Proceeds from issuance of common stock                               664          210          578
    Repurchase of common stock                                        (2,108)        (213)        (580)
    Cash dividends paid                                               (4,341)      (3,462)      (2,997)
             Net cash provided by (used in) financing activities      35,681       (3,483)      (3,010)
Net increase (decrease) in cash                                        6,847       (2,446)       4,931
Beginning cash                                                         4,042        6,488        1,557
Ending cash                                                          $10,889       $4,042       $6,488

Supplemental schedule of noncash investing and financing activities:
    Surplus from stock options granted                                  $135         $152         $118

NOTE 19.  CURRENT ACCOUNTING DEVELOPMENTS:

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In management's opinion, the adoption of this Statement will not have a material impact on the financial position or the results of operations of the Company.

NOTE 20.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

The following is a summary of the Company's unaudited quarterly results of operations:


                                                                                                1998
                                                               --------------------------------------------------------------------
                                                             December 31(3)     September 30 (1)   June 30(1)(2)    March 31(1)(2)
                                                             --------------     ----------------   -------------    --------------
                                                                        (dollars in thousands, except per share amounts)
 Interest income                                                 $23,079            $21,762          $20,660          $19,920
 Net interest income                                              10,976             10,368           10,330            9,912
 Provision for credit losses                                         815                385              400              170
 Net securities gains                                                508                286              535              152
 Income before income taxes                                        2,424              4,089            4,271            4,053
 Net income (loss)                                                 (252)              2,729            2,864            2,720
 Net income before merger-related expense                          2,798              2,806            2,898            2,720
 Basic earnings per share                                          (.03)                .27              .29              .27
 Diluted earnings per share                                        (.03)                .27              .29              .27
 Basic earnings per share before merger-related expenses             .28                .28              .29              .27
 Diluted earnings per share before merger-related expenses           .27                .28              .29              .27


                                                                                                1997 (1)(2)
                                                               -------------------------------------------------------------------
                                                               December 31       September 30        June 30          March 31
                                                               -----------       ------------        --------        ---------
                                                                        (dollars in thousands, except per share amounts)
 Interest income                                                 $19,766            $19,263          $18,245          $17,401
 Net interest income                                               9,846              9,826            9,660            9,365
 Provision for credit losses                                         455                512              276              281
 Net securities gains                                                213                221               57               89
 Income before income taxes                                        3,912              4,159            3,977            3,118
 Net income                                                        2,657              2,748            2,541            2,150
 Basic earnings per share                                            .28                .28              .26              .22
 Diluted earnings per share                                          .27                .28              .26              .22

-------------

(1) The  financial  data for 1998 and 1997  has been  restated  to  include  the
    effects  of  the   acquisitions   of  Capital   Bank,   N.A.  and  Frederick
    Underwriters, Inc. in 1998, accounted for as pooling of interests.

(2) Per share data has been restated for the effects of a four-for-three stock split effected in the form of a 33% stock dividend declared in July 1998 and paid in August 1998.

(3) During the quarter ended December 31, 1998, the Company recognized a current period income tax provision, totaling $1,750,000, for the tax effects of certain pre-1988 tax reserves for bad debts required to be recaptured.

Market For Registrant's Common Equity And Related Stockholder Matters

Quarterly stock prices and dividends(1)

                                              1998
                            ---------------------------------------
                                   Price Range
                               -------------------        Dividend
                               High           Low         Declared
                               ----           ---         --------
First Quarter                 $24.38         $20.81        $.101
Second Quarter                 24.94          24.44         .106
Third Quarter                  26.81          23.88         .112
Fourth Quarter                 24.50          23.00         .117

                                              1997
                            ---------------------------------------
                                   Price Range
                               -------------------        Dividend
                               High           Low         Declared
                               ----           ---         --------
First Quarter                 $15.34         $13.64        $.081
Second Quarter                 15.00          13.64         .081
Third Quarter                  23.87          13.98         .086
Fourth Quarter                 23.69          20.80         .092

-----------
(1) The quarterly stock prices and dividends have been restated for the effects of a four-for-three stock split effected in the form of a 33% stock dividend, declared in August 1998.

The stock prices are the high and low sale prices as recorded on the NASDAQ National Market. The Company trades on the NASDAQ National Market under the symbol FCNB.

Number of shareholders of record, as of December 31,1998:  3,954


PRINCIPAL AFFILIATE
Balance Sheet

                                                           DECEMBER 31, 1998
                        ----------------------------------------------------------------------------
                                                         (DOLLARS IN THOUSANDS)
                        ASSETS                                               LIABILITIES AND EQUITY
                        ------                                               ----------------------

FCNB Bank               Cash and due from banks        $    30,500         Total deposits                $862,708
7200 FCNB Court         Earning assets                   1,215,993         Short-term borrowings          340,442
Frederick, MD 21703                                                        Accrued interest and
(301) 662-2191                                                               other liabilities             15,942
32 Offices              Allowance for credit losses         (7,198)
                        Other Assets                        79,902         Shareholders' equity           100,105
                                                                           Total liabilities
                        Total assets                    $1,319,197           and shareholders' equity  $1,319,197

                        Net income                          $8,532

Annual Meeting of Shareholders

Tuesday, April 20, 1999 - 7:00 p.m.
FSK Holiday Inn
Frederick, Maryland 21703


TRANSFER AGENT
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Phone (800) 937-5449


ANALYST CONTACT
Alex C. Hart
Vice President, Investor Relations
Phone (301 or 800) 662-2191 or (301) 624-2340 Direct


SHAREHOLDER CONTACT
Kristen Howes
Senior Shareholder Relations Officer
Phone (301 or 800) 662-2191 or (301) 624-2306 Direct


AVAILABILITY OF 10-K REPORT
The annual report on Form 10K filed with the Securities and Exchange Commission is available without charge upon written request to: Mark A. Severson, Senior Vice President and Treasurer, FCNB CORP, 7200 FCNB Court, Frederick, Maryland 21703.


PROFILE

FCNB CORP is a one bank holding company organized under the laws of the State of Maryland. FCNB Bank, a state-chartered commercial bank under the laws of the State of Maryland was converted from a national bank in June 1993, and was originally chartered in 1818. The Bank is engaged in a general commercial and retail banking business serving individuals and businesses in Frederick, Carroll, Howard, Prince George's, Anne Arundel and Montgomery counties located in Maryland, Washington, D.C., and Fairfax County located in Virginia. The deposits of the Bank are insured by the FDIC. FCNB Corp trades on the NASDAQ Stock market under the symbol "FCNB".

The following brokers are registered as market makers of FCNB Corp Common Stock:


Ferris, Baker, Watts & Co.                  Legg Mason Wood Walker, Inc.
365 West Patrick Street                     30 West Patrick Street
Frederick, MD  21701                        Frederick, MD 21701
(301) 662-6488                              (301) 663-8833

F.J. Morrisey & Co., Inc.                   Ryan, Beck & Co.
1700 Market Street,                         3 Parkway
Suite 1420                                  Philadelphia, PA 19102
Philadelphia, PA 19102                      (800) 342-2325
(215) 563-8500

Janney Montgomery Scott, Inc.               Sandler O'Neill & Partners, L.P.
1801 Market Street                          Two World Trade Center
Philadelphia, PA 1910                       104th Floor
(215) 665-6000                              New York, NY 10048
                                            (800) 635-6860

Friedman, Billings, Ramsey & Co., Inc.      Wheat First Securities, Inc.
1001 Nineteenth Street North                18 West Patrick Street
Arlington, VA 22209-1722                    Frederick, MD 21701
(703) 312-9500                              (301) 662-0002
                                            (800) 456-7801


Corporate Headquarters                       Subsidiary
FCNB Corp (MD)                               FCNB Bank (MD)*
7200 FCNB Court                              7200 FCNB Court
Frederick, Maryland 21703                    Frederick, Maryland 21703
(301) 662-2191                               (301) 662-2191

                                             Frederick Underwriters, Inc. (MD)**
                                             1201 East Street
                                             Frederick, MD 21701
                                             (301) 662-1147




* The Bank is the principal subsidiary of FCNB Corp as of December 31, 1998. The voting securities of the Bank are owned entirely by FCNB Corp.

**The Insurance Agency is the principal subsidiary of FCNB Bank as of December 31, 1998. The voting securities of the Agency are owned entirely by FCNB Bank.