Form 10-K, Exhibit 13
period 1999-12-31
FCNB CORP
filed 2000-03-24
CIK 803644

[FCNB LOGO OMITTED]

                                 7200 FCNB Court
                            Frederick, Maryland 21703
                              (301 or 800) 662-2191

                               [GRAPHIC OMITTED]

Financial Review
Table of Contents

Management's Discussion                                                  page 2
Selected Financial Data                                                  page 15
Consolidated Balance Sheets                                              page 16
Consolidated Statements of Income                                        page 17
Consolidated Statements of Changes in Shareholders' Equity               page 18
Consolidated Statements of Cash Flows                                    page 19
Notes to Consolidated Financial Statements                               page 21
Independent Auditor's Report                                             page 36

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations


         GENERAL

         This section of the report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to FCNB Corp ("FCNB") and its principal wholly-owned subsidiary FCNB Bank's (collectively, the "Company") beliefs, expectations, anticipations and plans regarding, among other things general economic trends, interest rates, product expansions and other matters. Such statements are subject to numerous uncertainties, such as federal monetary policy, inflation, employment, profitability and consumer confidence levels, both nationally and in the Company's market area, the health of the rea estate and construction market in the Company's market area, the Company's ability to develop and market new products and to enter new markets, competitive challenges in the Company's market, legislative changes and other factors, and as such, there can be no assurance that future events will develop in accordance with the forward looking statements contained herein.

         The following paragraphs provide an overview of the financial condition and results of operations of the Company. This discussion is intended to assist the readers in their analysis of the accompanying consolidated financial statements and notes thereto.

         On August 19, 1999, the Company consummated the previously announced merger of First Frederick Financial Corp ("First"), the holding company for First Bank of Frederick, with and into FCNB, and the merger of First Bank of Frederick with and into FCNB's wholly-owned subsidiary, FCNB Bank ("the Bank"), all headquartered in Frederick, Maryland. FCNB and First executed a definitive agreement on March 12, 1999.

         As a result of the Merger, each share of the $1.00 par value outstanding common stock of First was converted into 1.0434 shares of the
Company's, $1.00 par value common stock; resulting in the issuance of approximately 1,543,012 shares of FCNB common stock, subject to adjustment to account for the elimination of fractional shares. The merger was accounted for using the pooling-of-interests method.

         As of August 19, 1999, the effective date of the transaction, First had approximately $110 million of total assets, deposits of $97 million, and total shareholders' equity of $9 million.

         Merger   related   expenses  of  $4.05  million  are  included  in  the
consolidated statements of income and consist principally of $306,000 for severance payments to terminated employees, $99,000 for professional fees, and other conversion related costs of $744,000. The allowance for credit losses was increased an additional $2.9 million in order to align the accounting assumptions in analyzing the allowance for credit losses.

         Throughout the discussion on the financial performance of the Company, the yield on interest-earning assets, the net interest spread, the net interest margin, the risk-based capital ratios, and the leverage ratio exclude the effects of applicable fair value adjustments to the investment securities portfolio. However, the return on average assets, the return on average equity, and the book value per share at period-end include the effects of these fair value adjustments.

         The following analysis of the Company's operating results is presented on a consolidated basis. Net income before merger-related expenses was $13.50 million in 1999 compared to $12.59 million in 1998. Basic earnings per share before merger-related expenses were $1.15 in 1999 compared to $1.09 in 1998. Diluted earnings per share before merger-related expenses were $1.13 in 1999 compared to $1.06 in 1998.

         Net income was $10.43 million in 1999 compared to $9.43 million in 1998. Basic earnings per share were $.89 in 1999 compared to $.82 in 1998. Diluted earnings per share were $.87 in 1999 compared to $.79 in 1998.

         Return on average assets and return on average shareholders' equity are key measures of earnings performance. Return on average assets measures the ability of a bank to utilize its assets in generating income. Return on average assets was 0.73% in 1999 and 0.75% in 1998. Return on average shareholders' equity, which measures the income earned on the capital invested, was 11.15% in 1999 compared to 9.48% in 1998. However, before the specific one-time merger-related costs the return on average assets was 0.95% in 1999 and 1.00% in 1998, and the return on average shareholders' equity was 14.45% in 1999 and 12.66% in 1998.

         During 1999, the Company experienced modest loan growth that resulted in an $85.01 million increase in loans, net of unearned income, or 10.39% over the level at the end of 1998.

         Noninterest income increased $1.99 million or 11.65% from the level in 1998 while noninterest expenses increased $3.61 million or 8.03% during the same period. Included in the noninterest expenses are merger-related costs of $1.87 million in 1999 and $1.94 million in 1998. If these amounts were excluded, noninterest expenses would have risen in 1999 by $3.68 million or 8.54%.

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


         NET INTEREST INCOME

         Net interest income is generated from the Company's lending and investment activities, and is the most significant component of the Company's earnings. Net interest income is the difference between interest and rate-related fee income on earning assets (primarily loans and investment securities) and the interest paid on the funds (primarily deposits and short-term borrowings) supporting them. To facilitate analysis, net interest income is presented on a taxable-equivalent basis to adjust for the tax-exempt status of certain loans and investment securities. This adjustment, based on the statutory federal income tax rate of 35% in 1999 and 1998, increases the tax-exempt income to an amount representing an estimate of what would have been earned if that income were fully taxable.

         Taxable-equivalent net interest income was $50.24 million in 1999, increasing 6.51% from the $47.17 million in 1998. The Company's average interest-earning assets increased 14.67% to $1.32 billion during 1999. This increase was funded primarily by a 15.00% increase in the Company's average interest-bearing liabilities and by an 18.90% increase in the Company's average noninterest-bearing deposits during the year.

         The Company's net interest margin (taxable-equivalent net interest income as a percent of average interest-earning assets) was 3.79% in 1999, as compared to 4.09% in 1998. This decrease in net interest margin principally reflects the impact of the change in the spread between yields on average interest-earning assets and rates paid on average interest-bearing liabilities realized during 1999. This spread decreased by 26 basis points in 1999. During the year, the rate paid on average interest-bearing liabilities decreased 10 basis points, while the yield on average interest-earning assets decreased 36 basis points.

         The average yield on the investment portfolio fell 18 basis points during 1999 compared to 1998. The average yield on the loan portfolio decreased by 36 basis points, reflecting the impact of competitive pressures. The rates paid on short-term borrowings decreased by 18 basis points. The rate of interest earned on interest-earning assets and the rate paid on interest-bearing liabilities, while significantly affected by the actions taken by the Federal Reserve to control economic growth, are influenced by competitive factors within the Company's market. Competitive pressures during 1999 in the Company's market area for both loans and the funding sources needed to satisfy loan demand caused its net interest spread to narrow. The Company's management feels that competitive pressures will cause the net interest spread to continue to be under pressure. Therefore, the Company is currently pursuing operating efficiencies through improved technology and is adding new products and services to enhance its level of noninterest income. There can be no assurance that these benefits will be realized.

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

NONINTEREST INCOME

         Noninterest income increased by $1.99 million or 11.65% in 1999. Gains realized from the sale of mortgage loans in the secondary market were $872,000 in 1999 and $751,000 million in 1998. Noninterest income from gains realized on the sale of mortgage loans is directly affected by the volume of mortgage loans settled, which is significantly influenced by increases and decreases in the level of interest rates. In periods of rising interest rates, mortgage loan production typically declines, whereas in periods of declining interest rates mortgage loan production increases. As a result, this source of noninterest income will be highly influenced by the level and direction of future interest rate changes. Insurance commissions increased $667,000 or 12.51% in 1999. The increase is attributable to Frederick Underwriters' strong insurance sales activity. Other operating income includes approximately $1.56 million in 1999 and $1.22 million in 1998 attributable to the implementation of a bank-owned life insurance program that generates tax-exempt income intended to partially offset the cost of employee benefit programs.

         The increase in service fees on deposit accounts is attributable, in part, to price increases, but primarily to increases in account volume and activity.

         The Company's management is committed to developing and offering innovative, market-driven products and services that will generate additional sources of noninterest income. However, the future results of any of the products or services cannot be predicted at this time.

NONINTEREST EXPENSES

         Noninterest expenses increased $3.61 million in 1999. However, if the merger related costs of $1.87 million in 1999 and $1.94 million in 1998 are excluded from this comparison, noninterest expenses for 1999 increased $3.68 million. Total salaries and employee benefits increased $2.05 million or 8.70% in 1999. The increase in salaries and benefits reflects general merit and cost-of-living adjustments.

 Net occupancy and equipment expenses increased $766,000 or 15.65% and $512,000 or 13.92%, respectively, compared to those incurred during 1999. The increase in these two areas is directly attributable to the acquisition activity surrounding the purchase of First Virginia Bank, Capital Bank and First Bank. Branch upgrading, signage, computer and equipment upgrades in addition to extensive leasehold improvements have resulted in increased depreciation, maintenance and utilities expenses.

Table 1: Comparative Statement Analysis

                                                              Years ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                               1999                             1998                                1997
------------------------------------------------------------------------------------------------------------------------------------
                                    Average  Interest  Average        Average  Interest  Average          Average  Interest  Average
                                    daily   income(2)  yield/          daily  income(2)  yield/            daily  income(2)   yield/
(dollars in thousands)          balance(1)     /paid    rate      balance(1)     /paid    rate        balance(1)   /paid(3)     rate
====================================================================================================================================
ASSETS
Interest-earning assets:
  Interest-bearing
    deposits in other banks   $   6,282    $     313    4.98%    $    3,341  $    212   6.35%             2,555   $    136    5.32%
------------------------------------------------------------------------------------------------------------------------------------
  Federal funds sold             20,402        1,085    5.32         28,637     1,590   5.55             22,180      1,196    5.40
------------------------------------------------------------------------------------------------------------------------------------
  Loans held for sale             3,918          286    7.30          3,082       168   5.45              1,105        118   10.68
------------------------------------------------------------------------------------------------------------------------------------
  Investment securities:
    Taxable                     431,556       26,767    6.20        335,563    21,421   6.38            255,223     16,373    6.42
    Nontaxable                   10,265          849    8.27          7,798       671   8.60              5,872        604   10.29
------------------------------------------------------------------------------------------------------------------------------------
  Total investment securities   441,821       27,616    6.25        343,361    22,092   6.43            261,095     16,977    6.50
------------------------------------------------------------------------------------------------------------------------------------
Loans(3), net of unearned
  income                        851,705       74,814    8.78        776,307    70,963   9.14            697,861     64,706    9.27
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets 1,324,128      104,114    7.86      1,154,728    95,025   8.22            984,796     83,133    8.44
------------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning assets      107,684                              96,885                              78,285
Net effect of unrealized gain
  (loss) on securities
  available for sale            (1,960)                               4,004                               1,262
------------------------------------------------------------------------------------------------------------------------------------
    Total assets             $1,429,852                          $1,255,617                          $1,064,343
------------------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  NOW/SuperNOW accounts     $    83,294    $  1,523     1.83%   $    83,072  $  1,718   2.07%        $   70,019   $  1,354    1.93%
  Savings accounts              111,850       3,120     2.79         92,874     2,308   2.49             93,827      2,434    2.59
  Money market accounts         172,507       6,061     3.51        140,693     4,944   3.51            115,677      3,664    3.17
  Certificates of deposit
   and other time deposits
   less than $100,000           341,946      17,568     5.14        334,069    18,301   5.48            321,001     17,489    5.45
  Certificates of deposit
   and other time deposits
   of $100,000 or more          111,279       6,246     5.61        102,214     5,904   5.78             78,167      4,483    5.74
  Federal funds purchased and
   securities sold under
   agreements to repurchase      65,282       3,077     4.71         60,939     2,983   4.90             64,753      3,466    5.35
  Other short-term borrowings   243,936      12,897     5.29        185,833    10,168   5.47            114,248      6,548    5.73
  Long-term debt                 40,250       3,378     8.39         18,069     1,527   8.45                  -          -       -
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                 1,170,344      53,870     4.60       1,017,763   47,853   4.70            857,692      39,438   4.59
------------------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing
  deposits                      151,229                              127,193                            108,417
Noninterest-bearing
  liabilities                    14,705                               11,213                              8,622
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities           1,336,278                            1,156,169                            974,731
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity             95,534                               95,444                             88,350
Net effect of unrealized gain
  (loss) on securities
  available for sale            (1,960)                                4,004                              1,262
------------------------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity     93,574                               99,448                             89,612
  Total liabilities and
   shareholders' equity      $1,429,852                           $1,255,617                         $1,064,343
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                         $50,244                           $47,172                             $43,695
------------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                     3.26%                           3.52%                                  3.85%
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                     3.79%                           4.09%                                  4.44%
------------------------------------------------------------------------------------------------------------------------------------

(1)     The average daily balances for investment securities exclude the effects of applicable fair value adjustments.
(2)     Presented on a taxable-equivalent basis using the statutory federal income tax rate of 35%
(3)     Nonaccruing  loans,  which include impaired loans, are included in the average balances.  Net loan fees included in interest income totaled $3,250,000, $1,895,000 and $1,777,000 for 1999, 1998 and 1997, respectively.

TABLE 2: RATE/VOLUME ANALYSIS


                                                       1999 compared to 1998     1998 compared to 1997     1997 compared to 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                   Increase                  Increase                      Increase
                                                   (decrease)      Net      (decrease)      Net           (decrease)         Net
                                                     due to      increase     due to       increase         due to         increase
                                                  -----------               -----------                   -----------
(dollars in thousands)                  Volume     Rate(1)  (decrease) Volume     Rate(1)  (decrease) Volume     Rate(1)  (decrease)
====================================================================================================================================
INTEREST INCOME Interest-earning assets:
   Interest-bearing deposits in
   other banks                         $   187   $    (86)  $   101   $    42    $      34  $    76    $   (137)  $   (18)  $  (155)
   Federal funds sold                    (457)        (48)    (505)       372          (9)      363        (101)       100       (1)
   Loans held for sale                      46          72      118       129         (48)       81        (157)       (8)     (165)
   Investment securities:
     Taxable                             6,128       (782)    5,346     5,213        (165)    5,048        3,535       241     3,776
     Nontaxable(2)                         212        (34)      178       123         (56)       67         (91)      (70)     (161)
   Loans(3)                              6,891     (3,040)    3,851     7,164        (907)    6,257        9,636       141     9,777
------------------------------------------------------------------------------------------------------------------------------------
     Total interest income              13,007     (3,918)    9,089    13,043      (1,151)   11,892       12,685       386    13,071
------------------------------------------------------------------------------------------------------------------------------------


INTEREST PAID Interest-bearing liabilities:
   Savings deposits(4)                $  1,444   $    290   $ 1,734   $ 1,020    $    498   $ 1,518    $       3  $  (584)  $  (581)
   Time deposits                           936    (1,327)     (391)     2,091         141     2,232        3,325       637     3,962
    Federal funds purchased
     and securities sold under
     agreements to repurchase              159       (65)        94     (204)       (279)     (483)        1,374       199     1,573
   Other short-term borrowings           3,256      (527)     2,729     3,918         (8)     3,910        3,796      (573)    3,223
   Long-term debt                        1,875       (24)     1,851         -       1,527     1,527            -      (406)    (406)
------------------------------------------------------------------------------------------------------------------------------------
    Total interest paid                  7,670    (1,653)     6,017     6,825       1,879     8,704        8,498      (727)    7,771
------------------------------------------------------------------------------------------------------------------------------------
 Net interest income                  $  5,337   $(2,265)   $ 3,072   $ 6,218    $(3,030)   $ 3,188     $  4,187   $  1,113  $ 5,300
------------------------------------------------------------------------------------------------------------------------------------

(1)     The volume/rate variance is allocated entirely to changes in rates.
(2)     Taxable-equivalent  adjustments  of  $297,000  for 1999,  $235,000  for 1998,  and  $206,000  for 1997 are  included  in the calculation of nontaxable investment securities rate variances.
(3)     Taxable-equivalent  adjustments of $94,000 for 1999, $150,000 for 1998, and $67,000 for 1997 are included in the calculation of loan rate variances.
(4)     Savings deposits include NOW/SuperNOW, savings and money market accounts.

         Other operating expenses increased $349,000 or 3.20% in 1999 compared to the prior year. See Note 13 to the consolidated financial statements for a schedule showing a detailed breakdown of the Company's more significant other operating expenses.

INCOME TAXES

         Income tax expense from operating activities decreased to $4.90 million in 1999, compared to $5.62 million in 1998, reflecting the lower level of pre-tax income in 1999. The Company's effective tax rate from operating activities was 31.97% in 1999, compared to 33.46% in 1998. The Company's income tax expense differs from the amount computed at statutory rates primarily due to tax-exempt income from certain loans, investment securities and the bank-owned life insurance program. Additionally, the Company derives income tax benefits from its subsidiary located in the state of Delaware that holds and manages a portion of its investment portfolio. Note 12 to the consolidated financial statements reconciles expected income taxes at statutory rates for the past three years with income tax expense included in the consolidated statements of income. Net income in 1998 was reduced by one-time merger-related charges. The Company has been notified by the Internal Revenue Service (the Service) that the Service has taken under review the Company's treatment of an income tax reserve for bad debts relating to the Company's 1996 acquisition of Laurel Bancorp, Inc. ("Laurel") and its subsidiary thrift. As a part of its acquisition of Laurel, the Company assumed an unrecorded deferred tax liability of approximately $1.6 million related to the special bad debt deduction for years before December 1, 1988 which thrifts were allowed. The Company determined that recognition of the deferred tax liability was not required as a result of the merger of Laurel and its subsidiary into the Company and its subsidiary bank. The Service has raised issues related to the availability of an exemption from recapture of the bad debt reserve. The Company is reviewing the Service's position. The Company intends to vigorously contest the additional assessment, but has accrued $1.75 million as a reserve against such liability, which has been considered a merger-related expense for financial reporting purposes.

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

         The Company seeks to limit the risks associated with interest rate fluctuations by managing the balance between interest sensitive assets and liabilities. Managing to mitigate interest rate risk is, however, not an exact science. Not only does the interval until repricing of interest rates on assets and liabilities change from day to day as the assets and liabilities change, but for some assets and liabilities, contractual maturity and the actual maturity experienced are not the same. For example, mortgage-backed securities may have contractual maturities well in excess of five years but, depending upon the interest rate carried by the specific underlying mortgages and the current prevailing rate of interest, these securities may be repaid in a shorter time period. Accordingly, mortgage-backed securities and collateralized mortgage obligations that have average stated maturities in excess of five years are evaluated as part of the asset/liability management process using their expected average lives due their entirety upon demand and savings deposits may be withdrawn on seven days notice. While these contracts are extremely short, it is the Company's belief that these accounts turn over at the rate of five percent (5%) per year. The Company therefore treats them as having maturities staggered over all periods. If all of the Company's NOW/SuperNOW and savings accounts were treated as repricing in one year or less, the cumulative negative gap at one year or less would be $501.40 million or 33.30% of total assets. Due to their very liquid nature, the entire balance of money market accounts is assumed to be repriced within one year.


INTEREST RATE SENSITIVITY ANALYSIS - DECEMBER 31, 1999

                                                                                                         Interest sensitivity period
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           After 1
                                                         3 or less         4 to 12         through         After 5
(dollars in thousands)                                     months           months         5 years          years          Total
====================================================================================================================================
INTEREST-EARNING ASSETS
Interest-bearing deposits in other banks                $   28,737        $       -        $       -      $        -     $    28,737
Federal funds sold                                           8,317                -                -               -           8,317
Loans held for sale:
  Fixed rate                                                   878                -                -               -             878
Investment securities:(1)
  Fixed rate                                                20,022           37,878           94,958         194,730         347,588
  Variable rate                                             60,020                -                -               -          60,020
Loans:(2)
  Fixed rate                                                66,461           67,562          361,231         159,812         655,066
  Variable rate                                            237,401                -                -               -         237,401
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                           $  421,836        $ 105,440        $ 456,189        $ 354,542    $ 1,338,007
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES
Deposits:
NOW/SuperNOW accounts and savings                       $    2,472        $    7,415       $  39,550        $ 148,311    $   197,748
Money market accounts                                      197,046                 -               -                -        197,046
Certificates of deposit and
 other time deposits:
 Fixed rate                                                 86,075           284,151          87,075             518         457,819
 Variable rate                                              12,665                 -               -               -          12,665
Federal funds purchased and securities
 sold under agreements to repurchase                        59,995                 -               -               -          59,995
Other short-term borrowings:
 Fixed rate                                                 75,000           116,000          25,000          53,268         269,268
Long-term debt:
 Fixed rate                                                      -                 -               -          40,250          40,250
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                      $  433,253        $  407,566       $ 151,625        $242,347     $ 1,234,791
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets less
 interest-bearing liabilities ("Gap")                   $ (11,417)        $(302,126)       $ 304,564        $112,195     $   103,216
Cumulative Gap                                          $ (11,417)        $(313,543)       $ (8,979)        $103,216     $   103,216
Cumulative Gap as a percentage of total assets             (0.76)%          (20.82)%         (0.60)%           6.85%          6.85%
------------------------------------------------------------------------------------------------------------------------------------


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

         As noted, the Company assumes a degree of interest rate risk as a provider of banking services to its customers. This risk can be reduced through derivative interest rate contracts, such as interest rate swaps. At December 31, 1999, the Company had one outstanding interest rate swap instrument which is used to convert certain fixed rate assets to variable rates as part of its interest rate risk management strategy. Because financial derivatives typically do not have actual principal dollars transferred between the parties, notional principal amounts are used to express the volume of such transactions. However, the notional amount of derivative contracts does not represent direct credit exposure, which the Company believes is a combination of current replacement cost of those instruments with a positive market value plus an amount for prospective market movement. The Company has established policies governing derivative activities, and the counterparties used by the Company are considered high quality credit risks. There were no past due amounts or reserves for possible derivative credit losses at December 31, 1999, nor has the Company experienced any charge-offs related to the credit risk of derivative transactions.

         The notional amount of the Company's interest rate swap was $10.0 million at December 31, 1999. This instrument matures in November 2004.

         The preceding table, "Interest Rate Sensitivity Analysis," summarizes, as of December 31, 1999, the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities, the Company's interest rate sensitivity gap (interest-earning assets less interest-bearing liabilities), the Company's cumulative interest rate sensitivity gap, and the Company's cumulative interest sensitivity gap ratio (cumulative interest rate sensitivity gap divided by total assets). A negative gap for any time period means that more interest-bearing liabilities will reprice or mature during that time period than interest-earning assets. During periods of rising interest rates, a negative gap position would generally decrease earnings, and during periods of declining interest rates, a negative gap position would generally increase earnings. The converse would be true for a positive gap position. Therefore, a positive gap for any time period means that more interest-earning assets will reprice or mature during that time period than interest-bearing liabilities. During periods of rising interest rates, a positive gap position would generally increase earnings, and during periods of declining interest rates, a positive gap position would generally decrease earnings.

         In addition to the gap method of monitoring interest rate sensitivity, the Company also employs computer model simulations. Interest rate risk ("IRR") management has various sources and it is not simply the risk from rates rising and falling. In fact, there are four sources of IRR: repricing risk, basis risk, yield curve risk, and option risk. Gap modeling only focuses on repricing risk. Income simulations that incorporate cash flow analyzes: (1) measure the size and direction of interest rate exposure under a variety of interest rate and yield curve shape scenarios; (2) provides the opportunity to capture all critical elements such as volume, maturity dates, repricing dates, prepayment volumes, and hidden options such as caps, floors, puts, and calls; (3) utilizes the data to clearly focus attention on critical variables; (4) are dynamic; and (5) reflect changes in prevailing interest rates which affect different assets and liabilities in different ways. These simulations are run on a monthly basis using an interest rate ramping technique to determine the effects on the Company's net interest income, assuming a gradual increase or decrease in interest rates. The Company has an interest rate risk management policy that limits the amount of deterioration in net interest income, associated with an assumed interest rate shock of +/-100, +/-200, and +/-300 basis points change in interest rates, to no more than 7.5% (+/-100), 10.0% (+/-200), and 12.5%
(+/-300) of net interest income. The model results as of December 31, 1999 are as follows:


                                                                                                  Change in Interest Rate Assumption
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                     +100bp         +200bp         +300bp         -100bp         -200bp         -300bp
====================================================================================================================================
Net interest income-increase (decrease)    ($48,581)      ($46,928)      ($45,974)      $51,617        $53,015        $53,588
Net interest income -- % change               (3.08)         (6.38)         (8.28)         2.97           5.76           6.90

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

         Upon early termination of derivative instruments accounted for under the accrual method, the net proceeds received or paid are deferred, if material, in the accompanying consolidated balance sheets and amortized to the interest income or expense of the related asset or liability over the lesser of the remaining contractual life of the instrument or the maturity of the related asset or liability. At December 31, 1999 and 1998, there were no deferred gains or losses arising from the termination of instruments qualifying for accrual accounting prior to maturity.

INVESTMENT PORTFOLIO

         Investment securities represent the second largest component of earning assets, at 33% of average earning assets in 1999 and 30% in 1998. The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for secured public funds, repurchase agreements and other short-term borrowings. The investment portfolio averaged $441.82 million in 1999, compared to $343.36 million in 1998. The average tax-equivalent yield on the portfolio decreased 18 basis points to 6.25% in 1999. During 1999, the Company increased the investment portfolio by approximately $29.49 million in arbitrage transactions. An arbitrage transaction is one in which the Company borrows funds primarily from the Federal Home Loan Bank of Atlanta and purchases investment securities. The Company will recognize the spread between the yield earned from the investment securities and the rate paid on the borrowed funds.

         As of December 31, 1999, the gross unrealized losses in the Company's investment portfolio were $279,000 in the held-to-maturity investment portfolio and $16.37 million in the available-for-sale investment portfolio compared to $46,000 and $2.18 million, respectively, as of December 31, 1998. As of December 31, 1999, the gross unrealized gains in the Company's investment portfolio were $180,000 in the held-to-maturity investment portfolio and $1.54 million in the available-for-sale investment portfolio compared to $470,000 and $8.53 million, respectively, as of December 31, 1998. The increase in the gross unrealized losses in the Company's investment portfolio as of December 31, 1999 was caused by an increase in market interest rates during the last half of 1999. As interest rates rise, the value of the investment portfolio decreases, and as interest rates fall, the value of the investment portfolio will increase. Restricted stock consists of Federal Reserve Stock, Federal Home Loan Bank Stock and Atlantic Central Bankers Bank Stock. The balance of restricted stock as of December 31, 1999 and 1998 was $16.06 million and $23.29 million, respectively. The investment portfolio had an average life of 5.6 years, with an estimated average tax-equivalent yield of 6.25%, at December 31, 1999. Since the Company's held-to-maturity investment portfolio includes fixed rate investment securities that have below market interest rates, the future operating results of the Company would be negatively impacted in an increasing rate environment. This reduction in net interest income would result because the cost of funding the Company's operations increases, while the income earned on the held-to-maturity portfolio remains constant.

         The Company had no investments that were obligations of the issuer, or payable from or secured by a source of revenue or taxing authority of the issuer, whose aggregate book value exceeded 10% of shareholders' equity at December 31, 1999.

Investment Portfolio Distribution-Book Value (Amortized cost)

                                                               December 31,
------------------------------------------------------------------------------------------------------
(dollars in thousands)                   1999(1)                  1998(1)                  1997(1)
======================================================================================================
U.S. Treasury and other U.S.
government agencies and corporations  $ 205,699                $ 165,444                $ 128,039
State and political  subdivisions         9,836                    4,021                    1,198
Other securities                        225,380                  280,232                  160,356
------------------------------------------------------------------------------------------------------
Total                                 $ 440,915                $ 449,697                $ 289,593
------------------------------------------------------------------------------------------------------

(1) Reflects the cost of securities  purchased,  adjusted for premium  amortization and discount  accretion,  which differs from the amounts reflected in the consolidated balance sheets due to fair value adjustments.

Analysis of Investment Portfolio (Held-to-Maturity) - December 31,1999

                                                                             Maturing in:
--------------------------------------------------------------------------------------------------------------------------------
                                                                     After 1             After 5
                                                1 year               through             through               After 10
                                                or less              5 years             10 years                years
--------------------------------------------------------------------------------------------------------------------------------
                                                  Average               Average              Average               Average
(dollars in thousands)                      Amount      Yield     Amount      Yield    Amount      Yield     Amount     Yield
--------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and other
U.S. government agencies and corporations   $3,536      5.12%   $12,647       6.23%      $ 26      12.67%        --          --%
State and political subdivisions(1)            355       6.62     2,278       12.01       350       8.06       2,071       7.34
--------------------------------------------------------------------------------------------------------------------------------
   Total                                    $3,891       5.25%   $14,925        7.11%     $376       8.37%    $2,071       7.34%
--------------------------------------------------------------------------------------------------------------------------------

1) Yields, calculated using amortized cost book values, are presented on a fully taxable equivalent basis using the federal statutory rate of 35%. All of the obligations of states and political subdivisions are rated A or higher by either Moody's Investors Service, Inc. or Standard & Poor's Corporation.

Analysis of Investment Portfolio (Available-for-Sale) - December 31, 1999

                                                                                 Maturing in:
----------------------------------------------------------------------------------------------------------------------------------
                                                                       After 1             After 5
                                                  1 year               through             through               After 10
                                                  or less              5 years             10 years                years
----------------------------------------------------------------------------------------------------------------------------------
                                                        Average               Average               Average                Average
(dollars in thousands)                     Amount(1)     Yield  Amount(1)(2)   Yield  Amount(1)(2)   Yield   Amount(1)(2)   Yield
----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and other
  U.S. government agencies and corporations   $8,015       6.27%   $84,248       6.59%   $96,649       5.41%  $143,407      6.56%
State and political subdivisions                  --         --         --         --         --        --       4,782      6.91
Other securities                                  --         --      9,332       7.45      9,658       7.61     63,561      5.70
----------------------------------------------------------------------------------------------------------------------------------
   Total                                      $8,015       6.27%   $93,580       6.68%  $106,307       5.64%  $211,750      6.30%
----------------------------------------------------------------------------------------------------------------------------------

(1)  Reflects   the  cost  of   securities   purchased,   adjusted  for  premium
     amortization and discount accretion, which differs from the amounts reflected in the consolidated balance sheets due to fair value adjustments.

(2) Yields, calculated using amortized cost book values, are presented on a fully taxable equivalent basis using the federal statutory rate of 35%. All of the obligations of state and political subdivisions are rated A or higher by either Moody's Investors Service, Inc. or Standard & Poor's Corporation.

LOAN PORTFOLIO

During 1999, the Company sold $28.99 million of conforming residential mortgage loans to Countrywide Mortgage (Countrywide) and other private investors, and held additional loans for sale totaling $878,000 at December 31, 1999, whereas in 1998, the Company sold loans totaling $49.54 million and held additional loans for sale totaling $5.24 million at December 31, 1998. The average balance of loans held for sale for 1999 was $3.92 million, and in 1998 was $3.08 million, which generated average yields of 7.30% and 5.45%, respectively.

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

Loan Distribution

                                                                        December 31,
----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)           1999      %         1998      %         1997      %         1996     %          1995%
----------------------------------------------------------------------------------------------------------------------------
Real estate-construction     $128,993     14%    $122,445     15%    $ 85,497     11%   $  64,159    10%    $  43,279     8%
Real estate-mortgage          530,255     59      466,724     57      460,210     61      415,586    64       360,019    65
Commercial and agricultural   160,047     18      147,995     18      129,307     18      102,895    16        84,426    15
Consumer                       83,777      9       80,897     10       74,259     10       67,901    10        66,748    12
----------------------------------------------------------------------------------------------------------------------------
   Total loans, net of
      unearned income         903,072    100%     818,061    100%     749,273    100%     650,541   100%       554,472  100%
   Less: Allowance for
      credit losses           (10,043)             (8,237)             (7,611)             (6,816)             (7,102)
----------------------------------------------------------------------------------------------------------------------------
Net loans                    $893,029            $809,824            $741,662            $643,725            $547,370
----------------------------------------------------------------------------------------------------------------------------

Maturity and Interest Rate Sensitivity of Loans-December 31, 1999

                                                                       Maturing in:
-----------------------------------------------------------------------------------------------------------------------------
                                        One year or less       After 1 thru 5 years           After 5 years
                                      Fixed       Variable        Fixed     Variable        Fixed     Variable
                                    interest      interest     interest     interest     interest     interest
(dollars in thousands)                 rates         rates        rates        rates        rates        rates        Total
-----------------------------------------------------------------------------------------------------------------------------
Real estate - construction            $ 75,758      $ 29,821     $ 18,683      $ 2,000    $   9,216       $ --     $135,478
Real estate - mortgage(1)               38,873        83,189      222,327       54,256      126,105        693      525,443
Commercial and agricultural              9,177        70,626       55,915        8,071       13,536        302      157,627
Consumer                                 3,263         7,846       62,422           --       10,993         --       84,524
-----------------------------------------------------------------------------------------------------------------------------
 Total loans, net of unearned income  $127,071      $191,482     $359,347      $64,327     $159,850       $995     $903,072

(1) The Company's customary business practice is to write real estate mortgage loans, which will be retained in its loan portfolio, with repayment terms normally not exceeding five years. Most loans mature in one year with the balance due at maturity. Assuming that credit standards are met at each maturity, the Company customarily extends its loans for successive one year periods. In recent years, the Company began to write some real estate mortgage loans with terms up to 15 years, of which the volume was as of December 31, 1999.

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

The allowance for credit losses was $10.04 million, or 1.11% of total loans, net of unearned income, at December 31, 1999, compared to $8.27 million, or 1.01% as of December 31, 1998. The allowance for credit losses to nonperforming loans was 89.04% and 87.5% as of December 31, 1999 and 1998, respectively.

The Company's provision for credit losses in 1999 was $5.01 million compared to $2.10 million in 1998. Included in the provision for 1999 is $2.90 million, which is attributable to the acquisition of First Frederick Financial Corporation and was recorded in order to align the accounting assumptions in analyzing the allowance for credit losses. Also included in the 1999 net charge-offs amount of $3.20 million are $1.50 million of charge-offs that are attributable to First Frederick Financial Corporation. If the $2.90 million provision and the $1.50 million charge-off were excluded from the 1999 allowance for credit losses, net credit losses would have been less than the provision for credit losses by $406,000 and $626,000 in 1999 and 1998, respectively.

Total nonperforming assets as of December 31, 1999 totaled $12.24 million, reflecting a $993,000 increase from the $11.25 million in nonperforming assets as of December 31, 1998. Total nonperforming assets, including properties acquired through foreclosure, represent .81% and .77% of total assets as of December 31, 1999 and 1998 respectively.

Nonperforming assets at December 31, 1999, include $10.61
million  of  nonaccrual  loans,  $674,000  of  loans  past  due 90 days or more,
$962,000  of  foreclosed   properties,   consisting  principally  of  commercial
properties.

It is the Company's practice to continue the recognition of earnings on delinquent consumer loans until the loans are charged-off after being 90 days past due.

Problem Assets

December 31,

----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                           1999              1998            1997               1996             1995
----------------------------------------------------------------------------------------------------------------------------
Nonperforming loans:
 Nonaccrual loans(1)                          $10,605           $ 7,828          $ 4,698          $  6,382          $ 4,677
 Restructured loans(2)                             --                --              128                31              505
 Past due loans(3)                                674             1,585            2,316             3,920            2,302
----------------------------------------------------------------------------------------------------------------------------
   Total nonperforming loans                   11,279             9,413            7,142            10,333            7,484
Foreclosed properties(4)                          962             1,835            3,601             3,833            3,276
----------------------------------------------------------------------------------------------------------------------------
   Total nonperforming assets                 $12,241           $11,248          $10,743           $14,166          $10,760
Nonperforming assets to total loans (net of
 unearned income) and foreclosed
 properties at period-end                        1.35%            1.37%             1.43%            2.17%             1.93%
Nonperforming assets to total
 assets at period-end                            0.81%            0.77%             0.91%            1.41%             1.27%
Allowance for credit losses to
 nonperforming loans at period-end              89.04%            87.5%            106.6%            66.0%             94.9%
----------------------------------------------------------------------------------------------------------------------------

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

The Company has loans totaling $32.41 million that are now current for which there are concerns as to the ability of the borrowers to comply with present loan repayment terms. While management does not anticipate any loss not previously provided for on these loans, changes in the financial condition of these borrowers may necessitate future modifications in their loan repayment terms.

As of December 31, 1999, the Company had a significant concentration of credit risk in the real estate loan portfolio of 14%. While this exceeded the 10% threshold, we do not consider this to be an adverse risk. An industry for this purpose is defined as a group of counterparties that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

There were no other interest-bearing assets at December 31, 1999, classifiable as nonaccrual, past due, restructured or problem assets.

Allowance for Credit Losses

                                                                      Years ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                  1999              1998             1997              1996             1995
-----------------------------------------------------------------------------------------------------------------------------------
Average total loans outstanding during year         $851,705          $776,307         $697,861          $601,023         $531,312
-----------------------------------------------------------------------------------------------------------------------------------
Allowance at beginning of year                      $  8,237          $  7,611         $  6,816          $  7,102         $  6,486
Charge-offs:
 Real estate-construction                                 --                --              588                --               --
 Real estate-mortgage                                    702               177              213               299              467
 Commercial and agricultural                           2,619               786              472               969              304
 Consumer                                                519               947              356               379              231
-----------------------------------------------------------------------------------------------------------------------------------
   Total charge-offs                                   3,840             1,910            1,629             1,647            1,002
Recoveries:
 Real estate-construction                                 --                --               24                --               --
 Real estate-mortgage                                    179                50               24                49                6
 Commercial and agricultural                             318               130              475                70              202
 Consumer                                                141               259               92                97               85
-----------------------------------------------------------------------------------------------------------------------------------
   Total recoveries                                      638               439              615               216              293
Net charge-offs                                        3,202             1,471            1,014             1,431              709
Additions to allowance charged to operating expenses   5,008             2,097            1,809               683            1,325
Other transfers and allowance on loans
 acquired with purchased entity                           --                --               --               462               --
Allowance at end of year                            $ 10,043          $  8,237         $  7,611          $  6,816         $  7,102
Ratio of net charge-offs to average total loans         0.38%             0.19%            0.15%             0.24%            0.13%
-----------------------------------------------------------------------------------------------------------------------------------


The allocation of the Allowance, presented in the following table, is based primarily on the factors discussed above in evaluating the adequacy of the Allowance as a whole. Since all of those factors are subject to change, the allocation is not necessarily indicative of the category of future loan losses.

Allocation of Allowance for Credit Losses

                                                                                December 31,
-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)          1999      %(1)     1998       %(1)     1997     %(1)         1996       %(1)     1995      %(1)
-------------------------------------------------------------------------------------------------------------------------------
Real estate-construction     $ 1,145    14%      $  949     15%      $  586    11%         $1,116     10%      $  858     8%
Real estate-mortgage           3,583    59        3,920     57        3,603    61           3,113     64        3,275    65
Commercial and agricultural    3,440    18        2,122     18        1,720    18           1,277     16        1,731    15
Consumer                       1,412     9          396     10          488    10             695     10          586    12
Unallocated                      463    --          850     --        1,214    --             615     --          652    --
-------------------------------------------------------------------------------------------------------------------------------
   Total Allowance           $10,043             $8,237              $7,611                $6,816              $7,102

(1)  Percent of loans in each category to total loans, net of unearned income.

DEPOSITS
Average Deposits and Average Rates

                                                                        Years ended December 31,
----------------------------------------------------------------------------------------------------------------------------
                                                    1999                          1998                           1997
----------------------------------------------------------------------------------------------------------------------------
                                            Average                        Average                       Average
                                             daily     Average              daily     Average             daily     Average
(dollars in thousands)                      balance      Rate              balance      Rate             balanceRate
----------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing demand deposits        $151,229         --%           $127,193         --%          $108,417         --%
Interest-bearing demand deposits:
 NOW/SuperNOW                                83,294       1.83              83,072       2.07             70,019       1.93
 Money Market                               172,507       3.51             140,693       3.51            115,677       3.17
Savings  deposits                           111,850       2.79              92,874       2.49             93,827       2.59
Certificates of deposits:
 Less than $100,000                         341,946       5.14             334,069       5.48            321,001       5.45
 Greater than $100,000                      111,279       5.61             102,214       5.78             78,167       5.74
   Total average deposits                  $972,105       3.55%           $880,115       3.77%          $787,108       3.74%
----------------------------------------------------------------------------------------------------------------------------

Maturities of Time Deposits-$100,000 or More

                                                                                     December 31,
(dollars in thousands)                                         1999                     1998                      1997
----------------------------------------------------------------------------------------------------------------------
Maturing in:
 3 months or less                                          $  5,972                 $ 50,028                  $ 30,625
 Over 3 months through 6 months                              21,049                   18,803                    24,167
 Over 6 months through 12 months                             69,483                   15,440                    23,809
 Over 12 months                                              25,328                   20,096                    25,513
----------------------------------------------------------------------------------------------------------------------
                                                           $121,832                 $104,367                  $104,114

SHORT-TERM BORROWINGS

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase(1)

                                                                                     December 31,
(dollars in thousands)                                         1999                     1998                      1997
-----------------------------------------------------------------------------------------------------------------------
Total outstanding at year-end                              $ 59,995                 $ 94,117                  $ 86,035
-----------------------------------------------------------------------------------------------------------------------
Average amount outstanding during the year                 $ 65,282                 $ 60,939                  $ 64,753
Maximum amount outstanding at any month-end                $ 80,141                 $110,779                  $ 88,494
Weighted-average interest rate at year-end                     4.66%                    4.61%                     5.43%
-----------------------------------------------------------------------------------------------------------------------
Weighted-average interest rate during the year                 4.71%                    4.90%                     5.35%

(1) Includes securities sold under agreements to repurchase with various counterparties. Repurchase agreements mature primarily within 60 days and are collateralized with certain debt securities.

Other Short-term Borrowings(2)

                                                                                     December 31,
(dollars in thousands)                                         1999                     1998                      1997
-----------------------------------------------------------------------------------------------------------------------
Total outstanding at year-end                              $269,268                 $248,719                  $155,767
-----------------------------------------------------------------------------------------------------------------------
Average amount outstanding during the year                 $243,936                 $185,833                  $114,248
-----------------------------------------------------------------------------------------------------------------------
Maximum amount outstanding at any month-end                $269,268                 $252,855                  $162,126
-----------------------------------------------------------------------------------------------------------------------
Weighted-average interest rate at year-end                      5.55%                   5.17%                     5.36%
-----------------------------------------------------------------------------------------------------------------------
Weighted-average interest rate during the year                  5.29%                   5.47%                     5.48%

(2) Primarily reflects borrowings under a secured lending arrangement with the Federal Home Loan Bank of Atlanta.


A portion of the increase in other short-term borrowings is attributable to arbitrage transactions. For a discussion about these arbitrage transactions, please see the "Investment Portfolio" section above.

Included in other short-term borrowings at December 31, 1999, are the following borrowings from the Federal Home Loan Bank of Atlanta. These borrowings have scheduled maturity dates but the majority are callable at the sole discretion of the Federal Home Loan Bank of Atlanta within one year from the date of their initial funding. The Company has the option to terminate the remainder of these agreements upon the repricing date. All of these borrowings reprice monthly, quarterly, semi-annually, or annually, until the first call date and then are repriced quarterly, thereafter.

December 31, 1999   Due in   Interest rate range     Amount
-----------------------------------------------------------
                                                  (dollars
                                              in thousands)
                      2000      5.35 - 6.19%       $191,000
                      2003          5.37%            25,000
                      2006          5.17%            10,000
                      2007          5.27%            24,000
                      2009          4.96%            19,000
                Thereafter          2.00%               268
-----------------------------------------------------------
                     Total                         $269,268

CAPITAL RESOURCES
The company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes as of December 31, 1999 and 1998 that the Company and the Bank meet all capital adequacy requirements to which they are subject. See Note 14 to the consolidated financial statements for a table depicting compliance with regulatory capital requirements.

As of December 31, 1999, the most recent notification from the regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table in Note 14. There are no conditions or events since that notifications which management believes have changed the Bank's category.

For a discussion related to the Trust Preferred Securities see Note 9, Long-term Debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required for this section can be located in the "Risk Management
Instructions"   section  the  "Market  Risk"  section,  and  the  Notes  to  the
Consolidated Financial Statements.

INFLATION

The effect of changing prices on financial instructions is typically different than on non-banking companies since virtually all of a bank's assets and liabilities are monetary in nature, In particular, interest rates are significantly affected by inflation. But neither the timing nor magnitude of the changes are directly related to price level indices; therefore, the Company can best counter inflation over the long term by managing net interest income and controlling net increases in noninterest income and expenses.

YEAR 2000

The Company successfully processed transactions affecting all mission critical and non-mission critical systems. All systems functioned as expected with no adverse impact to overall bank operations. The company expended $171,000 for the year end December 31, 1999 and expects to incur another $169,000 in costs for the year ended December 31, 2000 to address Year 2000 related issues.

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

WEB SITE

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company; that address is: http://www.sec.gov.

FINANCIAL ANALYSIS 1998-1997
Earnings Summary

Net income was $9.43 million in 1998 compared to $11.17 million for 1997. Basic and diluted earnings per share were $0.82 and $.079 in 1998 compared to $0.97 and $0.95 for 1997. Net income before merger-related expenses was $12.59 million in 1998 and $11.45 million in 1997, while basic earnings per share were $1.09 in 1998, diluted earnings per share were $1.06 in 1998 and basic and diluted earnings per share were $0.97 and $0.95, respectively for 1997.

Return on average assets was 75% in 1998 compared to 1.05% for 1997. Return on average shareholders' equity was 9.48% in 1998 compared to 12.46% in 1997. However, before merger-related expenses the return on average assets was 1.00% in 1998 and 1.08% in 1997, and the return on average shareholders equity was 12.66% and 12.78% and 1977, respectively.

Net Interest Income

On a Fully taxable-equivalent basis, net interest income increased $5.48 million or 7.96% in 1998 and $4.26 million or 10.89% in 1997.

In 1998, the net interest margin on average total interest-earning assets decreased to 4.09% from 4.44% in 1997. Changes in net interest income between periods are affected principally by the volume of interest-earning assets and the yield on those assets, and by volume of interest-bearing deposits and other liabilities and the rates paid on those deposits and liabilities. Table 2, Rate/Volume Analysis, summarizes on a fully taxable-equivalent basis, the impact of changes in average-balances and average rates on the Company's net interest income for the periods indicated.

Noninterest Income:
Noninterest income increased by $4.11 million or 31/69% in 1998 and by 1.60 million or 14.10% in 1997.

The increased service fees on deposit accounts are attributed to increases in both account volume and activity, since service charges per account and per transaction remained relatively constant between the periods

Noninterest Expenses

Noninterest expenses increased $7.27 million, but excluding merger-related costs of 1.94 million in 1998 and $460,000 in 1997 would have increased $5.79 million.

Income Taxes:
Income tax expense from operating activities decreased to $5.62 million in 1998, compared to $5.71 million in 1997.

FINANCIAL ANALYSIS 1998-1997

Earnings Summary:
Net income was $9.43 million in 1998 compared to $11.17
million for 1997. Basic and diluted earnings per share were $0.82 and $0.79 in 1998 compared to $0.97 and $0.95 for 1997. Net income before merger-related expenses was $12.59 million in 1998 and $11.45 million in 1997, while basic earnings per share were $1.09 in 1998, diluted earnings per share were $1.06 in 1998 and basic and diluted earnings per share were $0.97 and $0.95, respectively, for 1997.

Return on average assets was .75% in 1998 compared to 1.05% for 1997. Return on average shareholders' equity was 9.48% in 1998 compared to 12.46% in 1997. However, before merger-related expenses the return on average assets was 1.00% in 1998 and 1.08% in 1997, and the return on average shareholders equity was 12.66% and 12.78% in 1998 and 1997, respectively.

Net Interest Income:
On a fully taxable-equivalent basis, net interest income increased $3.48 million or 7.96% in 1998 and $4.26 million or 10.89% in 1997.

In 1998, the net interest margin on average total interest-earning assets decreased to 4.09% from 4.44% in 1997. Changes in net interest income between periods are affected principally by the volume of interest-earning assets and the yield on those assets, and by the volume of interest-bearing deposits and other liabilities and the rates paid on those deposits and liabilities. Table 2, "Rate/Volume Analysis," summarizes on a fully taxable-equivalent basis, the impact of changes in average balances and average rates on the Company's net interest income for the periods indicated.

Noninterest Income:
Noninterest income increased by $4.11 million or 31.69% in 1998 and by $1.60 million or 14.10% in 1997.

The increased service fees on deposit accounts are attributed to increases in both account volume and activity, since service charges per account and per transaction remained relatively constant between the periods.

Noninterest Expenses:
Noninterest expenses increased $7.27 million, but excluding merger-related costs of $1.94 million in 1998 and $460,000 in 1997 would have increased $5.79 million.

Income Taxes:
Income tax expense from operating activities decreased to $5.62 million in 1998, compared to $5.71 million in 1997.

SELECTED FINANCIAL DATA

The following table for the years 1998, 1997, 1996, and 1995 has been restated to include the effects of the acquisition of First Frederick Financial Corporation in 1999, accounted for as a pooling of interests and sets forth certain selected financial data concerning the Company, and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere herein.

                                                                                    Year ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)                  1999            1998            1997            1996          1995
---------------------------------------------------------------------------------------------------------------------------------
Summary of Operating Results:
  Total interest income                                 $   103,723     $    94,640     $    82,860     $    70,808  $     64,479
  Total interest expense (1)                                 53,870          47,853          39,438          31,649        28,480
---------------------------------------------------------------------------------------------------------------------------------
  Net interest income                                        49,853          46,787          43,422          39,159        35,999
  Provision for credit losses                                 5,008           2,097           1,809             683         1,325
---------------------------------------------------------------------------------------------------------------------------------
  Net interest income after provision for credit losses      44,845          44,690          41,613          38,476        34,674
  Net securities gains (losses)                                 926           1,520             669             420           109
  Noninterest income (excluding net securities
   gains (losses))                                           18,158          15,572          12,310          10,955        10,869
  Noninterest expenses                                       48,598          44,986          37,717          37,762        33,196
---------------------------------------------------------------------------------------------------------------------------------
  Income before provision for income taxes                   15,331          16,796          16,875          12,089        12,456
  Provision for income taxes:
  Operating activities                                        4,902           5,620           5,707           4,356         3,508
  Thrift bad debt reserve recapture                              --           1,750              --              --            --
---------------------------------------------------------------------------------------------------------------------------------
  Income tax expense                                          4,902           7,370           5,707           4,356         3,508
---------------------------------------------------------------------------------------------------------------------------------
  Net income                                                 10,429           9,426          11,168           7,733         8,948
  Other comprehensive income (loss), net of taxes           (12,961)            240           3,058             (47)        3,182
---------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income                                  $    (2,532)   $      9,666     $    14,226     $     7,686   $    12,130
---------------------------------------------------------------------------------------------------------------------------------
  Net income before merger-related expenses                 $13,520    $     12,587     $    11,453     $     9,644   $     9,251
---------------------------------------------------------------------------------------------------------------------------------
Per Share Data:
  Basic earnings                                        $      0.89    $       0.82     $      0.97     $      0.67   $      0.79
  Diluted earnings                                      $      0.87    $       0.79     $      0.95     $      0.66   $      0.78
  Basic earnings before merger-related expenses         $      1.15    $       1.09     $      0.99     $      0.84   $      0.81
  Diluted earnings before merger-related expenses       $      1.13    $       1.06     $      0.97     $      0.82   $      0.80
  Cash dividends declared                               $     0.598    $      0.427     $     0.330     $     0.269   $     0.259
  Book value at period-end                              $      7.53    $       8.52     $      8.32     $      7.43   $      7.11
  Shares outstanding at period-end                       11,923,775      11,598,626      11,571,907      11,522,063    11,388,074
  Weighted average shares outstanding:
   Basic                                                 11,719,983      11,561,232      11,496,668      11,544,004    11,386,558
   Diluted                                               11,953,912      11,870,963      11,737,712      11,729,575    11,539,881

Other Data (At Year-End):
  Total loans, net of unearned  income                  $   903,072    $    818,061     $   749,273        $649,639   $   553,357
  Total assets                                            1,505,796       1,459,720       1,179,435       1,002,010       849,928
  Total deposits                                          1,028,859         962,799         830,326         766,911       686,309
  Federal funds purchased and securities
   sold under agreement to repurchase                        59,995          94,117          86,035          55,446        32,796
  Other short-term borrowings                               269,268         248,719         155,767          84,416        34,328
  Long-term debt                                             40,250          40,250              --              --         5,680
  Total shareholders' equity                                 89,765          98,855          96,236          85,612        80,917

Consolidated Ratios:
  Return on average total assets                               0.73%           0.75%          1.05%           0.86%         1.10%
  Return on average total assets before
   merger-related expenses                                     0.95%           1.00%          1.08%           1.07%         1.13%
  Return on average shareholders' equity                      11.15%           9.48%         12.46%           9.51%        11.82%
  Return on average shareholders' equity
   before merger-related expenses                             14.45%          12.66%         12.78%          11.87%        12.22%
  Average equity to average assets                             6.54%           7.92%          8.42%           9.01%         9.25%
  Cash dividends declared to net income                       67.09%          51.79%         34.13%          40.17%        33.00%
---------------------------------------------------------------------------------------------------------------------------------

(1) Net of $108,000 and $300,000 of capitalized construction period interest in 1996 and 1995, respectively. FCNB Corp and Subsidiary

CONSOLIDATED BALANCE SHEETS

                                                                                             December 31,
-------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)                                         1999                  1998
-------------------------------------------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                            $   39,323            $   35,518
Interest-bearing deposits in other banks                                               28,737                 9,358
Federal funds sold                                                                      8,317                47,262
-------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                                            76,377                92,138
Loans held for sale                                                                       878                 5,236
Investment securities held to maturity-- fair value
  of $21,164 in 1999 and $30,469 in 1998                                               21,263                30,045
Investment securities available for sale-- at fair value                              404,818               414,386
Restricted stock, at cost                                                              16,061                23,298
Loans                                                                                 903,080               818,084
Less: Allowance for credit losses                                                     (10,043)              (8,237)
      Unearned income                                                                      (8)                 (23)
-------------------------------------------------------------------------------------------------------------------
      Net loans                                                                       893,029               809,824
-------------------------------------------------------------------------------------------------------------------
Bank premises and equipment                                                            25,543                26,902
Other assets                                                                           67,827                57,891
-------------------------------------------------------------------------------------------------------------------
      Total assets                                                                 $1,505,796            $1,459,720


Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------------------------------------
Liabilities
Deposits:

  Noninterest-bearing deposits                                                     $  163,581            $  154,774
  Interest-bearing deposits                                                           865,278               808,025
-------------------------------------------------------------------------------------------------------------------
      Total deposits                                                                1,028,859               962,799
Short-term borrowings:
  Federal funds purchased and securities sold under agreements to repurchase           59,995                94,117
  Other short-term borrowings                                                         269,268               248,719
Long term debt:
  Guaranteed preferred beneficial interests in the Company's
  subordinated debentures                                                              40,250                40,250
Accrued interest and other liabilities                                                 17,659                14,980
-------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                             1,416,031             1,360,865

Commitments and Contingencies (Notes 10 & 17)
-------------------------------------------------------------------------------------------------------------------

Shareholders' Equity

Preferred stock, per share par value $1.00;
  1,000,000 shares authorized; none outstanding                                            --                    --
Common stock, per share par value $1.00;
  50,000,000 shares authorized; 11,923,775 in 1999
  and 11,598,626 in 1998 shares issued and outstanding                                 11,924                11,599
Capital surplus                                                                        54,316                54,147
Retained earnings                                                                      32,581                29,204
Accumulated other comprehensive income (loss)                                          (9,056)                3,905
-------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                       89,765                98,855
-------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                                   $1,505,796            $1,459,720
-------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

FCNB Corp and Subsidiary

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)                       1999                    1998                    1997
---------------------------------------------------------------------------------------------------------------------------
Interest income:
  Interest and fees on loans                                       $ 75,006                 $70,981                 $64,757
  Interest and dividends on investment securities:
   Taxable                                                           25,217                  20,352                  15,755
   Tax exempt                                                           552                     436                     398
   Dividends                                                          1,550                   1,069                     618
  Interest on federal funds sold                                      1,085                   1,590                   1,196
  Other interest income                                                 313                     212                     136
---------------------------------------------------------------------------------------------------------------------------
      Total interest income                                         103,723                  94,640                  82,860
Interest expense:
  Interest on deposits                                               34,518                  33,175                  29,424
  Interest on federal funds purchased and
   securities sold under agreements to repurchase                     3,077                   2,983                   3,466
  Interest on other short-term borrowings                            12,897                  10,168                   6,291
  Interest on long-term debt                                          3,378                   1,527                     257
---------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                         53,870                  47,853                  39,438
Net interest income                                                  49,853                  46,787                  43,422
Provision for credit losses                                           5,008                   2,097                   1,809
---------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for credit losses                44,845                  44,690                  41,613
Noninterest income:
  Service fees                                                        5,544                   4,617                   3,763
  Insurance commissions                                               5,999                   5,332                   5,668
  Net securities gains                                                  926                   1,520                     669
  Gain on sale of loans                                                 872                     751                     407
  Income from bank-owned life insurance                               1,562                   1,222                     605
  Other operating income                                              4,181                   3,650                   1,867
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest income                                       19,084                  17,092                  12,979
Noninterest expenses:
  Salaries and employee benefits                                     25,603                  23,553                  20,353
  Occupancy expenses                                                  5,661                   4,895                   4,117
  Equipment expenses                                                  4,191                   3,679                   2,855
  Merger-related expenses                                             1,871                   1,936                     460
  Other operating expenses                                           11,272                  10,923                   9,932
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest expenses                                     48,598                  44,986                  37,717
Income before provision for income taxes                             15,331                  16,796                  16,875
Provision for income taxes:
  Operating activities                                                4,902                   5,620                   5,707
  Thrift bad debt reserve recapture                                      --                   1,750                      --
---------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                    4,902                   7,370                   5,707
Net income                                                           10,429                   9,426                  11,168
Basic earnings per share                                           $   0.89                 $  0.82                 $  0.97
Diluted earnings per share                                         $   0.87                 $  0.79                 $  0.95

See Notes to Consolidated Financial Statements.

FCNB Corp and Subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 1999, 1998 and 1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Accumulated
                                                                                                              Other
                                                                                                            Compre-          Total
(dollars in thousands,                               Shares        Common       Capital      Retained       hensive  Shareholders'
except per share amounts)                       Outstanding         Stock       Surplus      Earnings        Income         Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                      7,465,700       $ 7,466       $33,183       $36,944       $   739       $ 78,332
----------------------------------------------------------------------------------------------------------------------------------
Effects of pooled entities                          499,744           500         5,428           923          (132)         6,719
----------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
----------------------------------------------------------------------------------------------------------------------------------
  Net income                                             --            --            --        11,168            --         11,168
----------------------------------------------------------------------------------------------------------------------------------
Changes in net unrealized gains (losses)
  on securities, net of reclassification
  adjustment and tax effects                             --            --            --            --         3,058          3,058
----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                                                                  14,226
----------------------------------------------------------------------------------------------------------------------------------
Dividend reinvestment and stock purchase plan            --            --            --           (18)           --            (18)
----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                              3,954             4            22            --            --             26
----------------------------------------------------------------------------------------------------------------------------------
Shares issued with stock dividend                   536,503           536        16,633       (17,169)           --             --
----------------------------------------------------------------------------------------------------------------------------------
Shares issued with stock split effected in the
  form of a stock dividend                          249,085           249            --          (249)           --             --
Repurchase of common stock                          (15,217)          (15)         (273)          (60)           --           (348)
----------------------------------------------------------------------------------------------------------------------------------
Stock option and warrants transactions               42,657            43           508            --            --            551
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared                                  --            --            --        (3,812)           --         (3,812)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                      8,782,426         8,783        55,501        27,727         3,665         95,676
----------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
----------------------------------------------------------------------------------------------------------------------------------
  Net income                                             --            --            --         9,426            --          9,426
----------------------------------------------------------------------------------------------------------------------------------
Changes in net unrealized gains (losses)
  on securities, net of reclassification
  adjustment and tax effects                             --            --            --            --           240            240
----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                                                                   9,666
----------------------------------------------------------------------------------------------------------------------------------
Dividend reinvestment and stock purchase plan            --            --            --           (29)           --            (29)
----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                              3,898             4            81            --            --             85
----------------------------------------------------------------------------------------------------------------------------------
Shares issued with stock split effected in the
  form of a stock dividend                        2,741,549         2,741            --        (2,741)           --             --
----------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                        (129,620)          (130)       (2,501)         (297)           --         (2,928)
----------------------------------------------------------------------------------------------------------------------------------
Stock option and warrants transactions              200,373           201         1,066            --            --          1,267
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared                                  --            --            --        (4,882)           --         (4,882)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                     11,598,626        11,599        54,147        29,204         3,905         98,855
----------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS):
----------------------------------------------------------------------------------------------------------------------------------
  Net income                                             --            --            --        10,429            --         10,429
----------------------------------------------------------------------------------------------------------------------------------
Changes in net unrealized gains (losses)
  on securities, net of reclassification
  adjustment and tax effects                             --            --            --            --       (12,961)       (12,961)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME (LOSS):                                                                                          (2,532)
----------------------------------------------------------------------------------------------------------------------------------
Dividend reinvestment and stock purchase plan            --            --            --           (56)           --            (56)
----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                             13,100            13           223            --            --            236
----------------------------------------------------------------------------------------------------------------------------------
Stock option transactions                           312,049           312           (54)           --            --            258
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared                                  --            --            --        (6,996)           --         (6,996)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                     11,923,775       $11,924       $54,316       $32,581       $(9,056)      $ 89,765
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

FCNB Corp and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 For the years ended December 31,
----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                 1999                    1998                    1997
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                     $   10,429               $   9,426               $  11,168
   Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                                   3,591                   3,241                   2,582
      Provisions for credit losses and foreclosed properties          5,083                   2,149                   1,844
      Deferred income taxes (benefits)                                 (982)                   (106)                  1,092
      Net discount accretion/premium amortization
        on investment securities                                        278                      85                    (109)
      Noncash charitable contribution                                    --                      --                      98
      Accretion of net loan origination fees                         (1,445)                 (1,149)                   (775)
      Net securities gains                                             (926)                 (1,520)                   (669)
      Net (gain) loss on sales of property                               (9)                    107                     193
      Decrease (increase) in other assets                            (1,751)                 (1,514)                 (1,490)
      Decrease (increase) in loans held for sale                      4,358                  (4,093)                  2,410
      Increase (decrease) in accrued interest and other liabilities    2,679                  2,489                   1,843
      Other operating activities                                         --                     525                    (234)
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                      21,305                   9,640                  17,953
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sales of investment securities
   available for sale                                                76,263                  65,757                  72,617
  Proceeds from maturities of investment securities
   available for sale                                               130,246                 146,240                  67,829
  Proceeds from maturities of investment securities
   held to maturity                                                   7,316                   9,991                  12,257
  Purchases of investment securities available for sale            (208,772)               (390,767)               (187,013)
  Purchases of investment securities held to maturity                    --                  (2,070)                (18,031)
  Net increase in loans                                             (86,768)                (69,425)                (99,970)
  Decrease (increase) in interest-bearing deposits in other banks        --                     (93)                    273
  Purchases of bank premises and equipment                           (1,749)                 (2,823)                 (2,583)
  Proceeds from dispositions of property                                795                   1,444                     939
  Purchase of foreclosed properties                                     (60)                    (26)                   (159)
  Purchases of investments in bank-owned life insurance                  --                 (15,000)                (13,540)
  Acquisition of business, net of cash acquired                          --                  41,836                      --
----------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) investing activities                       (82,729)               (214,936)               (167,381)
----------------------------------------------------------------------------------------------------------------------------

                                   (continued)

FCNB Corp and Subsidiary

                                                                                 For the years ended December 31,
----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                 1999                    1998                    1997
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net increase in NOW, money market accounts,
   and savings accounts in noninterest-bearing deposits           $  37,134               $  67,674               $   7,503
  Net increase in time deposits                                      28,926                  19,998                  55,913
  Net increase (decrease) in short-term borrowings                  (13,573)                101,034                 102,179
  Proceeds from long-term debt                                           --                  40,250                   1,833
  Repayments of long-term debt                                           --                      --                  (2,181)
  Debt issuance costs                                                    --                  (1,710)                     --
  Dividend reinvestment and stock purchase plan                         (56)                    (29)                    (18)
  Proceeds from issuance of common stock                                228                   1,218                     425
  Repurchase of common stock                                             --                  (2,928)                   (348)
  Dividend paid                                                      (6,996)                 (4,882)                 (3,812)
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                      45,663                 220,625               $ 161,494
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                (15,761)                 15,329                  12,066
Cash and cash equivalents-- beginning of year                        92,138                  76,809                  64,743
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents-- end of year                           $  76,377               $  92,138               $  76,809
----------------------------------------------------------------------------------------------------------------------------
Supplemental cash flow disclosures:
  Interest paid                                                   $ 53,384                $  43,181               $  35,125
  Income taxes paid                                               $  5,545                $   7,309               $   3,365
----------------------------------------------------------------------------------------------------------------------------
Supplemental schedule of noncash investing and
  financing activities:
   Foreclosed properties acquired in settlement of loans                 --               $     440               $     589
   Surplus from stock options transactions                        $      30                     135                     152
   Acquisition of entity through issuance of common stock         $     236                      --                      --
----------------------------------------------------------------------------------------------------------------------------
Details of acquisitions:
  Fair value of assets acquired                                          --               $   2,096                       --
  Fair value of liabilities assumed                                      --                 (45,090)                      --
  Purchase price in excess of the net assets acquired                    --                   2,273                       --
----------------------------------------------------------------------------------------------------------------------------
  Cash paid (received)                                                   --                 (40,721)                      --
  Less cash acquired                                                     --                   1,115                       --
----------------------------------------------------------------------------------------------------------------------------
Net cash paid (received) for acquisition                                 --               $ (41,836)                      --
----------------------------------------------------------------------------------------------------------------------------

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

COMPREHENSIVE INCOME:

The Company follows Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income" (Statement 130) for reporting comprehensive income. Comprehensive income, as defined by Statement 130, is the change in equity of a business enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. In addition to the Company's net income, change in equity components under comprehensive income reporting include the net change in unrealized gain or loss on securities available-for-sale.

The   following   table   summarizes   the  related  tax  effect  of  unrealized
gains(losses) on securities available-for-sale included in other comprehensive income shown in the consolidated statements of changes in shareholders' equity.

For the year ended December 31, 1999:

                                                       Tax
                                       Pre-tax     Expense         Net
                                       Amounts  (Benefits)      Amount
-----------------------------------------------------------------------
Unrealized holding gains (losses)
 arising during period                $(20,959)     $(8,564)  $(12,395)
Less: reclassification adjustment
 for gains (losses) included in
 net income                                926          360        566
-----------------------------------------------------------------------
Net unrealized gains (losses)
 on securities                        $(21,885)     $(8,924)  $(12,961)
-----------------------------------------------------------------------

For the year ended December 31, 1998:

                                                       Tax
                                       Pre-tax     Expense         Net
                                       Amounts  (Benefits)      Amount
-----------------------------------------------------------------------
Unrealized holding gains (losses)
 arising during period                  $1,911        $743      $1,168
Less: reclassification adjustment
 for gains (losses) included in
 net income                              1,520         592         928
-----------------------------------------------------------------------
Net unrealized gains (losses)
 on securities                          $  391        $151      $  240
-----------------------------------------------------------------------

For the year ended December 31, 1997:

                                                       Tax
                                       Pre-tax     Expense         Net
                                       Amounts  (Benefits)      Amount
-----------------------------------------------------------------------
Unrealized holding gains (losses)
 arising during period                  $5,650      $2,181      $3,469
Less: reclassification adjustment
 for gains (losses) included in
 net income                                669         258         411
-----------------------------------------------------------------------
Net unrealized gains (losses)
 on securities                          $4,981      $1,923      $3,058
-----------------------------------------------------------------------

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

IMPAIRED LOANS:

The Company accounts for impaired loans following FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan," (Statement 114) as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures". Statement 114, as amended, requires that the measurement of a loan's impairment be based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral. Statement 114 does not apply to large groups of homogeneous loans such as consumer, credit card and residential mortgage loans. Impaired loans are therefore primarily business loans, which include commercial loans, commercial mortgages and real estate construction loans. The Company discontinues the accrual of interest when a loan is specifically determined to be impaired. Interest receipts on impaired loans are recognized as interest income or are applied to principal when management believes ultimate collectability of principal is in doubt.

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

                                       1999        1998       1997
------------------------------------------------------------------
Basic earnings per share              $0.89       $0.82      $0.97
Diluted earnings per share            $0.87       $0.79      $0.95
Basic earnings per share--
 before merger-related expenses       $1.15       $1.09      $0.99
Diluted earnings per share--
 before merger-related expenses       $1.13       $1.06      $0.97
------------------------------------------------------------------

                                       1999        1998       1997
------------------------------------------------------------------
Basic EPS weighted-average
 shares outstanding              11,719,983  11,561,232 11,496,668
Effect of dilutive
 securities-stock options           233,929     309,731    241,044
------------------------------------------------------------------
Diluted EPS weighted-average
 shares outstanding              11,953,912  11,870,963 11,737,712
------------------------------------------------------------------

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

Interest rate swaps involve the exchange of payments between counterparties based on the interest differential between a fixed and a variable interest rate applied to a notional balance. Under accrual accounting, this interest differential is recognized as an adjustment to the interest income or expense of the related asset or liability in the accompanying consolidated statements of income.

Upon early termination of derivative instruments accounted for under the accrual method, the net proceeds received or paid are deferred, if material, in the accompanying consolidated balance sheets and amortized to the interest income or expense of the related asset or liability over the lesser of the remaining contractual life of the instrument or the maturity of the related asset or liability. At December 31, 1999 and 1998, there were no deferred gains or losses in the accompanying consolidated balance sheets arising from the termination of instruments qualifying for accrual accounting prior to maturity.

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

NOTE 2. ACQUISITIONS:

On August 19, 1999, the Parent Company consummated the previously announced merger of First Frederick Financial Corp ("First"), the holding company for First Bank of Frederick, with and into the Parent Company, and the merger of First Bank of Frederick with and into the Parent Company's wholly-owned subsidiary, FCNB Bank, all headquartered in Frederick, Maryland.

As a result of the Merger, each share of the $1.00 par value outstanding common stock of First was converted into 1.0434 shares of the Company's, $1.00 par value common stock of the Parent Company resulting in the issuance of approximately 1,543,012 shares of FCNB Corp common stock, subject to adjustment to account for the elimination of fractional shares. The merger was accounted for using the pooling-of-interests method.

As of August 19, 1999, the effective date of the transaction, First had approximately $110 million of total assets, deposits of $97 million, and total shareholders' equity of $9 million. The Company's 1999 consolidated statements of income include total income and net income of First for the period during 1999 prior to its acquisition totalling $7.16 million and $260,000 respectively.

Merger related expenses of $4.05 million are included in the consolidated statements of income and consist principally of $306,000 for severance payments to terminated employees, $99,000 for professional fees, and other conversion related costs of $744,000. Additionally, the allowance for credit losses was increased an additional $2.9 million in order to align the accounting assumptions in analyzing the allowance for credit losses.

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

In November 1998, the Company consummated the acquisition of Capital Bank, National Association, Rockville, Maryland ("Capital"), in which Capital was merged with and into FCNB Bank, Frederick, Maryland, the Company's wholly-owned subsidiary bank (the "Bank"), with the Bank surviving the Merger. The Company issued 1,776,966 shares of FCNB Common Stock in a tax-free transaction, which was accounted for as a pooling of interests. As of November 19, 1998, the effective date of the transaction, Capital had total assets of approximately $165.96 million, deposits of $136.07 million, and total shareholders' equity of $12.36 million. The Company's 1998 consolidated statements of income include total income and net income of Capital for the period during 1998 prior to its acquisition totaling $12.17 million and $1.08 million, respectively. The Company incurred pretax one-time charges of approximately $1.66 million. Capital has branches located in Rockville, Maryland, Tysons Corner, Virginia, Friendship Heights and Farragut Square in the District of Columbia.

In  December  1998,  the  Company   consummated  the  acquisition  of  Frederick
Underwriters, Inc. headquartered in Frederick, Maryland and its affiliated agencies -- Phillips Insurance Agency, Inc. and Carroll County Insurance Agency, Inc. (collectively, "Frederick Underwriters"). The Company issued approximately 413,317 shares of FCNB Common Stock in a tax-free transaction, which was accounted for as a pooling of interests. The Company's 1998 consolidated statements of income include total income and net (loss) of Frederick Underwriters for the period during 1998 prior to its acquisition totaling $5,850,000 and ($88,200), respectively.

The following tables represent the combined and separate results of First and the Company for the periods preceeding the acquisitions.

                                                       Basic   Diluted
(dollars in thousands,             Total       Net  earnings  earnings
except per share data)            income    income per share per share
----------------------------------------------------------------------
Year ended December 31, 1997
Company                          $87,205   $10,096     $1.01     $1.01
First                              8,634     1,072        --        --
----------------------------------------------------------------------
Combined                         $95,839   $11,168     $0.97     $0.95
----------------------------------------------------------------------

                                                       Basic   Diluted
(dollars in thousands,             Total       Net  earnings  earnings
except per share data)            income    income per share per share
----------------------------------------------------------------------
Year ended December 31, 1998
Company                         $101,086    $8,061     $0.80     $0.80
First                             10,646     1,365        --        --
----------------------------------------------------------------------
Combined                        $111,732    $9,426     $0.82     $0.79
----------------------------------------------------------------------

Merger-related expenses in the consolidated statements of income principally include costs for investment bankers, professional fees, severance payments to terminated employees and other conversion costs.

NOTE 3. COMPENSATING BALANCES:

Compensating balance arrangements exist with various correspondent banks. These noninterest-bearing deposits are maintained in lieu of cash payments for standard bank services. The required balances amounted to $45,000 at December 31, 1999 and $173,000 at December 31, 1998. In addition, for the reserve maintenance period in effect at December 31, 1999 and 1998, the Bank was required to maintain average daily balances totaling $1,287,000 and $2,341,000, respectively, consisting of vault cash and noninterest-bearing deposits with the Federal Reserve Bank.

NOTE 4. INVESTMENTS:

The amortized cost and estimated fair value of securities being held to maturity at December 31, 1999 and 1998 are as follows:

Held-to-maturity portfolio

                                                Gross        Gross    Estimated
                               Amortized   Unrealized   Unrealized         Fair
(dollars in thousands)              Cost        Gains       Losses        Value
-------------------------------------------------------------------------------
December 31, 1999

U.S. Treasury and other U.S.
 government agencies and
 corporations                    $11,000         $ --      $   41       $10,959
State and political
 subdivisions                      5,054          178         149         5,083
Mortgage-backed debt
 securities                        5,209            2          89         5,122
-------------------------------------------------------------------------------
                                 $21,263         $180        $279       $21,164
-------------------------------------------------------------------------------

                                               Gross        Gross     Estimated
                              Amortized   Unrealized   Unrealized          Fair
(dollars in thousands)             Cost        Gains       Losses         Value
-------------------------------------------------------------------------------
December 31, 1998

U.S. Treasury and other U.S.
 government agencies and
 corporations                    $16,006       $  48        $--         $16,054
State and political
 subdivisions                      5,670         357         --           6,027
Mortgage-backed debt
 securities                        8,369          65         46           8,388
-------------------------------------------------------------------------------
                                 $30,045        $470        $46         $30,469
-------------------------------------------------------------------------------

The amortized cost and estimated fair value of securities available for sale at December 31, 1999 and 1998 are as follows:

Available-for-sale portfolio

                                                  Gross        Gross  Estimated
                                 Amortized   Unrealized   Unrealized       Fair
(dollars in thousands)                Cost        Gains       Losses      Value
-------------------------------------------------------------------------------
December 31, 1999

U.S. Treasury and other U.S.
 government agencies and
 corporations                     $194,699      $    94     $  6,745   $188,048
Mortgage-backed debt
 securities                        137,620           28        3,700    133,948
Corporate bonds                     63,714           81        3,942     59,853
State and political subdivisions     4,782           --          286      4,496
Equity securities                   18,837        1,333        1,697     18,473
-------------------------------------------------------------------------------
                                  $419,652       $1,536      $16,370   $404,818
-------------------------------------------------------------------------------

                                                  Gross        Gross  Estimated
                                 Amortized   Unrealized   Unrealized       Fair
(dollars in thousands)                Cost        Gains       Losses      Value
-------------------------------------------------------------------------------
December 31, 1998

U.S. Treasury and other U.S.
 government agencies and
 corporations                     $149,438      $ 1,144       $  252   $150,330
Mortgage-backed debt
 securities                        177,138        1,203          414    177,927
Corporate bonds                     69,398        1,377        1,102     69,673
State and political subdivisions     4,021           39            5      4,055
Equity securities                    8,041        4,771          411     12,401
-------------------------------------------------------------------------------
                                  $408,036       $8,534       $2,184   $414,386
-------------------------------------------------------------------------------

The amortized cost and estimated fair value of securities being held to maturity and those available for sale at December 31, 1999 by contractual maturity, are as follows:

                               Held-to-maturity    Available-for-sale
-------------------------------------------------------------------------------
                                       Estimated             Estimated
                             Amortized      Fair  Amortized       Fair
(dollars in thousands)            Cost     Value      Costs      Value
-------------------------------------------------------------------------------
Due in one year or less        $   355   $   355   $  5,976   $  5,968
Due after one through
 five years                     13,278    13,413     85,925     85,470
Due after five years
 through ten years                 350       352    103,541     97,686
Due after ten years              2,071     1,922     67,753     63,273
Mortgage-backed
 debt securities                 5,209     5,122    137,620    133,948
Equity securities                   --        --     18,837     18,473
-------------------------------------------------------------------------------
                               $21,263   $21,164   $419,652   $404,818
-------------------------------------------------------------------------------

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

Included in the investment portfolio at December 31, 1999 and 1998, are securities carried at $315,255,000 and $278,177,000 respectively, which are pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required and permitted by law.

Gross realized gains and losses from the sale of securities available for sale were as follows:

                                 Years ended December 31,
-------------------------------------------------------------
(dollars in thousands)           1999        1998       1997
-------------------------------------------------------------
Realized gains                 $1,201      $1,559      $ 918
-------------------------------------------------------------
Realized (losses)              $(275)      $  (39)     $(249)
-------------------------------------------------------------

NOTE 5. LOANS AND ALLOWANCE FOR CREDIT LOSSES:

Loans are as follows:

                                                  December 31,
--------------------------------------------------------------------
(dollars in thousands)                           1999         1998
--------------------------------------------------------------------
 Real estate loans:
 Construction and land development           $128,993    $ 122,445
--------------------------------------------------------------------
 Mortgage loans:
   Secured by farmland                          3,044        3,874
   Secured by 1 to 4 family residential
     properties                               233,946      230,271
   Secured by multi-family (5 or more)
      residential properties                    2,517        4,817
   Secured by commercial properties           290,748      227,762
--------------------------------------------------------------------
 Total mortgage loans                         530,255      466,724
--------------------------------------------------------------------
Total loans secured by real estate            659,248      589,169
Commercial and industrial loans               153,959      140,765
Industrial revenue bonds                        5,518        6,667
Loans to farmers                                  570          563
Loans to individuals for household, family
 and other personal expenditures               83,785       80,920
--------------------------------------------------------------------
                                             $903,080     $818,084
--------------------------------------------------------------------

As of December 31, 1999, the Company had a significant concentration of credit risk in the real estate loan portfolio of 14%. This consists of a loan concentration in real estate loans with SIC codes 6512 through 6553 with a total loan value of $208,800,000. While this exceeded the 10% threshold, we do not consider this to be an adverse risk.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $54,201,000 and $70,000,000 at December 31, 1999 and 1998, respectively.

Transactions in the allowance for credit losses are summarized as follows:

                                 Years ended December 31,
--------------------------------------------------------------
(dollars in thousands)           1999        1998        1997
--------------------------------------------------------------
Balance at beginning of year  $ 8,237     $ 7,611     $ 6,816
Provision for credit losses     5,008       2,097       1,809
Recoveries                        638         439         615
Total                          13,883      10,147       9,240
--------------------------------------------------------------
Credits charged-off            (3,840)     (1,910)     (1,629)
--------------------------------------------------------------
Balance at end of year        $10,043     $ 8,237     $ 7,611
--------------------------------------------------------------

Selected information concerning the Company's recorded investment in impaired loans and related interest income are summarized as follows:

                                        Years ended December 31,
-----------------------------------------------------------------
(dollars in thousands)                         1999         1998
-----------------------------------------------------------------
Impaired loans with specific allocation
 of allowance for credit losses              $6,918       $2,239
Specific allocation of allowance
 for credit losses                            1,976          793
Other impaired loans                          3,687        5,022
-----------------------------------------------------------------

                                               Years ended December 31,
------------------------------------------------------------------------
(dollars in thousands)                                   1999      1998
------------------------------------------------------------------------
Average recorded investment in impaired loans         $10,966    $6,034
Interest income recognized on impaired
 loans based on cash payments received                    169       103
------------------------------------------------------------------------

Additional   information   concerning  the  Company's  recorded   investment  in
nonaccrual loans, for which specific reserve had not been recognized are as follows:

                                            Years ended December 31,
-----------------------------------------------------------------------
(dollars in thousands)                    1999        1998        1997
-----------------------------------------------------------------------
Nonaccrual loans                        $3,582      $1,976        $749
Interest income not recognized due
 to loans in nonaccrual status              60         219         100
-----------------------------------------------------------------------

NOTE 6. BANK PREMISES AND EQUIPMENT:

Bank premises and equipment consist of the following:

                                         Years ended December 31,
------------------------------------------------------------------
(dollars in thousands)                          1999         1998
------------------------------------------------------------------
Bank premises and leasehold improvements     $25,656      $25,588
Equipment                                     16,913       15,431
                                              42,569       41,019
Less accumulated depreciation and
 amortization                                 17,026       14,117
------------------------------------------------------------------
                                             $25,543      $26,902
------------------------------------------------------------------

Depreciation and amortization charged to operations amounted to $3,638,000 for 1999, $2,829,000 for 1998 and $2,300,000 for 1997.

NOTE 7. DEPOSITS:

Certificates of deposit and other time deposits issued in denominations of $100,000 or more totaled $121,832,000 and $104,367,000 at December 31, 1999 and
1998, respectively, and are included in interest-bearing deposits in the consolidated balance sheets.

At December 31, 1999, the maturity distribution of certificates of deposit are as follows:

(dollars in thousands)              Certificates of Deposit
-------------------------------------------------------------
Maturing:
     2000                                          $444,153
     2001                                            15,252
     2002                                             5,960
     2003                                             4,603
     2004                                                 8
     Thereafter                                         508
-------------------------------------------------------------
                                                   $470,484
-------------------------------------------------------------

Interest on deposits consists of the following:

                                                                                Years ended December 31,
-----------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                   1999                1998                 1997
-----------------------------------------------------------------------------------------------------------------------
NOW and Super NOW accounts                                            $ 1,523             $ 1,718              $ 1,354
Savings accounts                                                        3,120               2,308                2,434
Money market accounts                                                   6,061               4,944                3,663
Certificates of deposit and other time deposits less than $100,000     17,568              18,301               17,489
Certificates of deposit and other time deposits of $100,000 or more     6,246               5,904                4,484
-----------------------------------------------------------------------------------------------------------------------
                                                                      $34,518             $33,175              $29,424
-----------------------------------------------------------------------------------------------------------------------

NOTE 8. SHORT-TERM BORROWINGS:

The Company purchases federal funds and enters into sales of securities under agreements to repurchase the same securities, which generally mature within one to ninety days from the transaction date. Securities pledged as collateral for securities sold under agreements to repurchase include various debt securities having aggregate amortized cost book values of $71,850,000 and $54,121,000 at December 31, 1999 and 1998, respectively.

Other short-term borrowings primarily reflect amounts borrowed under secured lending arrangements with the Federal Home Loan Bank of Atlanta. These borrowings are secured by a blanket lien on real estate mortgages secured by 1 to 4 family residential properties. In addition, at December 31, 1999 various debt securities having aggregate amortized cost book values of $211,396,000 were pledged to secure these borrowings.

The  Company's  unused  lines  of  credit  for  short-term   borrowings  totaled
$247,858,314 at December 31, 1999.

Selected information on short-term borrowings is as follows:

                                                                                               December 31,
-------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                              1999                           1998
-------------------------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under agreement to repurchase:
Total outstanding at year-end                                                    $ 59,995                       $ 94,117
-------------------------------------------------------------------------------------------------------------------------
Average amount outstanding during year                                           $ 65,282                       $ 60,939
Maximum amount outstanding at any month-end                                      $ 80,141                       $110,779
Weighted-average interest rate at year-end                                          4.66%                           4.61%
-------------------------------------------------------------------------------------------------------------------------
Weighted-average interest rate for the year                                         4.71%                           4.90%

Other short-term borrowings:
Total outstanding at year-end                                                    $269,268                       $248,719
-------------------------------------------------------------------------------------------------------------------------
Average amount outstanding during year                                           $243,936                       $185,833
-------------------------------------------------------------------------------------------------------------------------
Maximum amount outstanding at any month-end                                      $269,268                       $252,855
-------------------------------------------------------------------------------------------------------------------------
Weighted-average interest rate at year-end                                           5.55%                          5.17%
-------------------------------------------------------------------------------------------------------------------------
Weighted-average interest rate for the year                                          5.29%                          5.47%
-------------------------------------------------------------------------------------------------------------------------

Included in the other short-term borrowings schedule above at December 31, 1999 are the following borrowings from the Federal Home Loan Bank of Atlanta. These borrowings have scheduled maturity dates but the majority are callable at the sole discretion of the Federal Home Loan Bank of Atlanta, one year from the date of their initial funding. The Company has the option to terminate the remainder of these agreements upon the repricing date. All of these borrowings re-price either monthly, quarterly, semi-annually, or annually, until the first call date and then are repriced quarterly, thereafter.

December 31, 1999   Due in   Interest rate range            Amount
--------------------------------------------------------------------
                                                           (dollars
                                                       in thousands)
                      2000         5.35% - 6.19%           $191,000
                      2003             5.37%                 25,000
                      2006             5.17%                 10,000
                      2007             5.27%                 24,000
                      2009             4.96%                 19,000
                Thereafter             2.00%                    268
--------------------------------------------------------------------
                     Total                                 $269,268

NOTE 9. LONG-TERM DEBT:

On July 20, 1998, FCNB Capital Trust, a newly-formed subsidiary of the Company, issued 1,610,000 shares of its 8.25% Cumulative Trust Preferred Securities (the "Preferred Securities") in an underwritten public offering for an aggregate price of $40,250,000. Proceeds of the Preferred Securities were invested in the 8.25% Subordinated Debentures (the "Subordinated Debentures") of the Company. After deducting underwriter's compensation and other expenses of the offering, the net proceeds were available to the Company to increase capital and for general corporate purposes, including use in investment activities and the Bank's lending activities.

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

The Preferred Securities meet the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Preferred Securities and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At December 31, 1999, $27,136,000 of the Preferred Securities were included in Tier I Capital.

For financial statement purposes, the Preferred Securities are presented on the Consolidated Balance Sheets as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures".

NOTE 10.  LEASING ARRANGEMENTS:

The Company leases branch office facilities under noncancelable operating lease arrangements whose terms do not extend beyond November 2039. These leases contain options, which enable the Company to renew the leases at fair rental value for periods of 3 to 10 years. In addition to minimum rentals, certain leases have escalation clauses based upon various price indices and include provisions for additional payments to cover taxes, insurance and maintenance. The total minimum rental commitment, including renewal periods under these leases at December 31, 1999 is outlined below:

Years ending December 31               (dollars in thousands)
-----------------------------------------------------------------
        2000                                 $   1,711
        2001                                     1,612
        2002                                     1,582
        2003                                     1,519
        2004                                     1,508
        Later years                             12,192
-----------------------------------------------------------------
                                                20,124
        Less:  Sublease income                     843
-----------------------------------------------------------------
                                               $19,281
-----------------------------------------------------------------

Rent expense included in occupancy expenses amounted to $2,225,000 for 1999, $1,889,000 for 1998, and $1,469,000 for 1997.

Sublease income amounted to $181,000,  $89,000,  and $79,000 for 1999, 1998, and
1997, respectively.

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

The Company's annual contribution to the Plan totaled $871,000 in 1999, $704,000 in 1998 and $619,000 in 1997.

DEFERRED COMPENSATION PLANS:

The Company maintains deferred compensation plans for
certain key executives and its directors, and a supplemental executive retirement plan (SERP), for certain key officers. The Plans provide for supplemental retirement income for the Plan's participants. Amounts to be paid by the Company under the deferred compensation plans will be recovered through life insurance policies purchased on the lives of the participants. Amounts to be paid by the Company under the SERP will be funded by the general assets of the Company. The expense for these plans is included in the consolidated statements of income and totaled $412,000, $355,000 and $211,000 for 1999, 1998, and 1997, respectively.

STOCK OPTION PLAN:

On December 31, 1999, the Company had two stock-based compensation plans, the 1992 Employee Stock Option Plan ("1992 Plan") and the 1997 Stock Option Plan for Directors ("1997 Plan"). Both Plans are accounted for in accordance with Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations.

In connection with the stock options granted under the 1992 Plan, additional restricted stock grants for 21,077 shares at December 31, 1999 may be awarded at no additional cost to the Plan's participants. Restricted stock, subject to a three-year restriction period and certain other conditions, is awarded to the Plan's participants following their purchase of the shares granted under the 1992 Plan. In addition, certain participants under the 1992 Plan may receive additional reload options upon the exercise of options issued under the Plan, if the exercise occurs within three years from the date of the original grant and certain other conditions are satisfied. A reload feature is one that provides for grants of additional options whenever a participant exercises previously granted options. The terms of the Plans provide that the number of reload options granted is the same as the number of original options exercised, and the exercise price of the reload is the market price of the stock on the date the reload option is granted. Compensation expense, reflecting the fair value of the restricted shares on the date the stock options were initially granted, is recognized ratably over a four year period, commencing on the date the stock options were granted and ending with the expiration of the three year restriction period. Compensation expense recognized under this Plan for years ended December 31, 1999, 1998, and 1997 totaled $63,000, $68,000 and $65,000, respectively.

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

Had compensation expense for both Plans been determined based on the fair value of each option granted on the date of grant using an option-pricing model as prescribed in FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

                                 Years ended December 31,
---------------------------------------------------------------
                                 1999        1998        1997
---------------------------------------------------------------
Net income:
   As reported                $10,429      $9,426     $11,168
   Pro forma                    9,783       8,751      10,457
Basic earnings per share:
   As reported                  $0.89       $0.82       $0.97
   Pro forma                     0.83        0.76        0.91
Diluted earnings per share:
   As reported                  $0.87       $0.79       $0.95
   Pro forma                     0.82        0.74        0.89
---------------------------------------------------------------


The 1992 Plan provides that 606,376 shares of the Company's common stock (adjusted for stock splits and stock dividends) will be reserved for the granting of both incentive stock options (ISO) and non-qualified stock options
(NQSO) to purchase these shares. At December 31, 1999, there were no shares reserved for future grants under this Plan. The Company intends to obtain shareholder approval at the annual shareholders meeting, to be held April 18, 2000, for additional shares to be reserved under the Plan. The 1997 Plan provides that 333,333 shares of the Company's common stock will be reserved for the granting of NQSO's to purchase these shares. Future grants under this Plan will be approved by the Board of Directors. Under both Plans, the exercise price per share shall not be less than the fair market value of a share of common stock on the date on which such options were granted, subject to adjustments for the effects of any stock splits or stock dividends, and may be exercised immediately upon being granted.

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions:

                                  Years ended December 31,
-------------------------------------------------------------------
                                1999        1998       1997
-------------------------------------------------------------------
Dividend yield                        4.34%        2.5%        2.5%
Expected volatility                  33.18%      36.53%      40.71%
Risk free interest rate              6.435%      4.650%      5.740%
Expected life, in years                 10          10          10
-------------------------------------------------------------------
Weighted-average fair value of
 options granted during the year     $4.48       $9.47       $9.42
-------------------------------------------------------------------

The following is a summary of transactions for both Plans during the three years ended December 31, 1999, 1998 and 1997.

                                 Options Issued     Weighted-Average
                                and Outstanding       Exercise Price
----------------------------------------------------------------------
Balance at December 31, 1996            396,152               $ 6.91
----------------------------------------------------------------------
Exercised                               (38,792)                6.42
Terminated                               (4,037)                7.44
Granted                                 139,258                14.32
----------------------------------------------------------------------
Balance at December 31, 1997            492,581                 9.03
----------------------------------------------------------------------
Exercised                              (240,511)                6.75
Terminated                              (34,466)                6.55
Granted                                 162,078                19.90
----------------------------------------------------------------------
Balance at December 31, 1998            379,682                15.55
----------------------------------------------------------------------
Exercised                              (122,694)               10.39
Terminated                               (7,093)               21.25
Granted                                 208,604                15.08
----------------------------------------------------------------------
Balance at December 31, 1999            458,499               $17.18
----------------------------------------------------------------------

At December 31, 1999, the 458,499 options issued and outstanding had exercise prices ranging from $4.75 to $22.86 and had a weighted-average remaining contractual life of 106 months.

                                       December 31,
--------------------------------------------------------------
                                 1999       1998        1997
--------------------------------------------------------------
Exercisable options:
 Options outstanding          458,499    272,201     297,198
 Weighted-average price      $  17.18   $  19.34    $  11.52
--------------------------------------------------------------

NOTE: 12. INCOME TAXES:

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                           December 31,
----------------------------------------------------------------------------
(dollars in thousands)                                   1999         1998
----------------------------------------------------------------------------
Deferred tax assets:
 Provision for credit losses                         $ 3,640        $2,378
 Net securities losses                                    --           173
 Unrealized loss on securities available for sale      5,779            --
 Deferred compensation                                   745           570
 Postretirement benefits                                 256           257
 Provision for foreclosed properties                      20            21
 Deferred Fees                                           253           276
 Other                                                   808           983
----------------------------------------------------------------------------
   Total deferred tax assets                          11,501         4,658
----------------------------------------------------------------------------
Deferred tax liabilities:
 Unrealized gain on securities available for sale         --         2,446
 Depreciation                                            691           629
 Other                                                   352           331
----------------------------------------------------------------------------
     Total deferred tax liabilities                    1,043         3,406
----------------------------------------------------------------------------
     Net deferred tax assets                         $10,458        $1,252
----------------------------------------------------------------------------

A reconciliation of the maximum statutory income tax to the provision for income taxes attributable to continuing operations included in the consolidated statements of income, is as follows:

                                 Years ended December 31,
-------------------------------------------------------------------
(dollars in thousands)                 1999       1998       1997
-------------------------------------------------------------------
Income before income tax            $15,331    $16,796    $16,875
Tax rate                                 35%        35%        35%
-------------------------------------------------------------------
Income tax at statutory rate          5,366      5,879      5,906
Increase (decrease)
 in tax resulting from:
   Tax-exempt interest income          (220)      (219)      (166)
   Insurance cash values               (531)      (429)      (217)
   Thrift bad debt reserve recapture     --      1,750         --
   State income taxes, net
     federal benefit                    116        251        502
Benefit of federal surtax exemption    (100)      (100)      (100)
Other                                   271        238       (218)
-------------------------------------------------------------------
                                    $ 4,902    $ 7,370    $ 5,707
-------------------------------------------------------------------

Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                        Years ended December 31,
-------------------------------------------------------------------
(dollars in thousands)                  1999        1998       1997
-------------------------------------------------------------------
Taxes currently payable               $5,884      $5,726     $4,615
Deferred tax liabilities (benefits)     (982)       (106)     1,092
-------------------------------------------------------------------
Operating activities                   4,902       5,620      5,707
Thrift bad debt reserve recapture         --       1,750         --
-------------------------------------------------------------------
Total                                 $4,902      $7,370     $5,707
-------------------------------------------------------------------

Included in the above amounts are income taxes of $361,000 in 1999, $591,000 in 1998, and $258,000 in 1997 related to net security gains.

NOTE 13. OTHER OPERATING EXPENSES:

Other operating expenses in the consolidated statements of income include the following:

                                 Years ended December 31,
-------------------------------------------------------------------
(dollars in thousands)                   1999       1998       1997
-------------------------------------------------------------------
FDIC and general insurance            $   387    $   690     $  403
Professional and directors fees         2,761      3,152      3,343
Advertising and public relations        2,053      1,818      1,372
Credit and collection expense             732        314        320
Postage and supplies                    1,727      1,644      1,364
Net loss on foreclosed properties         181        187        195
Other                                   3,431      3,118      2,935
-------------------------------------------------------------------
                                      $11,272    $10,923     $9,932

Changes in the allowance for foreclosed properties are summarized as follows:

                                        Years ended December 31,
-------------------------------------------------------------------
(dollars in thousands)                  1999       1998        1997
-------------------------------------------------------------------
Balance at beginning of year           $ 196      $ 410       $ 533
Provision charged to income               75         52          35
Losses charged to the allowance         (116)      (266)       (158)
-------------------------------------------------------------------
Balance at end of year                 $ 155      $ 196       $ 410
-------------------------------------------------------------------

NOTE 14. SHAREHOLDERS' EQUITY:

RESTRICTIONS ON DIVIDENDS:

The amount of dividends that the Bank can pay to the Parent Company without approval from the Federal Reserve Board is limited to its net profits for the current year plus its retained net profits for the preceding two years. Amounts available for the payment of dividends during 1999 aggregated $15,990,000.

RESTRICTIONS ON LENDING FROM SUBSIDIARY TO PARENT:

Federal law imposes certain restrictions limiting the ability of the Bank to transfer funds to the Parent Company in the forms of loans or advances. Section 23A of the Federal Reserve Act prohibits the Bank from making loans or advances to the Parent Company in excess of 10 percent of its capital stock and surplus, as defined therein. There were no material loans or advances outstanding at December 31, 1999.

PREFERRED STOCK:

The Board of Directors has the authority to issue preferred stock in one or more classes or series, with such designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other optional or special rights, and such restrictions, limitations and qualifications as the Board of Directors may determine.

CAPITAL:

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes that the Company and the Bank met all capital adequacy requirements to which it is subject as of December 31, 1999.

As of December 31, 1999, the most recent notification from the regulatory agency categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed the Bank's category.

The Company and the Bank's actual capital amounts and ratios are presented in the following table.


Capitalized Under
Action Provisions:                                 For Capital Prompt           Corrective Actual          Adequacy Purposes:
------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                              Amount      Ratio            Amount     Ratio           Amount     Ratio
------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1999:
------------------------------------------------------------------------------------------------------------------------------
Total Capital
  (to Risk-Weighted Assets):
  FCNB Corp                                        $143,684     13.04%           $88,136    8.00%               N/A       N/A
  FCNB Bank                                        $116,787     10.79%           $86,566    8.00%          $108,207    10.00%

Tier I Capital
  (To Risk-Weighted Assets):
  FCNB Corp                                        $126,331     11.47%           $44,068    4.00%               N/A       N/A
  FCNB Bank                                        $106,683      9.86%           $43,283    4.00%          $ 64,924     6.00%

Tier I Capital
  (To Average Assets):

  FCNB Corp                                        $126,331      8.59%           $58,846    4.00%               N/A       N/A
  FCNB Bank                                        $106,683      7.35%           $58,053    4.00%          $ 72,567     5.00%

As of December 31, 1998:
------------------------------------------------------------------------------------------------------------------------------
Total Capital
  (to Risk-Weighted Assets):
  FCNB Corp                                        $140,659     13.91%           $81,327    8.00%               N/A       N/A
  FCNB Bank                                        $109,402     10.96%           $80,025    8.00%          $100,032    10.00%

Tier I Capital
  (To Risk-Weighted Assets):
  FCNB Corp                                        $117,351     11.58%           $40,663    4.00%               N/A       N/A
  FCNB Bank                                        $100,976     10.13%           $40,012    4.00%          $ 60,019     6.00%

Tier I Capital
  (To Average Assets):
  FCNB Corp                                        $117,351      8.61%           $42,127    4.00%               N/A       N/A
  FCNB Bank                                        $100,976      7.51%           $41,541    4.00%          $ 67,290     5.00%
------------------------------------------------------------------------------------------------------------------------------

N/A = Not applicable

DIVIDEND REINVESTMENT PLAN:

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for all shareholders of the Company. This Plan provides that 509,217 shares, as adjusted for stock splits and stock dividends, of the Company's common stock will be reserved for issuance under the Plan. At December 31, 1999, reserved shares remaining for future issuance under this Plan totaled 165,052. The terms of this Plan allow participating shareholders to purchase additional shares of common stock in the Company by reinvesting the dividends paid on shares registered in their name, by making optional cash payments, or both. Shares purchased under the Plan with reinvested dividends or optional cash payments are acquired at 97% of current market prices. Optional cash payments to this Plan are limited and may not exceed $2,500 in any calendar quarter. Contributions to the Plan will be used by a designated agent to acquire common shares of the Company at current market prices. The Company reserves the right to amend, modify, suspend or terminate this Plan at any time at its discretion.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS:

In  accordance  with the  disclosure  requirements  of  Statement  of  Financial
Accounting Standards No. 107, the estimated fair values of the Company's financial instruments are as follows:

                                                         December 31, 1999                             December31, 1998
----------------------------------------------------------------------------------------------------------------------------
                                                     Carrying               Fair                  Carrying             Fair
(dollars in thousands)                                 Amount              Value                    Amount            Value
----------------------------------------------------------------------------------------------------------------------------
Financial Assets
Cash and cash equivalents                          $   76,377         $   76,377                $   92,138       $   92,138
Loans held for sale                                       878                878                     5,236            5,236
Investment securities                                 442,142            442,043                   467,729          468,153
Net loans                                             893,029            890,927                   809,824          815,020
----------------------------------------------------------------------------------------------------------------------------
  Total financial assets                           $1,412,426         $1,410,225                $1,374,927       $1,380,547
----------------------------------------------------------------------------------------------------------------------------
Financial Liabilities
Deposits                                           $1,028,859         $1,032,009                $  962,799       $  966,164
Short-term borrowings                                 329,263            321,826                   342,836          342,668
Long-term debt                                         40,250             35,319                    40,250           39,165
----------------------------------------------------------------------------------------------------------------------------
  Total financial liabilities                      $1,398,372         $1,389,154                $1,345,885       $1,347,997
----------------------------------------------------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of December 31, 1999 and 1998:

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

INTEREST RATE SWAPS:

The fair values of interest rate swaps are estimated based on the amount the Company would receive or pay to terminate the contracts or agreements. The carrying value of interest rate swaps related to interest rate risk management activities was immaterial at December 31, 1999 and 1998. The carrying value of such instruments, if any, includes any accrued interest receivable and/or payable balances.

NOTE 16. TRANSACTIONS WITH RELATED PARTIES:

In the normal course of banking business, loans are made to officers and directors of the Company, as well as to their associates. Such loans are made in the ordinary course of business with substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. They do not involve more than normal risk of collectability or present other unfavorable features. An analysis of the activity during 1999 is as follows:

                                 (dollars in thousands)
---------------------------------------------------------
Balance at December 31, 1998                   $ 11,277
---------------------------------------------------------
New loans                                        13,618
Repayments                                      (10,898)
---------------------------------------------------------
Balance at December 31, 1999                   $ 13,997
---------------------------------------------------------

In addition, Note 2 contains detailed information relating to the acquisition of Frederick Underwriters during 1998. Prior to the merger, a director of the Company was the principal shareholder of Frederick Underwriters.

NOTE 17.  COMMITMENTS AND CONTINGENCIES:

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

Any losses which may result from these transactions are not expected to have a material effect on the accompanying consolidated financial statements. Notional principal amounts often are used to express the volume of a transaction, but the amounts potentially subject to credit risk are much smaller. The contract or notional amount of each class of such instruments at December 31 was:

December 31,                                     1999         1998
--------------------------------------------------------------------
                                            Contract/    Contract/
                                             Notional     Notional
(dollars in thousands)                         Amount       Amount
--------------------------------------------------------------------
Financial  instruments whose notional or
contract amounts represent credit risk:

  Commitments to extend credit               $240,063     $222,833
  Standby letters of credit                    17,202       15,006
--------------------------------------------------------------------
  Total                                      $257,265     $237,839
--------------------------------------------------------------------
Financial instruments whose notional
 or contract amounts exceeded
 maximum credit risk:
  For interest rate risk management:
  Interest rate swaps                        $ 10,000     $ 10,000
--------------------------------------------------------------------
  Total                                      $ 10,000     $ 10,000
--------------------------------------------------------------------

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

As a financial institution, the Company assumes interest rate risk as a provider of banking services to its customers. This risk can be managed through derivative interest rate contracts, such as interest rate swaps. Changes in the fair value of such derivatives are generally offset by changes in the fair value of the underlying hedged asset or liability. For interest rate risk management purposes, the Company was using interest rate (pay-fixed) swaps with notional balances of $10,000,000 at December 31, 1999 and 1998 to convert fixed rate loans to variable rates.

LEGAL PROCEEDINGS:

The Company is subject to various legal proceedings which are incidental to the ordinary course of business. In the opinion of the management of the Company, there are no material pending legal proceedings to which the Company is a party or which involves any of its property.

TAX LIABILITY:

The Company has been notified by the Internal Revenue Service (the Service) that the Service has taken under review the Company's treatment of an income tax reserve for bad debts relating to the Company's 1996 acquisition of Laurel and its subsidiary thrift. As a part of its acquisition of Laurel Bancorp, Inc., the Company assumed an unrecorded deferred tax liability of approximately $1.6 million related to the special bad debt deduction for years before December 1, 1988, which thrifts were allowed. The Company determined that recognition of the deferred tax liability was not required as a result of the merger of Laurel and its subsidiary into the Company and its subsidiary bank. The Service has raised issues related to the availability of an exemption from recapture of the bad debt reserve. The Company is reviewing the Service's position. The Company intends to vigorously contest the additional assessment, but has accrued $1.75 million as a reserve against such liability, which has been considered a merger-related expense for financial reporting purposes.

NOTE 18. FCNB CORP (PARENT COMPANY) CONDENSED FINANCIAL INFORMATION:

Balance Sheets

                                             December 31,
------------------------------------------------------------
(dollars in thousands)                     1999        1998
------------------------------------------------------------
Assets

Cash                                   $  7,080    $ 11,716
Receivable from subsidiaries                641       1,838
Investment securities available
 for sale-at fair value                  16,036      15,989
Investment in subsidiaries              104,604     109,468
Other assets                              3,092       3,722
------------------------------------------------------------
   Total assets                        $131,453    $142,733
------------------------------------------------------------

                                             December 31,
------------------------------------------------------------
(dollars in thousands)                     1999        1998
------------------------------------------------------------
Liabilities and Shareholders' Equity
Liabilities
------------------------------------------------------------
Long-term debt                         $ 41,495    $ 41,915
Other liabilities                           193       1,963
------------------------------------------------------------
   Total liabilities                     41,688      43,878
Common stock                             11,924      11,599
Surplus                                  54,316      54,147
Retained earnings                        32,581      29,204
Accumulated other comprehensive
  income (loss)                          (9,056)      3,905
------------------------------------------------------------
   Total shareholders' equity            89,765      98,855
------------------------------------------------------------
   Total liabilities and
    shareholders' equity               $131,453    $142,733
------------------------------------------------------------

Statements of Income

                                                                                        For the years ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                             1999              1998              1997
-----------------------------------------------------------------------------------------------------------------------------
Income:
 Dividends from subsidiary banks                                                 $ 7,913            $4,842          $ 4,328
 Net securities gains                                                                627               554              173
 Other income, principally interest                                                  882               695              301
-----------------------------------------------------------------------------------------------------------------------------
   Total income                                                                    9,422             6,091            4,802
Expenses                                                                           4,024             2,040              399
-----------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes and equity in undistributed
 earnings of subsidiaries                                                          5,398             4,051            4,403
Provision for income taxes (benefits)                                               (876)             (283)             (18)
-----------------------------------------------------------------------------------------------------------------------------
Income before equity in undistributed earnings of subsidiaries                     6,274             4,334            4,421
Equity in undistributed earnings of subsidiaries                                   4,155             5,092            6,747
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                                       $10,429            $9,426          $11,168
-----------------------------------------------------------------------------------------------------------------------------

Statements of Cash Flows

                                                                                            For the years ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                                  1999              1998              1997
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:

 Net income                                                                           $10,429          $  9,426          $11,168
 Adjustments to reconcile net income to net cash provided by operating activities:
   Equity in undistributed earnings of subsidiary                                      (4,155)           (5,092)          (6,747)
   Noncash charitable contribution                                                         --                --               98
   Net securities gains                                                                  (627)            (554)             (173)
   Decrease (increase) in receivable from subsidiaries                                  1,225             (469)             (906)
   Decrease (increase) in other assets                                                    829           (2,104)             (579)
   Increase (decrease) in other liabilities                                              (209)              402             (590)
---------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                         7,492             1,609            2,271
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:

 Proceeds from sale of investment securities available for sale                         2,005             1,612              510
 Purchase of investment securities available for sale                                  (5,872)           (5,856)          (6,330)
 Investment in subsidiary                                                              (1,017)          (24,916)           4,726
---------------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) investing activities                                          (4,884)          (29,160)          (1,094)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:

 Proceeds from (repayment of) long-term debt                                             (420)           41,915               --
 Dividend reinvestment plan                                                               (56)              (29)             (18)
 Proceeds from issuance of common stock                                                   228               664              210
 Repurchase of common stock                                                                --            (2,910)            (599)
 Cash dividends paid                                                                   (6,996)           (4,583)          (3,048)
---------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                              (7,244)           35,057           (3,455)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                        (4,636)            7,506           (2,278)
Beginning cash                                                                         11,716             4,210            6,488
---------------------------------------------------------------------------------------------------------------------------------
Ending cash                                                                           $ 7,080          $ 11,716          $ 4,210
Supplemental schedule of noncash investing and financing activities:
 Surplus from stock options granted                                                        --          $    135          $   152
---------------------------------------------------------------------------------------------------------------------------------

NOTE 19. CURRENT ACCOUNTING DEVELOPMENTS:

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. In management's opinion, the adoption of this Statement will not have a material impact on the financial position or the results of operations of the Company.

NOTE 20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

The following is a summary of the Company's unaudited quarterly results of operations:

1999

---------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)            December 31     September 30        June 30(1)      March 31(1)
---------------------------------------------------------------------------------------------------------------------------
Interest income                                                 $27,045          $26,036           $25,460          $25,182
Net interest income                                              12,846           12,330            12,548           12,129
Provision for credit losses                                         830            3,290               390              498
Net securities gains                                                121              159               264              382
Income before income taxes                                        5,105              658             4,699            4,869
Net income (loss)                                                 3,460              598             3,095            3,276
Net income before merger-related expense                          3,577            3,355             3,227            3,361
Basic earnings per share                                           0.29             0.06              0.26             0.28
Diluted earnings per share                                         0.29             0.05              0.26             0.27
Basic earnings per share before merger-related expenses            0.30             0.29              0.28             0.28
Diluted earnings per share before merger-related expenses          0.30             0.28              0.27             0.28
---------------------------------------------------------------------------------------------------------------------------

1998(1)

---------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)         December 31(2)     September 30           June 30         March 31
---------------------------------------------------------------------------------------------------------------------------
Interest income                                                 $25,266          $24,306           $22,964          $22,104
Net interest income                                              12,092           11,889            11,663           11,143
Provision for credit losses                                       1,024              450               428              195
Net securities gains                                                528              282               184              526
Income before income taxes                                        2,780            4,701             4,781            4,534
Net income                                                          115            3,116             3,175            3,020
Net income before merger-related expenses                         3,202            3,156             3,209            3,020
Basic earnings per share                                           0.02             0.27              0.27             0.26
Diluted earnings per share                                         0.01             0.26              0.26             0.26
Basic earnings per share before merger-related expenses            0.29             0.27              0.27             0.26
Diluted earnings per share before merger-related expenses          0.27             0.27              0.26             0.26
---------------------------------------------------------------------------------------------------------------------------

(1) The financial data for the first two quarters of 1999 and for all of 1998 has been restated to include the effect of the acquisition of First Frederick Financial Corporation in 1999, accounted for as a pooling of interests..

(2) During the quarter ended December 31, 1998, the Company recognized a current period income tax provision, totaling $1,750,000, for the tax effects of certain pre-1988 tax reserves for bad debts required to be recaptured.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

1999

                                                                              Price Range
                                                                              -----------                      Dividend
Quarterly stock prices and dividends                                   High                   Low              Declared
-----------------------------------------------------------------------------------------------------------------------
First Quarter                                                        $22.50                $18.88                $0.147
Second Quarter                                                        22.44                 18.50                 0.152
Third Quarter                                                         21.88                 17.63                 0.139
Fourth Quarter                                                        20.00                 14.50                 0.160
-----------------------------------------------------------------------------------------------------------------------

1998

                                                                              Price Range
                                                                              -----------                      Dividend
Quarterly stock prices and dividends                                   High                   Low              Declared
-----------------------------------------------------------------------------------------------------------------------
First Quarter                                                        $24.38                $20.81                $0.101
Second Quarter                                                        24.94                 24.44                 0.103
Third Quarter                                                         26.81                 23.88                 0.108
Fourth Quarter                                                        24.50                 23.00                 0.115
-----------------------------------------------------------------------------------------------------------------------

The stock prices are the high and low sale prices as recorded on the NASDAQ National Market. The Company trades on the NASDAQ National Market under the symbol FCNB.

-----------------------------------------------------------------
NUMBER OF SHAREHOLDERS OF RECORD, AS OF DECEMBER 31, 1999:  3,073

PRINCIPAL AFFILIATE

Balance Sheet

                                                                         December 31, 1999
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                     Assets                                                        Liabilities and Equity
-------------------------------------------------------------------------------------------------------------------------------
FCNB Bank                           Cash and due from banks     $   47,640                 Total deposits           $1,035,939
7200 FCNB Court                     Earning assets               1,358,793                 Short-term borrowings       329,263
Frederick, MD 21703                                                                        Accrued interest and
(301) 662-2191                                                                              other liabilities           17,909
34 Offices                          Allowance for credit losses   (10,043)
                                    Other assets                    90,080                 Shareholders' equity        103,359
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           Total liabilities and
                                    Total assets                $1,486,470                 shareholders' equity     $1,486,470
-------------------------------------------------------------------------------------------------------------------------------
                                    Net income                  $   12,067
-------------------------------------------------------------------------------------------------------------------------------

                                       36